

DAVIDE CAMPARI - MILANO S.p


05007920

SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +3' ... COM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MIL... 'ARTITA IVA N. 06672120158

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
MAY 0 5 2005
WASH. D.C.
185
SECTION
SUPPL

By Courier

May, 2, 2005

PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The statutory accounts of Davide Campari-Milano S.p.a. as approved by the Shareholder's Meeting held on April 29, 2005, in Italian. For a summary in English please refer to the English translation of the consolidated accounts mentioned at point (2) below, under the heading , "Parent Company's financial Statements";

2.) The consolidated accounts as at December 31, 2004, in Italian with an English translation thereof containing the following additional information;

   (a) Parent Company's financial Statement inclusive of the Annual Report on the Board of Directors on Corporate Governance
   (b) Auditor's Report
   (c) Board of Statutory Auditor's Report;

3.) A press release, in Italian and English announcing the approval, by the Shareholders of the 2004 accounts;

4.) A press release, dated March 31, 2005, in Italian and English announcing two new initiatives in the US ultra premium spirit segment;

5.) A press release, dated April 4, 2005, in Italian and English announcing Campari's award of the Italian distribution rights for Brown-Forman's spirit portfolio;

6.) A copy of this letter which I request that you date, stamp and return in the provided stamped and addressed envelope.


GRUPPO
CAMPARI

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

Codice fiscale e Registro Imprese 06672120158

REA 1112227

Davide Campari-Milano S.p.A.
Sede Via Filippo Turati 27, Milano
Capitale Sociale € 29.040.000 interamente versati

Bilancio al 31 dicembre 2004

Stato patrimoniale attivo	31 dicembre 2004	31 dicembre 2003
A) Crediti verso soci per versamenti ancora dovuti	*0*	*0*
B) Immobilizzazioni, con separata indicazione di quelle concesse in locazione finanziaria		
I. Immateriali		
1) Costi di impianto e di ampliamento	300.126	0
3) Diritti di brevetto industriale e opere dell'ingegno	261.865	240.130
4) Concessioni, licenze, marchi e diritti simili	1.960.694	0
5) Avviamento	160.574.508	0
6) Immobilizzazioni in corso e acconti	250.546	305.228
7) Altre	3.114.387	2.512.225
Totale immobilizzazioni immateriali	*166.462.126*	*3.057.583*
II. Immobilizzazioni materiali		
1) Terreni e fabbricati	27.430.322	5.916.687
2) Impianti e macchinari	40.432.745	4.562.526
3) Attrezzature industriali e commerciali	1.060.888	242.084
4) Altri beni	1.598.154	1.288.077
5) Immobilizzazioni in corso e acconti	1.569.130	96.321
Totale immobilizzazioni materiali	*72.091.239*	*12.105.695*
III. Immobilizzazioni finanziarie		
1) Partecipazioni in	584.848.423	880.949.891
a) imprese controllate	584.753.332	880.901.161
d) altre imprese	95.091	48.730
2) Crediti	516.754	288.583
d) Verso altri	516.754	288.583
- entro 12 mesi	173.431	0
- oltre 12 mesi	343.323	288.583
4) Azioni proprie	29.779.604	31.000.000
Totale immobilizzazioni finanziarie	*615.144.781*	*912.238.474*
Totale immobilizzazioni	*853.698.146*	*927.401.752*
C) Attivo circolante		
I. Rimanenze		
1) Materie prime, sussidiarie e di consumo	9.919.118	4.193.225
2) Prodotti in corso di lavorazione e semilavorati	19.476.629	2.001.704
4) Prodotti finiti e merci	7.522.789	1.397.885
5) Acconti	1.482.808	0
Totale rimanenze	*38.401.344*	*7.592.814*

II. Crediti		
1) Verso clienti	283.933	0
- entro 12 mesi	283.933	0
2) Verso imprese controllate	62.054.078	34.869.013
- entro 12 mesi	62.054.078	34.869.013
4) Verso controllanti	0	6.001
- entro 12 mesi	0	6.001
4 *bis*) Crediti tributari	6.433.432	1.108.223
- entro 12 mesi	6.433.432	1.108.223
4 *ter*) Imposte anticipate	5.430.280	4.955.757
- entro 12 mesi	5.430.280	4.955.757
5) Verso altri	4.919.542	3.321.601
- entro 12 mesi	1.982.452	458.165
- oltre 12 mesi	2.937.090	2.863.436
Totale crediti	*79.121.265*	*44.260.595*
III. Attività finanziarie che non costituiscono immobilizzazioni	*0*	*0*
IV. Disponibilità liquide		
1) Depositi bancari e postali	55.726.756	22.414.253
3) Denaro e valori in cassa	13.460	9.428
Totale disponibilità liquide	*55.740.216*	*22.423.681*
Totale attivo circolante	*173.262.825*	*74.277.090*
D) Ratei e risconti		
2) Vari	4.889.191	5.028.537
Totale ratei e risconti	*4.889.191*	*5.028.537*
Totale attivo	***1.031.850.162***	***1.006.707.379***

Stato patrimoniale passivo

A) Patrimonio netto

I. Capitale	*29.040.000*	*29.040.000*
II. Riserva da sovrapprezzo delle azioni	*0*	*0*
III. Riserve di rivalutazione	*0*	*0*
IV. Riserva legale	*5.808.000*	*5.808.000*
V. Riserve statutarie	*0*	*0*
VI. Riserva azioni proprie e in portafoglio	*29.779.604*	*31.000.000*
VII. Altre riserve	*247.567.434*	*258.066.863*
- Riserva straordinaria	243.221.990	247.402.257
- Riserva detrazione IVA 4% Legge 64/86	591.982	0
- Riserva detrazione IVA 6% Legge 67/88	451.142	0
- Riserva da ammortamenti anticipati	0	1.931.379
- Riserva tassata da ammortamenti anticipati	0	5.189
- Contributi in conto capitale	260.963	0
- Avanzo di fusione	0	5.686.681
- Riserva conferimento partecipazione *ex-* D. Lgs. 544/92	3.041.357	3.041.357
VIII. Utili (perdite) portate a nuovo	*8.019.577*	*0*
IX. Utile (Perdita) dell'esercizio	*133.683.012*	*20.974.951*
Totale patrimonio netto	*453.897.627*	*344.889.814*

B) Fondi per rischi ed oneri

1) Per trattamento di quiescenza	133.661	176.848
2) Per imposte, anche differite	4.152.237	927.483
b) per imposte differite	4.152.237	927.483
3) Altri	6.091.347	7.133.957
Totale fondi per rischi e oneri	*10.377.245*	*8.238.288*

C) Trattamento di fine rapporto	*8.678.893*	*5.482.561*

D) Debiti

1) Obbligazioni	257.953.568	257.953.568
- oltre 12 mesi	257.953.568	257.953.568
4) Debiti verso banche	48.432.848	24.000.084
- entro 12 mesi	48.432.848	24.000.084
5) Debiti verso altri finanziatori	1.624.719	0
- oltre 12 mesi	1.624.719	0
7) Debiti verso fornitori	36.138.636	9.733.302
- entro 12 mesi	36.138.636	9.733.302
- oltre 12 mesi		
9) Debiti verso imprese controllate	187.943.828	327.138.017
- entro 12 mesi	187.943.828	327.138.017
10) Debiti verso imprese collegate	0	578
- entro 12 mesi	0	578
12) Debiti tributari	5.335.435	11.700.626
- entro 12 mesi	5.335.435	11.700.626
13) Debiti verso istituti di previdenza	1.650.138	1.020.460
- entro 12 mesi	1.650.138	1.020.460
14) Altri debiti	5.322.381	1.451.962
- entro 12 mesi	5.322.381	1.451.962
Totale debiti	*544.401.553*	*632.998.597*

E) Ratei e risconti		
2) Vari	14.494.844	15.098.119
Totale ratei e risconti	*14.494.844*	*15.098.119*
Totale passivo	***1.031.850.162***	***1.006.707.379***

Conti d'ordine

1) Sistema improprio beni altrui presso di noi		
Totale sistema improprio beni altrui presso di noi	*0*	*0*
2) Sistema improprio degli impegni		
Impegni verso terzi	39.031.086	15.742.603
Totale impegni verso terzi	*39.031.086*	*15.742.603*
Garanzie ricevute	4.026.584	0
Totale garanzie ricevute	*4.026.584*	*0*
Garanzie prestate	162.934.374	160.062.346
Totale garanzie prestate	*162.934.374*	*160.062.346*
Totale sistema improprio degli impegni	*205.992.044*	*175.804.949*
3) Sistema improprio dei rischi		
Totale sistema improprio dei rischi	*0*	*0*
Totale conti d'ordine	***205.992.044***	***175.804.949***

Conto economico

A) Valore della produzione		
1) Ricavi delle vendite e delle prestazioni	*251.974.094*	*81.063.096*
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	*7.604.274*	*198.282*
5) Altri ricavi e proventi	*24.678.795*	*21.441.360*
Totale valore della produzione	*284.257.163*	*102.702.738*
B) Costi della produzione		
6) Per materie prime, sussidiarie, consumo e merci	*173.984.884*	*55.759.949*
7) Per servizi	*32.387.663*	*12.999.824*
8) Per godimento di beni di terzi	*8.893.130*	*3.844.806*
9) Per il personale	*26.914.673*	*15.579.799*
a) Salari e stipendi	18.460.758	10.687.249
b) Oneri sociali	6.220.770	3.582.685
c) Trattamento di fine rapporto	1.371.586	690.083
e) Altri costi	861.559	619.782
10) Ammortamenti e svalutazioni	*19.426.812*	*4.032.859*
a) Ammortamento delle immobilizzazioni immateriali	10.464.638	1.827.501
b) Ammortamento delle immobilizzazioni materiali	8.962.174	2.205.358
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	*-1.270.717*	*787.636*
12) Accantonamento per rischi	*834.000*	*69.779*
14) Oneri diversi di gestione	*2.835.005*	*755.993*
Totale costi della produzione	*264.005.450*	*93.830.645*
Differenza tra valore e costi di produzione (A - B)	*20.251.713*	*8.872.093*
C) Proventi e oneri finanziari		
15) Proventi da partecipazioni	*60.013.718*	*1.282.154*
- da imprese controllate	60.013.718	1.211.537
- altri	0	70.617
16) Altri proventi finanziari	*29.271.297*	*10.593.892*
c) da titoli iscritti nell'attivo circolante	12.604.550	841.346
d) proventi diversi dai precedenti	16.666.747	9.752.546
- da imprese controllate	928.939	1.130.659
- altri	15.737.808	8.621.887
17) Interessi e oneri finanziari	*41.316.721*	*13.700.485*
- da imprese controllate	6.495.028	2.392.213
- altri	34.821.693	11.308.272
17 bis) Utili e perdite su cambi	*-5.025*	*-10.593*
Totale proventi e oneri finanziari (15 + 16 - 17 +/- 17 bis)	*47.963.269*	*-1.835.032*
D) Rettifiche di valore di attività finanziarie	*0*	*0*
E) Proventi e oneri straordinari		
20) Proventi straordinari	*72.101.643*	*25.715.580*
- Plusvalenze da alienazioni	1.484.050	25.044.116
- Altri proventi straordinari	70.617.593	671.464
21) Oneri straordinari	*538.065*	*3.579.626*
- Minusvalenze da alienazioni	0	2.854
- Imposte relative ad esercizi precedenti	12.938	127.725
- Altri oneri straordinari	525.127	3.449.047
Totale delle partite straordinarie (20 - 21)	*71.563.578*	*22.135.954*

Risultato prima delle imposte (A - B +/- C +/- D +/- E)	*139.778.560*	*29.173.015*
22) Imposte sul reddito d'esercizio	*6.095.548*	*8.198.064*
- Correnti	3.607.177	11.431.857
- Imposte differite	1.553.608	256.859
- Imposte anticipate	934.763	-3.490.652
23) Utile (perdita) dell'esercizio	***133.683.012***	***20.974.951***

Nota integrativa
al bilancio chiuso il 31 dicembre 2004

Premessa
Nel corso dell'esercizio è avvenuta la fusione per incorporazione tra Davide Campari-Milano S.p.A. e Campari-Crodo S.p.A., operativa nella produzione di bevande per società commerciali del Gruppo Campari e per conto di terzi.
La comparazione dei valori relativi al bilancio chiuso al 31 dicembre 2004 con quelli dell'esercizio chiuso al 31 dicembre 2003, a seguito della fusione per incorporazione intervenuta, perde di significatività; pur tuttavia, tale comparazione viene fornita in ossequio all'articolo2423 cod. civ.
Per una maggiore comprensione dei dati forniti si è ritenuto opportuno integrare le indicazioni richieste dalle norme vigenti, inserendo relativamente ad alcune significative voci di bilancio, i corrispondenti valori registrati dalla Società incorporata alla data di chiusura dell'esercizio precedente.
Le operazioni dell'incorporata Campari-Crodo S.p.A. sono state imputate al bilancio dell'incorporante Davide Campari-Milano S.p.A. a partire dal 1 gennaio 2004, nel rispetto dell'articolo 2504 *bis*, 3° comma, cod. civ.; dalla stessa data decorrono gli effetti fiscali ai fini delle imposte dirette, ai sensi dell'articolo 172 del D. Lgs. 344 del 12 dicembre 2003.
Per tutti gli effetti nei confronti dei terzi, vale invece la data dell'ultima delle iscrizioni, avvenuta in data 1 ottobre 2004, ai sensi dell'articolo 2504 *bis*, 2° comma, cod. civ.

Criteri di formazione
Sono di seguito esposti i criteri più significativi utilizzati nella formazione del bilancio d'esercizio.
Il bilancio di esercizio è redatto in conformità agli articoli 2423 e ss. cod. civ., come risulta dalla presente Nota Integrativa, redatta ai sensi dell'articolo 2427 cod. civ., che costituisce, ai sensi e per gli effetti dell'articolo 2423 cod. civ., parte integrante del bilancio d'esercizio e in conformità anche a quanto disposto dal D. Lgs. n. 127 del 9 aprile 1991.
Le norme di legge sulla base delle quali il bilancio è stato redatto sono state interpretate e integrate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché da specifiche disposizioni di legge.
Inoltre, al fine di ottemperare a quanto disposto dalla riforma operata dal Legislatore in materia di diritto societario con il D. Lgs. del 17 gennaio 2003 n. 6 e successive modificazioni, nella stesura del presente bilancio d'esercizio, si è tenuto conto di quanto previsto dai principi contabili, modificati dall'Organismo italiano di Contabilità, che ne ha curato la revisione a seguito delle nuove disposizioni del D. Lgs. n. 6 del 17 gennaio 2003.
Per i casi previsti dalla legge è stato richiesto il consenso del Collegio Sindacale.
Non si sono verificati casi eccezionali che abbiano reso necessario il ricorso alle deroghe di cui al quarto comma dell'articolo 2423 cod. civ.
Ai sensi del D. Lgs. 127 del 9 aprile 1991, la Società ha altresì predisposto il bilancio consolidato di Gruppo.
Per quanto riguarda le informazioni relative alla natura dell'attività dell'impresa e ai fatti di rilievo avvenuti dopo la chiusura dell'esercizio e ai rapporti con imprese controllate, collegate e controllanti, si rinvia al contenuto della relazione sull'andamento della gestione.

Struttura dello Stato Patrimoniale e del Conto Economico
Sono stati adottati gli schemi prescritti dalla vigente normativa di cui agli articoli 2424 e 2425 cod. civ., che ha recepito nell'ordinamento italiano la direttiva comunitaria in materia di conti annuali delle società per azioni.
Le voci che nello schema di legge sono precedute da lettere maiuscole o da numeri romani sono riportate anche nel caso in cui il loro importo sia di valore uguale a zero.
Le voci precedute da numeri arabi o da lettere minuscole, nonché eventuali ulteriori suddivisioni previste dalla legge, non compaiono nello stato patrimoniale e nel conto economico se hanno saldo zero sia nell'esercizio in corso che nell'esercizio precedente.
In nessun caso si è proceduto al raggruppamento di voci.
La nota integrativa costituisce integrazione e analisi dei dati di bilancio e contiene le informazioni richieste dal codice civile e dalle norme di legge che disciplinano l'informativa di bilancio per le società quotate sul Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

Criteri di valutazione

I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2004 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.
La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività nonché tenendo conto della funzione economica dell'elemento dell'attivo o del passivo considerato.
Gli utili, pertanto, sono inclusi se realizzati o incassati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dell'esercizio, entro la data di approvazione da parte del Consiglio di Amministrazione.
I criteri di valutazione adottati sono quelli prescritti dall'articolo 2426 cod. civ. con l'osservanza dei criteri generali sopra menzionati.

In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti.

Immobilizzazioni

Immateriali

Sono iscritte al costo d'acquisto o di produzione interna comprensivo degli oneri accessori di diretta imputazione.
I costi di impianto e di ampliamento, i costi di diritto di brevetto industriale, dei diritti di concessione delle licenze, dei marchi e dei diritti simili e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo qualora la loro attività si protragga nel tempo.
I suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.
In particolare le licenze di *software*, rappresentate dal costo di acquisto delle licenze, sono ammortizzate a quote costanti sulla prevista utilità futura, pari a tre anni e, qualora sostenuto, il costo esterno di consulenza, viene allocato nelle voce "altre immobilizzazioni immateriali".
In tale voce figurano inoltre, spese pluriennali principalmente imputabili alle spese di emissione del prestito obbligazionario, ammortizzate sulla base della sua durata temporale, pari a dodici e quindici anni.
L'avviamento, acquisito a titolo oneroso, è stato iscritto nell'attivo nei limiti del costo per esso sostenuto, con il consenso del Collegio Sindacale, e viene ammortizzato in venti anni.
Le immobilizzazioni immateriali, il cui valore economico alla data di chiusura dell'esercizio risulti durevolmente inferiore al costo, ammortizzato secondo i criteri sopraccitati, vengono svalutate fino a concorrenza del loro valore economico.
Se vengono meno le ragioni che hanno determinato la svalutazione, si procede al ripristino del costo.

Materiali

Sono iscritte nel bilancio al costo storico di acquisto o di produzione interna, comprensivo degli oneri accessori di diretta imputazione, rettificato per effetto delle rivalutazioni monetarie effettuate ai sensi delle leggi che hanno disciplinato questa materia e dai corrispondenti fondi di ammortamento.
Le quote di ammortamento sono calcolate secondo il metodo dell'ammortamento a quote costanti sul valore storico dei cespiti ovvero sul valore rivalutato, secondo l'utilizzo, la destinazione e la durata economico-tecnica dei cespiti, sulla base del criterio della residua possibilità di utilizzazione, criterio ritenuto rappresentato dalle seguenti aliquote:

Terreni e fabbricati	
Fabbricati	3%
Costruzioni leggere	10%
Impianti e macchinari	
Impianti e macchinari	10%
Serbatoi	10%
Altri beni	
Mobilio	12%
Macchine ufficio	12%
Attrezzatura minuta	20%
Macchine elettroniche	20%
Automezzi	20%
Autovetture	25%

I costi di manutenzione aventi efficacia conservativa sono imputati a conto economico nell'esercizio in cui sono sostenuti; quelli aventi carattere incrementativo, in quanto prolungano la vita utile o aumentano la produttività o la sicurezza, sono capitalizzati.

Le immobilizzazioni materiali il cui valore economico alla data di chiusura dell'esercizio risulti durevolmente inferiore al costo, ammortizzato secondo i criteri sopraccitati, vengono svalutate fino a concorrenza del loro valore economico.
Se vengono meno le ragioni che hanno determinato la svalutazione, si procede al ripristino del costo.

Beni in leasing
Il metodo di contabilizzazione seguito per i beni in *leasing*, è conforme alla prassi civilistica vigente in Italia che prevede per la società conduttrice il riconoscimento a conto economico dei canoni di locazione pagati.
Vengono comunque fornite le informazioni circa gli effetti di patrimonio netto e conto economico che deriverebbero dalla rilevazione dell'operazione con metodo finanziario.

Immobilizzazioni finanziarie
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese controllate e in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.
Il valore originario viene ripristinato negli esercizi successivi se vengono meno i motivi della svalutazione effettuata.

Rimanenze di magazzino
Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritte al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione, e il valore di presunto realizzo desumibile dall'andamento del mercato.
I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate, comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo LIFO a scatti annuali e la differenza rispetto al valore delle rimanenze determinato dai costi correnti di fine esercizio, viene indicata nel paragrafo di commento alle rimanenze di magazzino.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo e i costi d'acquisto per pezzi di ricambio di manutenzione, determinati in linea con i criteri di cui sopra, vengono iscritti tra le rimanenze di fine esercizio.
Le eventuali giacenze di articoli obsoleti o a lento rigiro sono svalutate tenendo conto della possibilità di utilizzo e di realizzo.

Crediti e debiti
I crediti vengono valutati al presumibile valore di realizzo.
L'adeguamento del valore nominale dei crediti al valore presunto di realizzo è ottenuto mediante apposito fondo svalutazione crediti commisurato all'effettivo rischio di inesigibilità.
I debiti sono rilevati al valore nominale, eventualmente rettificato in caso di resi o rettifiche di fatturazione.
I crediti e i debiti in valute diverse da quelle facenti parte dei paesi aderenti all'Unione Monetaria Europea vengono allineati ai cambi di fine esercizio.
Le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al conto economico.

Disponibilità liquide
I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti
Alla voce ratei e risconti attivi sono iscritti i proventi esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri
Al fine di coprire le passività potenziali a carico della Società vengono iscritti al passivo dello stato patrimoniale fondi rischi e oneri.
I fondi per rischi e oneri iscritti si riferiscono a oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza.
Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel conto economico.
I fondi per rischi e oneri comprendono anche gli accantonamenti al fondo imposte differite.

Trattamento di fine rapporto di lavoro subordinato
Il trattamento di fine rapporto (T.F.R.), spettanza dei dipendenti accumulata durante il periodo lavorativo e pagabile subito dopo l'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente.
L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano.
Nello stato patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine
Vengono iscritte tra i conti d'ordine le garanzie prestate direttamente o indirettamente, distinguendosi tra fidejussioni, avalli e altre garanzie personali, per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.
Tra gli altri conti d'ordine figura anche l'impegno pluriennale per la locazione di beni immobili.

Contratti derivati
La valutazione contabile di tali contratti è coerente con il valore delle attività e passività ad essi correlati.
I differenziali di tali operazioni sono riflessi nel conto economico.

Iscrizione dei ricavi, dei proventi, dei costi e degli oneri
I ricavi, i proventi, i costi e gli oneri, comprese tutte le imposte e tasse non gravanti sul reddito, sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi.
In particolare:
- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni; le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione e in accordo con i relativi contratti;
- i dividendi da imprese partecipate sono iscritti a conto economico nell'esercizio in cui vengono incassati.

I costi, siano essi di natura industriale che di natura finanziaria, sono riconosciuti in base al principio di competenza.

Spese di ricerca e sviluppo
I costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti.

Spese di pubblicità
I costi di pubblicità sono riconosciuti a conto economico nell'esercizio in cui vengono sostenuti.

Imposte sul reddito correnti
Le imposte correnti vengono accantonate in base alle aliquote in vigore applicate a una stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio, nel rispetto del principio di competenza economica.

Imposte sul reddito differite
Le imposte differite o anticipate originate dalle differenze temporanee tra il valore attribuito a una attività o a una passività secondo criteri civilistici e il valore attribuito a quell'attività o a quella passività ai fini fiscali sono iscritte in base ai principi di prudenza e competenza e valorizzate sulla base delle aliquote vigenti ragionevolmente applicabili per gli esercizi futuri.
Pertanto, le attività per imposte anticipate non vengono contabilizzate qualora non vi sia la ragionevole certezza del loro futuro recupero.
Le passività per imposte differite non vengono contabilizzate qualora esistano scarse probabilità che tale debito insorga.

Consolidato fiscale
A seguito della riforma tributaria introdotta con il D. Lgs. 12 dicembre 2003 n. 344, la Società ha esercitato, congiuntamente con le altre società italiane del Gruppo, l'opzione per il regime del consolidato fiscale nazionale, disciplinato dagli articoli 117 e ss. T.U.I.R., per gli esercizi 2004, 2005 e 2006, predisponendo apposito regolamento di partecipazione per le società del Gruppo Campari.

L'esercizio di tale opzione è coerentemente riflesso nelle scritture contabili.

Contributi in conto capitale
I contributi in conto capitale commisurati al costo delle immobilizzazioni materiali sono accreditati al conto economico in base alla vita utile dei cespiti cui si riferiscono ed esposti in bilancio in una voce del passivo tra i risconti.

I rapporti con le imprese controllate, controllanti, sottoposte al controllo di queste ultime e con altre parti correlate
La Società intrattiene rapporti commerciali principalmente per vendita di prodotti, prestazioni di servizi legali, amministrativi e di carattere generale nonché rapporti finanziari derivanti dalla gestione della tesoreria centralizzata verso società del Gruppo.
I rapporti commerciali sono regolati a prezzi di mercato e i rapporti finanziari generano oneri e proventi finanziari in linea con i tassi di mercato.
Non sono state effettuate transazioni con altre parti correlate.

Composizione delle voci di stato patrimoniale
Qualora sia necessario operare modifiche ai contenuti di alcune voci di bilancio si effettuano le medesime riclassificazioni anche al bilancio precedente per motivi di comparazione.

Altre informazioni
Espressione degli importi monetari
Gli importi riportati nel bilancio di esercizio e nella nota integrativa, se non diversamente indicato, sono espressi in unità di €.

Compensi corrisposti a amministratori, sindaci e direttori generali
Con riferimento alla deliberazione Consob n.11971 del 14 maggio 1999 e successive modifiche, sono riportati nel prospetto allegato alla nota integrativa n. 6, i compensi corrisposti da Davide Campari-Milano S.p.A. e dalle sue controllate, ad amministratori, sindaci e direttori generali di Davide Campari-Milano S.p.A., secondo i criteri stabiliti nell'allegato 3C della Delibera Consob n. 13616 del 12 giugno 2002 concernente il regolamento degli emittenti.

***Stock Option* attribuite ad amministratori e direttori generali**
In riferimento alla deliberazione Consob n. 11971 del 14 maggio 1999 e successive modifiche, si segnala che è previsto un piano per la disciplina delle *stock option*, che prevede le modalità per l'attribuzione di opzioni per la sottoscrizione e/o l'acquisto di azioni di Davide Campari-Milano S.p.A., sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori di una o più società del Gruppo e/o a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
I beneficiari e il numero di opzioni a ciascuno attribuite sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazione e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito da ciascun beneficiario nell'ambito del Gruppo, nonché dell'interesse della Società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.

In osservanza alla deliberazione Consob n.11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob n.11508 del 15 febbraio 2000, sono riportati nel prospetto allegato alla nota integrativa n. 7, le informazioni relative all'assegnazione gratuita di azioni o l'offerta di opzioni per l'acquisto di azioni di Davide Campari-Milano S.p.A., previste dal piano di *stock option* attribuite ad amministratori di Davide Campari-Milano S.p.A. o sue controllate.

Dati sull'occupazione

L'organico medio aziendale nel corso dell'esercizio ha subito la seguente evoluzione:

Organico	31 dicembre 2004 Davide Campari-Milano S.p.A.	31 dicembre 2003 Davide Campari-Milano S.p.A.	31 dicembre 2003 Campari-Crodo S.p.A.	Variazioni Davide Campari-Milano S.p.A.
Dirigenti	28	24	4	4
Impiegati	239	163	79	76
Operai	272	86	179	186
	539	**273**	**262**	**266**

Il contratto nazionale di lavoro applicato è quello dell'industria alimentare, a eccezione dei portieri degli immobili di proprietà, per i quali si applica il contratto dei dipendenti da proprietari di fabbricati.

ATTIVITÀ

B) Immobilizzazioni

I. Immobilizzazioni immateriali

Saldo al 31 dicembre 2004	166.462.126
Saldo al 31 dicembre 2003	3.057.583
Variazioni	**163.404.543**

Totale movimentazione delle immobilizzazioni immateriali

Descrizione costi	Valore 31 dicembre 2003	Valore 31 dicembre 2003 società incorporata	Incrementi dell'esercizio	Decrementi dell'esercizio	Ammortamenti dell'esercizio	Valore 31 dicembre 2004
Costi di impianto e ampliamento	0	338.285	58.015	0	96.174	300.126
Software in licenza d'uso	240.130	2.917	253.578	0	234.760	261.865
Marchi	0	2.397.976	0	0	437.282	1.960.694
Avviamento	0	71.045.378	98.177.222	0	8.648.092	160.574.508
Immobilizzazioni in corso e acconti	305.228	32.043	250.546	337.271	0	250.546
Altre	2.512.225	338.709	1.311.782	0	1.048.329	3.114.387
	3.057.583	**74.155.308**	**100.051.143**	**337.271**	**10.464.637**	**166.462.126**

Nella voce "Costi di impianto e ampliamento" sono inclusi costi per l'avviamento dell'unità produttiva di Novi Ligure, non attribuibili a uno specifico impianto o macchinario.
Gli incrementi dell'esercizio sono sostanzialmente riferibili a spese notarili per l'incorporazione di Campari-Crodo S.p.A.

Tra i "*software* in licenza d'uso" sono inclusi i costi relativi al puro acquisto di licenze, mentre i costi di consulenza a esse relativi sono allocati nella voce "altre immobilizzazioni immateriali".
Gli incrementi più significativi di *software* si riferiscono per € 145.153 all'aggiornamento del *software* che gestisce la posta elettronica, per € 30.480 all'acquisto di licenze relative a Sap R/3 e per € 77.945 ad altre licenze relative all'ambiente informativo aziendale.

La voce "concessioni, licenze e marchi", per effetto dell'incorporazione di Campari-Crodo S.p.A., si incrementa del valore dei marchi già iscritti in tale società, pari a € 1.960.694 al netto dell'ammortamento relativo dell'esercizio.

La voce "avviamento" si è incrementata del valore derivante dal disavanzo di fusione, pari a € 93.268.361 al netto dell'ammortamento dell'esercizio, generato dall'azzeramento della partecipazione in Campari-Crodo S.p.A., cui si sommano € 67.306.147, al netto dell'ammortamento dell'esercizio, derivanti da precedenti fusioni avvenute nella società incorporata, e aventi medesima natura.
La fusione per incorporazione di Campari-Crodo S.p.A. in Davide Campari-Milano S.p.A. ha esplicitato il valore economico della società incorporata, come già confermato e supportato da perizia esterna resa in sede di acquisizione, avvenuta nel corso del precedente esercizio, da DI.CI.E. Holding B.V.

La voce "altre" include sostanzialmente spese sostenute per il collocamento del prestito obbligazionario sul mercato americano avvenuto nel corso del 2003, iscritte al netto del fondo ammortamento, pari a € 1.580.952, nonché spese incrementative di *software* per € 343.068, spese pluriennali diverse e migliorie su beni di terzi per € 1.190.367, quest'ultime relative sia al complesso immobiliare di Via Filippo Turati a Milano, che ospita la sede della Società, attualmente oggetto di contratto di locazione, sia all'immobile dell'unità produttiva di Novi Ligure, ceduto in *leasing* nel corso dell'esercizio.

Rivalutazione delle immobilizzazioni immateriali
Non sono state effettuate rivalutazioni economiche o monetarie né applicate deroghe ai criteri di valutazione di cui all'articolo 2423 *bis*, 2° comma, cod. civ.

Immobilizzazioni in corso e acconti

Descrizione	Importo
Saldo al 31 dicembre 2003	**305.228**
Costo storico della società incorporata	32.043
Incrementi dell'esercizio	250.546
Decrementi dell'esercizio	-337.271
Saldo al 31 dicembre 2004	**250.546**

Precedenti rivalutazioni, ammortamenti e svalutazioni
La tabella sotto riportata evidenzia le movimentazioni delle immobilizzazioni immateriali complessivamente intervenute dalla loro origine alla data di chiusura dell'esercizio precedente.

Descrizione costi	Costo storico	Fondo ammortamento	Rivalutazioni	Svalutazioni	Valore
Impianto e ampliamento	4.755.478	4.417.193			338.285
Concessioni licenze e marchi	85.531.937	12.161.751	73.168		73.443.354
Software in licenza d'uso	2.097.899	1.854.852			243.047
Altre	11.377.963	8.527.029			2.850.934
Immobilizzazioni in corso e acconti	337.271				337.271
	104.100.548	**26.960.825**	**73.168**	**0**	**77.212.891**

II. Immobilizzazioni materiali

Saldo al 31 dicembre 2004	72.091.239
Saldo al 31 dicembre 2003	12.105.695
Variazioni	**59.985.544**

Terreni e fabbricati

Descrizione	Importo
Costo storico	12.929.059
Rivalutazione monetaria	2.762.728
Ammortamenti degli esercizi precedenti	-9.775.100
Saldo al 31 dicembre 2003	**5.916.687**
Costo storico della società incorporata	61.546.965
Rivalutazione monetaria della società incorporata	2.646.826
Ammortamenti degli esercizi precedenti della società incorporata	-15.976.940
Acquisizioni dell'esercizio	234.067
Cessioni dell'esercizio	-25.734.160
Rivalutazione monetaria su cessioni dell'esercizio	-73.211
Storno ammortamenti su cessioni dell'esercizio	397.834
Ammortamenti dell'esercizio	-1.527.746
Saldo al 31 dicembre 2004	**27.430.322**

La voce include gli immobili già iscritti nel bilancio della Società, strumentali all'esercizio dell'impresa e civili in locazione a terzi, nonché i terreni e i fabbricati derivanti dall'incorporazione di Campari-Crodo S.p.A., rappresentati dalle unità produttive.
Gli incrementi dell'esercizio si riferiscono a lavori di migliorìa effettuati presso gli stabilimenti.
Nel corso dell'esercizio, il fabbricato industriale dello stabilimento di Novi Ligure, con gli impianti direttamente a esso afferenti, è stato oggetto di un contratto di locazione finanziaria più dettagliatamente commentato nelle successive sezioni della presente nota integrativa; a seguito di tale operazione il valore della voce terreni e fabbricati si è decrementato per un importo pari a € 25.341.519, già al netto degli ammortamenti.

Impianti e macchinari

Descrizione	Importo
Costo storico	18.457.149
Rivalutazione monetaria	2.367.123
Ammortamenti degli esercizi precedenti	-16.261.746
Saldo al 31 dicembre 2003	**4.562.526**
Costo storico della società incorporata	92.969.232
Rivalutazione monetaria della società incorporata	250.346
Ammortamenti degli esercizi precedenti della società incorporata	-54.966.207
Acquisizioni dell'esercizio	6.445.736
Cessioni dell'esercizio	-4.556.456
Rivalutazione monetaria su cessioni dell'esercizio	-90.951
Storno ammortamenti su cessioni dell'esercizio	2.243.097
Ammortamenti dell'esercizio	-6.424.578
Saldo al 31 dicembre 2004	**40.432.745**

Gli incrementi dell'esercizio si riferiscono principalmente a investimenti produttivi presso lo stabilimento di Novi Ligure, complessivamente pari a € 5.469.476, più in particolare riferiti al completamento e alla realizzazione di impianti relativi ai servizi generali di stabilimento per € 2.014.273, alle cantine per € 1.237.919, alle linee liquori per € 1.898.660, e a impianti diversi per € 318.624.
Le altre acquisizioni dell'esercizio si riferiscono a investimenti presso le unità produttive di Crodo, per € 448.174, di Sulmona, per € 431.511 e di Sesto San Giovanni per € 96.575.
Le cessioni dell'esercizio includono il decremento pari a € 2.091.277 al netto del fondo ammortamento, conseguente all'operazione di locazione finanziaria relativa agli impianti direttamente afferenti l'immobile di Novi Ligure, di cui al commento relativo alla voce "Terreni e fabbricati".
Le restanti cessioni dell'esercizio si riferiscono a dismissioni di impianti e macchinari non più utilizzabili nei cicli produttivi presso gli stabilimenti di Crodo e Sulmona.

Attrezzature industriali

Descrizione	Importo
Costo storico	665.522
Ammortamenti degli esercizi precedenti	-423.438
Saldo al 31 dicembre 2003	**242.084**
Costo storico della società incorporata	2.095.217
Rivalutazione monetaria della società incorporata	66.476
Ammortamenti degli esercizi precedenti della società incorporata	-1.729.210
Acquisizioni dell'esercizio	433.083
Cessioni dell'esercizio	-11.341
Storno ammortamenti su cessioni dell'esercizio	11.341
Ammortamenti dell'esercizio	-272.642
Saldo al 31 dicembre 2004	**835.008**

Gli incrementi dell'esercizio si riferiscono ad investimenti in attrezzature di laboratorio.

Attrezzature commerciali

Descrizione	Importo
Saldo al 31 dicembre 2003	**0**
Costo storico della società incorporata	1.244.299
Ammortamenti degli esercizi precedenti della società incorporata	-1.094.773
Acquisizioni dell'esercizio	148.952
Cessioni dell'esercizio	-2.649
Storno ammortamenti su cessioni dell'esercizio	2.649
Ammortamenti dell'esercizio	-72.598
Saldo al 31 dicembre 2004	**225.880**

Gli incrementi dell'esercizio si riferiscono ad acquisti di imballi vuoti di bottiglie d'acqua immessi nel ciclo produttivo per l'utilizzo pluriennale.

Altri beni (mobilio, macchine ufficio, macchine elettroniche, attrezzatura minuta, autovetture e automezzi)

Descrizione	Importo
Costo storico	7.193.052
Ammortamenti degli esercizi precedenti	-5.904.975
Saldo al 31 dicembre 2003	**1.288.077**
Costo storico della società incorporata	2.155.897
Rivalutazione monetaria della società incorporata	33.525
Ammortamenti degli esercizi precedenti della società incorporata	-1.914.924
Acquisizioni dell'esercizio	703.314
Cessioni dell'esercizio	-338.707
Rivalutazione monetaria su cessioni dell'esercizio	-1.748
Storno ammortamenti su cessioni dell'esercizio	337.330
Ammortamenti dell'esercizio	-664.610
Saldo al 31 dicembre 2004	**1.598.154**

Gli incrementi dell'esercizio si riferiscono ad acquisti di macchine elettroniche costituite da *personal computer*, *server* e stampanti, per € 420.133, nuovo centralino telefonico, per € 77.400 e da apparecchiature elettroniche diverse, per € 79.692.
Gli altri incrementi includono acquisti di mobili e arredi, nonché attrezzature diverse per € 126.089.
Le cessioni riguardano principalmente la dismissione di carrelli elevatori utilizzati presso le unità produttive, oggetto di successivo contratto di noleggio.

Immobilizzazioni in corso e acconti

Descrizione	Importo
Saldo al 31 dicembre 2003	**96.321**
Costo storico della società incorporata	3.493.007
Incrementi dell'esercizio	1.165.279
Decrementi dell'esercizio	-3.185.477
Saldo al 31 dicembre 2004	**1.569.130**

Il saldo al 31 dicembre 2004 è costituito da acconti per € 155.278 e da immobilizzazioni in corso per € 1.413.852, principalmente riferite a investimenti su impianti nello stabilimento di Novi Ligure.
I decrementi si riferiscono a impianti completati o entrati in funzione, sostanzialmente presso l'unità produttiva di Novi Ligure.

Totale rivalutazioni delle immobilizzazioni materiali alla fine dell'esercizio

Si elencano le rivalutazioni monetarie tuttora in essere effettuate sulle immobilizzazioni materiali iscritte nel bilancio della società al 31 dicembre 2004.

Descrizione	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e altri beni	Totale
Legge 2 dicembre 1975 n. 576	5.892	249.844		255.736
Legge 19 marzo 1983 n. 72	670.870	2.276.674	98.253	3.045.797
Legge 30 dicembre 1991 n. 413	4.659.581			4.659.581
	5.336.343	**2.526.518**	**98.253**	**7.961.114**

Ai sensi degli articoli 2424 e 2427 cod. civ., con riferimento alle immobilizzazioni materiali iscritte in bilancio, si segnala che non sono state effettuate svalutazioni.

III. Immobilizzazioni finanziarie

Saldo al 31 dicembre 2004	615.144.781
Saldo al 31 dicembre 2003	912.238.474
Variazioni	**-297.093.693**

Partecipazioni

Descrizione	31 dicembre 2003	Incremento da fusione	Incremento	Decremento	31 dicembre 2004
Imprese controllate					
- Campari do Brasil Ltda.	114.737.986				114.737.986
- Prolera LDA	5.000				5.000
- Campari Schweiz A.G.	551.796			551.796	0
- Campari Finance Teoranta	51.293.054			51.293.003	51
- DI.CI.E. Holding B.V.	25.024.335				25.024.335
- Redfire, Inc.	153.823.802				153.823.802
- Barbero 1891 S.p.A.	222.415.172		121.608		222.536.780
- Campari-Crodo S.p.A.	313.050.016			313.050.016	0
- Campari Italia S.p.A.	0	609.523	103.291		712.814
- Zedda Piras S.p.A.	0	67.912.564			67.912.564
- S.A.M.O. S.p.A.	0	103.291		103.291	0
	880.901.161	**68.625.378**	**224.899**	**364.998.106**	**584.753.332**
Altre imprese					
- Altre imprese	48.730	8.103	38.258		95.091
	48.730	**8.103**	**38.258**	**0**	**95.091**
Totale	**880.949.891**	**68.633.481**	**263.157**	**364.998.106**	**584.848.423**

Le informazioni relative alle partecipazioni possedute direttamente o indirettamente sono evidenziate agli allegati 1 e 2.

Nell'ambito del più ampio processo di ristrutturazione della struttura del Gruppo, nel corso dell'esercizio sono state cedute a DI.CI.E. Holding B.V. il 99,99% della partecipazione di Campari Finance Teoranta e il 100% di Campari Schweiz A.G., rispettivamente a un valore pari a € 58.700.000 e € 59.900.000, realizzando una plusvalenza complessiva di € 66.755.201.
I valori di cessione sono stati determinati in base alla valutazione del capitale economico della società, applicando metodologie coerenti relativamente alla prassi corrente.

L'incremento di valore della partecipazione Barbero 1891 S.p.A. è rappresentato dall'imputazione di costi sostenuti in relazione all'acquisizione, avvenuta nel dicembre 2003.

Infine, come precedentemente commentato, in data 1 ottobre 2004 è avvenuta la fusione per incorporazione di Campari-Crodo S.p.A., con effetto 1 gennaio 2004, da cui decorrono anche gli effetti fiscali.
Detta fusione ha comportato l'azzeramento della partecipazione, generando un disavanzo pari a € 98.177.222, attribuito alla voce "avviamento", nonché l'iscrizione delle partecipazioni direttamente controllate da Campari-Crodo S.p.A., ovvero Campari Italia S.p.A., Zedda Piras S.p.A. e S.A.M.O. S.p.A.
Inoltre, la successiva fusione per incorporazione di S.A.M.O. S.p.A. in Campari Italia S.p.A., avvenuta il 1 novembre 2004, ha determinato anche l'azzeramento del valore di quest'ultima partecipazione.
Il valore delle azioni della società incorporata, annullate in seguito a detta fusione, è stato attribuito quale maggior valore della partecipazione della incorporante Campari Italia S.p.A.

La differenza fra il costo di iscrizione delle partecipazioni nelle società Campari do Brasil Ltda., Redfire Inc., Barbero 1891 S.p.A. e Zedda Piras S.p.A. e le relative quote di patrimonio netto, riflette il maggior valore di attivi patrimoniali che non sono riflessi nel valore netto contabile.

Altre imprese

Denominazione	Valuta	Valore di Bilancio
Istituto Ricerche Biomediche Marxer	€	41.316
Ecolombardia 18	€	7.414
Emittente Titoli S.p.A.	€	38.258
Ist. D.	€	1.033
Società cooperativa lavorazione vinacce	€	4.495
Unione Italiana Vini	€	2.572
Alberghi popolari	€	1
Gazzetta Vinicola	€	1
Società promozione Piemonte	€	1
		95.091

Gli incrementi dell'esercizio delle altre imprese, pari a € 38.258, sono costituiti dall'acquisto di azioni di Emittente Titoli S.p.A.

Altri crediti immobilizzati

Descrizione	31 dicembre 2003	Incremento da fusione	Incremento	Decremento	31 dicembre 2004
Verso altri entro 12 mesi		255.000	88.431	170.000	173.431
Credito su imposta TFR	288.583	227.879	9.329	182.468	343.323
	288.583	**482.879**	**97.760**	**352.468**	**516.754**

La voce "verso altri" rappresenta il finanziamento fruttifero d'interessi nei confronti di S.I.A.M. Monticchio S.p.A., scadente il 30 giugno 2005.

Azioni proprie

	31 dicembre 2004	31 dicembre 2003
Azioni proprie	29.779.604	31.000.000

Nel corso dell'esercizio sono state cedute 187.942 azioni proprie in seguito alla cessazione del mandato di dirigenti ed amministratori beneficiari del piano di *stock option*, deliberato nel corso del 2001, nonché acquistate 123.133 azioni proprie destinate all'integrazione del piano di *stock option* stesso.

La movimentazione del periodo è così dettagliata:

	N. Azioni	Valore
Saldo al 1 gennaio 2004	1.000.000	31.000.000
- Incrementi	123.133	4.605.806
- Decrementi	-187.942	-5.826.202
	935.191	**29.779.604**

C) Attivo circolante

I. Rimanenze

Saldo al 31 dicembre 2004	38.401.344
Saldo al 31 dicembre 2003	7.592.814
Variazioni	**30.808.530**

Le rimanenze sono esposte al netto di un fondo obsolescenza pari a € 737.856.

La valutazione adottata, inferiore rispetto a quella effettuata con il criterio dei costi correnti (costo medio dell'esercizio), è dettagliata come segue:

	Costo di acquisto	Costi correnti	Differenza
Materie prime	4.881.443	5.460.453	579.010
Materiale di confezionamento	4.000.423	4.154.687	154.264
Materiale pubblicitario	473.122	488.985	15.863
Materiale di manutenzione	564.130	564.130	0
Semilavorati	19.476.629	20.422.530	945.901
Prodotti finiti	7.522.789	7.906.514	383.725
Acconti	1.482.808	1.482.808	0
	38.401.344	**40.480.107**	**2.078.763**

Il significativo incremento del valore delle rimanenze è attribuibile all'incorporazione di Campari-Crodo S.p.A.

La tabella sotto indicata rappresenta a valori omogenei la comparazione con l'esercizio precedente.

	Rimanenze unità produttiva già Davide Campari-Milano S.p.A. 31 dicembre 2004	Rimanenze unità produttiva già Davide Campari-Milano S.p.A. 31 dicembre 2003	Rimanenze unità produttive *ex* Campari-Crodo S.p.A. 31 dicembre 2004	Rimanenze unità produttive *ex* Campari-Crodo S.p.A. 31 dicembre 2003
Materie prime	1.211.365	1.904.085	3.670.078	2.424.485
Materiali di confezionamento	872.432	1.003.812	3.127.991	1.973.301
Materiale pubblicitario	82.339	1.285.328	390.783	57.389
Materiale di manutenzione	0	0	564.130	0
Semilavorati	2.868.155	2.001.704	16.608.474	12.288.576
Prodotti finiti	1.611.512	1.397.885	5.911.277	3.706.978
Acconti	0	0	1.482.808	0
	6.645.803	**7.592.814**	**31.755.541**	**20.450.729**

Lo scostamento rispetto all'esercizio precedente delle rimanenze giacenti presso il sito produttivo di Sesto San Giovanni (Milano), già iscritto nell'attivo circolante di Davide Campari-Milano S.p.A., è principalmente ascrivibile alla cessione del materiale pubblicitario, destinato al mercato italiano, a Campari Italia S.p.A., che svolge attività commerciale.

L'importante variazione delle rimanenze degli stabilimenti dell'incorporata Campari-Crodo S.p.A., deriva sostanzialmente dalla progressiva messa a regime dell'attività produttiva presso il nuovo stabilimento di Novi Ligure.
Infatti, il completamento e l'entrata in funzione delle linee spumanti e *vermouth* Cinzano, la cui produzione è stata affidata a terzi per quasi la totalità dell'esercizio precedente, nonché una vendemmia 2004 particolarmente abbondante, hanno comportato un significativo incremento delle giacenze di magazzino rilevabile sia per le materie prime sia per i materiali di confezionamento, che per i semilavorati.

II. Crediti

Saldo al 31 dicembre 2004	79.121.265
Saldo al 31 dicembre 2003	44.260.595
Variazioni	**34.860.670**

Il saldo è così suddiviso secondo le scadenze.

Descrizione	entro 12 mesi	oltre 12 mesi	Oltre 5 anni	Totale
Verso clienti	283.933			283.933
Verso imprese controllate	62.054.078			62.054.078
Crediti tributari	6.433.432			6.433.432
Imposte anticipate	5.430.280			5.430.280
Verso altri	1.982.452	2.937.090		4.919.542
	76.184.175	**2.937.090**	**0**	**79.121.265**

In ottemperanza a quanto previsto dall'articolo 2427 cod. civ., in merito all'informativa per area geografica, si dettaglia la seguente tabella.

	Italia	altri paesi U.E.	resto d'Europa	resto del mondo	totale
Crediti					
- verso clienti	283.933				283.933
- verso imprese controllate	50.049.441	7.619	11.490.935	506.083	62.054.078
- crediti tributari	6.433.432				6.433.432
- imposte anticipate	5.430.280				5.430.280
- verso altri	4.595.498	324.044			4.919.542
	66.792.584	**331.663**	**11.490.935**	**506.083**	**79.121.265**

Il significativo incremento dei crediti è principalmente attribuibile ai rapporti infragruppo derivanti dalla fusione della controllata Campari-Crodo S.p.A.

In particolare, i crediti verso imprese controllate sono così composti:

Società	crediti commerciali	tesoreria accentrata	crediti diversi	crediti da imposte consolidate	I.V.A. di Gruppo	totale
Campari Italia S.p.A.	25.557.905		1.115.815	2.023.706	1.111.301	29.808.727
Barbero 1891 S.p.A.	392.657		1.320	1.916.000		2.309.977
Sella & Mosca S.p.A.		5.095.072	44.029	346.386	-260.155	5.225.332
Zedda Piras S.p.A.		12.246.660	83.692	288.764	86.290	12.705.406
Campari France S.A.			2.511			2.511
Campari International S.A.M.	11.465.194		12.082			11.477.276
O-Dodeca B.V.			516			516
Skyy Spirits, LLC			22.920			22.920
Campari do Brasil Ltda.			483.163			483.163
N. Kaloyannis Bros. S.A.			4.591			4.591
Campari Schweiz A.G.			13.659			13.659
	37.415.756	**17.341.732**	**1.784.298**	**4.574.856**	**937.436**	**62.054.078**

Attraverso la tesoreria accentrata vengono gestiti i flussi finanziari infragruppo delle controllate italiane, regolati a tassi di interesse di mercato, ovvero Euribor a tre mesi rilevato il giorno precedente la fine di ciascun trimestre solare maggiorato di uno *spread* che riflette le condizioni di mercato.
Nella voce diversi si evidenziano crediti per riaddebiti di costi telefonici e costi di natura informatica per € 587.746; interessi su tesoreria accentrata per € 108.471; riaddebiti per accisa per € 529.233; costi di natura promozionale e pubblicitaria per € 316.411 e altri di natura diversa per la rimanente parte.

I crediti tributari sono così costituiti:

Crediti verso erario per imposte diverse a rimborso	158.707
Crediti verso erario per Irpeg in attesa di rimborso	2.679.368
Erario conto ritenute su T.F.R.	2.834
Erario conto IRES e IRAP	3.592.523
	6.433.432

Nel dettaglio, i crediti tributari per imposte correnti, si sono così movimentati:

Descrizione	IRES	IRAP	Totale
Debito tributario al 31 dicembre 2004 Davide Campari-Milano S.p.A.	-2.008.775	-2.414.682	-4.423.457
Acconti dell'esercizio	8.652.326	3.644.139	12.296.465
Credito precedente dichiarazione	541		541
Ritenute subite	293.830		293.830
	6.937.922	1.229.457	8.167.379
Debito tributario consolidato	-4.574.856		-4.574.856
	2.363.066	**1.229.457**	**3.592.523**

Le imposte anticipate sono esclusivamente alimentate da differenze temporanee e sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo rischi e oneri diversi, spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione dei bilanci.
Le aliquote applicate ai fini dello stanziamento delle imposte anticipate corrispondono a quelle in vigore in base alle normative vigenti, in particolare 33% IRES e 4,25% IRAP.

Gli importi accreditati e addebitati a detta voce sono interamente transitati dal conto economico del periodo.

Nella tabella seguente viene riepilogata la rilevazione delle imposte anticipate e gli effetti conseguenti:

Natura delle differenze temporanee	**31 dicembre 2004 Ammontare delle differenze temporanee**	**Effetto fiscale IRES 33% IRAP 4,25% ***	**31 dicembre 2003 Ammontare delle differenze temporanee**	**Effetto fiscale IRES 33% IRAP 4,25% ***
Spese di rappresentanza	86.954	32.390	46.354	17.267
Fondi vari	6.918.838	2.356.608	7.412.885	2.468.050
Compensi amministratori non corrisposti	2.600.000	858.000		
Risconto plusvalenza immobile di Via Filippo Turati a Milano	5.764.809	2.147.391	6.587.685	2.453.913
Altro	96.350	35.891	44.369	16.527
Differenze temporanee escluse dalla determinazione delle imposte anticipate	0	0	0	0
	15.466.951	**5.430.280**	**14.091.293**	**4.955.757**

* Effetto fiscale IRAP laddove applicabile

La variazione intervenuta nel saldo dei crediti per imposte anticipate, pari a € 474.523, che tiene conto del saldo iniziale derivante dalla Società incorporata, si è così movimentata:

Saldo iniziale crediti imposte differite attive - Davide Campari-Milano S.p.A.	4.955.757
Saldo iniziale crediti imposte differite attive - da società incorporata	1.409.286
Incremento per imposte anticipate esercizio IRES	1.390.356
Utilizzo per imposte anticipate IRES	-2.274.620
Incremento per imposte anticipate esercizio IRAP	47.310
Utilizzo per imposte anticipate IRAP	-97.809
	5.430.280

I crediti verso altri sono così composti:

Crediti verso dipendenti	68.727
Crediti verso Istituti Previdenziali	215.537
Crediti verso fornitori	189.313
Crediti verso clienti diversi	3.738.359
Crediti in sofferenza diversi	89.635
meno fondo svalutazione crediti diversi	-89.635
Crediti per contributo conto capitale	418.503
Crediti prelievi agricoli	280.316
Crediti diversi	8.787
	4.919.542

In base a quanto definito nel contratto di vendita dell'immobile di Via Filippo Turati a Milano, avvenuta nel corso del 2003, nella voce crediti verso clienti diversi è iscritto il credito comprensivo di interessi contrattuali pari ad € 2.896.608, verso la parte acquirente Core One S.r.l., con scadenza 30 luglio 2008.

IV. Disponibilità liquide

Saldo al 31 dicembre 2004	55.740.216
Saldo al 31 dicembre 2003	22.423.681
Variazioni	**33.316.535**

Descrizione	31/12/2004	31/12/2003
Depositi a termine	47.350.000	16.051.361
Depositi bancari e postali	8.376.756	6.362.892
Denaro e altri valori in cassa	13.460	9.428
	55.740.216	**22.423.681**

Per le variazioni relative alla posizione finanziaria nel suo complesso si rimanda al rendiconto finanziario, allegato 3 della nota integrativa, nonché al relativo commento nella relazione sulla gestione.

D) Ratei e risconti

Saldo al 31 dicembre 2004	4.889.191
Saldo al 31 dicembre 2003	5.028.537
Variazioni	**-139.346**

I ratei e risconti rappresentano i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

La composizione della voce è così dettagliata:

Descrizione	Importo
Ratei attivi	
Cross currency swap su prestito obbligazionario	4.560.519
Depositi a termine interessi	27.499
	4.588.018
Risconti attivi	
Leasing unità produttiva Novi Ligure maxicanone	258.905
Canoni di manutenzione	12.425
Abbonamenti	23.000
Altri	6.843
	301.173
Totale	**4.889.191**

I ratei attivi includono l'iscrizione di interessi attivi maturati, e non ancora incassati, su strumenti finanziari derivati accesi a fronte del prestito obbligazionario, commentato nella relativa voce.
La parte passiva è iscritta separatamente nei ratei passivi, trattandosi di flussi originati in due valute diverse, Dollaro USA ed Euro, e pertanto non compensabili.

La Società, mediante l'incorporata Campari-Crodo S.p.A., ha stipulato in data 16 febbraio 2004, un contratto di locazione finanziaria immobiliare per € 27.958.053, della durata di 96 mesi, riguardante il fabbricato industriale di Novi Ligure e gli impianti a esso direttamente afferenti.

La quota di maxicanone viene ripartita secondo le seguenti scadenze:

anno	Quota maxi-canone
2005	36.986
2006	36.986
2007	36.986
2008	36.986
2009	36.986
2010	36.986
2011	36.989
	258.905

Sono di seguito riportate le informazioni circa gli effetti che si sarebbero prodotti sul patrimonio netto e sul conto economico, rilevando detta operazione di *leasing* con il metodo finanziario rispetto al criterio patrimoniale adottato, che prevede l'addebito a conto economico dei canoni corrisposti.

Attività		
Beni in *leasing* finanziario alla fine dell'esercizio precedente		0
Beni acquisiti in *leasing* finanziario nel corso dell'esercizio		27.450.000
Quote ammortamento di competenza dell'esercizio		-885.602
Beni in leasing finanziario al termine dell'esercizio al netto degli ammortamenti		26.564.398
Altri impatti - minore valorizzazione rimanenze magazzino		-278.321
Totale attività		26.286.077
Passività		
Debiti impliciti alla fine dell'esercizio precedente		0
Debiti impliciti sorti nell'esercizio		27.450.000
Riduzioni per rimborsi di capitale		-2.653.333
Debito implicito alla fine dell'esercizio		24.796.667
Di cui scadente alla fine dell'esercizio successivo	2.867.609	
Di cui scadente da 1 a 5 anni	15.543.440	
Di cui scadente oltre 5 anni	6.385.618	
Totale passività		24.796.667
Effetto complessivo lordo alla fine dell'esercizio		1.489.410
Effetto netto di conto economico		918.053
Effetto sul patrimonio netto alla fine dell'esercizio		**2.407.463**

Effetti di conto economico	
Storno di canoni su operazioni di *leasing* finanziario	3.251.689
Rettifiche / riprese di valore a seguito di operazioni di *leasing* finanziario	-278.321
Rilevazione di oneri finanziari relativi a contratti di *leasing*	-618.146
Rilevazione di quote di ammortamento su contratti in essere	-885.602
Effetto sul risultato prima delle imposte	1.469.620
Rilevazione dell'effetto fiscale	-551.567
Effetto netto di conto economico	**918.053**

PASSIVITÀ

A) Patrimonio netto

Saldo al 31 dicembre 2004	453.897.627
Saldo al 31 dicembre 2003	344.889.814
Variazioni	**109.007.813**

Descrizione	31 dicembre 2003	Incrementi	Decrementi	31 dicembre 2004
Capitale sociale	29.040.000			29.040.000
Riserva legale	5.808.000			5.808.000
Riserva per azioni proprie	31.000.000	4.605.806	5.826.202	29.779.604
Riserva straordinaria	247.402.257		4.180.267	243.221.990
Riserva conferimento partecipazione *ex* D. Lgs. 544/92	3.041.357			3.041.357
Riserva detrazione IVA 4% Legge 64/86	0	591.982		591.982
Riserva detrazione IVA 6% Legge 67/86	0	451.142		451.142
Riserva ammortamenti anticipati	1.931.379	6.117.699	8.049.078	0
Riserva tassata ammortamenti anticipati	5.189	528.278	533.467	0
Contributi in conto capitale	0	260.963		260.963
Avanzo di fusione	5.686.681		5.686.681	0
Utili esercizi precedenti	0	8.019.577		8.019.577
Utili (perdite) esercizio	20.974.951	133.683.012	20.974.951	133.683.012
	344.889.814	**154.258.459**	**45.250.646**	**453.897.627**

Ai sensi di quanto previsto dal D. Lgs. n. 6 del 17 gennaio 2003, la tabella relativa all'analisi dei movimenti nelle voci di patrimonio netto degli ultimi tre esercizi è evidenziata nell'allegato 4.

L'assemblea del 29 aprile 2004 ha deliberato la destinazione dell'utile dell'esercizio precedente, pari a € 20.974.951, come segue:

- a riserva ammortamenti anticipati € 480.018
- a dividendo € 20.494.933

nonché un'ulteriore distribuzione di parte della riserva straordinaria per € 4.180.267 a dividendi, il cui totale complessivo risulta essere pari a € 24.675.200.

In seguito all'incorporazione di Campari-Crodo S.p.A., sono state ricostituite a norma di legge le seguenti riserve:

- riserva ammortamenti anticipati per € 5.637.680;
- riserva contributi in conto capitale per € 260.963;
- riserva detrazione I.V.A. 4% L.64/86 per € 591.982;
- riserva detrazione I.V.A. 6% L.67/88 per € 451.142.

Al fine della ricostituzione di dette riserve sono state utilizzate le seguenti voci di patrimonio netto:

- utili degli esercizi precedenti per € 1.220.396;
- avanzo di fusione per € 5.686.681;
- riserva tassata da ammortamenti anticipati per € 34.690.

La riserva per ammortamenti anticipati risultante in bilancio, è stata successivamente imputata a riserva di utili a seguito del combinato disposto di cui agli articoli 109 del D.P.R. 917/86 e 4 del D. Lgs. 344/03.

Il capitale sociale, interamente versato, è così composto.

Azioni al 31 dicembre 2004	Numero	Valore nominale	Totale
Ordinarie	29.040.000	1,00	29.040.000

Il numero di azioni al 31.12.2004 è comprensivo di 935.191 azioni proprie destinate al piano di *stock option*.
Non risultano emesse né azioni di godimento né obbligazioni convertibili.
La movimentazione della riserva per azioni proprie è speculare rispetto alle variazioni intervenute nella rispettiva voce dell'attivo patrimoniale, precedentemente commentata.
Si evidenzia inoltre che il Consiglio di Amministrazione che approva il presente progetto di bilancio è chiamato a deliberare in ordine alla proposta di frazionamento delle 29.040.000 azioni di valore nominale € 1,00, che costituiscono l'attuale capitale sociale, mediante l'emissione di dieci nuove azioni di valore nominale € 0,10 cadauna in sostituzione di ciascuna azione esistente.
Le nuove azioni avranno godimento 1 gennaio 2004 e l'attuale capitale sociale versato di € 29.040.000 risulterà suddiviso in 290.400.000 azioni.

Nel patrimonio netto risultano iscritte riserve in sospensione d'imposta complessivamente pari a € 8.824.887 e riserve indisponibili pari a € 29.779.604.

B) Fondi per rischi e oneri

Saldo al 31 dicembre 2004	10.377.245
Saldo al 31 dicembre 2003	8.238.288
Variazioni	**2.138.957**

Descrizione	**31 dicembre 2003**	**Incrementi da fusione**	**Incrementi**	**Decrementi**	**31 dicembre 2004**
Per trattamento di quiescenza	176.848			43.187	133.661
Per imposte differite	927.483	2.487.427	1.553.608	816.281	4.152.237
Altri:					
- ristrutturazione	4.095.667	2.389.088		1.882.408	4.602.347
- oneri futuri	2.700.000		614.000	2.700.000	614.000
- diversi	50.000		70.000	50.000	70.000
- per contenziosi in corso	288.290	688.604	150.000	771.894	355.000
- rischi su agenti	0	682.581		232.581	450.000
	8.238.288	**6.247.700**	**2.387.608**	**6.496.351**	**10.377.245**

La Società iscrive in bilancio gli accantonamenti per le situazioni di contenzioso o di rischio quando l'importo della passività potenziale è ragionevolmente determinabile.
Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e rateizzazione di plusvalenze patrimoniali effettuate nei precedenti esercizi.
Le aliquote applicate per lo stanziamento di tali poste corrispondono a quelle in vigore in base alle norme vigenti.
Gli utilizzi del fondo imposte differite movimentano lo stato patrimoniale, senza transitare dal conto economico del periodo.

Nella tabella seguente viene riepilogata la rilevazione delle imposte differite e gli effetti conseguenti:

Natura delle differenze temporanee	**31 dicembre 2004 Ammontare delle differenze temporanee**	**Effetto fiscale IRES 33% IRAP 4,25% ***	**31 dicembre 2003 Ammontare delle differenze temporanee**	**Effetto fiscale IRES 33% IRAP 4,25% ***
Ammortamenti anticipati	10.510.227	3.915.060	1.883.119	701.462
Svalutazione crediti	188.514	62.210		
Plusvalenze rateizzate	519.046	174.967	619.043	226.021
Differenze temporanee escluse dalla determinazione delle imposte differite	0	0	0	0
	11.217.787	**4.152.237**	**2.502.162**	**927.483**

* Effetto fiscale IRAP laddove applicabile

La variazione del periodo per imposte differite, pari a € 3.224.754, che tiene conto del saldo iniziale derivante dalla Società incorporata, si è così movimentata:

Saldo iniziale imposte differite - Davide Campari-Milano S.p.A.		927.483
Saldo iniziale imposte differite - da società incorporata		2.487.427
Variazione imposte differite del periodo, ci cui:		737.327
Incremento imposte differite esercizio IRES	1.383.448	
Utilizzo imposte differite esercizio IRES	-738.803	
Incremento imposte differite esercizio IRAP	170.160	
Utilizzo imposte differite esercizio IRAP	-77.478	
		4.152.237

Tra gli altri fondi, il fondo ristrutturazione industriale accoglie la stima a fronte del piano deliberato nel corso del primo semestre 2002, a cui è seguito l'accordo stipulato in data 9 gennaio 2003 con le organizzazioni sindacali.
Tale ristrutturazione prevede il graduale trasferimento, a partire dal 2003 per gli esercizi successivi fino al 2005, delle attività produttive dello stabilimento di Sesto San Giovanni al nuovo impianto realizzato a Novi Ligure, nel cui sito sono state già trasferite le attività industriali dello stabilimento di Termoli.
In particolare il fondo iscritto in Davide Campari-Milano S.p.A. include sia gli oneri del personale derivanti dalla definizione del nuovo assetto industriale che i costi previsti per il trasferimento e la messa in opera, piuttosto che la dismissione, delle linee produttive.

Gli utilizzi del fondo nel corso del 2004 si riferiscono principalmente a oneri relativi al personale e in misura minore per trasferimento di impianti da Termoli a Novi Ligure.
Gli oneri futuri, pari a € 614.000 a fine esercizio, rimangono iscritti principalmente a fronte di processi di riorganizzazione e ridefinizione della struttura.
Sono nel frattempo diventati certi, e pertanto imputati tra gli "altri debiti", gli oneri relativi al rinnovamento e sostituzione di funzioni direttive, pari a € 2.700.000.
Il fondo rischi su agenti deriva da contenziosi ancora in essere su posizioni aperte nella società incorporata.
Infine, gli altri fondi per rischi ed oneri diversi relativi a contenziosi in essere si riferiscono a controversie di natura immobiliare.

C) Trattamento di fine rapporto di lavoro subordinato

Saldo al 31 dicembre 2004	8.678.893
Saldo al 31 dicembre 2003	5.482.561
Variazioni	**3.196.332**

La variazione è così costituita:

Variazioni	Importo
Incremento dell'esercizio	5.283.908
Decremento dell'esercizio	-2.087.576
	3.196.332

Il fondo accantonato rappresenta l'effettivo debito della Società al 31 dicembre 2004 verso i dipendenti in forza a tale data, al netto degli anticipi corrisposti per € 548.327 in base alle vigenti disposizioni di legge e delle quote trasferite al Fondo Pensione complementare a capitalizzazione Alifond, nonché delle quote relative a personale trasferito ad altre società del Gruppo.

D) Debiti

Saldo al 31 dicembre 2004	544.401.553
Saldo al 31 dicembre 2003	632.998.597
Variazioni	**-88.597.044**

Il significativo scostamento dei debiti è principalmente ascrivibile alla modifica di perimetro conseguente alla fusione per incorporazione di Campari-Crodo S.p.A..

Non vi sono debiti da garanzie reali su beni sociali.

La scadenza degli stessi è così suddivisa.

Descrizione	entro 12 mesi	oltre 12 mesi	oltre 5 anni	totale
Debiti per obbligazioni			257.953.568	257.953.568
Debiti verso banche	48.432.848			48.432.848
Debiti verso altri finanziatori		581.916	1.042.803	1.624.719
Debiti verso fornitori	36.138.636			36.138.636
Debiti verso imprese controllate	187.943.828			187.943.828
Debiti tributari	5.335.435			5.335.435
Debiti verso istituti di previdenza	1.650.138			1.650.138
Altri debiti	5.322.381			5.322.381
	284.823.266	**581.916**	**258.996.371**	**544.401.553**

In ottemperanza a quanto previsto dall'articolo 2427 cod. civ., in merito all'informativa per area geografica, si dettaglia la seguente tabella:

Debiti	**Italia**	**altri Paesi UE**	**resto d'Europa**	**resto del mondo**	**totale**
- per obbligazioni				257.953.568	257.953.568
- verso banche	48.432.848				48.432.848
- verso altri finanziatori	1.624.719				1.624.719
- verso fornitori	34.188.882	1.876.559		73.195	36.138.636
- verso imprese controllate	32.355.518	155.221.025	344.327	22.958	187.943.828
- tributari	5.335.435				5.335.435
- verso istituti di previdenza	1.650.138				1.650.138
- verso altri	5.322.381				5.322.381
	128.909.921	**157.097.584**	**344.327**	**258.049.721**	**544.401.553**

I debiti per obbligazioni includono il prestito obbligazionario per US$ 300.000.000, collocato sul mercato istituzionale statunitense nel corso del 2003.
La transazione è stata strutturata su due tranche di US$ 100.000.000 e di US$ 200.000.000, con scadenze rispettivamente a 12 e 15 anni, con rimborso in un'unica soluzione a scadenza (*bullet*).
Le cedole, da pagarsi con cadenza semestrale, sono calcolate in base a un tasso fisso rispettivamente del 4,33% e 4,63%.
Tramite un *cross currency swap* di copertura, la cui scadenza coincide con quella del prestito coperto, si è provveduto a sterilizzare il rischio relativo alle fluttuazioni dei cambi del Dollaro USA e, relativamente ai tassi di interesse, a modificare il profilo di tasso fisso denominato in Dollari USA, a tasso variabile su Euro, fissando lo stesso in Euribor 6 mesi più 0,5980% sulla prima tranche ed Euribor 6 mesi più 0,5950%, sulla seconda.
Poiché detto *swap* è qualificabile come copertura delle specifiche posizioni di indebitamento, esso è stato mantenuto al costo, coerentemente con il criterio di valutazione della passività coperta.

I debiti verso controllate sono così costituiti:

Società	**debiti commerciali**	**tesoreria accentrata**	**diversi**	**Totale**
Sella & Mosca S.p.A.	16.666		3.832	20.498
Campari Italia S.p.A.	139.376	9.366.436	99.090	9.604.902
Longhi & Associati S.r.l.			658	658
Barbero 1891 S.p.A.	7.130	22.588.266	134.064	22.729.460
Campari International S.A.M.			344.327	344.327
DI.CI.E. Holding B.V.			80.000.000	80.000.000
Campari France S.A.	3.718.931			3.718.931
Lacedaemon Holding B.V.			40.000.000	40.000.000
Campari Finance Teoranta			31.502.094	31.502.094
Skyy Spirits, LLC	22.958			22.958
	3.905.061	**31.954.702**	**152.084.065**	**187.943.828**

Nella voce diversi si rilevano i finanziamenti, rinnovabili di anno in anno, erogati da DI.CI.E. Holding B.V. per € 80.000.000, da Lacaedemon Holding B.V. per € 40.000.000, da Campari Finance Teoranta per € 31.500.000; inoltre sono inclusi debiti per interessi su tesoreria accentrata per € 219.769.
Tali rapporti sono regolati a tassi di interesse di mercato (ovvero Euribor a tre mesi rilevato il giorno precedente la fine di ciascun trimestre solare maggiorato di uno *spread* che riflette le condizioni di mercato).

I debiti tributari sono così costituiti:

Erario conto IVA	2.138.387
Erario conto altre imposte	175.236
Erario conto ritenute	908.698
Accise	2.113.114
	5.335.435

Le ritenute esposte sono correlate alle retribuzioni, liquidazioni e su fatture di fornitori del mese di dicembre.

I debiti verso Istituti Previdenziali sono così composti:

INPS	1.588.472
Altri Istituti	61.666
	1.650.138

Tra gli altri debiti figurano posizioni debitorie verso dipendenti per mensilità aggiuntive, ferie e note spese complessivamente pari a € 2.196.485, verso Amministratori e Sindaci per € 2.743.919 e altri di natura diversa per € 381.977.

E) Ratei e risconti

Saldo al 31 dicembre 2004	14.494.844
Saldo al 31 dicembre 2003	15.098.119
Variazioni	**-603.275**

Descrizione	Importo
Ratei passivi	
Prestito obbligazionario - interessi verso obbligazionisti	4.560.519
Cross currency swap - su prestito obbligazionario	3.381.676
Interessi passivi su finanziamento agevolato	12.820
	7.955.015
Risconti passivi	
Core One S.r.l. plusvalenza su cessione immobili	5.764.809
Prominvest contributi in conto capitale	21.670
Regione Piemonte contributi in conto capitale	753.306
Altri	44
	6.539.829
	14.494.844

I ratei passivi includono l'iscrizione sia degli interessi passivi da liquidare agli obbligazionisti a fronte del prestito obbligazionario, sia degli oneri finanziari su operazioni derivate di copertura.
La contropartita attiva di tali oneri è iscritta nei ratei attivi cui si rimanda.

Nei risconti passivi è stata iscritta per € 5.764.809, la rettifica della plusvalenza realizzata sulla cessione dell'immobile di Via Filippo Turati a Milano, che tiene conto di oneri futuri attesi.

CONTI D'ORDINE

Descrizione	Saldo al 31 dicembre 2004	Saldo al 31 dicembre 2003	Variazioni
Sistema improprio degli impegni verso terzi	201.965.460	175.804.949	26.160.511
Sistema improprio degli impegni da terzi	4.026.584	0	4.026.584
	205.992.044	**175.804.949**	**30.187.095**

I conti d'ordine sono così costituiti.

Sistema improprio degli impegni verso terzi

Fidejussioni a terzi	
Dogana di Milano - a garanzia accise gravanti su merce nel deposito fiscale	5.520.766
Dogana di Milano - a garanzia presentazione bottiglie importate e contrassegnate	800.000
Dogana di Milano - per diritti doganali su transiti comunitari	413.165
Dogana di Milano - a garanzia pagamento indennità doganali	1.033
Ricevitoria capo Dogana di Milano - a garanzia pagamento diritti doganali	5.200
Dogana di Ancona - a garanzia accise gravanti su merce nel deposito fiscale	500.000
Dogana di Ancona - a garanzia accise su merce viaggiante	258.228
Dogana di Ancona - a garanzia accise su merce prodotta e stoccata	2.200.000
Agenzia delle Dogane Regione Piemonte - a garanzia pagamento accise	200.000
Agenzia delle Dogane Regione Piemonte - a garanzia accise su prodotti nel deposito fiscale	4.500.000
Agenzia delle Dogane Regione Piemonte - per ritiro e detenzione contrassegni di Stato	1.800.000
Agenzia delle Dogane Regione Piemonte - per circolazione contrassegni di Stato in UE ed extraUE	1.300.000
Dir. Comp. Dogane Piemonte - a garanzia accise su prodotti in regime sospensivo	30.000
Direzione Regionale Piemonte - a garanzia pagamento consumi energia elettrica	3.796
Regione Piemonte - a garanzia ripristino luoghi di ricerca acque minerali	1.033
Agenzia delle Dogane Regione Abruzzo - a garanzia accise gravanti su prodotti	1.600.000
Agenzia delle Dogane Alessandria - a garanzia accise gravanti su prodotti	2.000.000
Agenzia delle Dogane Alessandria - a garanzia servizi doganali resi	10.000
Dogana di Torino - a copertura operazioni di transito comunitario	1.032.914
Ufficio Dogane di Avezzano - a garanzia diritti doganali	200.000
Regione Lombardia - canone concessione pozzi presso stab.Sesto San Giovanni	4.387
Agenzia Erog. Agricoltura - a garanzia restituzione importo anticipato	460.354
Comune di Crodo - a garanzia realizzazione lavori c/o località Molinetto	3.451
Ministero del Commercio Estero - a garanzia titolo di esportazione	468.311
Ministero delle Attività Produttive - a garanzia titolo di esportazione	1.104.275
Snam - a garanzia pagamento bollette metano	41.316
S.A.C. - a garanzia compravendita immobile in Roma - Via Oderisi da Gubbio 13	103.291
Enel Trade - a garanzia fornitura energia elettrica stabilimento Sesto San Giovanni	51.646
A.N.A.S. - a copertura lavori su strada statale n.659 del Piemonte	2.066
Geico Nord - a garanzia pagamento forniture gas	20.658
S.I.A.M. Monticchio S.p.A. - a favore Mediocredito del Sud	352.246
RedFire, Inc.- a garanzia linea di credito pari a USD 7.000.000	5.145.545
Koutsikos Distilleries S.A. - a garanzia linea di credito pari a € 3.500.000	2.700.000
N. Kaloyannis Bros. S.A. - a garanzia linea di credito pari a € 11.500.000	2.800.000
	35.633.681
Nostre fidejussioni a società del Gruppo	
Campari Italia S.p.A. - a garanzia fidejussioni diverse a favore di terzi	1.553.156
	1.553.156
Canone utilizzo beni di terzi	
SanPaolo Leasint S.p.A. - *leasing* immobiliare unità produttiva Novi Ligure	24.754.526
Pellegrini S.p.A. - *leasing* per attrezzature ed arredi mensa stabilimento Novi Ligure	106.339
	24.860.865
Impegni verso terzi	
Core One S.r.l. - canoni di locazione immobile di Via Filippo Turati 27 a Milano, per gli anni 2004 - 2009, senza possibilità di recesso	12.917.603
	12.917.603
Garanzie a terzi	
Redfire, Inc. - a garanzia finanziamento *private placement* per US$ 170.000.000	124.963.246
Core One S.r.l. - a garanzia contratto locazione immobile Via Filippo Turati 27 a Milano	706.250
Core One S.r.l. - a garanzia contratto locazione immobile Via Filippo Turati 25 a Milano	36.593
Società Cattaneo - contributo costruzione scuola materna nel Comune di Crodo	41.449
	125.747.538
Fornitori conto impegni pubblicitari	
MTV - spazi televisivi musicali	150.000
Dorna - sponsorizzazione Motomondiale - contratto 2005 pari a US$ 1.500.000	1.102.617
	1.252.617
	201.965.460

La garanzia a terzi è stata rilasciata da Davide Campari-Milano S.p.A., a fronte del collocamento sul mercato americano di un *private placement* a primari investitori istituzionali del valore di US$ 170.000.000, effettuato da Redfire, Inc.
Nel corso del mese di febbraio 2005 Davide Campari-Milano S.p.A., a fronte di affidamenti accordati da primari istituti di credito a Redfire, Inc., volti a finanziare l'esercizio dell'opzione *call* relativa ad una quota del 30,1% della controllata Skyy Spirits, LLC, ha rilasciato garanzie per un importo complessivo di US$ 116.000.000.

CONTO ECONOMICO

A) Valore della produzione

Saldo al 31 dicembre 2004	284.257.163
Saldo al 31 dicembre 2003	102.702.738
Variazioni	**181.554.425**

Nella tabella sotto indicata vengono esposti i dati economici dei due esercizi posti a confronto.
Si rammenta che la modifica di perimetro delle attività, conseguente alla fusione per incorporazione di Campari-Crodo S.p.A., rende poco significativa l'analisi comparativa dei risultati ottenuti nei due esercizi.
Per maggior chiarezza, tuttavia, le singole voci sono state rettificate dei valori relativi ai rapporti economici intercorsi tra la società incorporante e la società incorporata, il cui totale è riportato in un'apposita riga.

Descrizione	31 dicembre 2004	31 dicembre 2003	Variazioni
Ricavi vendite e prestazioni	251.354.881	81.063.096	170.291.785
Variazioni rimanenza prodotti	7.604.274	198.282	7.405.992
Altri ricavi e proventi	24.589.706	21.441.360	3.148.346
Rapporti economici tra società incorporata e società incorporante	708.302	0	708.302
	284.257.163	**102.702.738**	**181.554.425**

Nei ricavi alle vendite sono comprese accise e contrassegni per € 31.164.063.

Ricavi per area geografica

I ricavi per area geografica sono così dettagliati:

Area	Vendite
Italia	219.605.169
Resto d'Europa	64.108.951
Resto del mondo	543.043
	284.257.163

Per quanto riguarda l'andamento dei ricavi si rimanda ai commenti nella relazione sulla gestione.

I ricavi diversi sono così composti:

Vendite diverse	6.413.115
Vendita materiale e servizi promozionali e pubblicitari	3.434.040
Proventi immobiliari	629.265
Royalty	1.298.921
Provvigioni attive	46.950
Contributi promozionali / pubblicitari attivi	222.852
Servizi intrasocietari	8.713.610
Plusvalenze da alienazione immobilizzazioni	77.167
Recupero spese di lavorazioni e di personale	200.037
Recupero spese accessorie estere	199.040
Recupero spese di trasporto	151.702
Rimborsi e indennizzi assicurativi	5.602
Ricavi e proventi diversi	3.197.405
Rapporti economici tra società incorporata e società incorporante	89.089
	24.678.795

Le vendite diverse sono riferite a cessioni di bancali, materiale di recupero e diverso.
Tra i ricavi e proventi diversi si individuano proventi per rimborsi di prelievi agricoli per € 531.834 e riaddebiti di varia natura alle società del Gruppo per € 1.042.913, compensi derivanti da contratti di lavorazione esterna effettuata per terzi pari a € 1.368.250, contributi in conto capitale sugli investimenti produttivi per € 114.181 nonché ricavi di natura diversa per € 140.227.
I ricavi per servizi intrasocietari sono conseguiti a fronte della prestazione di servizi generali, amministrativi, finanziari e di *marketing*, svolta da parte della Società nei confronti delle controllate italiane del Gruppo.

B) Costi della produzione

Saldo al 31 dicembre 2004	264.005.450
Saldo al 31 dicembre 2003	93.830.645
Variazioni	**170.174.805**

Nella tabella sotto indicata sono presentate le variazioni intercorse rispetto all'esercizio precedente, ancorché poco significative per gli effetti derivanti dalla fusione per incorporazione della controllata Campari-Crodo S.p.A.
Per maggior chiarezza, tuttavia, le singole voci esposte sono state rettificate dei rapporti economici tra la società incorporante e la società incorporata, complessivamente riportati in un'unica riga.

Descrizione	31 dicembre 2004	31 dicembre 2003	Variazioni
Materie prime, sussidiarie e merci	171.911.399	55.759.949	116.151.450
Servizi	27.415.131	12.999.824	14.415.307
Godimento di beni di terzi	7.934.058	3.844.806	4.089.252
Salari e stipendi	18.460.758	10.687.249	7.773.509
Oneri sociali	6.220.770	3.582.685	2.638.085
Trattamento di fine rapporto	1.371.586	690.083	681.503
Altri costi del personale	861.559	619.782	241.777
Ammortamento delle immobilizzazioni immateriali	10.464.638	1.827.501	8.637.137
Ammortamento delle immobilizzazioni materiali	8.962.174	2.205.358	6.756.816
Accantonamento per rischi	834.000	69.779	764.221
Variazione rimanenze	-1.270.717	787.636	-2.058.353
Oneri diversi di gestione	2.833.481	755.993	2.077.488
Rapporti economici tra società incorporata e società incorporante	8.006.613	0	8.006.613
	264.005.450	**93.830.645**	**170.174.805**

Costi per servizi
La voce comprende costi per manutenzioni per € 2.135.520, costi per consulenze per € 1.980.874, spese di trasporto per € 1.152.950, utenze per € 4.445.506, costi relativi ai servizi informativi per € 846.078, compensi ad amministratori e sindaci e altri costi correlati alle cariche per € 2.998.851, costi per pubblicità istituzionale per € 5.208.889 nonché costi legati all'attività produttiva e amministrativa per € 8.646.463.

Costi godimento beni di terzi
Tali costi includono i canoni di *leasing* derivanti dai contratti relativi all'unità produttiva di Novi Ligure per € 3.290.988, il canone di locazione dell'immobile di Via Filippo Turati 27 a Milano per € 3.335.029, canoni di noleggio di autovetture per € 590.543, carrelli elevatori e fotocopiatrici per € 223.064, apparecchiature di stabilimento per € 230.061 e noleggi di natura diversa per € 264.373.

Oneri diversi di gestione

Per una miglior rappresentazione, i dati esposti nella tabella sotto indicata sono stati rettificati dei rapporti economici tra la società incorporante e la società incorporata, riportati per totale in un'apposita riga.

Imposte e tasse deducibili	198.237
Imposte e tasse indeducibili	473.696
Spese gestione immobili affittati	15.571
Oneri di utilità sociale	143.508
Quote associative	113.529
Giornali, riviste e pubblicazioni	63.226
Spese di rappresentanza	205.920
Contributo Conai su acquisti	544.859
Oneri consortili	285.631
Oneri diversi	517.976
Minusvalenze alienazione altre immobilizzazioni materiali	271.328
Rapporti economici tra società incorporata e società incorporante	1.524
	2.835.005

C) Proventi e oneri finanziari

Saldo al 31 dicembre 2004	47.963.269
Saldo al 31 dicembre 2003	-1.835.032
Variazioni	**49.798.301**

Il totale dei proventi ed oneri finanziari evidenzia, rispetto all'esercizio precedente, un miglioramento pari a € 49.798.301.
In particolare l'esercizio 2004 ha beneficiato di proventi da partecipazioni complessivamente pari a € 60.013.718, di cui € 46.041.000 relativi a dividendi ricevuti da Barbero 1891 S.p.A., € 11.670.027 relativi a dividendi ricevuti da Campari Italia S.p.A., € 1.300.168 relativi a dividendi ricevuti da Campari do Brasil Ltda. e € 1.002.523 relativi a dividendi ricevuti da Prolera LDA.

Descrizione	31 dicembre 2004	31 dicembre 2003	Variazioni
Proventi da partecipazioni			
Dividendi da imprese controllate	60.013.718	1.211.537	58.802.181
	60.013.718	**1.211.537**	**58.802.181**
Altri			
Plusvalenze da alienazioni partecipazioni in altre imprese	0	70.617	-70.617
	0	**70.617**	**-70.617**
Totale	**60.013.718**	**1.282.154**	**58.731.564**

Le tabelle sotto riportate evidenziano le movimentazioni intercorse nei due esercizi posti a confronto delle voci relative ad "altri proventi finanziari" e "interessi ed oneri finanziari".

Descrizione	31 dicembre 2004	31 dicembre 2003	Variazioni
Altri proventi finanziari			
Da titoli iscritti nell'attivo circolante			
- Interessi attivi su titoli obbligazionari	0	841.346	-841.346
- Utili da alienazioni titoli diversi	1.045.000	0	1.045.000
- Dividendi da titoli iscritti nell'attivo circolante	11.559.550	0	11.559.550
	12.604.550	841.346	11.763.204
Proventi diversi dai precedenti			
Da controllate			
- Interessi su tesoreria accentrata	529.600	1.121.129	-591.529
- Utili su cambi verso controllate	5.274	9.530	-4.256
- Rapporti economici tra società incorporata e società incorporante	394.065	0	394.065
	928.939	1.130.659	-201.720
Da altri			
- Interessi su depositi a termine	911.359	922.538	-11.179
- Proventi finanziari su titoli azionari	4.091.250	2.450.000	1.641.250
- Altri proventi finanziari	9.433	11.451	-2.018
- Interessi attivi diversi	125.262	64.708	60.554
- Interessi bancari e postali	95.896	127.418	-31.522
- Interessi attivi su strumenti finanziari derivati	10.504.608	5.045.772	5.458.836
	15.737.808	8.621.887	7.115.921
Totale	**29.271.297**	**10.593.892**	**18.677.405**

Descrizione	31 dicembre 2004	31 dicembre 2003	Variazioni
Interessi e altri oneri finanziari			
Verso controllate			
- Interessi su tesoreria accentrata	1.049.014	826.248	222.766
- Interessi su finanziamenti	5.050.537	1.558.661	3.491.876
- Perdite su cambi verso imprese controllate	1.412	7.304	-5.892
- Rapporti economici tra società incorporata e società incorporante	394.065	0	394.065
	6.495.028	2.392.213	4.102.815
Verso *altri*			
- Interessi passivi su obbligazioni	10.504.608	4.941.457	5.563.151
- *Interessi passivi su strumenti finanziari derivati*	37.321	318.282	-280.961
- Interessi passivi su strumenti finanziari derivati da *prestito obbligazionario*	7.188.837	3.242.921	3.945.916
- Interessi passivi bancari	2.328	83.336	-81.008
- Oneri finanziari su titoli azionari	11.286.730	0	11.286.730
- Perdite da cessione di attività finanziaria	4.682.750	0	4.682.750
- Oneri finanziari su *swap*	0	1.141.346	-1.141.346
- Interessi passivi su finanziamenti	1.007.041	1.524.679	-517.638
- Altri	112.078	56.251	55.827
	34.821.693	11.308.272	23.513.421
Totale	**41.316.721**	**13.700.485**	**27.616.236**

In particolare nel corso del 2004 sono stati effettuati investimenti di liquidità a breve termine di varia natura, tra cui depositi a termine, che hanno prodotto interessi attivi per € 911.359, nonchè investimenti in titoli azionari iscritti nell'attivo circolante, che hanno generato un risultato netto pari a € 726.320.

Nel corso dell'esercizio il prestito obbligazionario in essere ha generato, al netto dei proventi e oneri relativi allo *swap* di copertura rischi, oneri finanziari netti, pari ad € 7.188.837 in aumento rispetto all'esercizio precedente, in cui il finanziamento in oggetto è stato strutturato nel mese di luglio e, conseguentemente, gli interessi sono maturati per soli cinque mesi.

Interessi attivi su strumenti finanziari derivati	10.504.608
Interessi passivi su obbligazioni	10.504.608
Interessi passivi su strumenti finanziari derivati	7.188.837

La gestione della tesoreria accentrata ha generato nel corso dell'esercizio interessi attivi per € 529.600 ed interessi passivi per € 1.049.014, mentre i finanziamenti a breve termine ottenuti da società controllate hanno determinato interessi passivi per € 5.050.537.
Gli interessi passivi maturati su affidamenti bancari nel corso dell'esercizio sono stati pari ad € 1.007.041.
Si rammenta infine che l'unico contratto derivato in essere al 31.12.2004 è quello relativo al prestito obbligazionario emesso dalla società sul mercato statunitense, di cui ai precedenti commenti.

Descrizione	31 dicembre 2004	31 dicembre 2003	Variazioni
Utili e perdite su cambi			
Utili su cambi commerciali	59.625	58.742	883
Utili su cambi finanziari	54.189	0	54.189
Perdite su cambi commerciali	-62.000	-33.476	-28.524
Perdite su cambi finanziari	-56.839	-35.859	-20.980
	-5.025	**-10.593**	**5.568**

E) Proventi e oneri straordinari

Saldo al 31 dicembre 2004	71.563.578
Saldo al 31 dicembre 2003	22.135.954
Variazioni	**49.427.624**

Descrizione		31 dicembre 2004
Sopravvenienze attive		3.862.392
Plusvalenze su alienazioni immobili		1.484.050
Proventi straordinari		66.755.201
		72.101.643
Sopravvenienze passive		512.350
Imposte relative a esercizi precedenti		12.938
Rapporti economici tra società incorporata e società incorporante		12.777
		538.065
	Totale	**71.563.578**

Le sopravvenienze attive includono, tra l'altro, il riconoscimento della spettanza del rimborso IRPEG e ILOR, richiesto dalla società già incorporata Francesco Cinzano & C.ia S.p.A. pari a € 1.392.281 e l'importo derivante dalla definizione di rapporti pendenti pari a € 1.072.876.
I proventi straordinari pari a € 66.755.201 rappresentano la plusvalenza generata dalla cessione delle partecipazioni in Campari Schweiz A.G. e Campari Finance Teoranta, a DI.CI.E. Holding B.V., precedentemente commentata nella relativa sezione.

Imposte sul reddito d'esercizio

Saldo al 31 dicembre 2004	6.095.548
Saldo al 31 dicembre 2003	8.198.064
Variazioni	**-2.102.516**

La riconciliazione tra onere fiscale da bilancio ed onere fiscale teorico è dettagliata nell'allegato 5 della nota integrativa.

Risultato prima delle imposte		
	2004	**2003**
Totale	**139.778.560**	**29.173.015**
Imposte sul reddito dell'esercizio		
	2004	**2003**
Correnti	3.607.177	11.431.857
Differite	1.553.608	256.859
Anticipate	934.763	-3.490.652
Totale	**6.095.548**	**8.198.064**

Altre informazioni

Ai sensi di legge si evidenziano i compensi complessivi spettanti agli amministratori e ai membri del Collegio Sindacale per gli incarichi svolti nella capogruppo.

L'ammontare dei compensi spettanti agli amministratori ed ai sindaci include anche i compensi percepiti in funzione delle cariche ricoperte in Campari-Crodo S.p.A., fusa per incorporazione in Davide Campari-Milano S.p.A., i cui effetti contabili e fiscali decorrono dal 1 gennaio 2004.

Amministratori	5.077.967
Collegio sindacale	503.446

I compensi spettanti agli amministratori corrisposti nel corso dell'esercizio sono pari a € 2.477.967.

Il presente bilancio, composto da stato patrimoniale, conto economico e nota integrativa, rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria nonché il risultato economico dell'esercizio e corrisponde alle risultanze delle scritture contabili.

Infine è opportuno rilevare che non esistono altre passività note di qualsivoglia natura, oltre a quanto già commentato nella presente nota integrativa.

Presidente del Consiglio di Amministrazione
Luca Garavoglia

Allegato n. 1

Imprese controllate				Percentuale partecipazione		Patrimonio netto	Quota patrimonio	Utile / Perdita	Quota	Valore di	Differenza tra valore
		Valuta	Capitale sociale in valuta			al 31 dicembre	netto	al 31 dicembre	Utile/Perdita	bilancio	di bilancio
Denominazione	Sede			Diretta	Indiretta	2004	posseduta	2004	posseduto		e patrimonio netto
						in €		in €			posseduto
ampari do Brasil Ltda.	Barueri	BRC	243.202.100	100		57.443.507	57.443.507	-3.299.082	-3.299.082	114.737.986	57.294.479
I.CI.E. Holding B.V.	Amsterdam	€	15.015.000	100		262.799.442	262.799.442	7.958.940	7.958.940	25.024.335	-237.775.107
rolera LDA	Funchal	€	5.000	100		2.347.842	2.347.842	998.583	998.583	5.000	-2.342.842
edfire, Inc.	Wilmington	US$	115.450.000	100		118.082.467	118.082.467	14.493.971	14.493.971	153.823.802	35.741.335
arbero 1891 S.p.A.	Canale	€	22.350.000	100		47.224.955	47.224.955	7.990.786	7.990.786	222.536.780	175.311.825
ampari Italia S.p.A.	Milano	€	1.220.076	100		20.285.683	20.285.683	18.725.053	18.725.053	712.814	-19.572.869
edda Piras S.p.A.	Cagliari (sede operativa: Alghero)	€	3.276.000	100		11.284.828	11.284.828	1.873.719	1.873.719	67.912.564	56.627.736
ampari Finance Teoranta	Dublino	€	1.000.000		100	59.732.255	59.732.255	1.335.915	1.335.915	51 *	
ella & Mosca S.p.A.	Alghero	€	13.838.916		100	31.356.893	31.356.893	3.017.104	3.017.104		
kyy Spirits, LLC	Wilmington USA (sede operativa San Francisco, USA)	US$	15.348.729		58,9	5.091.885	2.999.120	41.484.757	24.434.521		
ampari Deutschland Gmbh	Monaco	€	5.200.000		100	6.518.613	6.518.613	965.005	965.005		
ingdao Sella & Mosca Winery Co. Ltd.	Pingdu City, Qingdao (Cina)	RMB	24.834.454		93,67	1.393.858	1.305.627	-146.489	-137.217		
ociété Civile du Domaine de la Margue	Saint Gilles	€	4.793.183		100	2.538.675	2.538.675	-539.486	-539.486		
ampari France	Nanterre	€	2.300.000		100	4.858.734	4.858.734	1.933.345	1.933.345		
ampari International S.A.M.	Monaco	€	100.000.000		100	104.402.109	104.402.109	3.973.825	3.973.825		
ampari Schweiz A.G.	Zug	CHF	2.000.000		100	61.589.602	61.589.602	277.281	277.281		
acedaemon Holding B.V.	Amsterdam	€	10.465.000		100	63.734.140	63.734.140	-499.258	-499.258		
-Dodeca B.V.	Amsterdam	€	2.000.000		75	26.213.826	19.660.370	1.634.532	1.225.899		
.Kaloyannis Bros. S.A.	Argiropoulis, Attika	€	325.500		75	1.484.009	1.113.007	243.889	182.917		
outsikos Distilleries S.A.	Piraeus	€	1.438.150		75	986.393	739.795	-400.660	-300.495		
regson's S.A.	Montevideo	URP	175.000		100	228.455	228.455	-18.954	-18.954		
onghi & Associati S.r.l.	Milano	€	10.400		70	543.932	380.752	308.099	215.669		
										584.753.332	

corrispondente ad 1 azione posseduta, pari a 0,0001% del capitale

Allegato n. 2

Imprese collegate				Percentuale partecipazione		Patrimonio netto	Quota	Utile / Perdita	Quota	Valore di	Differenza tra valore
		Valuta	Capitale sociale			al 31 dicembre	patrimonio	al 31 dicembre	Utile / Perdita	bilancio	di bilancio
Denominazione	Sede		in valuta	Diretta	Indiretta	2004	netto	2004	posseduta		e patrimonio netto
						in €	posseduta	in €			posseduto
M.C.S. S.c.a.r.l.	Bruxelles	€	464.808		33,3	466.668	155.401	361.760	120.466		
International Marques V.o.f.	Harleem	€	210.000		33,3	108.086	35.993	-101.914	-33.937		
Fior Brands Ltd.	Stirling	GBP	100		50	2.019	1.009	512	256		
SUMMA S.L. (*)	Madrid	€	342.000		30	353.000	105.900	10.000	3.000		
										0	

(*) data dell'ultimo bilancio approvato al 31 agosto 2004

Allegato n. 3

RENDICONTI DEI FLUSSI DI CASSA
Per l'esercizio chiuso al 31 Dicembre 2004

Valori espressi in unità di Euro	31 dicembre 2004
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE:	
UTILE NETTO DELL'ESERCIZIO:	133.683.012
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative:	
Imposte anticipate e differite	2.750.231
Ammortamenti	19.426.812
Accantonamenti per fondo trattamento fine rapporto	4.285.031
Accantonamento fondo svalutazione crediti	0
Accantonamenti per rischi	4.594.271
(Utilizzo fondo rischi e fondo imposte)	-5.636.883
(Utili) perdite su vendite di immobilizzazioni e partecipazioni	337.177
Pagamenti del fondo trattamento fine rapporto	-1.088.699
Variazione netta del credito d'imposta per acconto TFR	-54.740
Variazioni nelle attività e passività operative:	
Crediti verso controllanti	6.001
Rimanenze	-30.808.528
Crediti verso controllate (a eccezione dei rapporti di tesoreria)	-30.282.435
Crediti tributari	-5.325.209
Altri crediti	-1.881.873
Ratei e Risconti attivi	139.347
Ratei e Risconti passivi	-603.276
Debiti verso fornitori	26.405.334
Debiti verso controllate (a eccezione dei rapporti di tesoreria)	2.021.068
Altri debiti	-1.908.281
FLUSSO DI CASSA GENERATO (UTILIZZATO) DALLE ATTIVITA' OPERATIVE	**116.058.360**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO:	
Acquisti immobilizzazioni materiali	-96.764.689
Cessioni immobilizzazioni materiali	27.479.794
Acquisti immobilizzazioni immateriali	-173.869.182
Cessioni immobilizzazioni immateriali	0
Acquisti partecipazioni	-68.793.346
Cessioni partecipazioni	364.894.815
Altre immobilizzazioni finanziarie	-173.431
Acquisti azioni proprie	-4.605.806
Cessioni azioni proprie	5.826.202
FLUSSO DI CASSA GENERATO DA ATTIVITA' DI INVESTIMENTO	**53.994.357**
FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO:	
Variazione netta dei debiti finanziari a breve termine	24.432.764
Variazione netta dei rapporti di tesoreria con le controllate	-39.741.649
Variazione netta dei rapporti di finanziamento con le controllate	-98.376.816
Variazione netta dei rapporti di finanziamento verso terzi	1.624.719
Variazione netta per prestito obbligazionario	0
Pagamento dividendi	-24.675.200
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**-136.736.182**
AUMENTO (DIMINUZIONE) NETTO DELLE DISPONIBILITA' LIQUIDE	**33.316.535**
DISPONIBILITA' LIQUIDE ALL'INIZIO DELL'ESERCIZIO	22.423.681
DISPONIBILITA' LIQUIDE ALLA FINE DELL'ESERCIZIO	**55.740.216**

Allegato n. 4

ANALISI DEI MOVIMENTI NELLE VOCI DI PATRIMONIO NETTO

Patrimonio netto	31/12/01	Increm.ti	Utilizzi	31/12/02	Increm.ti	Utilizzi	31/12/03	Increm.ti	Utilizzi	31/12/04
Capitale sociale	29.040.000			29.040.000			29.040.000			29.040.000
Riserva legale	5.808.000			5.808.000			5.808.000			5.808.000
Riserva per azioni proprie	31.000.000			31.000.000			31.000.000	4.605.806	5.826.202	29.779.604
Riserva straordinaria	7.981.689			7.981.689	239.420.568		247.402.257		4.180.267	243.221.990
Riserva da conferimento partecipazioni *ex* D. Lgs 544/92	3.041.357			3.041.357			3.041.357			3.041.357
Riserva detrazione I.V.A. 4% Legge 64/86	0			0			0	591.982		591.982
Riserva detrazione I.V.A. 6% Legge 67/86	0			0			0	451.142		451.142
Riserva ammortamenti anticipati	666.188	688.272		1.354.460	576.919		1.931.379	6.117.699	8.049.078	0
Riserva tassata ammortamenti anticipati	0	5.189		5.189			5.189	528.278	533.467	0
Contributi conto capitale	0			0			0	260.963		260.963
Utili esercizi precedenti	123.360.643	7.042.078		130.402.721		130.402.721	0	8.019.577		8.019.577
Avanzo di fusione	5.686.681			5.686.681			5.686.681		5.686.681	0
	206.584.558	7.735.539		214.320.097	239.997.487	130.402.721	323.914.863	20.575.447	24.275.695	320.214.615
Utile di esercizio	32.410.739	134.269.966	32.410.739	134.269.966	20.974.951	134.269.966	20.974.951	133.683.012	20.974.951	133.683.012
	238.995.297	**142.005.505**	**32.410.739**	**348.590.063**	**260.972.438**	**264.672.687**	**344.889.814**	**154.258.459**	**45.250.646**	**453.897.627**

Patrimonio Netto al 31 dicembre 2004		Origine		Possibilità utilizzo	Distribuibilità
		Versamento soci	Utili		
Capitale sociale	29.040.000	7.498.954	21.541.046	0	0
Riserva legale	5.808.000	1.499.791	4.308.209	5.808.000	0
Riserva per azioni proprie	29.779.604		29.779.604	0	0
Riserva straordinaria	243.221.990		243.221.990	243.221.990	243.221.990
Riserva da conferimento partecipazioni *ex* D. Lgs 544/92	3.041.357		3.041.357	3.041.357	3.041.357
Riserva detrazione I.V.A. 4% Legge 64/86	591.982		591.982	591.982	591.982
Riserva detrazione I.V.A. 6% Legge 67/86	451.142		451.142	451.142	451.142
Contributi conto capitale	260.963		260.963	260.963	260.963
Utili esercizi precedenti	8.019.577		8.019.577	8.019.577	8.019.577
	320.214.615	8.998.745	311.215.870	261.395.011	255.587.011
Utile di esercizio	133.683.012				
	453.897.627	**8.998.745**	**311.215.870**	**261.395.011**	**255.587.011**

Allegato n. 5

Riconciliazione tra *onere fiscale teorico* e *onere fiscale* da bilancio

Variazioni fiscali	**IRES**			**IRAP**		
Risultato *ante imposte*		139.778.560			47.166.386	
Onere fiscale teorico	33%		46.126.924	4,25%		2.004.571
Differenze temporanee tassabili in esercizi successivi		-4.192.268			-4.003.754	
Differenze temporanee deducibili in esercizi successivi		1.624.148			1.124.148	
Rigiro delle partite temporanee da esercizi precedenti		-2.070.672			-489.340	
Differenze permanenti		-129.052.570			13.018.619	
Totale differenze temporanee e permanenti		-133.691.362			9.649.673	
Imponibile fiscale		6.087.197			56.816.059	
Aliquota IRES	33%			4,25%		
Imponibile fiscale per aliquota in vigore			2.008.775			2.414.683
Riepilogo riconciliazione onere fiscale teorico ed effettivo						
Risultato *ante* imposte		139.778.560			47.166.386	
Onere fiscale teorico ad aliquota piena	33%		46.126.924	4,25%		2.004.571
Onere fiscale effettivo - Imposte correnti dell'esercizio			2.008.775			2.414.683
Effetto variazioni fiscali			-44.118.149			410.111

Allegato n. 6

OMPENSI CORRISPOSTI AGLI AMMINISTRATORI, AI SINDACI ED AI DIRETTORI GENERALI

SOGGETTO	DESCRIZIONE CARICA			COMPENSI				
Cognome e nome	Carica ricoperta	Periodo per cui è stata ricoperta la carica	Scadenza della carica	Emolumenti per la carica nella Società che redige il bilancio	Benefici non monetari	Bonus ed altri incentivi	Altri compensi	TOTALI
;ARAVOGLIA LUCA	Presidente	01/01/04-31/12/04	appr. bilancio 2006	945.000,00		100.000,00		1.045.000,00
OETTGER JOERN	Amministratore Delegato	01/01/04-29/04/04	appr. bilancio 2003	50.333,33	1.022,60	700.000,00	96.884,46	848.240,39
'ERELLI CIPPO MARCO	Consigliere	01/01/04-31/12/04	appr. bilancio 2006	205.333,33		2.000.000,00	220.519,13	2.425.852,46
'ISONE VINCENZO	Amministratore Delegato	01/01/04-31/12/04	appr. bilancio 2006	265.000,00			381.000,00	646.000,00
;ACCARDI STEFANO	Amministratore Delegato	10/05/04/31/12/04	appr. bilancio 2006	211.400,00	4.916,00	50.000,00	123.523,33	389.839,33
1ARCHESINI PAOLO	Amministratore Delegato	01/01/04-31/12/04	appr. bilancio 2006	201.000,00	5.003,00	50.000,00	128.045,87	384.048,87
'ERRERO CESARE	Consigliere	01/01/04-31/12/04	appr. bilancio 2006	45.833,33				45.833,33
'RANZO GRANDE STEVENS	Consigliere	01/01/03-31/12/04	appr. bilancio 2006	37.500,00			258.829,02	296.329,02
:UBBOLI GIOVANNI	Consigliere	01/01/04-31/12/04	appr. bilancio 2006	58.333,33				58.333,33
:UGGIERO RENATO	Consigliere	01/01/04-31/12/04	appr. bilancio 2006	29.166,67				29.166,67
'ITALE MARCO	Consigliere	01/01/04-29/04/04	appr. bilancio 2003	12.500,00				12.500,00
:ARLO CAMPANINI BONOMI	Consigliere	01/01/04-29/04/04	appr. bilancio 2003	8.333,33				8.333,33
1ATTEO D'ASTA	Consigliere	01/01/04-29/04/04	appr. bilancio 2003	8.333,33	3.260,00		89.666,67	101.260,00
:ONDERVAN ANTON MACHIEL	Consigliere	01/01/04-31/12/04	appr. bilancio 2006	41.666,67				41.666,67
UCA CORDERO DI MONTEZEMOLO	Consigliere	29/04/04-31/12/04	appr. bilancio 2006	16.666,67				16.666,67
'OTALE AMMINISTRATORI				**2.136.399,99**	**14.201,60**	**2.900.000,00**	**1.298.468,48**	**6.349.070,07**
'RACANELLA UMBERTO	Sindaco Effettivo	01/01/04-31/12/04	appr. bilancio 2006	184.795,94				184.795,94
I PACO MARCO	Sindaco Effettivo	01/01/03-29/04/04	appr. bilancio 2003	91.310,01				91.310,01
RTOLANI ANTONIO	Sindaco Effettivo	01/01/04-31/12/04	appr. bilancio 2006	122.166,04			103.951,28	226.117,32
AZZARINI ALBERTO	Sindaco Effettivo	29/04/04-31/12/04	appr. bilancio 2006	33.335,00			15.812,00	49.147,00
'OTALE SINDACI				**431.606,99**	**0,00**	**0,00**	**119.763,28**	**551.370,27**
'OTALE GENERALE				**2.568.006,98**	**14.201,60**	**2.900.000,00**	**1.418.231,76**	**6.900.440,34**

Allegato n. 7

***tock option* attribuite agli amministratori e ai direttori generali**

Nome e cognome	Carica ricoperta	Opzioni detenute all'inizio dell'esercizio			Opzioni assegnate nel corso dell'esercizio			Opzioni esercitate nel corso dell'esercizio			Opzioni scadute nell'esercizio	Opzioni detenute alla fine dell'esercizio		
		Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Scadenza media	Numero opzioni	Prezzo medio di esercizio	Prezzo medio di mercato all'esercizio		Numero opzioni	Prezzo medio di esercizio	Scadenza media
uca Garavoglia	Presidente	161.290	31,00	30 giugno 2006	62.798	39,81	15 luglio 2009					224.088	33,47	6 gennaio 2008
larco P. Perelli-ippo	Consigliere	241.935	31,00	30 giugno 2006				136.644	31,00	37,54	105.291			
oern Boettger	Amministratore Delegato	80.645	31,00	30 giugno 2006				45.548	31,00	37,54	35.097			
tefano Saccardi	Amministratore Delegato	48.387	31,00	30 giugno 2006	37.678	39,81	15 luglio 2009					86.065	34,86	6 gennaio 2008
aolo Marchesini	Amministratore Delegato	48.387	31,00	30 giugno 2006	37.678	39,81	15 luglio 2009					86.065	34,86	6 gennaio 2008
incenzo Visone	Amministratore Delegato	48.387	31,00	30 giugno 2006	87.917	39,81	15 luglio 2009					136.304	36,68	6 gennaio 2008

Relazione sulla gestione
al 31 dicembre 2004

Signori Azionisti,

Scenario economico di riferimento e mercato delle bevande
La ripresa dell'economia mondiale, avviatasi negli USA a partire dal secondo semestre 2003, nel corso dell'anno 2004, con intensità differenziata, si è progressivamente estesa ad altre economie.
L'area dell'Euro ha conseguito una crescita contenuta, sostenuta in gran parte da Francia e Spagna, mentre Italia e Germania hanno realizzato tassi di crescita tra i più bassi dell'area.
Il mercato degli *spirit*, trainato dall'aumento dei consumi negli Stati Uniti, realizza un andamento complessivamente positivo e conferma i tassi di crescita del recente passato.
In contrapposizione, il mercato europeo si conferma complessivamente in flessione, con una contrazione più evidente in alcuni paesi, quali la Germania e Francia, dove persiste il *trend* negativo registrato lo scorso anno e nei quali hanno pesantemente influito gli effetti delle campagne volte a ridurre l'abuso di alcolici e le restrittive politiche normative.
In generale, sostenuta da importanti investimenti pubblicitari, aumenta la domanda di prodotti *premium*, dal connotato esclusivo e di alta qualità.
I *player* del settore che godono di posizioni di *leadership* nei mercati hanno registrato una soddisfacente crescita complessiva dei volumi, guidata in particolare dal buon andamento registrato nel mercato statunitense, peraltro compromesso dall'apprezzamento dell'Euro nei confronti del Dollaro USA.
La categoria dei *ready-to-drink* evidenzia una inversione di tendenza rispetto al *trend* di crescita conseguito negli anni precedenti, che ha portato a una perdita di volumi anche in mercati importanti quali Stati Uniti e UK.
Continua l'accelerazione mondiale del frammentato mercato dei vini, soprattutto nelle aree degli Stati Uniti e Australia, dove sono stati fatti importanti investimenti.
In deciso rallentamento invece i consumi di vini francesi, sia sul territorio nazionale che all'estero.
Risente del profilo congiunturale sfavorevole l'andamento dei consumi di alcolici e bibite sul mercato italiano, tuttavia differenziato tra i diversi comparti e canali distributivi.
Più in particolare, gli *spirit* mantengono un *trend* sostanzialmente stabile, con il comparto degli aperitivi che registra un leggero calo complessivo, nell'ambito del quale si conferma l'ininterrotta crescita delle quote di mercato dei prodotti del Gruppo; i *vermouth* registrano una situazione di sostanziale stabilità, gli amari e le chine evidenziano una ripresa rispetto alle tendenze precedenti, e le Vodke confermano una interessante crescita.
L'Italia, che rimane tra i primi *player* mondiali relativamente alla produzione e al consumo di vini, registra un anno difficile, in cui a una produzione in lieve aumento si contrappone una leggera flessione dei consumi.
I consumi nazionali di *ready-to-drink* confermano l'andamento registrato nei mercati internazionali, penalizzati anche da sfavorevoli condizioni climatiche, perdono infatti su base annua quanto avevano guadagnato nei periodi precedenti.
Infine i consumi di bibite, che hanno sofferto anch'essi delle avverse condizioni meteorologiche, registrano un anno non positivo.

Una più approfondita analisi del posizionamento e dell'evoluzione dei *brand* del Gruppo nei diversi mercati é rinviata alla relazione sulla gestione del bilancio consolidato nonché a quelle delle società commerciali del Gruppo.

Davide Campari-Milano S.p.A.
La Società svolge un'attività di produzione di bevande alcoliche, detenzione di partecipazioni e, tramite le controllate, di produzione e commercializzazione di bevande alcoliche e analcoliche, nonché di vini, spumanti e *vermouth*, nei mercati nazionale ed internazionali.
La commercializzazione dei prodotti del Gruppo, nell'ottica di una più efficace integrazione e ottimizzazione delle sinergie nella penetrazione dei mercati, rimane in capo alle società commerciali, Campari Italia S.p.A. per il mercato nazionale e Campari International S.A.M. per quello internazionale.

Mantiene invece la produzione presso i propri impianti produttivi e autonoma distribuzione sul mercato nazionale Barbero 1891 S.p.A, acquisita nel dicembre 2003, proprietaria di un ampio portafoglio di marchi, tra cui Aperol, Aperol Soda, i liquori Barbieri, e, nel segmento *wine,* Mondoro ed Enrico Serafino.
Inoltre, in data 1 ottobre 2004, la Società ha realizzato la fusione per incorporazione di Campari-Crodo S.p.A., i cui effetti contabili e fiscali decorrono dal 1 gennaio 2004.
La fusione ha determinato l'annullamento di tutte le azioni della società incorporata, interamente detenute dall'incorporante, la quale non ha quindi proceduto né ad aumentare il suo capitale, né a conguagli di sorta.
La concentrazione dell'attività produttiva che si è venuta così a determinare nella Società a seguito di detta fusione (si sono infatti aggiunti allo stabilimento di Sesto San Giovanni quelli di Novi Ligure, Sulmona e Crodo, già gestiti dalla società incorporata) consentirà di migliorare l'efficienza e l'efficacia dell'assetto industriale.
Per effetto di tale operazione di fusione, la comparazione dei dati economici e patrimoniali con quelli dell'esercizio precedente non è significativa.
Nella nota integrativa al presente bilancio sono state tuttavia inserite alcune tabelle a valori omogenei, a cui si rimanda ai fini di una miglior analisi della consistenza di voci rilevanti.
Il bilancio dell'esercizio 2004, che sottoponiamo alla Vostra approvazione, evidenzia un utile pari a € 133,7 milioni, in forte crescita rispetto all'esercizio precedente, in cui era stato pari a € 20,9 milioni.
Detto risultato è stato determinato dopo aver effettuato accantonamenti per imposte per € 6,1 milioni, ammortamenti e svalutazioni per € 19,4 milioni e accantonamenti a fondi rischi per € 0,8 milioni.
I dati economici più significativi del 2004, espressi in €, sono di seguito riportati:

	31 dicembre 2004
Valore della produzione	284.257.163
Costi della produzione	264.005.450
Differenza tra valore e costi della produzione	20.251.713
Totale proventi e oneri finanziari	47.963.269
Totale delle partite straordinarie	71.563.578
Risultato prima delle imposte	139.778.560
Imposte sul reddito dell'esercizio	6.095.548
Risultato di esercizio	133.683.012

I principali fattori che hanno caratterizzato l'andamento economico dell'anno 2004, sono di seguito sintetizzati.
L'utile netto dell'esercizio è fortemente influenzato dal risultato della gestione finanziaria e straordinaria.
Il risultato largamente positivo della gestione finanziaria è stato originato principalmente dai dividendi percepiti dalle società controllate; hanno contribuito poi in minor misura i proventi generati da vari investimenti di liquidità, mentre hanno inciso negativamente gli oneri finanziari derivanti dal prestito obbligazionario emesso sul mercato statunitense nel corso dell'esercizio precedente, nonché altri interessi passivi.
La gestione straordinaria include proventi per la cessione delle partecipazioni Campari Finance Teoranta e Campari Schweiz A.G. a DI.CI.E. Holding B.V., pari complessivamente a € 66,7 milioni.
Infine, il risultato operativo, pari a € 20,2 milioni, beneficia del contributo dei risultati della gestione caratteristica della società incorporata.

Per una migliore comprensione dell'evoluzione dell'andamento aziendale, si riportano le principali componenti della struttura patrimoniale, espresse in €, relative agli ultimi due esercizi, ancorché i dati non siano comparabili in seguito alla fusione per incorporazione di Campari-Crodo S.p.A.

	31 dicembre 2004	31 dicembre 2003
Totale immobilizzazioni	853.698.146	927.401.752
Totale attivo circolante	173.262.825	74.277.090
Totale ratei e risconti	4.889.191	5.028.537
Totale attivo	1.031.850.162	1.006.707.379

Totale patrimonio netto	453.897.627	344.889.814
Totale fondi per rischi e oneri	10.377.245	8.238.288
Trattamento Fine Rapporto	8.678.893	5.482.561
Totale debiti	544.401.553	632.998.597
Totale ratei e risconti	14.494.844	15.098.119
Totale passivo	1.031.850.162	1.006.707.379

In particolare si evidenziano gli effetti patrimoniali della fusione per incorporazione di Campari-Crodo S.p.A., che ha comportato l'attribuzione alla voce "avviamento" del disavanzo generato da detta fusione, pari a € 93,3 milioni al netto dell'ammortamento relativo all'esercizio, nonché l'azzeramento della partecipazione in Campari-Crodo S.p.A., precedentemente iscritta per € 313,1 milioni, e la successiva iscrizione tra le immobilizzazioni finanziarie del valore delle partecipazioni direttamente da questa controllate, complessivamente pari a € 68,7 milioni.
Inoltre, come più dettagliatamente commentato negli eventi dell'esercizio, nel corso del 2004 sono state cedute a DI.CI.E. Holding B.V. le partecipazioni Campari Schweiz A.G. e Campari Finance Teoranta, complessivamente iscritte per un valore pari a € 51,8 milioni.
L'incremento dell'attivo circolante è attribuibile al consolidamento dei valori patrimoniali di Campari-Crodo S.p.A.
Il significativo scostamento dei debiti è altresì principalmente ascrivibile alla modifica di perimetro conseguente alla fusione per incorporazione di Campari-Crodo S.p.A.
Per commenti più analitici relativi alle variazioni patrimoniali, e gli effetti rilevanti derivanti dalla fusione di Campari-Crodo S.p.A., si rimanda alla nota integrativa.

La posizione finanziaria netta al 31 dicembre 2004, evidenzia un minor indebitamento rispetto all'anno precedente, come di seguito rappresentato:

	31 dicembre 2004	31 dicembre 2003
Cassa e disponibilità presso banche	55.740.216	22.423.681
Indebitamento verso banche	(48.432.848)	(24.000.084)
Debiti verso obbligazionisti	(257.953.568)	(257.953.568)
Saldo crediti e debiti finanziari *intercompany*	(166.112.970)	(304.354.619)
Posizione finanziaria netta	(416.759.170)	(563.884.590)

Per una più completa ed esaustiva analisi della situazione finanziaria, si rimanda alla Relazione sulla Gestione del bilancio consolidato.

Eventi significativi dell'esercizio

Programma di razionalizzazione della struttura del Gruppo
Nel corso del 2004 ha avuto seguito l'articolato programma di razionalizzazione della composizione del Gruppo, volto alla semplificazione e la riduzione delle strutture societarie.
In particolare, il 1 ottobre 2004 è avvenuta la fusione per incorporazione di Campari-Crodo S.p.A. in Davide Campari-Milano S.p.A., già descritta nei paragrafi precedenti.
Detta fusione ha generato un disavanzo pari a € 98, 2 milioni iscritto nella voce "avviamento".
Inoltre, in data 1 novembre è stata realizzata la fusione per incorporazione di S.A.M.O. S.p.A. in Campari Italia S.p.A., ambedue già detenute al 100% dall'incorporata Campari-Crodo S.p.A.
Entrambe le fusioni rispondono all'indirizzo strategico del Gruppo di migliorare il livello di efficienza ed efficacia dell'organizzazione, tramite l'integrazione dei processi industriali e commerciali.
Infine, nel corso dell'anno, sono state cedute a DI.CI.E. Holding B.V., il 99,99% della partecipazione in Campari Finance Teoranta e il 100 % di Campari Schweiz A.G., rispettivamente a un valore pari a € 58,7 milioni e € 59,9 milioni, realizzando una plusvalenza complessiva pari a € 66,7 milioni.
I valori di cessione sono stati determinati in base alla valutazione del capitale economico delle società, applicando metodologie coerenti con la miglior prassi corrente e sono supportati da pareri di terzi.

Investimenti industriali
All'inizio dell'anno sono entrate pienamente in funzione le linee per la produzione di Cynar, Biancosarti e Jägermeister, trasferite nello stabilimento di Novi Ligure nella seconda parte del 2003, dopo l'interruzione delle attività nello stabilimento di Termoli.

Lo *start-up* operativo della nuova importante unità produttiva di Novi Ligure era avvenuto alla fine del 2003, con l'avvio delle produzioni degli spumanti e dei *vermouth* Cinzano precedentemente affidate a terzi: da gennaio 2004 è quindi iniziata la vendita dei prodotti Cinzano fabbricati nell'impianto di Novi Ligure.
Il piano di riorganizzazione industriale sarà completato nel corso del 2005, con il trasferimento delle produzioni di Campari e di CampariSoda dallo stabilimento di Sesto S.Giovanni a quello di Novi Ligure.
Nel corso del 2005, infatti, saranno completati la predisposizione dei reparti e l'attivazione degli impianti, atti a consentire nei mesi centrali dell'anno il trasferimento e l'installazione delle linee per la fabbricazione di Campari e di Camparisoda.
Nell'ambito del progetto complessivo, nei primi mesi del 2003 è stato raggiunto un accordo con le organizzazioni sindacali per quanto concerne le ricadute occupazionali del progetto in oggetto.
A fronte dell'intera ristrutturazione industriale è appostato in bilancio uno specifico fondo rischi.

Operazione di leasing finanziario sull'immobile di Novi Ligure
Nei primi mesi del 2004, il fabbricato industriale di Novi Ligure con gli impianti a esso direttamente afferenti è stato oggetto di un contratto di locazione finanziaria della durata di 96 mesi, con opzione di riscatto finale del bene.
Il corrispettivo dell'operazione è stato pari a € 27,9 milioni.
Il canone mensile fissato è pari all'Euribor a 3 mesi maggiorato di 59,5 *basis point*.

Integrazione Barbero 1891 S.p.A.
Nel corso del 2004 è stata avviata la fase di mappatura dei processi della Barbero 1891 S.p.A., al fine di identificare possibili sinergie organizzative, con particolare attenzione all'integrazione dei sistemi informatici. A partire dal 1 gennaio 2005, l'intero sistema transazionale della società è pertanto migrato senza particolari problemi su Sap R/3.

Adozione degli Standards contabili internazionali
E' proseguito nel corso del 2004 il processo di transizione all'applicazione dei principi contabili internazionali IAS / IFRS, emanati dall'*International Accounting Standard Board* e omologati in sede comunitaria.
La Capogruppo ha avviato una serie articolata di attività volte all'analisi delle principali differenze tra i principi contabili italiani e il corpo degli standard internazionali, alla valutazione e determinazione degli impatti economico - patrimoniali, nonché all'adeguamento e messa a punto dei sistemi informatici, laddove ne sia emersa la necessità, al fine di ottenere l'informativa richiesta dai nuovi principi.
Una più dettagliata analisi dei punti di maggiore rilevanza e interesse per il Gruppo Campari è rimandata alla relazione sulla gestione del bilancio consolidato.

Campari in borsa

Azioni
Al 31 dicembre 2004 il capitale sociale di Davide Campari-Milano S.p.A. ammonta a € 29.040.000 suddiviso in 29.040.000 azioni del valore nominale di € 1,00 ciascuna.

Proposta di frazionamento
Si precisa che il 21 marzo 2005 il Consiglio di Amministrazione è chiamato a deliberare in ordine alla proposta di frazionamento delle 29.040.000 azioni di valore nominale € 1,00 che costituiscono l'attuale capitale sociale mediante l'emissione di dieci nuove azioni di valore nominale € 0,10 cadauna in sostituzione di ciascuna azione esistente.
Le nuove azioni avranno godimento dal 1 gennaio 2004 e l'attuale capitale sociale versato di € 29.040.000 (che resterà invariato) risulterà così suddiviso in 290.400.000 azioni.

Azionisti
A oggi gli azionisti rilevanti risultano essere i seguenti:

Azionista [1]	Numero di azioni ordinarie [3]	% su capitale sociale
Alicros S.p.A.	14.810.400	51%
Cedar Rock Capital	1,619,282	5,576%
Fidelity Investments	1.451.334	4,997%
Davide Campari-Milano S.p.A. [2]	935.191	3,220%
Lazard Asset Management	603.687	2,079%
Morgan Stanley Investment Management	597.875	2,059%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'art. 117 del Regolamento Consob n. 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Acquisto di azioni proprie finalizzate a servire il piano di *stock option*.
(3) Numero di azioni prima del frazionamento proposto in ragione di dieci nuove azioni ogni azione posseduta.

Andamento della quotazione
Nel corso del 2004, il titolo Campari ha registrato un incremento in termini assoluti del 22,9% rispetto al prezzo di chiusura al 31 dicembre 2003 e una *performance* relativa positiva del 4,7% rispetto all'indice di mercato (Mibtel) e del 9,7% rispetto all'indice di settore (FTSEurofirst 300 Beverages Index).
Nel 2004 la trattazione al MTA (Mercato Telematico Azionario) delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 1,7 milioni.
Al 31 dicembre 2004 la capitalizzazione di borsa risulta pari a € 1.372 milioni.

Andamento del titolo Campari dal 1 gennaio 2004 [1]


Prezzo azione Campari (Euro)
Q.tà scambiate (migliaia di azioni)
52
51
50
49
48
47
46
45
44
43
42
41
40
39
38
37
36
35
34
33
32
440
400
360
320
280
240
200
160
120
80
40
0
Jan-04 Jan-04 Feb-04 Mar-04 Apr-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05
Campari (Q.tà scambiate)
Campari (prezzo azione)
Mibtel (relativo)
FTSEurofirst 300 Beverages (relativo)

Fonte: Bloomberg

(1) Prezzo prima del frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.

Informazioni sull'azione [1]		2004	2003	2002	2001
Prezzo di riferimento azione					
Prezzo al 31 dicembre	€	47,25	38,46	30,00	26,37
Prezzo massimo	€	47,82	38,48	37,77	31,00
Prezzo minimo	€	35,68	27,41	25,28	21,84
Prezzo medio	€	40,35	33,02	31,63	27,16
Capitalizzazione e volumi					
Volume medio giornaliero [2]	numero di azioni	42.916	37.894	53.093	72.375
Controvalore medio giornaliero [2]	€ milioni	1,7	1,3	1,7	2,1
Capitalizzazione borsistica al 31 dicembre	€ milioni	1.372	1.117	871	766
Dividendo [3]					
Dividendo per azione	€	1,00	0,88	0,88	0,88
Dividendo complessivo [4]	€ milioni	28,1	24,7	24,7	24,7

Fonte: Bloomberg

(1) I dati azionari sono riportati prima del frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.
(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 31 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 42.260 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.
(3) Per l'esercizio 2004, dividendo proposto.
(4) Per quanto riguarda gli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 28.040.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 1.000.000 azioni proprie; nel 2004 hanno diritto al godimento del dividendo 28.104.809 azioni, pari al numero di azioni componenti il capitale sociale al netto di 935.191 azioni proprie.

Informazioni sull'azione dopo il frazionamento[1]		2004	2003	2002	2001
Prezzo di riferimento azione					
Prezzo al 31 dicembre	€	4,73	3,85	3,00	2,64
Prezzo massimo	€	4,78	3,85	3,78	3,10
Prezzo minimo	€	3,57	2,74	2,53	2,18
Prezzo medio	€	4,04	3,30	3,16	2,72
Capitalizzazione e volumi					
Volume medio giornaliero [2]	numero di azioni	429.160	378.940	530.930	723.750
Controvalore medio giornaliero [2]	€ milioni	1,7	1,3	1,7	2,1
Capitalizzazione borsistica al 31 dicembre	€ milioni	1.372	1.117	871	766
Dividendo [3]					
Dividendo per azione	€	0,100	0,088	0,088	0,088
Dividendo complessivo [4]	€ milioni	28,1	24,7	24,7	24,7

(1) I dati azionari sono riportati dopo il frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.
(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 3.1 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.
(3) Per l'esercizio 2004, dividendo proposto.
(4) Per quanto riguarda gli esercizi 2001, 2002 e 2003, hanno diritto al godimento del dividendo 280.400.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 10.000.000 azioni proprie. Relativamente all'esercizio 2004 avranno diritto al godimento del dividendo 281.048.090 azioni, pari al numero di azioni componenti il capitale sociale al netto di 9.351.910 azioni proprie.

Indici di borsa [1]	2004	2003	2002	2001
Patrimonio netto per azione (€)	20,5	18,9	16,5	14,8
Price / book value	2,30	2,04	1,82	1,78
Utile per azione (EPS) (€)	2,39	2,75	2,98	2,18
P/E (*price / earnings ratio*)	19,8	14,0	10,1	12,1
Utile per azione (EPS) rettificato dell'ammortamento dell'avviamento (€) [2]	3,37	3,52	3,73	2,54
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento [2]	14,0	13,4	12,7	18,6
Utile per azione (EPS) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito (€) [3]	3,32	2,99	3,39	2,40
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito [3]	14,2	16,0	14,7	19,0
Payout ratio (dividendo complessivo / utile netto) (%)[4]	40,6	30,9	28,5	38,9
Dividend yield (dividendo / prezzo) (%)[4]	2,1	2,3	2,9	3,3

(1) Gli indici di borsa sono riportati prima del frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.
(2) Utile netto rettificato dell'ammortamento dell'avviamento e dei marchi e dei connessi effetti fiscali.
(3) Utile netto rettificato dell'ammortamento dell'avviamento e dei marchi, delle componenti straordinarie di reddito e dei connessi effetti fiscali.
(4) Per l'esercizio 2004, dividendo proposto.

Indici di borsa dopo il frazionamento [1]	2004	2003	2002	2001
Patrimonio netto per azione (€)	2,05	1,89	1,65	1,48
Price / book value	2,30	2,04	1,82	1,78
Utile per azione (EPS) (€)	0,24	0,27	0,23	0,22
P/E (*price / earnings ratio*)	19,8	14,0	10,1	12,1
Utile per azione (EPS) rettificato dell'ammortamento dell'avviamento (€) [2]	0,34	0,35	0,37	0,25
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento [2]	14,0	13,4	12,7	18,6
Utile per azione (EPS) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito (€) [3]	0,33	0,30	0,32	0,25
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito [3]	14,2	16,0	14,7	19,0
Payout ratio (dividendo complessivo / utile netto) (%)[4]	40,6	30,9	28,5	38,9
Dividend yield (dividendo / prezzo) (%)[4]	2,1	2,3	2,9	3,3

(1) Gli indici di borsa sono riportati dopo il frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.
(2) Utile netto rettificato dell'ammortamento dell'avviamento e dei marchi e dei connessi effetti fiscali.
(3) Utile netto rettificato dell'ammortamento dell'avviamento e dei marchi, delle componenti straordinarie di reddito e dei connessi effetti fiscali.
(4) Per l'esercizio 2004, dividendo proposto.

Corporate Governance

La Società ha adottato quale modello di riferimento per la propria *corporate governance* le disposizioni del Codice di Autodisciplina delle Società Quotate.
La Società si avvale di un modello di amministrazione e controllo di tipo tradizionale, caratterizzato dalla presenza di un organo di gestione, il Consiglio di Amministrazione, e uno di controllo rappresentato dal Collegio Sindacale.
Il Consiglio di Amministrazione è l'organo centrale del sistema di *corporate governance* della Società.
Al Consiglio di Amministrazione spettano i più ampi poteri per l'amministrazione ordinaria e straordinaria della Società al fine di conseguire l'oggetto sociale.
A esso è attribuita la responsabilità di determinare le linee strategiche di gestione e di alta direzione della Società e del Gruppo, nonché di definire e applicare le regole del governo societario, nel rispetto delle normative vigenti, e di verificare le procedure di controllo interno.
I componenti del Consiglio di Amministrazione durano in carica per un periodo variabile da uno a tre esercizi e sono rieleggibili.
Tra gli amministratori, sono presenti membri non esecutivi e indipendenti.
Il Consiglio di Amministrazione si riunisce con periodicità almeno trimestrale per esaminare l'andamento della gestione e le relazioni degli Amministratori Delegati sull'attività svolta nell'esercizio delle deleghe, nonché per deliberare sulle operazioni di maggiore rilievo effettuate dal Gruppo nonché per esaminare i piani strategici, industriali e finanziari della Società valutando l'adeguatezza dell'assetto organizzativo, amministrativo e contabile della Società.
Inoltre, gli Amministratori riferiscono con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale, sulle operazioni nelle quali essi abbiano avuto un interesse proprio o di terzi.
A tale proposito è stata approvata nel mese di febbraio 2004 una specifica procedura interna per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.
Sono soggetti alla procedura gli Amministratori delle società del Gruppo, nonché i dirigenti di queste che abbiano poteri di impegnare le società stesse nei confronti dei terzi.
Il Consiglio di Amministrazione ha costituito un comitato per il controllo interno ("Comitato Audit"), nonché un comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine").
Le tematiche affrontate dal Comitato Audit nel corso del 2004 hanno riguardato la verifica del livello di controllo interno nell'area logistica della Business Unit Italia, di Campari do Brasil Ltda. e di Skyy Spirits, LLC, nonché nelle aree commerciale e *marketing* di Campari Deutschland Gmbh.
Sono stati altresì aggiornati i *risk assessment* di Gruppo, in particolare con riferimento alle aree produttive e commerciali di Sella & Mosca S.p.A. e Campari Deutschland Gmbh.
L'attività di verifica del Comitato Audit si è, inoltre, concentrata sulla valutazione dei marchi delle società recentemente acquisite ai fini dei nuovi *standard* contabili internazionali.

Il Comitato Remunerazione e Nomine ha affrontato nel 2004 tematiche riguardanti la struttura organizzativa e l'organigramma del Gruppo, la remunerazione degli Amministratori esecutivi e del *top management*, nonché l'aggiornamento del piano di *stock option*.
Entrambi i comitati rappresentano una articolazione interna del Consiglio di Amministrazione e hanno un ruolo consultivo e propositivo.
La Società si è dotata di una "Procedura per il Trattamento delle Informazioni Riservate".
Tale Procedura, che si applica agli Amministratori, Sindaci e dipendenti della Società e delle altre società del Gruppo, contiene la definizione di quali informazioni possono essere considerate riservate o *price sensitive*, definisce le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui debbono attenersi coloro che ne vengano a conoscenza, nonché le relative procedure di divulgazione, anche nei confronti della stampa.
La Società ha altresì adottato un Codice di Comportamento *Insider Dealing* del Gruppo redatto in ottemperanza a quanto previsto dall'articolo 2.6.3. del Regolamento di Borsa Italiana S.p.A.
Particolarmente rigorosi sono gli obblighi di informazione che le persone rilevanti hanno assunto nei confronti della Società.
Queste infatti dovranno trasmettere al Comitato Audit, al termine di ogni trimestre, un quadro completo di tutte le operazioni effettuate, compreso l'eventuale esercizio di *stock option*, ai fini della comunicazione al mercato, entro 10 giorni, delle negoziazioni che eccedano la soglia prevista nel predetto Codice.
Nel corso del 2004 la Società ha altresì deciso di dotarsi di un Codice Etico nel quale sono stati identificati i valori essenziali ai quali il Gruppo dovrà continuare a ispirare la propria condotta.
La forte crescita della Società sui mercati italiani e internazionali, la complessità della struttura societaria raggiunta in questi anni anche in relazione alle recenti acquisizioni, la consapevolezza di operare in contesti socio - economici sempre più complessi, hanno reso opportuno l'emanazione del predetto Codice.
Infine, Il Collegio Sindacale, in completa autonomia e indipendenza, svolge la funzione di controllo e di verifica della corretta gestione amministrativa e contabile nonché dell'osservanza della legge e dello Statuto.
Il controllo contabile è invece esercitato dalla società di revisione.
Maggiore informativa sul modello di *corporate governance* adottato dalla Società, è indicata nella Relazione Annuale del Consiglio d'Amministrazione sulla *corporate governance*, a cui si rimanda.

Codice in materia di dati personali

La Società applica scrupolosamente il D. Lgs. 30 giugno 2003, n. 196, Codice in materia di protezione dei dati personali, e dà atto specificamente di avere provveduto a porre in essere le idonee misure preventive di sicurezza, anche in relazione alle conoscenze acquisite in base al progresso tecnico, alla natura dei dati e alle specifiche caratteristiche del trattamento, in modo da ridurre al minimo i rischi di distruzione e perdita, anche accidentale dei dati stessi, di accesso non autorizzato o di trattamento non consentito o non conforme alle finalità della raccolta.
La Società ha redatto il Documento Programmatico della Sicurezza, in conformità all'Allegato B al D. Lgs. 30 giugno 2003, n. 196.

Piano di *stock option* e azioni proprie

La Vostra Società ha in essere un piano di *stock option* deliberato già nel 2001, che prevede l'attribuzione di opzioni per l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad Amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.
Nel corso del 2004 è stata deliberata altresì la seconda attribuzione di *stock option*, anch'essa disciplinata dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001.
La prima attribuzione prevede la possibilità di esercizio delle opzioni dal giorno successivo alla scadenza del periodo di esercizio, ovvero il 30 giugno 2006, e non ammette l'esercizio parziale delle opzioni.
Con la seconda attribuzione, distinta e aggiuntiva rispetto alla prima, le opzioni di acquisto potranno essere esercitate esclusivamente nel periodo compreso tra il 1 e il 30 luglio 2009, con facoltà di utilizzo anche parziale.
A fronte del piano di *stock option*, la Società ha acquistato azioni proprie, iscrivendo una riserva indisponibile di pari importo tra le poste di patrimonio netto.

Attività di ricerca e sviluppo

La Società ha svolto attività di ricerca e sviluppo esclusivamente legate all'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nell'esercizio.

Rapporti con le altre società del Gruppo
I rapporti con le società del Gruppo rientrano nell'abituale attività della controllante.
Le principali attività infragruppo, regolate a prezzi di mercato, si sono sviluppate attraverso rapporti contrattuali che in particolare hanno riguardato:

- ✓ gestione delle partecipazioni;
- ✓ regolazione dei flussi finanziari attraverso la tesoreria accentrata;
- ✓ condivisione di servizi generali, amministrativi e legali;
- ✓ assistenza relativi ai servizi informatici;
- ✓ accordi di natura commerciale.

Non è intervenuto nessun rapporto con la società controllante, né con le società da essa controllate diverse dalle società del Gruppo Campari.
Inoltre, si evidenziano, quali operazioni rilevanti, la cessione delle partecipazioni in Campari Schweiz A.G. e Campari Finance Teoranta a DI.CI.E. Holding B.V. precedentemente descritta negli eventi dell'esercizio.
Infine, nel corso dell'esercizio è stata acquistata un'ulteriore quota di Longhi & Associati S.r.l. da parte di Lacedaemon Holding B.V., pari al 30%, portando di conseguenza la quota di partecipazione al 70%, e l'iscrizione di detta società tra le controllate.
Tuttavia, per un maggior dettaglio relativamente ai rapporti con le società del Gruppo si rinvia anche a quanto contenuto nella nota integrativa al bilancio d'esercizio, nonché a quanto esplicitato nella relazione sulla gestione del bilancio consolidato.
Non sono state poste in essere operazioni che rivestano carattere di atipicità rispetto alla normale attività dell'impresa.
I rapporti espressi in conto economico con le società controllate, relativi a scambio di merci e prestazione di servizi, sono così sintetizzati:

Davide Campari-Milano S.p.A.	Importi in €
Campari Italia S.p.A.	190.266.493
Sella & Mosca S.p.A.	539.972
Zedda Piras S.p.A.	116.107
Barbero 1891 S.p.A.	2.852.485
Campari do Brasil Ltda.	160.847
Campari Deutschland Gmbh	151.577
Campari France S.A.	-19.241.223
Campari International S.A.M.	62.505.363
Campari Schweiz A.G.	74.672
DI.CI.E. Holding B.V.	24.480
N.Kaloyannis Bros S.A.	11.819
O-Dodeca B.V.	1.141
Skyy Spirits, LLC	164.188
Longhi & Associati S.r.l.	13.639
Totali	237.641.560

Non esistono altre operazioni con parti correlate diverse da quelle precedentemente indicate.

Possesso ed acquisto di azioni proprie e della controllante
La società possiede 935.191 di azioni proprie del valore nominale di € 1, pari al 3,22% del capitale sociale.
Tali azioni proprie sono da destinarsi al piano di *stock option*, come precedentemente illustrato.
Infine la Società non possiede e non ha posseduto nell'esercizio, né direttamente né indirettamente, azioni della società controllante.

Partecipazioni degli amministratori, dei sindaci e dei direttori generali

Nome e cognome	Società partecipata	Azioni possedute alla fine dell'esercizio precedente	Azioni acquistate	Azioni vendute	Azioni possedute alla fine dell'esercizio
Luca Garavoglia	Davide Campari-Milano S.p.A.	*200 **	*0*	*200*	*0*
Cesare Ferrero	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Franzo Grande Stevens	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Alberto Lazzarini	Davide Campari-Milano S.p.A.	*300*	*0*	*0*	*300*
Paolo Marchesini	Davide Campari-Milano S.p.A.	*700*	*0*	*700*	*0*
Luca Montezemolo	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Antonio Ortolani	Davide Campari-Milano S.p.A.	*800*	*0*	*0*	*800*
Marco P. Perelli-Cippo	Davide Campari-Milano S.p.A.	*10.000*	*136.644*	*136.644*	*10.000*
Giovanni Rubboli	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Renato Ruggiero	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Stefano Saccardi	Davide Campari-Milano S.p.A.	*1.100*	*400*	*0*	*1.500*
Umberto Tracanella	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*
Vincenzo Visone	Davide Campari-Milano S.p.A.	*6.000*	*0*	*0*	*6.000*
Anton Machiel Zondervan	Davide Campari-Milano S.p.A.	*0*	*0*	*0*	*0*

* in nuda proprietà per il tramite di società fiduciaria

Eventi successivi

Area di Sesto San Giovanni
Sono in corso trattative con l'amministrazione comunale per addivenire alla riconversione urbanistica dell'area, volta a consentire l'edificazione della nuova sede della Società.

Aquisto di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC

Il 25 febbraio 2005, la Società ha annunciato il perfezionamento dell'acquisto di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC, tramite l'esercizio di una *call option*, secondo i termini stipulati nel gennaio 2002, al momento dell'acquisto della partecipazione di maggioranza nella stessa società.
A seguito di tale operazione la partecipazione del Gruppo in Skyy Spirits, LLC sale al 89%.
L'acquisizione, avvenuta tramite Redfire, Inc., è stata finanziata in parte con mezzi propri e in parte con indebitamento bancario.
Il corrispettivo dell'operazione, pagato in contanti, è stato pari a US$ 156,6 milioni (corrispondente a circa € 118 milioni al tasso di cambio corrente alla data dell'operazione).
L'esercizio della *call option* è avvenuto, in base ai termini previsti dal contratto, a un prezzo pari a 10 volte l'utile ante imposte *pro-quota* realizzato da Skyy Spirits, LLC nell'esercizio 2004.
Il restante 11% del capitale è detenuto dal *management team* di Skyy Spirits, LLC.

Si ricorda che il contratto stipulato nel gennaio 2002 prevede altresì un meccanismo di opzioni reciproche *call / put* concesse rispettivamente a Redfire, Inc. e al *management team* per l'acquisto / vendita della partecipazione detenuta dal *management team* a un prezzo compreso tra 5 e 15 volte l'utile ante imposte medio pro-quota realizzato da Skyy Spirits, LLC nel periodo 2002 - 2006.
L'opzione è esercitabile dopo il 31 gennaio 2007.

Evoluzione prevedibile della gestione

Nell'esercizio chiuso al 31 dicembre 2004, il Gruppo ha conseguito ancora una volta risultati complessivamente più che soddisfacenti, in un contesto macroeconomico certamente non favorevole e nonostante il forte impatto negativo di fattori esogeni specifici sui mercati degli *spirit* e dei *soft drink*.
Per l'anno in corso, le previsioni economiche relative alle aree di rilevanza strategica per il Gruppo sembrano sostanzialmente confermare le tendenze in atto, di crescita modesta per l'area Euro e di uno sviluppo più sostenuto per gli Stati Uniti e soprattutto per il Brasile.
Per quanto concerne l'andamento dei cambi ed in particolare del Dollaro USA, nonostante lo stato di buona salute dell'economia locale, il combinato effetto dei deficit statale e commerciale americano rende poco probabile nel breve termine una rivalutazione del Dollaro USA nei confronti dell'Euro, che consenta di recuperare almeno in parte la redditività perduta a seguito del processo di svalutazione in corso dal 2001.
In ogni caso, quando si attraversano fasi economiche oggettivamente difficili, a volte si è anche portati a sottovalutare la grande potenzialità dei propri marchi; al contrario, quando questi marchi sono realmente solidi, cioè veri leader di mercato o comunque *brand* caratterizzati da un chiaro vantaggio competitivo percepito sia dal consumatore che dai distributori, essi possono rappresentare una grande risorsa per la società che li possiede.
Senza volere indulgere in un ingiustificato ottimismo, il Gruppo Campari ritiene di trovarsi in questa situazione e di avere nei propri marchi un oggettivo punto di forza; di conseguenza guarda con fiducia all'evoluzione del business per il 2005 e più in generale per il medio termine e prevede di continuare a conseguire una soddisfacente crescita del business.

Proposta del Consiglio di Amministrazione

A conclusione della presente relazione, Vi invitiamo ad approvare il bilancio relativo all'esercizio chiuso al 31 dicembre 2004, nelle sue componenti di stato patrimoniale, conto economico e nota integrativa, così come predisposti, e proponiamo di destinare l'utile di esercizio, pari € 133.683.012, come segue:

- € 28.104.809 a dividendo, pari a € 1,00 per azione in circolazione, a eccezione di quelle proprie detenute dalla Società
- € 105.578.203 a riserva utili esercizi precedenti.

Si evidenzia peraltro che il dividendo complessivo di € 28.104.809, risulterebbe pari a € 0,1 per azione, in seguito al frazionamento delle azioni, proposto al presente Consiglio di Amministrazione, mediante l'emissione di dieci nuove azioni cadauna in sostituzione di ciascuna azione esistente.

Presidente del Consiglio di Amministrazione
Luca Garavoglia

Bilancio consolidato al 31 dicembre 2004



INDICE



ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE [1]

Luca Garavoglia
Presidente

Vincenzo Visone
Amministratore Delegato e Chief Executive Officer

Stefano Saccardi
Amministratore Delegato
e Officer Legal Affairs and Business Development

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Luca Cordero di Montezemolo
Amministratore

Cesare Ferrero [2]
Amministratore e membro del Comitato Audit

Franzo Grande Stevens [3]
Amministratore e membro del Comitato Remunerazione e Nomine

Marco P. Perelli-Cippo [3]
Amministratore e membro del Comitato Remunerazione e Nomine

Giovanni Rubboli [2] [3]
Amministratore, membro del Comitato Audit
e membro del Comitato Remunerazione e Nomine

Renato Ruggiero
Amministratore

Anton Machiel Zondervan [2]
Amministratore e membro del Comitato Audit

Con delibera del 29 aprile 2004 l'Assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006, con i poteri di legge e statutariamente previsti.
È stata inoltre deliberata la riduzione del numero degli Amministratori da 14 a 11.
Con delibera del 10 maggio 2004 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Vincenzo Visone, Stefano Saccardi e Paolo Marchesini i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

COLLEGIO SINDACALE [4]

Umberto Tracanella
Presidente

Antonio Ortolani
Sindaco Effettivo

Alberto Lazzarini
Sindaco Effettivo

Alberto Garofalo
Sindaco Supplente

Giuseppe Pajardi
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE [5]

Reconta Ernst & Young S.p.A.

(1) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.
(2) Membro del Comitato Audit nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(3) Membro del Comitato Remunerazione e Nomine nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(4) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.
(5) Incarico per la revisione dei bilanci degli esercizi 2004, 2005 e 2006 conferito dall'Assemblea del 29 aprile 2004.


CAMPARI

INTRODUZIONE

Il 2004 è stato un anno positivo per il Gruppo Campari che, nonostante l'impatto sfavorevole dei cambi, ha incrementato ancora una volta sia le vendite che il risultato operativo, grazie alla crescita organica del *business* esistente e al contributo della crescita per linee esterne.

I risultati conseguiti, sintetizzati nella tabella sotto riportata, assumono inoltre una rilevanza particolare se si considerano alcuni fattori congiunturali sfavorevoli che hanno caratterizzato l'anno:

- la contenuta crescita del prodotto interno lordo e dei consumi privati nei paesi dell'area Euro, con una situazione di particolare criticità in Germania;
- le condizioni climatiche particolarmente sfavorevoli, che hanno condizionato pesantemente le vendite nel mercato italiano dei *soft drink* e dei *ready-to-drink;*
- l'introduzione di pesanti imposte specifiche sui *ready-to-drink,* che, in alcuni paesi europei, hanno avuto un effetto letale su questa categoria;
- l'incremento dell'accisa sull'alcool in Italia;
- l'ulteriore deprezzamento del Dollaro USA e, in misura più contenuta, del Real brasiliano.

€ milioni	2004	2003	variazione %
Vendite al netto di sconti e accise	779,2	714,1	9,1%
Margine commerciale	219,1	193,1	13,5%
EBITDA	183,6	169,2	8,5%
EBITA	164,9	150,7	9,5%
EBIT = Risultato operativo	129,8	122,2	6,2%
Utile prima delle imposte e degli interessi di minoranza	123,2	138,1	-10,8%
Utile netto di pertinenza del Gruppo	69,3	79,8	-13,2%

Un commento dettagliato in merito all'andamento delle vendite e della redditività del Gruppo viene riportato nei paragrafi successivi della presente relazione.

In sintesi è opportuno evidenziare che le vendite nette sono incrementate complessivamente del 9,1% e tutti gli indicatori di redditività operativa hanno evidenziato una crescita compresa tra il 13,5%, del margine commerciale e il 6,2%, del risultato operativo.

L'utile ante imposte e l'utile netto evidenziano invece una contrazione rispetto allo scorso anno imputabile esclusivamente alla consistente diminuzione dei proventi straordinari che, nel 2003, includevano una plusvalenza relativa alla cessione di immobili quantificabile in circa € 34 milioni *ante* imposte e in circa € 22 milioni al netto del relativo effetto fiscale.

Ove l'utile netto di pertinenza del Gruppo venisse rettificato delle componenti straordinarie di reddito e del relativo effetto fiscale, il risultato del 2004 rispetto a quello del 2003 evidenzierebbe, anziché una flessione del 13,2%, una crescita del 5,1%.

Per quanto riguarda lo sviluppo per linee esterne, si ricorda che il 2004 recepisce interamente il primo pieno consolidamento di Barbero 1891 S.p.A., società acquisita nel mese di dicembre del 2003.

La *performance* dei *brand* Barbero, e di Aperol in particolare, nel corso dell'anno è stata molto positiva e superiore alle previsioni di crescita di inizio anno; anche da un punto di vista organizzativo, l'integrazione della nuova società nella struttura del Gruppo è stata positiva.

EVENTI SIGNIFICATIVI

Acquisto del marchio Riccadonna

Nel gennaio 2004 è avvenuto il *closing* relativo all'acquisto del marchio Riccadonna da Sabevis S.r.l. per un controvalore di € 11,3 milioni.

Successivamente, in febbraio 2004, la proprietà del marchio Riccadonna è stata trasferita, nell'ambito del Gruppo, a Barbero 1891 S.p.A.; contestualmente, l'intera produzione degli spumanti e dei *vermouth* Riccadonna è stata attivata nell'unità produttiva di Barbero 1891 S.p.A., che ne ha assunto anche la distribuzione sul mercato italiano.

Acquisto di Koutsikos S.A.

Nel gennaio 2004, N. Kaloyannis Bros S.A. ha acquistato il 100% del capitale di Koutsikos S.A., società greca con sede a Piraeus e stabilimento a Volos.

Il valore complessivo dell'operazione è di € 2,8 milioni e include una parte di marchi che erano stati già acquisiti nel dicembre 2003.

Koutsikos S.A. possiede uno stabilimento che sarà utilizzato dal Gruppo per la produzione di Ouzo 12, attualmente imbottigliato presso terzi.

Si stima che, complessivamente, nel biennio 2004-2005, gli investimenti necessari per l'acquisto di impianti e macchinari, nonché per l'adeguamento dei fabbricati alle nuove necessità, ammonteranno a circa € 3,5 milioni.

Proseguimento dello start-up operativo delle produzioni nello stabilimento di Novi Ligure.

All'inizio del 2004 sono entrate pienamente in funzione le linee per la produzione di Cynar, Biancosarti e Jägermeister, trasferite nell'impianto di Novi Ligure nella seconda parte del 2003, dopo l'interruzione delle attività nello stabilimento di Termoli.

Lo *start-up* operativo della nuova importante unità produttiva di Novi Ligure era avvenuto alla fine del 2003, con l'avvio delle produzioni degli spumanti e dei *vermouth* Cinzano precedentemente affidate a terzi: da gennaio 2004 è quindi iniziata la vendita dei prodotti Cinzano fabbricati a Novi Ligure.

Il piano di riorganizzazione industriale sarà completato nel corso del 2005, con il trasferimento delle produzioni di Campari e CampariSoda dallo stabilimento di Sesto San Giovanni a quello di Novi Ligure.

Operazione di leasing finanziario sull'immobile industriale di Novi Ligure

Nel febbraio 2004 Campari-Crodo S.p.A. ha concluso un'operazione di *sale and lease-back* con Sanpaolo Leasint S.p.A. avente per oggetto l'immobile industriale sito in Novi Ligure, comprendente il solo fabbricato industriale con gli impianti a esso direttamente afferenti.

Il corrispettivo della cessione è stato di € 27,5 milioni.

Il contratto di *leasing*, stipulato per un costo complessivo di importo pari a tale corrispettivo, ha decorrenza dalla data di cessione (16 febbraio 2004) e una durata di 8 anni con opzione finale di riscatto del bene per un valore pari al 10% di tale costo.

Il canone mensile fisso è indicizzato al variare del parametro Euribor, comportando un tasso di interesse del *leasing* pari all'Euribor a 3 mesi maggiorato di 59,5 *basis point.*

Vendita di Sovinac S.A.

Nel marzo 2004, Sovinac S.A., detenuta al 100% tramite Lacedaemon Holding B.V. e divenuta una *cash company* non operativa dopo la cessione a terzi dell'immobile di Bruxelles di cui era proprietaria, è stata ceduta a terzi per € 1,0 milioni, pari appunto alla consistenza di cassa.

La cessione non ha comportato alcun effetto sul bilancio consolidato.

Proseguimento del programma di razionalizzazione della struttura del Gruppo

Sono proseguite le azioni aventi come obiettivo l'ulteriore razionalizzazione della struttura del Gruppo.

In particolare:

- il 1 ottobre 2004, la Capogruppo Davide Campari-Milano S.p.A. ha realizzato la fusione per incorporazione della controllata Campari-Crodo S.p.A., i cui effetti contabili e fiscali decorrono dal 1 gennaio 2004; la fusione ha determinato l'annullamento di tutte le azioni della società incorporata, interamente detenute dalla incorporante, la quale non ha quindi proceduto né ad aumentare il suo capitale, né a effettuare conguagli; detta fusione ha generato un disavanzo, iscritto nel bilancio civilistico della Capogruppo Davide Campari-Milano S.p.A. ed eliminato in sede di consolidamento, pari a € 98, 2 milioni.
- Il 1 novembre 2004 è avvenuta la fusione per incorporazione di S.A.M.O. S.p.A. in Campari Italia S.p.A., entrambe precedentemente controllate al 100% da Campari-Crodo S.p.A., incorporata come già detto in Davide Campari-Milano S.p.A.; la fusione ha determinato l'annullamento di tutte le azioni costituenti il capitale sociale della società incorporata, senza determinare aumenti di capitale dell'incorporante, né conguagli di sorta; gli effetti contabili e fiscali della fusione hanno avuto decorrenza dal 1 gennaio 2004.
- Il 31 marzo 2004 la Capogruppo Davide Campari-Milano S.p.A. ha ceduto le partecipazioni detenute in Campari Schweiz A.G. e in Campari Finance Teoranta a DI.CI.E. Holding B.V.; il valore di queste operazioni, supportato da pareri esterni, è stato rispettivamente di € 59,9 milioni e di € 58,7 milioni.

Le operazioni di fusione e cessione sopra descritte non hanno generato alcun effetto sul bilancio consolidato.

Contratto di programma con il Ministero delle attività produttive

Il ministero delle attività produttive con delibera CIPE n. 29 del 29 settembre 2004 ha approvato un contratto di programma proposto da diverse aziende, tra cui Sella & Mosca S.p.A., che hanno presentato un piano di investimenti al fine di beneficiare della possibilità di finanziare opere realizzate e da realizzare, sia nel reparto agricolo che industriale, a valere negli anni dal 2000 fino al 2007.

L'importo complessivo dell'investimento finanziabile è di € 13,5 milioni.

Il finanziamento per Sella & Mosca S.p.A., rappresentato da contributi in conto capitale a fondo perduto, sarà di un ammontare massimo di € 6,1 milioni, erogati in più rate annuali a partire dal 2005.

Acquisto di un'ulteriore quota del 30% in Longhi & Associati S.r.l.

Il 14 dicembre 2004, Lacedaemon Holding B.V. ha acquistato da Clip S.A. il 30% di Longhi & Associati S.r.l., elevando così la sua partecipazione al 70% del capitale.

Il corrispettivo della cessione è stato di € 93.000.

La società, che nel 2004 ha generato un valore della produzione di € 1,3 milioni e un utile netto di € 0,3 milioni, è quindi entrata nel perimetro di consolidamento.

Longhi & Associati S.r.l. ha come oggetto la pianificazione e l'acquisto di spazi pubblicitari, sia per conto di società del Gruppo Campari che per clienti terzi.

Lancio di SKYY Melon, SKYY Orange negli Stati Uniti

Nel corso del 2004 il Gruppo, tramite Skyy Spirits, LLC, ha introdotto sul mercato due ulteriori *line extension* di SKYY Vodka (oltre alle già esistenti SKYY Berry, SKYY Citrus, SKYY Spiced e SKYY Vanilla): i nuovi *brand* sono SKYY Melon, lanciato nel mese di gennaio, e SKYY Orange, lanciato nel mese di luglio, che rafforzano il posizionamento della società nel segmento delle *flavoured* vodka.

Lancio di Campari Mixx Lime e Campari Mixx Peach

A febbraio 2004, al fine di arricchire la propria gamma nei *ready-to-drink*, il Gruppo ha lanciato in Italia Campari Mixx Lime e Campari Mixx Peach, due nuove versioni di Campari Mixx rispettivamente al gusto di *lime* e pesca, che si vanno ad aggiungere alle due versioni già presenti sul mercato, Campari Mixx e Campari Mixx Orange.

SITUAZIONE ECONOMICO - FINANZIARIA DEL GRUPPO

Premessa

I valori riportati nella presente relazione sono espressi, per comodità di lettura, in milioni di Euro.

Le variazioni percentuali e le incidenze percentuali sono state calcolate su valori originari in migliaia di Euro; pertanto alcune delle percentuali riportate in relazione, soprattutto per valori assoluti più modesti, possono differire lievemente da quelle che si otterrebbero ove dette percentuali fossero calcolate direttamente sui valori in milioni di Euro.

Inoltre, i valori relativi alle vendite riportati nel presente paragrafo, siano essi definiti come vendite nette o anche semplicemente come vendite, sono sempre espressi al netto di accise e sconti.

Andamento delle vendite

Evoluzione generale delle vendite

Nel 2004 le vendite nette consolidate del Gruppo Campari sono state pari a € 779,2 milioni e hanno evidenziato una crescita del 9,1% rispetto al 2003, in cui erano state pari a € 714,1 milioni.

Come esposto nella tabella sottostante, la crescita complessiva è stata generata sia dal positivo andamento della parte organica del *business* che dal significativo apporto della crescita esterna; la variazione dei tassi di cambio ha avuto invece un impatto negativo.

Analisi della variazione delle vendite nette	€ milioni	in % su 2003
– vendite nette 2004	779,2	
– vendite nette 2003	714,1	
Variazione totale	**65,1**	**9,1%**
Di cui:		
crescita organica al lordo dell'effetto delle variazioni di cambio	26,9	3,8%
crescita esterna	58,4	8,2%
effetto delle variazioni di cambio	–20,2	–2,8%
Variazione totale	**65,1**	**9,1%**

La crescita organica, ovvero la variazione delle vendite valutata ai cambi medi costanti del 2003, nel 2004 è stata del 3,8%; tale crescita è stata determinata dal *trend* positivo dei principali *brand* (Campari, SKYY Vodka, CampariSoda, Cinzano e Crodino) e, in generale, da una *performance* di vendita particolarmente positiva conseguita nell'ultimo trimestre dell'anno.

Infatti, nel quarto trimestre 2004, rispetto al corrispondente periodo 2003, le vendite sono incrementate del 12,5% e la sola crescita organica, nel periodo in oggetto, è stata del 8,5%.

La crescita esterna è stata del 8,2% ed è quasi interamente imputabile alle vendite dei *brand* di Barbero 1891 S.p.A. (principalmente Aperol, ma anche Aperol Soda, i liquori Barbieri e i vini Mondoro ed Enrico Serafino).

Alla luce del fatto che l'acquisizione in oggetto è stata perfezionata all'inizio di dicembre 2003, ai fini della determinazione della crescita esterna del 2004, sono state considerate esclusivamente le vendite di Barbero 1891 S.p.A. relative ai primi undici mesi del 2004, complessivamente pari a € 57,6 milioni; l'incremento realizzato dai *brand* di Barbero 1891 S.p.A. nel mese di dicembre 2004, rispetto al dicembre dello scorso anno, è stato considerato al contrario come naturale crescita organica.

Per completezza di informazione si segnala che le vendite dei *brand* di Barbero 1891 S.p.A. nei dodici mesi del 2004 sono state pari a € 62,8 milioni.

La restante parte di crescita esterna, pari a € 0,8 milioni, è relativa alle vendite degli *wine* di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile du Domaine de la Margue, che nel 2004 sono state consolidate per la prima volta con il metodo integrale.

Rispetto ai valori medi del 2003, l'evoluzione dei tassi di cambio ha avuto un impatto negativo sulle vendite del 2,8%, quantificabile in € 20,2 milioni, di cui € 16,3 milioni attribuibili alla svalutazione del Dollaro USA.

Nei due periodi posti a confronto il Dollaro USA ha subito un deprezzamento nei confronti dell'Euro del 9,0%, mentre la svalutazione del Real brasiliano è risultata contenuta al 4,5%.

La tabella seguente riporta l'evoluzione dei tassi di cambio relativa alle valute più significative per il Gruppo Campari.

Cambi medi	2004	2003	Variazione %
US$ x 1 €	1,243	1,131	
€ x 1 US$	0,8043	0,8843	-9,0%
BRC x 1 €	3,634	3,471	
€ x 1 BRC	0,2752	0,2881	-4,5%
CHF x 1 €	1,544	1,521	
€ x 1 CHF	0,6477	0,6576	-1,5%
JPY x 1 €	134,387	130,943	
€ x 1000 JPY	7,441	7,637	-2,6%

Vendite per area geografica

Le due tabelle seguenti mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite per area geografica e, la seconda, l'analisi delle tre componenti di crescita esterna, variazione organica ed effetto cambio, per ciascuna area.

L'analisi del peso percentuale delle quattro aree geografiche sul totale delle vendite realizzate nel 2004 presenta differenze abbastanza significative rispetto alla situazione in essere alla fine dello scorso anno, ovvero: è cresciuto il peso relativo dell'Italia, che ha beneficiato dell'acquisizione di Barbero 1891 S.p.A., mentre è diminuito il peso dell'area Americhe, che è stata pesantemente penalizzata dai cambi sfavorevoli.

Vendite nette per area geografica	2004		2003		Variazione %
	€ milioni	%	€ milioni	%	2004 / 2003
Italia	390,6	50,1%	339,8	47,6%	14,9%
Europa	150,0	19,2%	138,9	19,4%	8,0%
Americhe	216,3	27,8%	218,4	30,6%	-1,0%
Resto del mondo	22,3	2,9%	17,0	2,4%	31,2%
Totale	**779,2**	**100,0%**	**714,1**	**100,0%**	**9,1%**

Analisi della variazione % delle vendite nette per area geografica	Totale variazione % 2004 / 2003	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Italia	14,9%	12,5%	2,4%	0,0%
Europa	8,0%	9,4%	-1,0%	-0,4%
Americhe	-1,0%	0,6%	6,9%	-8,4%
Resto del mondo	31,2%	8,4%	29,8%	-7,0%
Totale	**9,1%**	**8,2%**	**3,8%**	**-2,8%**

L'**Italia,** che ha realizzato vendite pari a € 390,6 milioni, si conferma il principale mercato per il Gruppo (50,1% del totale).

La crescita complessiva, pari al 14,9%, è principalmente attribuibile all'apporto dei nuovi *brand* acquisiti (Aperol e gli altri *brand* di Barbero 1891 S.p.A.), che hanno determinato un effetto perimetro pari al 12,5%.

La crescita organica delle vendite sul mercato italiano è stata del 2,4%.

Nel complesso, questo risultato può essere considerato soddisfacente, sia per il positivo andamento di tutti i principali marchi del portafoglio *spirit* e *wine* (caratterizzati da una maggiore redditività rispetto ai *soft drink*), sia per il fatto che nel 2004 alcuni fattori congiunturali sfavorevoli hanno condizionato la gestione, quali in particolare:

- l'andamento pesantemente negativo del mercato dei *soft drink* e dei *ready-to-drink*, determinato dalle pessime condizioni climatiche dei mesi estivi,
- l'aumento del prezzo al pubblico degli alcolici, conseguente all'incremento dell'accisa,
- più in generale, la stagnazione dei consumi delle famiglie.

In **Europa** le vendite nette del 2004 sono state pari a € 150,0 milioni e la crescita rispetto allo scorso anno è stata del 8,0%.

In quest'area l'apporto derivante dalla crescita esterna è stato molto significativo (+9,4%) e ha consentito di bilanciare sia la contrazione delle vendite del *business* organico (–1,0%) che il lieve impatto negativo dei cambi (–0,4%).

La crescita esterna, generata dai *brand* di Barbero 1891 S.p.A., è stata determinata prevalentemente dalle vendite di Aperol sul mercato tedesco e di Mondoro sul mercato russo.

Il *trend* non positivo registrato a livello del *business* organico è riconducibile invece al mercato tedesco, il più importante dell'area.

In Germania tre sono stati i fattori che hanno avuto un impatto negativo sulle vendite: in primo luogo si è avuta l'interruzione della distribuzione di Campari Mixx (imposta dai pesantissimi inasprimenti fiscali intervenuti, volti a colpire la categoria dei *ready-to-drink*).

In secondo luogo, il perdurare di un contesto macroeconomico caratterizzato da una notevole incertezza, la conseguente contrazione dei consumi privati e la crescita del canale *hard discount*, hanno negativamente condizionato il risultato conseguito.

Infine il *brand* Campari, che nel 2003 aveva dato i primi segni di inversione di tendenza, penalizzato anche dalle condizioni climatiche particolarmente sfavorevoli, è tornato a subire un rallentamento dei consumi.

Tutti gli altri più importanti mercati europei, quali Spagna, Francia, Belgio, Russia e Grecia continuano percontro a mostrare una confortante crescita organica delle vendite.

L'impatto negativo dei cambi sulle vendite dell'area Europa è stato marginale, pari a 0,4%, e determinato principalmente dalla svalutazione del Franco svizzero, in flessione del 1,5%.

Le vendite nette dell'area **Americhe**, seconda area del Gruppo per dimensione (27,8% del totale), sono state pari a € 216,3 milioni e, a cambi correnti, hanno registrato una contrazione del 1,0%, generata interamente da effetti cambi (–8,4%).

A cambi costanti, il 2004 è stato un anno positivo e la crescita organica è stata del 6,9%.

Nelle due tabelle seguenti viene fornito un ulteriore dettaglio dell'area Americhe, volto ad analizzare separatamente l'andamento delle vendite degli Stati Uniti, del Brasile e degli altri paesi dell'area.

Dettaglio vendite nette	2004		2003		Variazione %
dell'area Americhe	*€ milioni*	%	*€ milioni*	%	2004 / 2003
USA	158,2	73,1%	163,2	74,7%	–3,1%
Brasile	47,8	22,1%	47,8	21,9%	0,0%
Altri paesi	10,3	4,8%	7,4	3,4%	40,1%
Totale	**216,3**	**100,0%**	**218,4**	**100,0%**	**–1,0%**

Analisi della variazione % delle Vendite nette dell'area Americhe	Totale variazione % 2004 / 2003	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
USA	-3,1%	0,0%	6,5%	-9,6%
Brasile	0,0%	0,0%	4,7%	-4,7%
Altri paesi	40,1%	16,9%	29,1%	-6,0%
Totale	**-1,0%**	**0,6%**	**6,9%**	**-8,4%**

Le vendite negli **Stati Uniti** sono cresciute in valuta locale del 6,5% rispetto allo scorso anno, grazie alla buona *peformance* di SKYY Vodka e alla accelerazione della crescita di *tequila* 1800; la svalutazione del Dollaro USA, che ha avuto un impatto negativo del 9,6%, ha determinato tuttavia una contrazione netta delle vendite del 3,1% a livello consolidato.

Anche sul **mercato brasiliano**, il Gruppo ha realizzato una *performance* positiva con un incremento delle vendite, in valuta locale, pari al 4,7%, che è stato guidato dalla crescita dei due *brand* più importanti (Campari e Dreher).

La svalutazione del Real brasiliano ha avuto sulle vendite dell'area un impatto negativo esattamente della stessa entità della crescita organica e, conseguentemente, le vendite 2004, espresse in Euro, chiudono a un livello immutato rispetto allo scorso anno.

Gli **altri paesi dell'area Americhe**, che hanno comunque un'incidenza marginale, hanno incrementato le vendite in misura tale da recuperare ampiamente l'impatto negativo della svalutazione.

Il Canada che, sia per dimensione assoluta che per tasso di crescita, costituisce il mercato più importante dell'area, nel 2004 ha conseguito un incremento delle vendite a doppia cifra.

Le vendite nette 2004 dell'area complementare **Resto del Mondo** sono state pari a € 22,3 milioni, con un incremento complessivo del 31,2% rispetto allo scorso anno; è tuttavia necessario sottolineare che l'area raggiunge un'incidenza sul totale delle vendite del Gruppo inferiore al 3,0%.

Il robusto sviluppo organico delle vendite (29,8%) è riconducibile principalmente al Giappone, che nel 2004 torna a crescere, dopo un 2003 condizionato dalla politica di progressiva riduzione degli *stock* attuata dal distributore locale.

L'andamento delle vendite è stato particolarmente positivo anche in Australia e in Nuova Zelanda.

I cambi hanno avuto un impatto negativo del 7,0% ma l'area ha beneficiato di una crescita esterna, pari al 8,4%, determinata in parte dai *brand* di Barbero 1891 S.p.A. e in parte dal primo consolidamento delle vendite di *wine* sul mercato cinese da parte di Qingdao Sella & Mosca Winery Co. Ltd.

Vendite per area di business

L'andamento delle vendite del Gruppo nel 2004, con riferimento alle tre aree di *business*, può essere così sintetizzato:

- più che soddisfacente per gli *spirit*, che evidenziano un incremento complessivo delle vendite del 8,7%; escludendo l'effetto negativo dei cambi e quello positivo dell'acquisizione di Barbero 1891 S.p.A., la crescita organica, pesantemente penalizzata dalla sopracitata interruzione della distribuzione di Campari Mixx in Germania e Austria, è stata del 3,7%; ove non si considerasse questo evento contingente, la crescita organica degli *spirit* sarebbe stata del 5,0%.
- molto positivo per gli *wine*, le cui vendite complessivamente sono cresciute del 27,5% ma che, soprattutto, hanno realizzato una robusta crescita organica a due cifre (18,2%), grazie alla buona *performance* di tutti i marchi.
- infine, negativo per i *soft drink* (-4,0%), le cui vendite hanno sofferto il confronto tra due stagioni estive caratterizzate da condizioni climatiche opposte, ovvero: lunga e molto calda l'estate del 2003, breve e con temperature inferiori alle medie stagionali quella del 2004.

Nelle due tabelle seguenti vengono riportate rispettivamente la ripartizione e l'evoluzione delle vendite per segmento e, per ciascuno di essi, la scomposizione della crescita totale nelle componenti di crescita esterna, variazione organica ed effetto cambio.

Vendite nette per segmento	2004		2003		Variazione %
	€ milioni	%	€ milioni	%	2004 / 2003
Spirit	508,4	65,2%	467,6	65,5%	8,7%
Wine	126,3	16,2%	99,0	13,9%	27,5%
Soft drink	134,6	17,3%	140,3	19,6%	–4,0%
Altre vendite	9,9	1,3%	7,2	1,0%	37,2%
Totale	**779,2**	**100,0%**	**714,1**	**100,0%**	**9,1%**

Analisi della variazione % delle vendite nette per segmento	Totale variazione % 2004 / 2003	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Spirit	8,7%	9,0%	3,7%	–4,0%
Wine	27,5%	10,7%	18,2%	-1,3%
Soft drink	–4,0%	0,0%	–4,0%	0,0%
Altre vendite	37,2%	78,0%	–40,3%	–0,6%
Totale	**9,1%**	**8,2%**	**3,8%**	**–2,8%**

Spirit

Le vendite degli *spirit* nel 2004 sono state € 508,4 milioni, pari a circa i due terzi delle vendite totali del Gruppo.

La crescita complessiva rispetto allo scorso anno è stata del 8,7% e risulta determinata da una importante crescita esterna, pari al 9,0%, da un effetto cambi negativo, pari al 4,0%, e infine dalla crescita organica, che, come sopra indicato, è stata pari al 3,7%.

Il 2004 è stato il primo anno di pieno consolidamento di Barbero 1891 S.p.A., società acquisita nel dicembre 2003.

Le vendite degli ***spirit* di Barbero 1891 S.p.A.** sono state decisamente positive nel 2004 e, nei primi undici mesi dell'anno, il loro apporto alla crescita esterna è stato pari a € 42,1 milioni.

Particolarmente brillante è stata la performance di **Aperol**, *brand* principale di Barbero 1891 S.p.A., che nel 2004 ha realizzato una crescita dei volumi superiore al 20%.

Per quanto concerne l'andamento dei principali marchi del Gruppo, le vendite nette di **Campari** sono cresciute del 3,0% a cambi costanti e del 1,4% dopo l'impatto negativo della svalutazione.

Sul mercato italiano la marca gode di buona salute e i dati Nielsen rilevano un *trend* di crescita dei consumi ininterrotto negli ultimi cinque anni.

Per quanto concerne le vendite di Campari in Italia, il *brand* ha chiuso l'anno con una leggera variazione positiva, largamente inferiore ai citati dati di crescita dei consumi.

Tale risultato può essere considerato tuttavia più che soddisfacente se si considera che l'aumento dell'accisa sull'alcool, annunciato nel mese di dicembre del 2003 ed entrato in vigore dal 1 gennaio 2004, ha comportato nel 2003 un significativo anticipo degli ordini da parte del *trade*.

Le vendite 2004, ove raffrontate a quelle 2003, appaiono pertanto doppiamente penalizzate, in quanto da un lato l'anno 2003 beneficia dell'anticipo degli ordini intervenuto, d'altro lato il 2004 sconta la normalizzazione del livello delle scorte che il *trade* ha conseguentemente effettuato.

Anche in Brasile, le vendite di Campari continuano a evidenziare un *trend* positivo, sia in valuta locale (+6,1%) che in Euro, ovvero dopo avere scontato l'impatto negativo del 4,7% della svalutazione del Real brasiliano.

Dei tre mercati principali per la marca Campari, solo la Germania ha chiuso il 2004 con una contrazione delle vendite rispetto allo scorso anno.

Sicuramente i fattori congiunturali e climatici precedentemente evidenziati nell'ambito dell'analisi relativa al mercato tedesco hanno avuto un peso importante sull'andamento del *brand* Campari in questo mercato, tuttavia è innegabile che il processo di riposizionamento della marca richiede tempi e mezzi, di cui peraltro il Gruppo dispone.

Tra gli altri mercati rilevanti per la marca Campari, il 2004 è stato positivo per Spagna, Francia, Grecia e Giappone, mentre sono state in flessione le vendite sul mercato svizzero.

Il *trend* delle vendite di **SKYY Vodka** continua a essere positivo, sia sul fondamentale mercato statunitense che nei mercati di esportazione.

Nel 2004 le vendite sono cresciute del 8,3% a cambi costanti, ma mostrano una contrazione del 1,0%, se rilevate al netto dell'effetto negativo del cambio.

La gamma di *flavoured vodka* a marchio SKYY, che rappresenta circa il 13% del totale vendite del *brand* SKYY, ha evidenziato per contro una flessione del 4,6% a cambi costanti (–13,1% dopo l'effetto cambi).

La gamma *flavoured*, costituita inizialmente dal solo SKYY Citrus, nel 2003 è stata ampliata tramite il lancio delle *line extension* SKYY Berry, SKYY Spiced e SKYY Vanilla: le vendite dello scorso anno hanno pertanto beneficiato dell'intenso *sell-in* che caratterizza la prima fase del ciclo di vita dei nuovi prodotti.

È opportuno al contrario sottolineare che il reale andamento dei consumi dei prodotti in oggetto nel corso del 2004 ha evidenziato stabilmente una crescita a due cifre.

Il totale complessivo del **marchio SKYY (Vodka più *flavoured*)** mostra, prima dell'effetto cambio, una crescita delle vendite nette del 6,3% che, a cambi correnti, corrisponde ad una contrazione del 2,9%.

Le vendite di SKYY Vodka nei mercati di esportazione rappresentano oggi circa il 12% del totale e continuano a evidenziare un positivo *trend* di sviluppo, grazie all'attività di ampliamento distributivo a nuovi paesi ma soprattutto a una maggiore penetrazione in mercati, come il Canada e l'Italia, dove il *brand* era già presente.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, hanno realizzato una crescita del 5,1% rispetto allo scorso anno.

Il 2004 è stato sicuramente un anno positivo anche per questo *brand*, che, operando in un mercato maturo quale è quello degli aperitivi monodose, continua a mostrare una grande solidità di marca e una buona elasticità alle promozioni al consumatore.

Le vendite di **Campari Mixx** del 2004 mostrano una flessione del 44,9% rispetto allo scorso anno.

Questo risultato pesantemente negativo è riconducibile a due fattori, che vanno analizzati separatamente.

La causa principale è sicuramente la già ampiamente commentata interruzione della distribuzione del *brand* in Germania, dove i pesantissimi inasprimenti fiscali, che hanno colpito la categoria, hanno portato il Gruppo all'interruzione del piano di sviluppo (un'analoga motivazione aveva peraltro precedentemente determinato l'interruzione del progetto sul mercato svizzero, seppure con effetti negativi molto più contenuti).

Il secondo fattore che ha compromesso il risultato di vendite dell'esercizio è stato l'andamento dell'intero mercato dei *ready-to-drink* in Italia, dove, anche a causa di un clima particolarmente sfavorevole nei mesi estivi, si è assistito ad una forte e inaspettata contrazione dei consumi dell'intera categoria rispetto all'anno precedente.

In questo contesto Campari Mixx, che nel corso dell'anno ha peraltro incrementato la sua quota di mercato, ha avuto una flessione a due cifre delle vendite nette.

Per quanto concerne i ***brand* brasiliani**, il *trend* delle vendite 2004 è stato globalmente positivo, con una crescita del 5,1% in valuta locale, che si riduce a 0,4% dopo gli effetti derivanti dalla svalutazione del Real brasiliano.

Nell'ambito di questi prodotti, l'andamento delle vendite è stato decisamente migliore per l'*aguardiente* **Dreher** che non per gli ***admix whisky*** (Old Eight, Drury's e Gold Cup).

Nel mercato degli *admix whisky*, che nel 2004 ha mostrato segni di leggera contrazione, i tre *brand* del Gruppo hanno comunque migliorato la loro *market share*.

Le vendite di **Ouzo 12** sono incrementate del 8,3% grazie al buon andamento del principale mercato, quello tedesco, nonostante la contrazione rilevata sul mercato greco.

Le vendite di **Cynar** sono cresciute del 8,2% a cambi costanti e del 7,4% a cambi correnti; il risultato complessivo beneficia dell'avvio delle vendite di questo prodotto sul mercato brasiliano e del cambio di distributore in Svizzera.

In Brasile, in particolare, venuti meno i diritti di licenza di terzi relativi al marchio Cynar, a partire da luglio 2004 Campari do Brasil Ltda. ha iniziato a produrre e distribuire questo *brand*, che localmente gode di una posizione di *leadership* nella sua categoria.

Sul mercato svizzero invece nel corso del 2004 il Gruppo ha assunto la distribuzione diretta di Cynar, tramite Campari Schweiz A.G.

L'andamento delle vendite sul mercato italiano è stato invece non positivo.

Le vendite del mirto e degli altri liquori tipici **Zedda Piras,** concentrate sul mercato italiano, hanno registrato una sostanziale stabilità, imputabile alla contrazione dei volumi venduti in Sardegna e all'andamento positivo delle vendite nel resto dell'Italia.

In Sardegna, che resta il mercato principale per i prodotti Zedda Piras, la contrazione dei volumi è imputabile alla sensibile riduzione delle presenze sull'isola nella stagione estiva.

Tra i principali ***brand* di terzi**, le vendite del 2004 hanno evidenziato:

- la forte crescita di *tequila* 1800 negli Stati Uniti, pari al 21,3% a cambi costanti (10,4% a cambi correnti);
- la stabilità di Jägermeister, che in Italia continua tuttavia a migliorare la sua quota di mercato in un contesto, quello degli amari, più che maturo;
- l'andamento complessivamente negativo degli *Scotch whisky* distribuiti, pari al 6,8% e determinato da una leggera contrazione delle vendite del 1,4% a livello organico, dall'impatto sfavorevole dei cambi del 7,5% e dall'apporto di crescita esterna derivante dagli *whisky* distribuiti da Barbero 1891 S.p.A., pari al 2,0%.

Wine

Nel corso del 2004 l'andamento degli *wine* è stato decisamente positivo, con vendite nette per € 126,3 milioni, in crescita del 27,5% rispetto al corrispondente periodo dello scorso anno.

La variazione complessiva è stata determinata da una robusta crescita organica che, al lordo dell'effetto negativo dei cambi, è stata del 18,2%, da un importante contributo di crescita esterna, quantificabile nel 10,7%, principalmente determinata dal primo consolidamento di Barbero 1891 S.p.A. e, infine, da un impatto negativo dei cambi, contenuto al 1,3%.

Gli *wine* entrati nel portafoglio prodotti del Gruppo in seguito all'acquisizione di Barbero 1891 S.p.A. (principalmente lo spumante Asti Mondoro e i vini Enrico Serafino) hanno realizzato vendite nei primi undici mesi dell'anno per circa € 10 milioni.

Dal confronto con i dati 2003 forniti dalla società acquisita, gli *wine* di Barbero 1891 S.p.A. evidenziano una lieve flessione, imputabile essenzialmente alla contrazione dei volumi di vendita dello spumante Mondoro sui mercati internazionali, nei quali è stata intrapresa una politica commerciale più orientata allo sviluppo della profittabilità che alla crescita dei volumi.

Una parte marginale della crescita esterna è relativa alle vendite degli *wine* di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile du Domaine de la Margue, che sono state consolidate per la prima volta con il metodo integrale.

Relativamente alla parte organica del *business*, nel periodo in oggetto tutti i principali *brand* hanno incrementato le proprie vendite.

Gli **spumanti Cinzano** hanno realizzato una crescita delle vendite nette del 8,9% a valuta costante (+8,0% a cambi correnti), con una positiva evoluzione in tutti i principali mercati.

In particolare, continua a essere più che soddisfacente lo sviluppo del *brand* in Italia, dove Cinzano ha migliorato ulteriormente la propria quota in un mercato caratterizzato da una stagione invernale particolarmente positiva per gli spumanti italiani.

La marca ha registrato una crescita delle vendite anche in tutti gli altri principali mercati, ovvero in Svezia, Giappone e, seppure modesta, anche in Germania, dove nella seconda parte dell'anno è stato recuperato il ritardo cumulato nel primo semestre.

Le vendite del ***vermouth* Cinzano** hanno registrato una crescita del 13,2% a cambi costanti (10,7% dopo un effetto cambi negativo del 2,5%), che è stata determinata dalla positiva evoluzione delle vendite nei principali mercati europei, da interessanti ampliamenti distributivi nell'Est Europa e dal recupero del Giappone.

Il 2004 è stato un anno estremamente positivo anche per vini **Sella & Mosca**, che hanno registrato un incremento delle vendite del 14,2%, con crescita a due cifre sia sul mercato italiano, che rappresenta più del 80% del totale, sia sui mercati d'esportazione.

Il risultato positivo beneficia, oltre che dello sviluppo dei volumi di vendita, anche di una componente qualitativa, cioè di un *mix* di vendite più favorevole ai vini di fascia di prezzo più elevata.

Le vendite di spumanti e *vermouth* **Riccadonna** sono più che raddoppiate rispetto allo scorso anno e hanno quindi contribuito in modo significativo alla robusta crescita complessiva degli *wine* del Gruppo.

È opportuno ricordare che il marchio Riccadonna, acquisito all'inizio del 2004, veniva, sin dal 1995, distribuito dal Gruppo nei principali mercati internazionali.

Nel 2004, contestualmente all'acquisizione del marchio, la produzione di spumanti e *vermouth* Riccadonna è stata internalizzata e contestualmente ne è stata avviata la commercializzazione sul mercato italiano.

La forte crescita realizzata nell'anno è imputabile pertanto, sia all'ottima *performance* realizzata nei mercati principali (Australia, Nuova Zelanda e Danimarca) che all'effetto del primo consolidamento delle vendite in Italia.

Soft drink

Le vendite di *soft drink*, quasi interamente realizzate sul mercato italiano, sono state pari a € 134,6 milioni e hanno evidenziato una contrazione del 4,0% rispetto allo scorso anno.

Come anticipato, l'andamento di quest'area di *business* nel corso del 2004 è stato pesantemente compromesso dalle avverse condizioni climatiche dei mesi estivi.

Il risultato negativo del 2004 appare inoltre accentuato dal confronto con dati di vendita relativi al 2003 nel quale, al contrario, per tutti i mesi estivi si erano registrate temperature largamente superiori alle medie stagionali.

In particolare la linea **Lemonsoda, Oransoda e Pelmosoda** ha registrato una flessione del 12,8%, mentre Lipton Ice Tea (marchio di terzi distribuito in Italia) una flessione del 12,4%.

È opportuno ricordare che il segmento *soft drink* del Gruppo include anche le vendite di **Crodino** che, essendo un aperitivo analcolico, ha un *trend* meno correlato alle variazioni climatiche.

Crodino, che ha chiuso il 2004 con una crescita delle vendite del 6,3%, continua a evidenziare sul mercato italiano una *performance* particolarmente positiva e una notevole solidità di marca.

Altre vendite

Questo segmento, marginale e complementare agli altri, include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati.

Nel corso del 2004 le "altre vendite" sono state pari a € 9,9 milioni e hanno evidenziato una crescita complessiva del 37,2% rispetto allo scorso anno, interamente generata dall'effetto di perimetro di consolidamento.

In seguito all'acquisizione di Barbero 1891 S.p.A., questo segmento include infatti anche la produzione del *brand* Frangelico per conto del Gruppo Cantrell & Cochrane, proprietario della marca.

Per quanto concerne la parte di queste vendite precedentemente già consolidata, nel corso dell'anno si è percontro verificata una forte contrazione dovuta sia all'interruzione della produzione per terzi realizzata in Brasile che alla riduzione di tale attività in Italia.

Conto economico riclassificato

Premessa sull'impatto dei cambi

La tabella seguente riporta i principali risultati economici del Gruppo ottenuti nel 2004 e le variazioni percentuali intercorse rispetto allo scorso anno.

Per il 2004 sono rappresentati, oltre ai valori reali consuntivi dell'esercizio (colonna a cambi effettivi), anche i valori a cambi costanti, che eliminano gli effetti conseguenti alla rivalutazione dell'Euro.

Il confronto dei risultati 2004 a cambi costanti in rapporto ai risultati 2003 (colonna variazione % *pro forma*), evidenzia come il Gruppo abbia conseguito a cambi costanti un incremento delle vendite del 11,9% e abbia realizzato una crescita a due cifre per tutti gli indicatori di redditività operativa.

in € milioni	2004 a cambi effettivi	Variazione % reale su 2003	2004 a cambi costanti	Variazione % *a cambi costanti* su 2003	effetto cambio %
Vendite al netto di sconti e accise	779,2	9,1%	799,4	11,9%	–2,8%
Margine commerciale	219,1	13,5%	225,9	17,0%	–3,5%
EBITDA	183,6	8,5%	189,6	12,1%	–3,6%
EBITA	164,9	9,5%	170,8	13,3%	–3,9%
EBIT = Risultato operativo	129,8	6,2%	135,6	11,0%	–4,8%
Utile prima delle imposte e degli interessi di minoranza	123,2	–10,8%	128,8	–6,8%	–4,1%
Utile netto di pertinenza del Gruppo	69,3	–13,2%	72,2	–9,5%	–3,7%

Nell'ultima colonna, che sintetizza l'effetto negativo del cambio, si può constatare come gli indicatori di redditività subiscono la penalizzazione dei movimenti dei cambi in modo più che proporzionale rispetto alle vendite; l'impatto sugli indicatori di redditività oscilla infatti da un minimo del –3,5% per il margine commerciale a un massimo del –4,8% per l'EBIT, mentre l'impatto negativo sulle vendite è contenuto ad un –2,8%.

Ciò è dovuto al fatto che il conto economico del Gruppo subisce l'impatto di due differenti tipi di effetto cambio:

- *translation*, relativo alla conversione in Euro di bilanci redatti originariamente in valuta estera, quali quelli di Skyy Spirits, LLC e Campari do Brasil Ltda.; in tal caso, dal momento che tanto i ricavi quanto i costi subiscono in termini percentuali il medesimo effetto, la contrazione rilevata a livello degli indicatori di redditività risulta proporzionale a quella rilevata a livello delle vendite;
- *transaction*, relativo alla conversione in Euro delle vendite in valuta estera realizzate da società del Gruppo che redigono i bilanci in Euro e che, soprattutto, hanno costi denominati in Euro; in questa circostanza la contrazione rilevata a livello degli indicatori di redditività risulta più che proporzionale rispetto a quella rilevata a livello delle vendite, in quanto alla svalutazione delle vendite corrisponde una positiva svalutazione dei costi solo marginale.

La tabella sotto riportata evidenzia l'impatto cambi, scomposto nelle due componenti sopra descritte, per le vendite, l'EBITA e l'EBIT, l'incidenza degli effetti in rapporto al risultato dello scorso anno, nonché l'incidenza dell'effetto *transaction* in rapporto al totale dell'effetto cambio.

Analisi dell' effetto cambio	Vendite nette	EBITA	EBIT
Valori del periodo gennaio-dicembre 2004 (€ milioni)	779,2	164,9	129,8
Valori del periodo gennaio-dicembre 2003 (€ milioni)	714,1	150,7	122,2
Effetto cambio verso il 2003:			
Totale dell'effetto cambio (€ milioni)	–20,2	–5,9	–5,9
di cui effetto *translation* (€ milioni)	–18,2	–4,5	–4,5
di cui effetto *transaction* (€ milioni)	–2,0	–1,4	–1,4
Totale effetto cambio in %	–2,8%	–3,9%	–4,8%
di cui effetto *translation*	–2,5%	–3,0%	–3,7%
di cui effetto *transaction*	–0,3%	–0,9%	–1,1%
Incidenza dell' effetto *transaction* sul totale dell'effetto cambio	10,0%	23,7%	23,8%

Relativamente all'effetto *transaction* è opportuno segnalare che sono state poste in essere operazioni di copertura a termine che, sull'anno, hanno avuto un effetto positivo a livello di vendite e, conseguentemente, anche di EBIT e di EBITA, pari a € 0,7 milioni.

CONTO ECONOMICO RICLASSIFICATO

La tabella seguente espone il conto economico consolidato relativo al 2004 e al 2003, riclassificato secondo la prassi internazionale.

in € milioni	2004		2003		
	valore	%	valore	%	variazione %
Vendite nette	**779,2**	**100,0%**	**714,1**	**100,0%**	**9,1%**
Costo dei materiali	(264,2)	-33,9%	(256,3)	-35,9%	3,1%
Costi di produzione	(52,5)	-6,7%	(44,9)	-6,3%	16,8%
Totale costo del venduto	**(316,6)**	**-40,6%**	**(301,2)**	**-42,2%**	**5,1%**
Margine lordo	**462,6**	**59,4%**	**412,9**	**57,8%**	**12,0%**
Pubblicità e promozioni	(159,5)	-20,5%	(143,7)	-20,1%	11,0%
Costi di vendita e distribuzione	(83,9)	-10,8%	(76,1)	-10,7%	10,3%
Margine commerciale	**219,1**	**28,1%**	**193,1**	**27,0%**	**13,5%**
Spese generali e amministrative	(53,3)	-6,8%	(46,9)	-6,6%	13,7%
Altri ricavi operativi	1,8	0,2%	6,9	1,0%	-73,6%
Ammortamento di avviamento e marchi	(35,1)	-4,5%	(28,4)	-4,0%	23,5%
Risultato operativo = EBIT prima dei costi non ricorrenti	**132,5**	**17,0%**	**124,7**	**17,5%**	**6,3%**
Costi non ricorrenti	(2,8)	-0,4%	(2,5)	-0,3%	11,7%
Risultato operativo = EBIT	**129,8**	**16,7%**	**122,2**	**17,1%**	**6,2%**
Proventi (oneri) finanziari netti	(8,3)	-1,1%	(8,8)	-1,2%	-6,2%
Utili (perdite) su cambi netti	(0,5)	-0,1%	1,6	0,2%	-133,7%
Altri proventi (oneri) non operativi	2,2	0,3%	23,1	3,2%	-90,4%
Utile prima degli interessi di minoranza e delle imposte	**123,2**	**15,8%**	**138,1**	**19,3%**	**-10,8%**
Interessi di minoranza	(17,0)	-2,2%	(17,9)	-2,5%	-5,0%
Utile prima delle imposte	**106,2**	**13,6%**	**120,2**	**16,8%**	**-11,7%**
Imposte	(36,9)	-4,7%	(40,4)	-5,7%	-8,7%
Utile netto	**69,3**	**8,9%**	**79,8**	**11,2%**	**-13,2%**
Ammortamenti materiali	(15,7)	-2,0%	(15,4)	-2,2%	2,0%
Ammortamenti immateriali	(38,0)	-4,9%	(31,6)	-4,4%	20,5%
Totale ammortamenti	**(53,8)**	**-6,9%**	**(47,0)**	**-6,6%**	**14,5%**
EBITDA prima dei costi non ricorrenti	186,3	23,9%	171,7	24,0%	8,5%
EBITDA	**183,6**	**23,6%**	**169,2**	**23,7%**	**8,5%**
EBITA prima dei costi non ricorrenti	167,7	21,5%	153,1	21,4%	9,5%
EBITA	**164,9**	**21,2%**	**150,7**	**21,1%**	**9,5%**

L'andamento delle **vendite nette** è stato ampiamente commentato nel paragrafo precedente; di seguito vengono analizzate le altre voci del conto economico, con particolare riferimento alla loro incidenza percentuale sulle vendite nette.

Il **costo del venduto** globalmente ha migliorato l'incidenza percentuale sulle vendite, passando dal 42,2% dello scorso anno al 40,6% del 2004.

Le due voci che lo compongono, il costo dei materiali e i costi di produzione, hanno evidenziato peraltro un andamento differente: il costo dei materiali ha avuto un andamento positivo e ha ridotto l'incidenza di due punti percentuali sulle vendite nette, mentre i costi di produzione hanno, al contrario, aumentato il loro peso relativo di 0,4 punti.

Queste due tendenze, di segno opposto, sono state determinate principalmente dal cambiamento intervenuto nella produzione dei *vermouth* e degli spumanti Cinzano, le cui lavorazioni, precedentemente affidate a terzi, a partire da fine 2003 sono state progressivamente internalizzate e trasferite nel nuovo stabilimento di Novi Ligure.

Questo cambiamento ha comportato nel 2004 il venire meno delle *bottling fee* corrisposte a terzi, che nel 2003 erano rilevate nel costo dei materiali, e contestualmente ha determinato la crescita dei costi di produzione interni del Gruppo.

Nel 2004 tali costi sono stati complessivamente € 52,5 milioni, di cui ormai più di un quinto relativi al nuovo stabilimento di Novi Ligure.

È opportuno ricordare che la realizzazione di questa nuova unità produttiva si inserisce in un complesso piano di riassetto degli *asset* industriali del Gruppo, che nel 2004 non si può ancora considerare terminato.

Infatti, a luglio 2003 è cessata l'attività industriale dello stabilimento di Termoli (le cui produzioni sono poi state trasferite a Novi Ligure), ma solo nella seconda metà del 2005, quando anche le produzioni dello stabilimento di Sesto San Giovanni saranno trasferite a Novi Ligure, il Gruppo inizierà a beneficiare pienamente delle sinergie previste dal piano di riorganizzazione.

Per quanto concerne l'incidenza del costo dei materiali in rapporto alle vendite, oltre al fenomeno sopra commentato, specifico degli *wine*, il 2004 ha beneficiato anche di un importante positivo effetto *mix* delle vendite.

In particolare gli *spirit*, caratterizzati da un'incidenza del costo dei materiali molto più contenuta, hanno realizzato una robusta crescita dei volumi di vendita, mentre i *soft drink*, che hanno un'incidenza di costo superiore, hanno avuto una contrazione dei volumi di vendita.

I **costi per pubblicità e promozioni** del 2004 sono stati pari a € 159,5 milioni e hanno avuto un'incidenza sulle vendite pari al 20,5% superiore di 0,3 punti percentuali rispetto allo scorso anno.

In rapporto al 2003, l'investimento è stato molto più elevato nell'ultimo trimestre dell'anno, in parte per la più intensa attività promozionale e pubblicitaria sugli *wine*, in parte per una diversa pianificazione sugli *spirit*.

È necessario ricordare che i costi per pubblicità e promozioni riportati nel conto economico riclassificato, sono sempre espressi al netto dei contributi di spesa ricevuti dai *brand owner* dei marchi che il Gruppo ha in licenza di distribuzione.

I **costi di vendita e distribuzione** hanno mantenuto sostanzialmente invariata la loro incidenza percentuale sulle vendite, che è passata dal 10,7% del 2003 al 10,8% del 2004, in conseguenza di due diversi fattori.

Da un lato si è verificato un positivo effetto di contenimento dei costi sulla parte organica del *business*; dall'altro si è avuto l'impatto negativo derivante dal consolidamento di Barbero 1891 S.p.A., che si caratterizza per una incidenza di tali costi più elevata rispetto a quella media del Gruppo.

L'incidenza percentuale sulle vendite del **margine commerciale** 2004 è stata del 28,1%, migliore di 1,1 punti percentuali rispetto allo scorso anno.

In valore assoluto il margine è stato di € 219,1 milioni con un incremento del 13,5% rispetto allo scorso anno; il risultato è decisamente positivo in quanto, a perimetro di consolidamento omogeneo e a cambi costanti, la crescita organica è stata del 9,1%; all'acquisizione di Barbero 1891 S.p.A. va imputata una crescita del 7,9%, mentre i cambi hanno avuto un impatto negativo del 3,5%.

Le **spese generali e amministrative** evidenziano un lieve incremento dell'incidenza percentuale sulle vendite, passando dal 6,6% dello scorso anno, al 6,8%.

La voce strutturale più rilevante, all'origine di tale aumento, è il canone per la locazione dell'immobile di Via Filippo Turati a Milano, ceduto nel 2003, di importo decisamente superiore rispetto al valore del relativo

ammortamento; un'altra voce il cui costo ha inciso più significativamente dello scorso anno è quella relativa agli oneri per le consulenze.

La voce **altri ricavi operativi** evidenzia nel 2004 proventi netti, per € 1,8 milioni, valore significativamente inferiore all'esercizio precedente, in cui ammontava a € 6,9 milioni.

I minori proventi netti conseguiti derivano essenzialmente dal venir meno di € 4,4 milioni di *royalty*, che Skyy Spirits, LLC ha ricevuto nel 2003 per il *ready-to-drink* SKYY Blue, prodotto e distribuito da SABMiller negli Stati Uniti.

L'accordo tra le parti prevede che Skyy Spirits, LLC percepisca *royalty* attive correlate alle vendite ma contribuisca una quota dell'onere relativo agli investimenti promozionali e pubblicitari sostenuti da SABMiller (ove la contribuzione pagata in nessun caso può eccedere il valore delle *royalty* maturate).

Nel 2004 Skyy Spirits, LLC non ha maturato alcun provento netto, mentre, relativamente ai primi due anni dell'accordo, ovvero il 2002 e il 2003, Skyy Spirits, LLC ha beneficiato di un minimo garantito di *royalty* nette pari a US$ 5 milioni per anno.

Un ulteriore impatto negativo, su questa voce del conto economico, è dato dalla minore entità di altri proventi operativi realizzati nel 2004 rispetto allo scorso anno; il 2003 aveva infatti beneficiato di un indennizzo contrattuale correlato all'attività di *co-packing* per conto terzi, concordata ma non realizzata.

L'**ammortamento relativo all'avviamento e ai marchi** è di € 35,1 milioni e presenta un incremento di € 6,7 milioni in rapporto allo scorso anno.

La variazione netta di questa voce è principalmente imputabile all'incremento dell'ammortamento dell'avviamento relativo all'acquisizione di Barbero 1891 S.p.A.

La parte restante dell'incremento dell'anno è determinata dagli ammortamenti del marchio Riccadonna e dell'avviamento di Koutsikos S.A., acquisiti recentemente.

Il periodo in oggetto presenta un **risultato operativo prima degli oneri non ricorrenti** pari a € 132,5 milioni, in crescita del 6,3% rispetto allo scorso anno.

Gli **oneri non ricorrenti** ammontano a € 2,8 milioni, di cui € 1,5 milioni sono imputabili a spese legali straordinarie connesse alla chiusura transattiva di una controversia sull'uso di un marchio e € 1,3 milioni relativi a costi straordinari per il personale.

Nel 2003 tali oneri ammontavano a € 2,5 milioni e, analogamente al 2004, erano stati sostenuti in parte per spese legali straordinarie e in parte per oneri per il personale.

Si rammenta che gli oneri straordinari del personale recepiti in questa voce del conto economico non sono relativi al piano di riorganizzazione industriale in atto, per il quale, nell'esercizio 2002 era stato accantonato un fondo specifico di € 10,0 milioni che, al 31 dicembre 2004, risulta utilizzato per € 5,4 milioni.

L'**EBIT**, ovvero il risultato operativo dopo gli oneri non ricorrenti, è stato di € 129,8 milioni, pari al 16,7% delle vendite e in crescita del 6,2% rispetto allo scorso anno.

La crescita intervenuta a livello di EBIT è stata inferiore a quella rilevata per il margine commerciale (13,5%) in quanto le ultime tre voci sopra analizzate (ovvero altri proventi operativi, ammortamenti di avviamenti e marchi, e oneri non ricorrenti) hanno comportato un onere complessivo aggiuntivo di circa € 12,0 milioni, superiore del 50% rispetto a quello del 2003.

L'**EBITA**, ovvero il risultato operativo prima dell'ammortamento dell'avviamento e dei marchi, è stato pari a € 164,9 milioni, in crescita del 9,5% rispetto allo scorso anno.

Tale crescita, superiore rispetto a quella conseguita a livello di EBIT, riflette il venire meno a questo livello di redditività operativa dell'onere relativo al maggior ammortamento dell'avviamento relativo all'acquisizione di Barbero 1891 S.p.A.

L'**EBITDA**, ovvero il risultato operativo prima di tutti gli ammortamenti, materiali e immateriali, è stato pari a € 183,6 milioni e la crescita rispetto allo scorso anno è stata del 8,5%.

In questo caso la crescita conseguita è stata leggermente inferiore a quella rilevata per l'EBITA, in quanto la crescita degli ammortamenti materiali è stata più contenuta di quella degli ammortamenti immateriali.

Gli **ammortamenti materiali** nel 2004 sono stati pari a € 15,7 milioni, con una crescita limitata al 2,0%, ovvero di soli € 0,3 milioni rispetto al 2003.

L'incremento relativo al nuovo stabilimento di Novi Ligure è stato infatti quasi interamente compensato da importanti decrementi imputabili:

- alle altre unità produttive,
- al venir meno dell'ammortamento dell'immobile di Via Filippo Turati a Milano, venduto a luglio 2003,
- al venir meno degli ammortamenti degli imballi relativi ai formati vuoto a rendere, dei quali è stata interrotta la vendita, sostituita con formati vuoto a perdere.

Gli indicatori di redditività EBITA e EBITDA, rilevati prima dei costi non ricorrenti, evidenziano valori assoluti superiori ma tassi di crescita analoghi a quelli degli stessi indicatori esposti al netto di detti oneri non ricorrenti, sostanzialmente della stessa entità nei due esercizi.

Delle tre voci del conto economico comprese tra il risultato operativo e l'utile ante imposte, ovvero gli oneri finanziari, le differenze cambio e gli altri proventi (oneri) non operativi, solo l'ultima ha avuto un impatto sostanziale sul risultato del Gruppo.

Gli **oneri finanziari** netti, pari a € 8,3 milioni, sono stati più contenuti rispetto allo scorso anno, in cui ammontavano a € 8,8 milioni, come positiva conseguenza di tassi d'interesse medi più bassi a fronte di un indebitamento medio superiore a quello del 2003.

Mentre la posizione finanziaria netta di fine esercizio evidenzia un netto miglioramento rispetto al 2003, al contrario la posizione finanziaria netta media dell'anno 2004 è stata più elevata rispetto all'anno precedente, in cui l'acquisizione di Barbero 1891 S.p.A., avvenuta nel mese di dicembre 2003, ha avuto un impatto estremamente contenuto sull'indebitamento medio.

La voce **differenze cambio** presenta un saldo netto negativo per € 0,5 milioni rispetto a proventi netti di € 1,6 milioni realizzati nel 2003, in cui era stato conseguito un utile di € 2,4 milioni, relativo alla chiusura di posizioni in valuta assunte in relazione al *private placement* del luglio 2002, denominato in Dollari USA.

Gli altri **oneri e proventi non operativi** del 2004 evidenziano un saldo positivo di € 2,2 milioni determinato principalmente da plusvalenze nette per € 0,7 milioni, da sopravvenienze attive di natura fiscale per complessivi € 2,5 e da oneri accantonati per circa € 1,0 e relativi a contenziosi prevalentemente di natura fiscale.

Il confronto col 2003 è pesantemente negativo in quanto questa voce del conto economico lo scorso anno presentava un saldo netto positivo di € 23,1 milioni che includeva, tra i proventi, la plusvalenza di € 33,7 milioni realizzata in seguito alla vendita dell'immobile di Via Filippo Turati a Milano e tra gli oneri, accantonamenti a fondi e svalutazioni per circa € 10,0 milioni.

A causa degli elevati proventi straordinari dello scorso anno pertanto, **l'utile prima delle imposte e degli interessi di minoranza** e **l'utile netto di pertinenza del Gruppo,** nel 2004 evidenziano una contrazione rispetto al 2003, rispettivamente del 10,8% e del 13,2%.

La deduzione degli **interessi di minoranza** del 2004 è stata di € 17,0 milioni, più contenuta rispetto allo scorso anno, in cui era pari a € 17,9 milioni.

La differenza è imputabile esclusivamente al positivo impatto della svalutazione del Dollaro USA sulla quota di terzi dell'utile di Skyy Spirits, LLC, che, in valuta locale, si è incrementato nonostante il venire meno delle *royalty* SKYY Blue.

Dopo le **imposte** del periodo, quantificabili in € 36,9 milioni, l'**utile netto di pertinenza del Gruppo** del 2004 è stato pari a € 69,3 milioni, con un'incidenza del 8,9% sulle vendite nette e una contrazione del 13,2% rispetto allo scorso anno.

Come anticipato nell'introduzione della relazione, ove si rettificasse l'utile netto di pertinenza del Gruppo dei due esercizi posti a confronto di tutte le componenti straordinarie di reddito, ovvero la voce oneri e proventi non operativi, nonché dei relativi impatti fiscali, l'utile netto di pertinenza del Gruppo del 2004, pari a € 67,8 milioni, evidenzierebbe una crescita del 5,1%, anziché una flessione del 13,2%.

Redditività per area di *business*

La dimensione di analisi del *business* ritenuta primaria dal Gruppo Campari è quella per segmenti di attività, vale a dire *spirit, wine, soft drink* e il segmento complementare altre vendite.

I risultati economici di ogni segmento derivano dall'aggregazione dei risultati economici dei singoli *brand* che lo compongono e il livello di redditività considerato più efficace per misurare la *performance* dei singoli segmenti è il margine commerciale, che mostra la profittabilità generata da ricavi e costi direttamente imputabili ai singoli prodotti.

Nel 2004, il margine commerciale consolidato del Gruppo è stato di € 219,1 milioni, in crescita del 13,5% rispetto all'anno precedente.

Al fine di rendere significativo il confronto dei dati di redditività dei segmenti, stante la fase transitoria di ristrutturazione industriale in corso, il margine commerciale, di cui al commento relativo al conto economico consolidato, nella presente sezione è stato rettificato degli oneri industriali non direttamente allocabili alle produzioni realizzate nel nuovo stabilimento di Novi Ligure, nel 2004 pari a € 1,9 milioni.

Infatti, la nuova importante realtà industriale del Gruppo, che oggi produce Cinzano, Cynar, Jägermeister e Biancosarti, è stata strutturata sin dall'origine per accogliere anche le produzioni di Campari e CampariSoda e pertanto sarà a regime solo nella seconda parte del 2005, quando vi saranno trasferite anche tali produzioni, oggi realizzate nello stabilimento di Sesto San Giovanni.

La tabella seguente presenta l'evoluzione del margine commerciale per ciascuna area di *business* e la riconciliazione con il margine consolidato del Gruppo, sia per il 2004 che per il 2003, nel quale analogamente, era stata apportata una rettifica sui costi dello stabilimento di Novi Ligure.

Margine commerciale	2004		2003		2004 / 2003
	€ milioni	% su totale	€ milioni	% su totale	variazione %
Spirit	176,6	79,9%	157,7	80,0%	12,0%
Wine	13,6	6,1%	11,3	5,8%	19,5%
Soft drink	29,2	13,2%	26,7	13,5%	9,5%
Altro	1,6	0,7%	1,4	0,7%	14,2%
Margine commerciale delle aree di *business*	**221,0**	**100,0%**	**197,1**	**100,0%**	**12,1%**
Costi di produzione non allocati	(1,9)		(4,0)		
Margine commerciale consolidato	**219,1**		**193,1**		**13,5%**

Per ciascuno dei quattro segmenti, di seguito vengono presentate due tabelle: la prima mostra l'evoluzione della redditività, mentre la seconda analizza la variazione verso l'anno precedente nelle tre componenti di variazione organica, effetto cambio ed effetto delle variazione di perimetro.

Redditività spirit

	2004		2003		variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	508,4	100,0%	467,6	100,0%	8,7%
Margine lordo	342,3	67,3%	308,2	65,9%	11,1%
Margine commerciale	176,6	34,7%	157,7	33,7%	12,0%

Analisi della variazione % della redditività *spirit*	variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	8,7%	3,7%	–4,0%	9,0%
Margine lordo	11,1%	4,2%	–3,7%	10,6%
Margine commerciale	12,0%	6,9%	–3,8%	8,9%

Nel 2004 gli *spirit* hanno generato un margine commerciale pari a € 176,6 milioni e si confermano come *core business* del Gruppo, con un livello di redditività sulle vendite che è stato del 34,7%.

La crescita complessiva del margine commerciale è stata del 12,0% e, come evidenziato nella seconda tabella, la crescita organica è stata del 6,9%, grazie a un apporto particolarmente significativo di CampariSoda e di SKYY Vodka.

La crescita del margine commerciale generata dalla variazione di perimetro, ovvero dagli *spirit* di Barbero 1891 S.p.A., è stata del 8,9%.

È importante constatare che gli *spirit* di Barbero 1891 S.p.A. presentano una marginalità in linea con gli elevati livelli del *business spirit* organico del Gruppo, tant'è che il loro primo consolidamento ha avuto per il Gruppo un impatto positivo del 9,0% a livello di vendite nette e un analogo impatto a livello del margine commerciale (8,9%).

Il cambio sfavorevole ha portato infine un'erosione del 3,8% del margine commerciale.

Redditività wine

	2004		2003		variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	126,3	100,0%	99,0	100,0%	27,5%
Margine lordo	56,4	44,6%	44,2	44,6%	27,6%
Margine commerciale	13,6	10,7%	11,3	11,5%	19,5%

Analisi della variazione % della redditività *wine*	variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	27,5%	18,2%	–1,3%	10,7%
Margine lordo	27,6%	22,2%	–2,3%	7,6%
Margine commerciale	19,5%	20,2%	–6,9%	6,2%

Gli *wine* nel 2004 hanno portato un margine commerciale di € 13,6 milioni, in crescita del 19,5% rispetto al 2003.

Tale crescita è stata determinata per il 20,2% dallo sviluppo organico e per il 6,2% dalla variazione di perimetro, mentre i cambi hanno avuto un impatto negativo del 6,9%.

In termini di incidenza percentuale sulle vendite, il segmento presenta un livello di marginalità inferiore a quello degli *spirit* e pari al 10,7%.

La leggera diminuzione della marginalità complessiva è determinata da effetti perimetro e cambi che hanno più che compensato l'aumento della marginalità registrata a livello organico.

La crescita esterna, generata principalmente dagli *wine* di Barbero 1891 S.p.A. (Mondoro ed Enrico Serafino), ha portato agli *wine* del Gruppo una marginalità inferiore rispetto a quella generata dal portafoglio prodotti esistente: il loro contributo alla crescita complessiva è stato infatti del 10,7% per le vendite e, per l'appunto, solo del 6,2% a livello di margine commerciale.

Per quanto riguarda il *business* organico si possono fare le seguenti considerazioni:

- gli spumanti e i *vermouth* Cinzano, per i quali è stata avviata la produzione nel nuovo stabilimento di Novi Ligure, hanno scontato nella prima metà dell'anno le fisiologiche conseguenze sui costi di uno *start-up* industriale così complesso, mentre la seconda parte dell'anno ha portato a considerevoli recuperi di produttività, che hanno consentito di chiudere il 2004 con un costo medio di prodotto inferiore alle aspettative; dei due *brand* Cinzano, gli spumanti hanno contribuito alla crescita del margine del segmento *wine* più dei *vermouth*, per i quali il 2004 è stato un anno caratterizzato da una forte crescita di investimenti promozionali e pubblicitari;
- il marchio Riccadonna ha avuto un importante impatto positivo sulla crescita di redditività, come conseguenza dell'internalizzazione della produzione e dell'avvio della commercializzazione sul mercato italiano;
- i vini Sella & Mosca hanno generato una buona crescita di redditività, più che proporzionale allo sviluppo delle loro vendite.

Redditività soft drink

	2004		2003		variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	134,6	100,0%	140,3	100,0%	–4,0%
Margine lordo	63,7	47,4%	63,1	45,0%	1,0%
Margine commerciale	29,2	21,7%	26,7	19,0%	9,5%

Analisi della variazione % della redditività *soft drink*	variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	–4,0%	–4,0%	0,0%	0,0%
Margine lordo	1,0%	1,0%	0,0%	0,0%
Margine commerciale	9,5%	9,5%	0,0%	0,0%

Il margine commerciale dei *soft drink* è stato pari a € 29,2 milioni, con un'incidenza sulle vendite nette del 21,7% e un tasso di crescita, rispetto allo scorso anno, del 9,5%.

Il positivo risultato economico conseguito nell'anno è interamente riconducibile alla buona *performance* di Crodino, che, tra i *brand* di quest'area di *business*, evidenzia la più alta marginalità.

All'interno del segmento infatti, la variazione complessiva delle vendite nette, che è stata negativa (–4,0%), è stata determinata da una più che proporzionale flessione dei *soft drink* propriamente detti, solo parzialmente compensata da una solida crescita di Crodino.

Questo *mix* delle vendite, favorevole al brand con il più elevato margine lordo unitario, ha determinato una crescita del margine lordo del segmento, pari a 1,0%.

Oltre a ciò, alla luce del fatto che l'investimento promozionale e pubblicitario relativo a Crodino, stante il suo già elevato livello è rimasto in valore assoluto pressoché costante rispetto allo scorso anno, si è avuto un netto miglioramento del margine commerciale del *brand* e di tutto il comparto dei *soft drink*.

Redditività altre vendite

	2004		2003		Variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	9,9	100,0%	7,2	100,0%	37,2%
Margine lordo	2,0	20,4%	1,4	20,1%	39,3%
Margine commerciale	1,6	15,9%	1,4	19,1%	14,2%

Analisi della variazione % della redditività altre vendite	variazione % totale	di cui variazione organica lorda	di cui effetto cambio	di cui Variazione Perimetro
Vendite nette	37,2%	–40,3%	–0,6%	78,0%
Margine lordo	39,3%	–21,7%	–2,0%	63,0%
Margine commerciale	14,2%	–18,6%	–2,2%	34,9%

La redditività del segmento complementare "altre vendite", in crescita del 14,2%, è stata di € 1,6 milioni e ha beneficiato del margine aggiuntivo relativo alla produzione del *brand* Frangelico, realizzata da Barbero 1891 S.p.A. per conto del gruppo Cantrell & Cochrane, proprietario della marca.

Questa variazione di perimetro ha ampiamente compensato sia l'interruzione della produzione per terzi realizzata in Brasile che la forte contrazione dell'attività di *co-packing* in Italia.

Rendiconto finanziario riclassificato

Nella tabella seguente viene presentato il rendiconto finanziario del Gruppo, espresso in forma sintetica e riclassificata, rispetto al prospetto riportato negli allegati di bilancio, al fine di meglio evidenziare i fatti più rilevanti che hanno avuto un impatto significativo sui flussi di cassa dell'esercizio.

In questo prospetto non sono stati considerati i flussi finanziari relativi alle variazioni di indebitamento, a breve e a lungo termine, e di investimento in titoli negoziabili; conseguentemente la variazione finale, ovvero la somma di tutti i flussi di cassa dell'esercizio, corrisponde alla variazione della posizione finanziaria netta del Gruppo, che nel 2004 è stata positiva per € 68,4 milioni.

	31 dicembre 2004 a perimetro costante	31 dicembre 2003 a perimetro costante
Utile ante imposte di competenza del Gruppo	106,4	120,2
Ammortamenti	53,8	47,0
Plusvalenze da cessioni di immobilizzazioni	(1,5)	(34,4)
Altre voci (accantonamenti, utilizzi fondi, TFR)	0,4	5,8
Imposte di esercizio correnti	(32,0)	(37,2)
Variazioni debiti e crediti fiscali, anche differiti	(16,1)	5,3
Flusso di cassa da attività operative, escluse variazioni di *operating working capital*	**111,0**	**106,7**
Variazioni di *operating working capital*	4,2	(30,8)
Flusso di cassa generato dalle attività operative (A)	**115,2**	**75,9**
Acquisizione immobilizzazioni materiali	(15,9)	(28,4)
Debiti verso fornitori Novi Ligure		(17,0)
Acquisizione immobilizzazioni immateriali	(3,0)	(7,4)
Proventi da cessioni di immobilizzazioni materiali	2,6	40,3
Flussi di cassa da attività di investimento (B)	**(16,4)**	**(12,5)**
***Free cash flow* (A+B)**	**98,8**	**63,4**
Acquisizioni e variazioni di perimetro	(14,1)	(155,6)
Altre attività di investimento	2,0	0,3
Dividendi	(24,7)	(24,7)
Flusso di cassa generato dalle altre attività (C)	**(36,8)**	**(180,0)**
Differenze cambio e altri movimenti (D)	6,3	18,4
Variazione posizione finanziaria netta (A+B+C+D)	**68,4**	**(98,3)**

La gestione operativa, se considerata prima delle variazioni intervenute nel capitale circolante netto, ha generato un flusso di cassa di € 111,0 milioni, superiore di € 4,3 milioni rispetto a quello del precedente esercizio, che era stato pari ad € 106,7 milioni.

Tale flusso, ove venisse calcolato prima delle imposte, evidenzierebbe un miglioramento di € 20,5 milioni rispetto al 2003.

La consistente variazione dei debiti e crediti fiscali, che ha comportato nel 2004 un assorbimento di cassa di € 16,1 milioni, è relativa al versamento del saldo delle imposte sul reddito 2003 da parte della Capogruppo Davide Campari-Milano S.p.A. e della controllata Campari-Crodo S.p.A.

Le due società, avendo beneficiato nell'esercizio 2002 di consistenti agevolazioni fiscali, nel corso dell'esercizio 2003, in osservanza delle norme tributarie, avevano determinato e versato acconti di imposte sulla base di redditi imponibili 2002, artificialmente compressi dalle agevolazioni in oggetto.

In tale circostanza, stante il versamento di acconti largamente inferiori all'effettivo debito fiscale 2003, il saldo imposte effettuato nel primo semestre del 2004 è stato particolarmente elevato.

Inoltre, a fine 2004 la Capogruppo Davide Campari-Milano S.p.A. registra maggiori acconti pagati nel corso dell'anno rispetto ai debiti effettivi di fine esercizio, che sono stati solo parzialmente utilizzati a fronte dei debiti iscritti dalle società italiane che hanno aderito al consolidato fiscale.

La variazione di *operating working capital* ha avuto un impatto positivo sul flusso di cassa dell'esercizio, quantificabile in € 4,2 milioni e imputabile principalmente a un aumento dei debiti verso fornitori; nel 2003 al contrario, il capitale circolante operativo aveva avuto una forte variazione in aumento, che aveva comportato una erosione di cassa per € 30,8 milioni.

Si ricorda che questo rendiconto finanziario riclassificato espone la variazione "organica" di *operating working capital*, pertanto non tiene conto dell'effetto cambio e delle variazioni di perimetro di consolidamento; nel 2004 l'effetto cambio è positivo, pari a € 2,8 milioni, ed è evidenziato separatamente nella voce "differenze cambio e altri movimenti", mentre l'effetto perimetro è negativo, pari a € 2,4 milioni, ed è incluso nella voce "acquisizioni e variazioni di perimetro".

Il flusso di cassa complessivamente generato dall'attività operativa risulta pertanto essere di € 115,2 milioni nel 2004, superiore di € 39,3 milioni rispetto al precedente esercizio, in cui era pari a € 75,9 milioni.

Le attività di investimento hanno assorbito risorse nette per € 16,4 milioni, e includono spese per investimenti in immobilizzazioni materiali e immateriali per € 18,9 milioni, mentre escludono l'acquisto del marchio Riccadonna, riclassificato tra le acquisizioni dell'esercizio e pertanto escluso dal *free cash flow*.

Gli investimenti dell'anno risultano più contenuti rispetto all'esercizio precedente, in cui ammontavano a € 35,8 milioni, mentre si ricorda che nello scorso esercizio, tra le componenti delle attività di investimento si evidenziavano proventi da dismissioni per € 40,3 milioni, principalmente relativi alla vendita dell'immobile di Via Filippo Turati a Milano.

Il *free cash flow* generato dal Gruppo è quindi pari a € 98,8 milioni e migliora di € 35,4 rispetto all'esercizio 2003, in cui si attestava a € 63,4 milioni.

Le acquisizioni, prevalentemente riferite al marchio Riccadonna e, in minor misura, a Koutsikos S.A., hanno assorbito risorse complessive per € 14,1 milioni.

È opportuno ricordare che nel 2003 le acquisizioni riguardavano l'acquisizione di Barbero 1891 S.p.A. per € 147,1 milioni e l'acquisto della quota residua di minoranza in Sella & Mosca S.p.A. per € 8,5 milioni.

Dedotti i dividendi pagati nell'esercizio agli azionisti della Capogruppo Davide Campari-Milano S.p.A., pari a € 24,7 milioni e invariati rispetto allo scorso esercizio, e al netto delle differenze cambio e di altri movimenti minori, la generazione di cassa dell'esercizio 2004 è stata di € 68,4 milioni.

Posizione finanziaria netta

La posizione finanziaria netta del Gruppo al 31 dicembre 2004 evidenzia un indebitamento netto di € 228,7 milioni, in diminuzione rispetto alla chiusura dell'esercizio precedente, in cui era pari a € 297,1 milioni.

La composizione della posizione finanziaria netta è la seguente:

	31 dicembre 2004	31 dicembre 2003	Variazione
Cassa e disponibilità presso banche	239,5	133,6	105,9
Titoli a breve negoziabili	6,4	1,9	4,5
Indebitamento verso banche	(56,7)	(30,1)	(26,6)
Indebitamento per *leasing* immobiliare	(2,9)	-	(2,9)
Private placement	(2,9)	-	(2,9)
Interessi su *private placement*	(4,9)	(4,4)	(0,5)
Posizione finanziaria netta a breve termine	**178,5**	**101,0**	**77,5**
Debiti verso banche	(3,6)	(3,9)	0,3
Indebitamento per *leasing* immobiliare	(22,0)	0,0	(22,0)
Debiti obbligazionari	(258,0)	(258,0)	0,0
Private placement	(122,0)	(134,6)	12,6
Altri debiti finanziari	(1,6)	(1,6)	0,0
Posizione finanziaria netta a medio-lungo termine	**(407,2)**	**(398,1)**	**(9,1)**
Posizione finanziaria netta	**(228,7)**	**(297,1)**	**68,4**
Posizione finanziaria netta di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile du Domaine de la Margue, non consolidate al 31 dicembre 2003	-	(0,9)	0,9
Posizione finanziaria netta rettificata al 31 dicembre 2003	(228,7)	(298,0)	69,3

Ai fini di una maggiore omogeneità, nella tabella sopra esposta la posizione finanziaria netta al 31 dicembre 2003 è stata rettificata includendo i valori di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile du Domaine de la Margue, entrambe entrate nel perimetro di consolidamento dal 1 gennaio 2004.

Si rammenta che tale posizione finanziaria non include le azioni proprie detenute dalla Capogruppo Davide Campari-Milano S.p.A. e iscritte tra le immobilizzazioni finanziarie al costo di acquisto, pari a € 29,8 milioni al 31 dicembre 2004.

L'incremento delle disponibilità liquide del Gruppo, pari a € 105,9 milioni, è il risultato di fattori diversi.

Da una parte esso è connesso al miglioramento della gestione operativa e in particolare all'impatto dell'acquisizione di Barbero 1891 S.p.A. che, conclusa nel mese di dicembre 2003, aveva influito significativamente sull'indebitamento netto finale dell'esercizio, mentre i flussi di cassa positivi si sono manifestati solo a partire dal 2004.

All'aumento delle disponibilità del Gruppo ha contribuito altresì l'operazione di *leasing* finanziario posta in essere nel corso dell'esercizio su parte dell'investimento industriale di Novi Ligure, che ha generato un'entrata di cassa di € 27,5 milioni; al netto dei canoni già pagati, il debito residuo a fine anno risulta pari a € 24,9 milioni.

Infine l'aumento della liquidità a fine esercizio, contrapposto a un incremento dei debiti verso le banche, è correlato alle esigenze derivanti dall'esborso finanziario relativo all'acquisto di un'ulteriore quota della controllata Skyy Spirits, LLC avvenuto nel mese di febbraio 2005, così come più ampiamente commentato nella presente relazione al paragrafo "eventi successivi alla chiusura dell'esercizio".

La posizione finanziaria recepisce positivamente l'ulteriore svalutazione del Dollaro USA che, al cambio del 31 dicembre 2004, riduce il controvalore del debito a lungo termine di Redfire, Inc. di € 9,7 milioni rispetto al 31 dicembre 2003.

È stata riclassificata tra i debiti a breve termine la quota di tale finanziamento scadente nel mese di luglio 2005, pari a USD 4,0 milioni.

Situazione patrimoniale

La tabella che segue riporta la situazione patrimoniale consolidata riclassificata al fine di dare evidenza alle fonti di finanziamento utilizzate dal Gruppo e agli impieghi a cui sono state destinate.

Si segnala che sono stati classificati nel capitale circolante netto alcuni crediti, precedentemente classificati nei crediti diversi e relativi a crediti verso fornitori per contributi attivi su costi promozionali; per omogeneità anche i dati al 31 dicembre 2003 sono stati riclassificati.

Per una più dettagliata analisi delle principali voci dello stato patrimoniale consolidato si rinvia ai commenti esposti in nota integrativa.

	31 dicembre 2004	31 dicembre 2003	Variazione
Rimanenze	114,4	106,4	8,0
Crediti verso clienti	173,1	174,2	(1,1)
Debiti verso fornitori	(142,1)	(127,6)	(14,5)
Crediti per contributi attivi su costi promozionali	7,6	4,6	3,0
Capitale circolante netto	**153,0**	**157,6**	**(4,6)**
Altre attività e passività a breve	(29,9)	(38,7)	8,8
Capitale di funzionamento	**123,1**	**118,9**	**4,2**
Trattamento di fine rapporto	(15,2)	(15,6)	0,4
Saldo netto imposte anticipate e differite	(2,7)	(0,2)	(2,5)
Altre passività non correnti	(17,7)	(21,8)	4,1
Totale altre passività nette	**(35,6)**	**(37,6)**	**2,0**
Immobilizzazioni materiali nette	156,9	152,4	4,5
Immobilizzazioni immateriali	549,1	571,6	(22,5)
Immobilizzazioni finanziarie	35,5	44,7	(9,2)
Totale immobilizzato	**741,5**	**768,7**	**(27,2)**
Capitale investito	**829,0**	**850,0**	**(21,0)**
Patrimonio netto di Gruppo	(596,0)	(548,2)	(47,8)
Patrimonio netto di terzi	(4,3)	(4,7)	0,4
Posizione finanziaria netta	(228,7)	(297,1)	68,4
Fonti di finanziamento	**(829,0)**	**(850,0)**	**21,0**

La struttura patrimoniale del Gruppo al 31 dicembre 2004 è caratterizzata da un capitale investito netto di € 829,0 milioni, a fronte di un patrimonio netto di Gruppo di € 596,0 milioni, di un patrimonio netto di terzi di € 4,3 milioni e di un indebitamento finanziario netto di € 228,7 milioni.

Al 31 dicembre 2004 la struttura finanziaria del Gruppo evidenzia un miglioramento del rapporto tra posizione finanziaria netta e patrimonio netto di Gruppo, che passa dal 54,2% dello scorso anno al 38,4% a fine 2004.

Il capitale investito è diminuito di € 21,0 milioni nel corso del periodo principalmente per effetto della riduzione dell'attivo immobilizzato. In particolare, per quanto riguarda le immobilizzazioni immateriali, gli investimenti dell'esercizio di € 14,3 milioni sono stati più che compensati da ammortamenti per € 38,0 milioni, generati in buona parte dagli ammortamenti delle differenze di consolidamento.

Questi elementi hanno contribuito alla riduzione netta delle immobilizzazioni immateriali di € 22,5 milioni, a cui si aggiunge la contrazione delle immobilizzazioni finanziarie per € 9,2 milioni, conseguente al consolidamento integrale di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile du Domaine de la Margue a partire dal 1 gennaio 2004.

Relativamente alle altre variazioni più significative, è opportuno evidenziare che:

- il capitale circolante netto si riduce di € 4,6 milioni; la variazione qui esposta differisce da quella precedentemente analizzata nel rendiconto finanziario, che elimina gli effetti cambio e le variazioni intervenute nell'area di consolidamento, al fine di dare evidenza della variazione organica di capitale circolante netto;
- le altre attività e passività a breve evidenziano un saldo netto negativo, che si riduce di € 8,8 milioni principalmente per effetto della riduzione dei debiti per imposte della Capogruppo Davide Campari-Milano S.p.A. e per l'aumento contrapposto dei crediti a fronte di maggiori acconti pagati nell'esercizio rispetto al debito effettivo; a seguito dell'adesione al consolidato fiscale da parte delle società italiane del Gruppo, parte di tale credito è stato utilizzato dalla Capogruppo Davide Campari-Milano S.p.A. per compensare debiti tributari delle controllate;
- le immobilizzazioni materiali nette recepiscono investimenti dell'esercizio, pari a € 15,9 milioni, totalmente compensati dagli ammortamenti del periodo, pari a € 15,7 milioni; l'aumento residuo è da attribuire alla variazione di perimetro di consolidamento, in particolare riferita ai cespiti di Société Civile du Domaine de la Margue;
- il patrimonio netto del Gruppo cresce di € 47,8 milioni rispetto all'esercizio precedente e recepisce, oltre all'effetto negativo della distribuzione di dividendi da parte della Capogruppo Davide Campari-Milano S.p.A., per € 24,7 milioni, gli effetti positivi dell'utile del periodo per € 69,3 milioni e delle differenze cambio derivanti dalla conversione dei patrimoni netti delle società controllate.

INVESTIMENTI

Gli investimenti del periodo in immobilizzazioni materiali e immateriali sono ammontati a € 30,2 milioni, al netto degli incrementi derivanti dalle variazioni del perimetro di consolidamento.

In particolare, gli investimenti in immobilizzazioni materiali sono stati pari a € 15,9 milioni; tra i più significativi si segnalano investimenti della Capogruppo Davide Campari-Milano S.p.A. per € 6,3 milioni, di Sella & Mosca S.p.A. per € 4,6 milioni, di Koutsikos S.A. per € 1,3 milioni e di Campari do Brasil Ltda. per € 1,3 milioni.

Gli investimenti della Capogruppo Davide Campari-Milano S.p.A., che includono la parte di investimenti dell'incorporata Campari-Crodo S.p.A., hanno riguardato principalmente gli stabilimenti di Novi Ligure per € 4,1 milioni, Crodo per € 0,6 milioni, Sulmona per € 0,6 milioni, nonché la sede per € 0,9 milioni.

Gli investimenti di Koutsikos S.A. hanno riguardato l'ampliamento del fabbricato dello stabilimento di Volos che sarà utilizzato per la produzione di Ouzo 12, attualmente imbottigliato presso terzi.

Infine, gli investimenti di Campari do Brasil Ltda. Hanno riguardato principalmente macchinari diversi per la produzione.

Gli investimenti in immobilizzazioni immateriali, pari a € 14,3 milioni, si riferiscono all'acquisto del marchio Riccadonna per € 11,3 milioni da Sabevis S.r.l. e, per l'importo residuo, all'acquisizione di *software* diversi e di licenze SAP, a interventi evolutivi sul sistema SAP R/3 e all'avvio di tale sistema informativo da parte di Skyy Spirits, LLC e Barbero 1891 S.p.A.

ATTIVITÀ DI RICERCA E SVILUPPO

L'attività di ricerca e sviluppo ha riguardato esclusivamente l'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nel periodo.

CORPORATE GOVERNANCE

Si rimanda alla relazione annuale del Consiglio di Amministrazione sulla *corporate governance*, allegata al presente bilancio consolidato.

ALTRE INFORMAZIONI

La Capogruppo Davide Campari-Milano S.p.A.

Il bilancio dell'esercizio 2004 relativo alla Capogruppo Davide Campari-Milano S.p.A. evidenzia un utile, pari a € 133,7 milioni, in forte crescita rispetto all'esercizio precedente, in cui era stato pari a € 21,0 milioni.

Il risultato di esercizio tiene conto di accantonamenti per imposte per € 6,1 milioni, ammortamenti e svalutazioni per € 19,4 milioni e accantonamenti a fondi rischi per € 0,8 milioni.

I dati economici più significativi del 2004, confrontati con il 2003, sono di seguito riportati.

È opportuno tuttavia ricordare che, per effetto della fusione per incorporazione della controllata Campari-Crodo S.p.A., con effetti contabili e fiscali dal 1 gennaio 2004, la comparazione dei dati economici e patrimoniali dell'esercizio 2004 con quelli dell'esercizio precedente non è significativa.

€ milioni	31 dicembre 2004	31 dicembre 2003
Valore della produzione	284,3	102,7
Costi della produzione	(264,0)	(93,8)
Differenza tra valore e costi della produzione	**20,3**	**8,9**
Totale proventi e oneri finanziari	48,0	(1,8)
Totale delle partite straordinarie	71,6	22,1
Risultato prima delle imposte	**139,8**	**29,2**
Imposte sul reddito d'esercizio	6,1	(8,2)
Risultato di esercizio	**133,7**	**21,0**

I principali fattori che hanno caratterizzato l'andamento economico dell'anno 2004, sono di seguito sintetizzati.

L'utile netto dell'esercizio è fortemente influenzato dal risultato della gestione finanziaria e straordinaria.

Il risultato positivo della gestione finanziaria, originato sostanzialmente dai dividendi percepiti dalle controllate e dai proventi generati da vari investimenti di liquidità, è in parte neutralizzato dagli oneri finanziari derivanti dal prestito obbligazionario emesso sul mercato statunitense durante l'esercizio precedente e dagli interessi passivi a fronte di altri debiti finanziari.

La gestione straordinaria include proventi per la cessione delle partecipazioni in Campari Finance Teoranta e Campari Schweiz A.G. a Di.Ci.E. Holding B.V., pari complessivamente a € 66,8 milioni.

Infine, il risultato operativo, pari a € 20,3 milioni, beneficia delle componenti economiche della gestione caratteristica della società incorporata.

Per una migliore comprensione dell'evoluzione dell'andamento aziendale, si riportano le principali componenti della struttura patrimoniale relative agli ultimi due esercizi, ancorché i dati non siano comparabili in seguito alla fusione per incorporazione di Campari-Crodo S.p.A., con effetto 1 gennaio 2004:

€ milioni	31 dicembre 2004	31 dicembre 2003
Totale immobilizzazioni	853,7	927,4
Totale attivo circolante	173,3	74,3
Totale ratei e risconti	4,9	5,0
Totale attivo	**1.031,9**	**1.006,7**
Totale patrimonio netto	453,9	344,9
Totale fondi per rischi e oneri	10,4	8,2
Trattamento Fine Rapporto	8,7	5,5
Totale debiti	544,4	633,0
Totale ratei e risconti	14,5	15,1
Totale passivo	**1.031,9**	**1.006,7**

La posizione finanziaria netta al 31 dicembre 2004 evidenzia un minor indebitamento rispetto all'anno precedente, come di seguito rappresentato:

	31 dicembre 2004	31 dicembre 2003
Cassa e disponibilità presso banche	55,7	22,4
Indebitamento verso banche	(48,4)	(24,0)
Debiti verso obbligazionisti	(258,0)	(258,0)
Saldo crediti e debiti finanziari *intercompany*	(166,1)	(304,4)
Posizione finanziaria netta	**(416,8)**	**(563,9)**

Campari in borsa

Azioni

Al 31 dicembre 2004 il capitale sociale di Davide Campari-Milano S.p.A. ammonta a € 29.040.000 suddiviso 29.040.000 azioni del valore nominale di € 1,00 ciascuna.

Proposta di frazionamento

Si precisa che il 21 marzo 2005 il Consiglio di Amministrazione è chiamato a deliberare in ordine alla proposta di frazionamento delle 29.040.000 azioni di valore nominale € 1,00 che costituiscono l'attuale capitale sociale mediante l'emissione di dieci nuove azioni di valore nominale € 0,10 cadauna in sostituzione di ciascuna azione esistente.

Le nuove azioni avranno godimento 1 gennaio 2004 e l'attuale capitale sociale versato di € 29.040.000 risulterà suddiviso in 290.400.000 azioni.

Azionisti

A oggi gli azionisti rilevanti risultano essere i seguenti:

Azionista (1)	Numero di azioni ordinarie (3)	% su capitale sociale
Alicros S.p.A.	14.810.400	51%
Cedar Rock Capital	1.619.282	5,576%
Fidelity Investments	1.451.334	4,997%
Davide Campari-Milano S.p.A. (2)	935.191	3,220%
Lazard Asset Management	603.687	2,079%
Morgan Stanley Investment Management	597.875	2,059%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Acquisto di azioni proprie finalizzate a servire il piano di *stock option*.

(3) Numero di azioni prima del frazionamento proposto in ragione di dieci nuove azioni ogni azione posseduta

Andamento della quotazione

Nel corso del 2004, il titolo Campari ha registrato un incremento in termini assoluti del 22,9% rispetto al prezzo di chiusura al 31 dicembre 2003 e una *performance* relativa positiva del 4,7% rispetto all'indice di mercato (Mibtel) e del 9,7% rispetto all'indice di settore (FTSEurofirst 300 Beverages Index).

Nel 2004 la trattazione al MTA (Mercato Telematico Azionario) delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 1,7 milioni.

Al 31 dicembre 2004 la capitalizzazione di borsa risulta pari a € 1.372 milioni.

Andamento del titolo Campari dal 1 gennaio 2004 (1)



Prezzo azione Campari (Euro)
Q.tà scambiate (migliaia di azioni)
52
51
50
49
48
47
46
45
44
43
42
41
40
39
38
37
36
35
34
33
32
440
400
360
320
280
240
200
160
120
80
40
0
Jan-04 Jan-04 Feb-04 Mar-04 May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05
Campari (Q.tà scambiate)
Campari (prezzo azione)
Mibtel (relativo)
FTSEurofirst 300 Beverages (relativo)

Fonte: Bloomberg

(1) Prezzo prima del frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta

Informazioni sull'azione (1)		2004	2003	2002	2001
Prezzo di riferimento azione:					
Prezzo al 31 dicembre	€	47,25	38,46	30,00	26,37
Prezzo massimo	€	47,82	38,48	37,77	31,00
Prezzo minimo	€	35,68	27,41	25,28	21,84
Prezzo medio	€	40,35	33,02	31,63	27,16
Capitalizzazione e volumi					
Volume medio giornaliero (2)	numero di azioni	42.916	37.894	53.093	72.375
Controvalore medio giornaliero (2)	€ milioni	1,7	1,3	1,7	2,1
Capitalizzazione borsistica al 31 dicembre	€ milioni	1.372	1.117	871	766
Dividendo (3)					
Dividendo per azione	€	1,00	0,88	0,88	0,88
Dividendo complessivo (4)	€ milioni	28,1	24,7	24,7	24,7

Fonte: Bloomberg

(1) I dati azionari sono riportati prima del frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.

(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 31 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 42.260 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.

(3) Per l'esercizio 2004, dividendo proposto.

(4) Negli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 28.040.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 1.000.000 azioni proprie; relativamente all'esercizio 2004 avranno diritto al godimento del dividendo 28.104.809 azioni, pari al numero di azioni componenti il capitale sociale al netto di 935.191 azioni proprie.

Informazioni sull'azione dopo il frazionamento[1]		2004	2003	2002	2001
Prezzo di riferimento azione:					
Prezzo al 31 dicembre	€	4,73	3,85	3,00	2,64
Prezzo massimo	€	4,78	3,85	3,78	3,10
Prezzo minimo	€	3,57	2,74	2,53	2,18
Prezzo medio	€	4,04	3,30	3,16	2,72
Capitalizzazione e volumi:					
Volume medio giornaliero [2]	N. di azioni	429.160	378.940	530.930	723.750
Controvalore medio giornaliero [2]	€ milioni	1,7	1,3	1,7	2,1
Capitalizzazione borsistica al 31 dicembre	€ milioni	1.372	1.117	871	766
Dividendo [3]					
Dividendo per azione	€	0,100	0,088	0,088	0,088
Dividendo complessivo [4]	€ milioni	28,1	24,7	24,7	24,7

(1) I dati azionari sono riportati dopo il frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.
(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 3.1 per azione: il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.
(3) Per l'esercizio 2004, dividendo proposto.
(4) Negli esercizi 2001, 2002 e 2003, hanno avuto diritto al godimento del dividendo 280.400.000 azioni, pari al numero di azioni componenti il capitale sociale al netto di 10.000.000 azioni proprie: relativamente all'esercizio 2004 avranno diritto al godimento del dividendo 281.048.090 azioni, pari al numero di azioni componenti il capitale sociale al netto di 9.351.910 azioni proprie.

Indici di borsa [1]	2004	2003	2002	2001
Patrimonio netto per azione (€)	20,5	18,9	16,5	14,8
Price / book value	2,30	2,04	1,82	1,78
Utile per azione (EPS) (€)	2,39	2,75	2,98	2,18
P/E (*price / earnings ratio*)	19,8	14,0	10,1	12,1
Utile per azione (EPS rettificato) rettificato dell'ammortamento dell'avviamento (€) [2]	3,37	3,52	3,73	2,54
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento [2]	14,0	13,4	12,7	18,6
Utile per azione (EPS rettificato) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito (€) [3]	3,32	2,99	3,39	2,40
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito [3]	14,2	16,0	14,7	19,0
Payout ratio (dividendo complessivo / utile netto) (%)[4]	40,6	30,9	28,5	38,9
Dividend yield (dividendo / prezzo) (%)[4]	2,1	2,3	2,9	3,3

(1) Gli indici di borsa sono riportati prima del frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.
(2) Utile netto rettificato dell'ammortamento dell'avviamento e dei marchi e dei connessi effetti fiscali.
(3) Utile netto rettificato dell'ammortamento dell'avviamento e dei marchi, delle componenti straordinarie di reddito e dei connessi effetti fiscali.
(4) Per l'esercizio 2004, dividendo proposto.

Indici di borsa dopo il frazionamento [1]	2004	2003	2002	2001
Patrimonio netto per azione (€)	2,05	1,89	1,65	1,48
Price / book value	2,30	2,04	1,82	1,78
Utile per azione (EPS) (€)	0,24	0,27	0,23	0,22
P/E (*price / earnings ratio*)	19,8	14,0	10,1	12,1
Utile per azione rettificato (EPS) dell'ammortamento dell'avviamento (€) [2]	0,34	0,35	0,37	0,25
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento [2]	14,0	13,4	12,7	18,6
Utile per azione (EPS rettificato) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito (€) [3]	0,33	0,30	0,34	0,24
P/E (*price / earnings ratio*) rettificato dell'ammortamento dell'avviamento e delle componenti straordinarie di reddito [3]	14,2	16,0	14,7	19,0
Payout ratio (dividendo complessivo / utile netto) (%)[4]	40,6	30,9	28,5	38,9
Dividend yield (dividendo / prezzo) (%)[4]	2,1	2,3	2,9	3,3

(1) Gli indici di borsa sono riportati dopo il frazionamento proposto delle azioni in ragione di dieci nuove azioni ogni azione posseduta.
(2) Utile netto prima dell'ammortamento dell'avviamento e dei marchi reddito e dei connessi effetti fiscali.
(3) Utile netto rettificato dell'ammortamento dell'avviamento e dei marchi, delle componenti straordinarie di reddito e dei connessi effetti fiscali.
(4) Per l'esercizio 2004, dividendo proposto.

Azioni proprie, azioni o quote della controllante e *stock option*

In osservanza alla deliberazione Consob n.11971 del 14 maggio 1999 e successive modifiche e della comunicazione Consob n. 11508 del 15 febbraio 2000, si riportano le informazioni seguenti.

Al 31 dicembre 2004 la Capogruppo Davide Campari-Milano S.p.A. possiede 935.191 azioni proprie del valore nominale di € 1, la cui parte di capitale corrispondente è pari a € 935.191, il 3,2% del capitale sociale.

Tali azioni proprie sono da destinarsi al piano di *stock option*.

Nel corso dell'esercizio sono state cedute 187.842 azioni connesse con la cessazione del mandato di dirigenti e amministratori beneficiari e sono state acquistate 123.133 azioni destinate all'integrazione del piano stesso.

Il piano di *stock option* è stato deliberato dalla Capogruppo Davide Campari-Milano S.p.A. già nel 2001, e prevede l'attribuzione di opzioni per l'acquisto di azioni sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori che a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo.

Nel corso del 2004 è stata deliberata altresì la seconda attribuzione di *stock option*, anch'essa disciplinata dal piano quadro approvato dall'assemblea degli azionisti il 2 maggio 2001.

La prima attribuzione prevede la possibilità di esercizio delle opzioni dal giorno successivo alla scadenza del periodo di esercizio, ovvero il 30 giugno 2006, e non ammette l'esercizio parziale delle opzioni.

Con la seconda attribuzione, distinta e aggiuntiva rispetto alla prima, le opzioni di acquisto potranno essere esercitate esclusivamente nel periodo compreso tra il 1 e il 30 luglio 2009, con facoltà di utilizzo anche parziale.

Nel corso del periodo e fino alla data della presente relazione non sono state detenute, né direttamente né indirettamente, azioni o quote della controllante.

Rapporti con società controllate non consolidate, controllanti e loro controllate

Ai sensi dell'articolo 2428 cod. civ. e delle comunicazioni Consob 97001574 del 20 febbraio 1997 e 98015375 del 27 febbraio 1998, vengono di seguito indicati tutti i rapporti del Gruppo con imprese controllate non incluse nell'area di consolidamento, nonché con società collegate, controllanti e imprese sottoposte al controllo di queste ultime.

Tutte le operazioni sottoelencate sono regolate a prezzi e condizioni di mercato.

Si segnala, per quanto riguarda Longhi & Associati S.r.l. che, essendo l'acquisizione avvenuta a fine esercizio, i saldi patrimoniali al 31 dicembre 2004 verso le imprese del Gruppo sono stati elisi, mentre i ricavi e costi dell'esercizio delle società del Gruppo verso Longhi & Associati S.r.l. risultano inclusi nei ricavi e costi del Gruppo a terzi, come dettagliato di seguito.

Principali partite economiche dell'esercizio chiuso al 31 dicembre 2004:

Voce di bilancio	€ milioni	Descrizione delle operazioni
Ricavi delle vendite	19,3	Ricavi delle vendite alle collegate M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. per fornitura prodotti da parte di Campari International S.A.M.
Altri ricavi e proventi	0,3	Ricavi diversi di Campari Italia S.p.A. verso Longhi & Associati S.r.l.
Costi per servizi	7,8	Costi per attività promozionale e pubblicitaria sostenuti da M.C.S. S.c.a.r.l. e International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. e riaddebitati a Campari International S.A.M.
	0,5	Commissioni di acquisto di mezzi pubblicitari addebitate a Campari Italia S.p.A. e a Sella & Mosca S.p.A. da Longhi & Associati S.r.l.
Proventi finanziari	0,1	Interessi attivi di competenza di Campari Finance Teoranta relativamente al prestito in essere nei confronti di Fior Brands Ltd.

Principali partite patrimoniali al 31 dicembre 2004:

Voce di bilancio	€ milioni	Descrizione delle operazioni
Crediti verso società collegate	7,9	Includono: – crediti di Campari International S.A.M. verso M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. per i rapporti commerciali di cui sopra; – crediti di Campari Finance Teoranta verso Fior Brands Ltd. per un finanziamento di GBP 1 milioni e verso M.C.S. S.c.a.r.l. per un finanziamento di € 1,0 milioni.
Debiti verso società collegate	3,2	Debiti di Campari International S.A.M. verso M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e SUMMA S.L. per i rapporti commerciali di cui sopra.

Non vi sono state altre operazioni con parti correlate nel corso dell'esercizio.

Codice in materia di dati personali

Le società italiane del Gruppo applicano scrupolosamente il Decreto Legislativo 30 giugno 2003, n. 196, Codice in materia di protezione dei dati personali, e danno atto specificamente di avere provveduto a porre in essere le idonee misure preventive di sicurezza, anche in relazione alle conoscenze acquisite in base al progresso tecnico, alla natura dei dati e alle specifiche caratteristiche del trattamento, in modo da ridurre al minimo i rischi di distruzione e perdita, anche accidentale dei dati stessi, di accesso non autorizzato o di trattamento non consentito o non conforme alle finalità della raccolta.

Le società hanno redatto il Documento Programmatico della Sicurezza, in conformità all'Allegato B al Decreto citato.

ADOZIONE DEGLI *STANDARD* CONTABILI INTERNAZIONALI (IFRS)

Il Regolamento (CE) 1606/2002 del Parlamento Europeo e del Consiglio del 19 luglio 2002 relativo all'applicazione dei principi contabili internazionali stabilisce che, per ogni esercizio finanziario avente inizio il 1 gennaio 2005, o in data successiva, le società europee quotate nei mercati regolamentati devono redigere i loro bilanci consolidati conformemente ai principi contabili internazionali IAS/IFRS emanati dall'*International Accounting Standard Board* ed omologati in sede comunitaria.

Con riferimento invece al bilancio d'esercizio delle società quotate, il Consiglio dei Ministri, con decreto attuativo del 26 novembre 2004, ha reso facoltativa l'adozione degli IAS sin dal 2005 mentre la loro applicazione è obbligatoria dal 1 gennaio 2006.

I principi contabili internazionali adottati dalla Commissione Europea per essere applicabili devono essere pubblicati in versione integrale, in ognuna delle lingue ufficiali dell'Unione Europea nella Gazzetta Ufficiale dell'Unione Europea.

La gran parte degli *standard* contabili che devono essere applicati a partire dal 1 gennaio 2005 sono stati pubblicati nel mese di dicembre 2004, a parziale modifica dei principi contenuti nella legge Comunitaria 2003 (legge 31/10/2003 n.306).

Questa tempistica ha portato ad un ritardo nella definizione di un quadro normativo di riferimento.

Tra i principi emessi tardivamente assume particolare importanza, ai fini del Gruppo, lo *standard* relativo alla contabilizzazione degli strumenti finanziari (IAS 39 "Strumenti finanziari: rilevazione e valutazione"), applicabile dal 1 gennaio 2005.

Nel corso del 2004, malgrado questi vuoti normativi, la Capogruppo Davide Campari-Milano S.p.A. ha avviato un progetto volto allo studio dei nuovi principi e agli impatti di questi cambiamenti sulle società del Gruppo e sul bilancio consolidato.

In particolare:

- sono stati analizzati i singoli principi IAS/IFRS e sono state identificate le differenze, commentate di seguito, con i principi attualmente seguiti;
- laddove le informazioni richieste per la redazione dei bilanci o delle situazioni infrannuali secondo i nuovi principi necessitavano dell'implementazione di nuovi processi informativi, si è proceduto allo studio e alla messa a punto di tali processi;
- è in fase di ultimazione la quantificazione degli effetti principali dell'applicazione dei nuovi principi sui saldi patrimoniali alla data di transizione e sui dati comparativi dell'esercizio 2004.

Sulla base del lavoro svolto si espongono di seguito i principali effetti che porterà l'introduzione di questi principi sul bilancio del Gruppo Campari.

È opportuno sottolineare che tale analisi, non esaustiva, si focalizza sui punti di maggiore interesse e rilevanza per il Gruppo alla data del presente bilancio.

Schemi di bilancio

Lo IAS 1 (IAS 1 "Presentazione del bilancio"), non prevede l'ordine o lo schema con il quale le voci devono essere esposte nei prospetti di bilancio, ma si limita a fornire una lista di voci così diverse per natura o destinazione da richiedere una separata esposizione nei prospetti; a tal fine presenta alcuni schemi alternativi, a puro scopo illustrativo, in allegato al principio.

La struttura scelta dal Gruppo Campari corrisponderà, con qualche modifica, all'attuale bilancio in formato riclassificato, fino adesso pubblicato in allegato alla relazione sulla gestione, ovvero:

- lo stato patrimoniale sarà basato sulla distinzione delle attività e passività tra correnti e non correnti;
- il conto economico sarà classificato per destinazione.

Si ritiene che questa rappresentazione rifletta al meglio gli elementi che hanno determinato il risultato economico dell'impresa nonché la sua struttura patrimoniale e finanziaria, rispetto agli schemi più propriamente "civilistici" attualmente utilizzati nei prospetti di bilancio consolidato e commentati in nota integrativa.

Comunque, dato che alcune informazioni disponibili negli attuali schemi "civilistici", ad esempio l'analisi dei costi per natura, sono utili anche per prevedere i futuri flussi finanziari, verrà fornita nelle note un'ulteriore informativa al riguardo.

Sarà altresì necessaria qualche modifica ai prospetti riclassificati attualmente utilizzati per adeguarsi a quanto richiesto dallo IAS 1; ad esempio non è più prevista la categoria di "oneri e proventi straordinari" che figureranno quindi al di sopra del risultato operativo.

Informativa di settore

Per quanto riguarda l'informativa di settore richiesta dallo IAS 14 (IAS 14 "Informativa di settore"), il Gruppo, conformemente alla propria struttura organizzativa e informativa, e in base alla fonte principale e alla natura dei rischi e dei benefici dell'impresa, ha identificato come schema primario di informativa quello per attività, mentre l'informazione secondaria sarà quella geografica sulla base della localizzazione dei clienti.

Ciò è coerente con le informazioni finora presentate nella relazione degli amministratori sulla gestione, a livello di analisi delle vendite e della redditività.

Tali informazioni, che a livello economico sono richieste anche nelle relazioni infrannuali, saranno completate nel bilancio annuale con un'analisi per settore di alcune voci patrimoniali, come richiesto dallo stesso IAS 14.

Perimetro di consolidamento

I criteri di consolidamento previsti dallo IAS 27 (IAS 27 "Bilancio consolidato e contabilizzazione delle partecipazioni in controllate") differiscono rispetto alla normativa italiana soprattutto per l'impossibilità di escludere dal consolidamento alcune società che svolgano un'attività disomogenea, di entità irrilevante per il Gruppo e per le quali sia difficile ottenere informazioni contabili in tempi ragionevoli.

Al fine di uniformarsi ai nuovi principi, già dal 1 gennaio 2004 sono rientrate nel perimetro di consolidamento del Gruppo le società Qingdao Sella & Mosca Winery Co. Ltd e Société Civile du Domaine de la Margue, precedentemente escluse dal perimetro stesso e valutate con il metodo del patrimonio netto.

Non si segnalano invece differenze per quanto concerne i metodi di valutazione delle *joint-venture* e delle società collegate già oggi valutate con il metodo del patrimonio netto.

Fair value

Gli IAS introducono un metodo di valutazione, cosiddetto "valore equo", o *fair value*.

Tale metodo è consentito come metodo alternativo al costo storico per alcune voci di bilancio (ad esempio le immobilizzazioni materiali o immateriali), mentre viene imposto per altre voci di bilancio (ad esempio alcune attività e passività finanziarie) o in alcune situazioni (ad esempio per gli *asset* derivanti da aggregazioni o acquisizioni di imprese).

Nei casi in cui venga data la facoltà di mantenere il costo storico quale metodo di valutazione, il Gruppo Campari ha optato per tale scelta.

Pertanto come ammesso dal IFRS1 (IFRS 1 "Prima adozione degli *International Financial Reporting Standards*"), alle immobilizzazioni materiali ed immateriali, ove ancora rilevanti ai fini IAS, verrà data continuità rispetto al valore ad esse attribuito secondo i principi nazionali.

Per quanto riguarda le acquisizioni effettuate in passato, il Gruppo ha deciso di avvalersi dell'esenzione concessa dal già citato IFRS 1 all'applicazione retrospettiva del IFRS 3 (IFRS 3 "Aggregazioni di imprese").

Questo principio richiederebbe infatti, tra l'altro, la contabilizzazione delle attività e passività della società acquisita al valore equo (*"fair value"*).

Avviamento e differenze di consolidamento

Come richiesto dallo IAS 38 (IAS 38 "Attività immateriali"), i valori dei marchi aventi vita utile indefinita e delle differenze di consolidamento non saranno più ammortizzati; i valori patrimoniali di riferimento saranno quindi i valori netti al 31 dicembre 2003, mentre gli ammortamenti fatti nel presente bilancio al 31 dicembre 2004 verranno eliminati dal conto economico IAS dell'anno 2004, che sarà posto a raffronto dei dati del 2005.

Su base almeno annuale verranno effettuati internamente dei test di *impairment*, come richiesto dallo IAS 36 (IAS 36 "Riduzione durevole di valore delle attività") ai fini dell'identificazione di un eventuale perdita di valore delle attività stesse.

È opportuno sottolineare che alcune acquisizioni hanno generato localmente dei valori deducibili connessi al *goodwill* derivante dalle operazioni stesse.

Con l'applicazione degli IAS, e la conseguente eliminazione di tali ammortamenti, tale effetto fiscale sarà eliminato.

IAS 32 ("Strumenti finanziari: Esposizione nel bilancio e informazioni integrative") e IAS 39 ("Strumenti finanziari: rilevazione e valutazione)

È stata data la facoltà di applicare questi principi, emessi solo nel mese di dicembre 2004, a partire dal 1 gennaio 2005; il Gruppo Campari ha aderito a tale opportunità, che consente di non rivedere la valutazione di tutte le attività e passività finanziarie già dal 1 gennaio 2004. In ogni caso, le differenze sul bilancio del Gruppo, a partire dal 1 gennaio 2005, saranno le seguenti:

- *Azioni proprie*
  Lo IAS 32 prevede che tali azioni non siano classificate all'attivo di bilancio, ma stabilisce che esse debbano essere portate a riduzione del patrimonio netto.
- *Valutazione degli strumenti derivati di copertura e delle eventuali operazioni sottostanti*
  Lo IAS 39 prevede la valutazione degli strumenti derivati al *fair value*, con la contabilizzazione a conto economico delle variazioni di tale valore.
  Nel caso in cui tali strumenti derivati siano designati come strumenti di copertura (solo se sono soddisfatte alcune condizioni, sia di documentazione che di *test* di efficacia delle coperture stesse), la contabilizzazione

di queste operazioni comporta una rilevazione simmetrica degli effetti sull'utile o sulla perdita netta derivante dai cambiamenti di *fair value* dello strumento di copertura e del relativo strumento coperto.
In particolare, vi sono tre tipologie di operazioni di copertura identificate dagli IAS che comportano un diversa contabilizzazione:

(a) copertura del *fair value (fair value hedging)*: si tratta di una copertura dell'esposizione ai cambiamenti di *fair value* di una attività o di una passività rilevata;

(b) copertura del flusso finanziario *(cash flow hedging)*: è costituita da una copertura dell'esposizione alla variabilità dei flussi finanziari, attribuibile a un particolare rischio associato a una attività o passività rilevata (quali i pagamenti di interessi futuri variabili su un debito) o a una operazione prevista (quale un acquisto o una vendita programmata in anticipo);

(c) copertura di un investimento netto in una entità estera.

Il Gruppo utilizza in vario modo queste diverse tipologie di copertura; in particolare:

- rientrano nel primo caso, tra le coperture del *fair value*, gli strumenti derivati accesi dalla Capogruppo Davide Campari-Milano S.p.A. e da Redfire, Inc. a fronte del prestito obbligazionario e del *private placement*, entrambi emessi sul mercato americano ad un tasso di interesse fisso;
- rientrano nel secondo caso, tra le coperture del flusso finanziario, quelle effettuate da Campari International S.A.M. volte a coprire i flussi valutari in entrata derivanti dalla proprie vendite.

Stock option

Il nuovo principio IFRS 2 ("*Share-based payments*") stabilisce che, nel caso in cui l'azienda utilizzi piani di *stock option* a favore dei propri dipendenti, debba essere riconosciuto a conto economico un costo che rifletta il valore del servizio ricevuto.

Tale valore è assimilato a quello dell'opzione concessa al dipendente, calcolato al momento stesso in cui è stata deliberata l'operazione, e viene ripartito in modo uniforme su tutta la durata del piano.

Il principio è facoltativo per i piani, o revisioni di piani, deliberati prima del 7 novembre 2002; la Capogruppo Davide Campari-Milano S.p.A. ha quindi deciso di avvalersi di tale facoltà per la parte originaria del piano deliberata nel 2001, scadente nel 2006.

Al contrario rientra nell'ambito di applicazione del principio l'estensione del piano deliberata nel 2004 e scadente nel 2009 i cui effetti nel conto economico saranno considerati a partire dal 1 gennaio 2004.

IAS 19 ("Benefici per i dipendenti")

Nell'ambito dello IAS 19 assume particolare rilevanza il tema del fondo Trattamento Fine Rapporto presente nei bilanci delle società italiane del Gruppo.

Tale fondo rientrerebbe tra i cosiddetti "altri benefici a lungo termine", e l'importo iscritto tra le passività dovrebbe essere il valore attuale dell'obbligazione alla data di bilancio stimato in base ad un calcolo attuariale.

Pur in presenza di alcune incertezze sull'applicabilità di tale criterio al TFR, la Capogruppo Davide Campari-Milano S.p.A. ha predisposto quanto necessario per un calcolo del fondo in conformità all'attuale interpretazione.

Capitalizzazione costi immateriali

La capitalizzazione dei costi di impianto e ampliamento tra le immobilizzazioni immateriali non è più consentita ai fini IAS.

Tali spese, ove capitalizzate, verranno quindi riversate nelle riserve di apertura dello stato patrimoniale IAS al 1 gennaio 2004 o, se capitalizzate nel 2004, spesate a conto economico.

Inoltre lo IAS 32 citato precedentemente stabilisce che i costi connessi con l'emissione di strumenti finanziari devono essere allocati a riduzione della corrispondente voce di debito o di patrimonio netto. Ne deriva che le spese connesse ad aumenti di capitale sociale da parte delle società del Gruppo, al netto di eventuali effetti fiscali, verranno portate a riduzione del capitale stesso mentre le spese relative all'emissione del prestito

obbligazionario e del *private placement*, sostenute rispettivamente dalla Capogruppo Davide Campari-Milano S.p.A. e da Redfire, Inc., verranno portate a riduzione dei debiti finanziari stessi.

Il calcolo dei debiti finanziari secondo il costo ammortizzato sarà basato sulla misurazione del tasso di interesse effettivo, indicato dallo IAS 39 già citato, al fine di determinare l'onere finanziario da allocare al conto economico del periodo.

Leasing

Lo IAS 17 (IAS 17 "Leasing") stabilisce che il *leasing* finanziario è, da un punto di vista sostanziale, una forma di finanziamento garantito dal mantenimento in capo al concedente della proprietà del bene.

All'atto della stipulazione del contratto, il locatario dovrebbe quindi iscrivere il bene tra le proprie immobilizzazioni materiali con correlativa iscrizione al passivo di un debito verso il concedente di pari importo, registrando successivamente a conto economico la quota di ammortamento del bene stesso e gli oneri finanziari derivanti dall'operazione.

Tale metodologia è attualmente seguita a livello di bilancio consolidato in quanto già raccomandata dall'attuale principio contabile n.17 sul bilancio consolidato.

Questa differenza di principio sarà invece recepita sul bilancio di esercizio IAS della Capogruppo Davide Campari-Milano S.p.A., che sarà pubblicato dal 2006.

Attualmente il *leasing* finanziario viene contabilizzato nel bilancio di esercizio come un normale contratto di locazione, come richiesto dall'attuale ordinamento civilistico e fiscale.

Relazioni infrannuali e incarico alla società di revisione

La Consob ha reso noto, in un documento di consultazione del 17 febbraio 2005, il *timing* per l'applicazione dei nuovi principi contabili IAS nell'ambito delle relazioni infrannuali del 2005. In particolare, lo IAS 34 ("Bilanci intermedi") disciplina i criteri contabili e l'informativa di queste relazioni secondo i nuovi principi.

L'*authority* di vigilanza ha proposto l'introduzione progressiva dei nuovi principi; in particolare, con riferimento ai criteri di valutazione e misurazione:

- per la prima trimestrale (per il Gruppo Campari per la trimestrale al 31 marzo 2005) è consentito "*l'utilizzo dei criteri di valutazione e misurazione stabiliti dalla previgente normativa per la predisposizione dei prospetti contabili*";
- per la seconda trimestrale (per il Gruppo Campari per la semestrale al 30 giugno 2005) "*è richiesta l'applicazione dei criteri di valutazione e misurazione stabiliti dai principi contabili internazionali*", a meno di impossibilità ad applicare tali nuove disposizioni.

Per quanto riguarda le note di commento e il contenuto delle relazioni:

- per la prima relazione trimestrale possono essere seguite le attuali norme previste dall'allegato 3D del Regolamento Emittenti, mentre gli emittenti che scelgono di predisporre la relazione trimestrale secondo gli IAS/IFRS possono ampliare l'informativa fornita uniformandosi alle disposizioni previste dallo IAS 34;
- per la semestrale è richiesta l'applicazione integrale delle disposizioni stabilite dallo IAS 34; solo in caso di impossibilità di applicazione dei nuovi principi, è consentito l'uso dei criteri di valutazione della previgente normativa, ma è richiesto un prospetto di riconciliazione chiaro e analitico sulla natura e l'ammontare delle principali rettifiche apportate ai valori presentati rispetto ai valori derivanti dall'applicazione degli IAS.

Pertanto, sulle base delle precedenti raccomandazioni, il Gruppo Campari intende avvalersi della facoltà di redazione della prima trimestrale con i criteri di valutazione e i contenuti stabiliti dalla previgente normativa.

Si uniformerà a quanto richiesto dallo IAS 34 alla data di pubblicazione della relazione semestrale al 30 giugno 2005.

È in corso di conferimento l'incarico alla società di revisione, nei termini che saranno indicati in via definitiva da Consob, per la revisione contabile dei saldi di apertura alla data di transizione e dei dati comparativi del 2004.

EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

Acquisto di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC

Il 25 febbraio 2005, la Capogruppo Davide Campari-Milano S.p.A. ha annunciato di avere perfezionato l'acquisto di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC tramite l'esercizio di una *call option*, secondo i termini stipulati nel gennaio 2002 al momento dell'acquisto della partecipazione di maggioranza nella stessa società.

La partecipazione è stata ceduta da società facenti capo a Maurice Kanbar, fondatore di Skyy Spirits, LLC nel 1992 e azionista di controllo fino a gennaio 2002.

In questo modo la partecipazione del Gruppo in Skyy Spirits, LLC sale al 89%.

Il corrispettivo dell'operazione, pagato in contanti, è stato pari a US$ 156,6 milioni (corrispondente a circa € 118 milioni al tasso di cambio corrente alla data dell'operazione).

L'esercizio della *call option* è avvenuto, in base ai termini previsti dal contratto, a un prezzo pari a 10 volte l'utile ante imposte *pro-quota* realizzato da Skyy Spirits, LLC nell'esercizio 2004.

L'acquisizione, avvenuta tramite Redfire, Inc., è stata finanziata in parte con mezzi propri e in parte con indebitamento bancario.

Il restante 11% del capitale di Skyy Spirits, LLC è detenuto dal *management team* della società.

Si ricorda che il contratto stipulato nel gennaio 2002 prevede altresì un meccanismo di opzioni reciproche *call / put* concesse rispettivamente a Redfire, Inc. e al *management team* per l'acquisto / vendita della partecipazione detenuta dal *management team* a un prezzo compreso tra 5 e 15 volte l'utile ante imposte medio *pro-quota* realizzato da Skyy Spirits, LLC nel periodo 2002-2006.

L'opzione è esercitabile dopo il 31 gennaio 2007.

Area di Sesto SanGiovanni

Sono in corso trattative con l'amministrazione comunale di Sesto San Giovanni per addivenire alla riconversione urbanistica dell'area, volta a consentire l'edificazione del nuovo *headquarter* della Capogruppo Davide Campari-Milano S.p.A..

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Nell'esercizio chiuso al 31 dicembre 2004, il Gruppo ha conseguito ancora una volta risultati complessivamente più che soddisfacenti, in un contesto macroeconomico certamente non favorevole e nonostante il forte impatto negativo di fattori esogeni specifici sui mercati degli *spirit* e dei *soft drink*.

Per l'anno in corso, le previsioni economiche relative alle aree di rilevanza strategica per il Gruppo sembrano sostanzialmente confermare le tendenze in atto, di crescita modesta per l'area Euro e di uno sviluppo più sostenuto per gli Stati Uniti e soprattutto per il Brasile.

Per quanto concerne l'andamento dei cambi ed in particolare del Dollaro USA, nonostante lo stato di buona salute dell'economia locale, il combinato effetto dei *deficit* statale e commerciale americano rende poco probabile nel breve termine una rivalutazione del Dollaro USA nei confronti dell'Euro, che consenta di recuperare almeno in parte la redditività perduta a seguito della svalutazione in corso dal 2001.

In ogni caso, quando si attraversano fasi economiche oggettivamente difficili, a volte si è anche portati a sottovalutare la grande potenzialità dei propri marchi; al contrario, quando questi marchi sono realmente solidi, cioè veri *leader* di mercato o comunque *brand* caratterizzati da un chiaro vantaggio competitivo percepito sia dal consumatore che dai distributori, essi possono rappresentare una grande risorsa per la società che li possiede.

Senza volere indulgere in un ingiustificato ottimismo, il Gruppo Campari ritiene di trovarsi in questa situazione e di avere nei propri marchi un oggettivo punto di forza; di conseguenza guarda con fiducia all'evoluzione del *business* per il 2005 e più in generale per il medio termine e prevede di continuare a conseguire una soddisfacente crescita del *business*.

ALLEGATI

Stato patrimoniale riclassificato

(€ migliaia)	31 dicembre 2004	31 dicembre 2003
Attività		
Attività correnti		
Cassa e banche	239.483	133.583
Titoli negoziabili	6.467	1.910
Crediti finanziari, quota a breve	512	781
Crediti verso clienti, al netto del fondo svalutazione e dei premi di fine anno (*)	173.129	174.238
Crediti per contributi attivi su costi promozionali	7.606	4.614
Crediti fiscali	10.357	9.893
Imposte anticipate	15.201	15.792
Rimanenze	114.410	106.363
Altre attività correnti	19.802	24.349
Totale attività correnti	**586.967**	**471.523**
Attività non correnti		
Immobilizzazioni materiali nette	156.923	152.427
Avviamento, al netto dell'ammortamento	519.715	552.198
Altre immobilizzazioni immateriali, al netto dell'ammortamento	29.356	19.379
Partecipazioni	642	7.822
Azioni proprie	29.780	31.000
Altre attività	5.035	5.771
Totale attività non correnti	**741.451**	**768.597**
Totale attività	**1.328.418**	**1.240.120**
Passività e patrimonio netto		
Passività correnti		
Debiti verso banche	56.686	30.112
Leasing immobiliare	2.942	0
Private placement	2.940	
Debiti verso altri finanziatori		1
Debiti verso fornitori (*)	142.108	127.580
Imposte sul reddito	1.094	14.186
Debiti verso l'Erario	19.365	18.737
Altre passività correnti	45.007	45.206
Totale passività correnti	**270.142**	**235.822**
Passività non correnti		
Trattamento di fine rapporto	15.154	15.628
Debiti verso banche	3.580	3.863
Leasing immobiliare	22.004	0
Debiti verso obbligazionisti	257.954	257.954
Private placement	122.023	134.600
Debiti verso altri finanziatori	1.625	1.625
Debiti verso l'Erario *non correnti*	1.789	2.018
Imposte differite	17.858	15.979
Altre passività non correnti	16.049	19.752
Interessi di minoranza	4.268	4.668
Totale passività non correnti	**462.304**	**456.087**
Patrimonio netto		
Capitale	29.040	29.040
Riserve	566.932	519.171
Totale patrimonio netto	**595.972**	**548.211**
Totale passività e patrimonio netto	**1.328.418**	**1.240.120**

(*) inclusi i crediti e debiti verso società collegate di natura commerciale

Conto economico riclassificato

(€ migliaia)	31 dicembre 2004	31 dicembre 2003
Vendite nette	**779.204**	**714.148**
Costo dei materiali	(264.173)	(256.330)
Costi di produzione	(52.472)	(44.907)
Totale costo del venduto	(316.645)	(301.237)
Margine lordo	**462.559**	**412.911**
Pubblicità e promozioni	(159.502)	(143.748)
Costi di vendita e distribuzione	(83.943)	(76.077)
Margine commerciale	**219.114**	**193.086**
Spese generali e amministrative	(53.260)	(46.851)
Altri ricavi operativi	1.822	6.912
Ammortamento di avviamento e marchi	(35.133)	(28.458)
Risultato operativo = EBIT prima dei costi non ricorrenti	**132.543**	**124.689**
Costi non ricorrenti	(2.767)	(2.477)
Risultato operativo = EBIT	**129.777**	**122.212**
Proventi (oneri) finanziari netti	(8.296)	(8.843)
Utili (perdite) su cambi netti	(546)	1.622
Altri proventi (oneri) non operativi	2.225	23.130
Utile prima delle imposte	**123.159**	**138.121**
Interessi di minoranza	(16.954)	(17.851)
Utile prima delle imposte del Gruppo	**106.205**	**120.270**
Imposte	(36.911)	(40.448)
Utile netto	**69.294**	**79.822**
EBITDA prima dei costi non ricorrenti	**186.321**	**171.674**
EBITDA	**183.554**	**169.197**
EBITA prima dei costi non ricorrenti	**167.676**	**153.147**
EBITA	**164.909**	**150.670**

Rendiconto finanziario consolidato

(€ migliaia)	31 dicembre 2004 a perimetro costante	31 dicembre 2003 a perimetro costante
Flusso di cassa da attività operative		
Utile ante imposte	106.441	120.171
Ammortamenti	53.778	46.984
Plusvalenze da cessioni di immobilizzazioni	(1.532)	(34.447)
Altre voci che non determinano movimenti di cassa	1.807	10.512
Utilizzo di fondi	(2.633)	(4.080)
Imposte di esercizio, correnti e differite	(37.147)	(40.349)
Variazioni del fondo trattamento di fine rapporto	(474)	(63)
Imposte differite	5.153	3.180
Variazioni debiti e crediti fiscali, anche differiti	(16.098)	5.297
Altre variazioni in crediti e debiti, escluso capitale circolante	1.667	(522)
Variazioni capitale circolante netto:		
Crediti verso clienti	(115)	(19.013)
Rimanenze	(7.715)	(6.339)
Debiti verso fornitori	15.065	(5.409)
Crediti per contributi attivi su costi promozionali	(2.993)	
Totale variazioni capitale circolante netto	**4.243**	**(30.761)**
Flusso di cassa generato dalle attività operative	**115.205**	**75.921**
Flusso di cassa da attività di investimento		
Acquisizione immobilizzazioni materiali	(15.899)	(28.414)
Variazione debiti verso fornitori per immobilizzazioni (Novi Ligure)		(17.020)
Proventi da cessioni di immobilizzazioni materiali	2.551	40.332
Acquisizione immobilizzazioni immateriali	(14.314)	(7.447)
Acquisizione di nuove controllate	(2.829)	(155.604)
Variazione netta partecipazioni	163	270
Acquisto azioni proprie	1.220	
Variazione netta dei titoli	(4.557)	2.325
Variazione dei crediti finanziari	1.005	58
Variazione patrimonio netto di terzi	(400)	745
Flusso di cassa generato dalle attività di investimento	**(33.060)**	**(164.756)**
Flusso di cassa da attività di finanziamento:		
Accensione *leasing*	27.564	
Rimborso debito per *leasing*	(2.618)	(14.208)
Variazione netta dei debiti verso banche a breve termine	26.574	(89.995)
Interessi su prestiti obbligazionari e *private placement*	489	1.074
Emissione prestito obbligazionario		257.954
Variazione netta debiti finanziari - quota non corrente	(283)	(1.060)
Dividendi	(24.675)	(24.675)
Flusso di cassa generato dalle attività di finanziamento	**27.051**	**129.090**
Differenze cambio su capitale circolante netto	2.789	4.120
Altre differenze cambio e altri movimenti	(6.085)	(14.273)
Differenze cambio e altri movimenti	**(3.296)**	**(10.153)**
Aumento (diminuzione) netta cassa e banche	**105.901**	**30.103**
Cassa e banche all'inizio dell'esercizio	133.583	103.480
Cassa e banche alla fine dell'esercizio	**239.484**	**133.583**


APEROL

BILANCIO CONSOLIDATO AL 31 DICEMBRE 2004

PROSPETTI DI BILANCIO

Conto economico

(€ migliaia)	31 dicembre 2004	31 dicembre 2003
A Valore della produzione		
1 Ricavi delle vendite e delle prestazioni	935.818	851.991
2 Variazione rimanenze di prodotti in corso, semilavorati e finiti	3.576	2.113
4 Incrementi di immobilizzazioni per lavori interni	1.102	845
5 Altri ricavi e proventi (di cui contributi in conto esercizio=0)	31.346	36.513
Totale valore della produzione	**971.842**	**891.462**
B Costi della produzione		
6 Per materie prime, sussidiarie, di consumo e merci	290.766	297.801
7 Per servizi	257.175	228.465
8 Per godimento di beni di terzi	8.113	5.439
9 Per il personale		
a) Salari e stipendi	57.044	50.731
b) Oneri sociali	13.320	12.422
c) Trattamento di Fine Rapporto	2.237	1.693
d) Trattamento di quiescenza e simili	214	193
e) Altri costi	1.908	3.419
10 Ammortamenti e svalutazioni		
a) Ammortamento delle immobilizzazioni immateriali	38.043	31.565
b) Ammortamento delle immobilizzazioni materiali	15.735	15.419
c) Altre svalutazione delle immobilizzazioni	0	0
d) Svalutazione crediti dell'attivo circolante e delle disponibilità liquide	527	456
11 Variazione rimanenze materie prime, sussidiarie di consumo e merci	–2.290	–4.621
12 Accantonamenti per rischi	1.219	1.075
13 Altri accantonamenti	5	0
14 Oneri diversi di gestione	159.654	127.334
Totale costi della produzione	**843.670**	**771.391**
Differenza tra valore e costi della produzione	**128.172**	**120.071**
C Proventi e oneri finanziari		
15 Proventi da partecipazioni		
c Altre imprese	0	71
16 Altri proventi finanziari		
a da crediti iscritti nelle immobilizzazioni		
4) Altre imprese	1	18
c da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni	13.464	1.536
d Proventi diversi		
2) Imprese collegate	68	68
4) Altre imprese	23.333	14.714
17 Interessi e altri oneri finanziari		
d Altre imprese	–45.082	–22.646
17*bis* Utili e perdite su cambi	–546	–828
Totale proventi e oneri finanziari	**–8.762**	**–7.067**
D Rettifiche di valore di attività finanziarie		
18 Rivalutazioni		
a) di partecipazioni	19	33
19 Svalutazioni		
a) di partecipazioni	0	–643
Totale rettifiche di valore di attività finanziarie	**19**	**–610**
E Proventi e oneri straordinari		
20 Proventi		
a) Proventi straordinari	5.736	3.581
b) Plusvalenze	1.532	34.447
21 Oneri		
a) Oneri straordinari	–3.270	–12.213
b) Minusvalenze	–2	–5
c) Imposte relative a esercizi precedenti	–30	–183
Totale proventi e oneri straordinari	**3.966**	**25.627**
Risultato prima delle imposte	**123.395**	**138.021**
22 Imposte sul reddito del periodo		
Imposte correnti	31.994	37.169
Imposte differite	5.153	3.180
Totale Imposte sul reddito	**37.147**	**40.349**
Risultato del periodo	**86.248**	**97.672**
Risultato netto di competenza di terzi	**16.954**	**17.850**
Risultato del Gruppo	**69.294**	**79.822**

Stato patrimoniale

(€ migliaia)		31 dicembre 2004	31 dicembre 2003
Attivo			
A	**Crediti verso soci per versamenti ancora dovuti**	0	0
B	**Immobilizzazioni, con separata indicazione di quelle concesse in locazione finanziaria**		
I	**Immateriali**		
1	Costi di impianto e di ampliamento	2.208	2.665
3	Diritti di brevetto industriale, utilizzo delle opere dell'ingegno	2.684	1.749
4	Concessioni, licenze, marchi e diritti simili	20.856	11.160
5	Differenza da consolidamento	519.715	552.198
6	Immobilizzazioni in corso e acconti	251	787
7	Altre	3.357	3.018
		549.071	**571.577**
II	**Materiali**		
1	Terreni e fabbricati	78.377	76.975
2	Impianti e macchinari	61.318	59.993
3	Attrezzature industriali e commerciali	2.879	2.137
4	Altri beni	5.752	4.768
5	Immobilizzazioni in corso e acconti	8.597	8.554
		156.923	**152.427**
III	**Finanziarie**		
1	Partecipazioni:		
a	Imprese controllate	0	7.026
b	Imprese collegate	385	584
d	Altre imprese	257	212
2	Crediti		
d	Verso altre imprese		
	entro 12 mesi	512	554
	oltre 12 mesi	1.131	1.447
3	Altri titoli - entro 12 mesi		227
4	Azioni proprie	29.780	31.000
		32.065	**41.050**
Totale immobilizzazioni		**738.059**	**765.054**
C	**Attivo circolante**		
I	**Rimanenze**		
1	Materie prime, sussidiarie e di consumo	35.299	33.349
2	Prodotti in corso di lavorazione e semilavorati	29.455	21.998
4	Prodotti finiti e merci	48.001	50.704
5	Acconti	1.655	312
		114.410	**106.363**
II	**Crediti**		
1	Verso clienti - entro 12 mesi	169.407	171.840
3	Verso imprese collegate - entro 12 mesi	7.934	9.690
4	Verso imprese controllanti - entro 12 mesi		6
4 *bis*	Crediti tributari - entro 12 mesi	10.357	9.893
4 *ter*	Imposte anticipate - entro 12 mesi	15.201	15.792
5	Verso altri		
	entro 12 mesi	15.844	17.862
	oltre 12 mesi	3.904	4.324
		222.647	**229.407**
III	**Attività finanziarie che non costituiscono immobilizzazioni**		
6	Altri titoli	6.467	1.910
		6.467	**1.910**
IV	**Disponibilità liquide**		
1	Depositi bancari e postali	239.394	133.535
2	Assegni	12	10
3	Denaro e valori in cassa	77	38
		239.483	**133.583**
Totale attivo circolante		**583.007**	**471.263**
D	**Ratei e risconti**		
2	Altri		
	a) Ratei attivi	6.768	7.785
	b) Risconti attivi	2.282	1.504
Totale ratei e risconti		**9.050**	**9.289**
Totale attivo		**1.330.116**	**1.245.606**

Stato patrimoniale

(€ migliaia)		31 dicembre 2004	31 dicembre 2003
Passivo e patrimonio netto			
A	**Patrimonio netto**		
I	Capitale	29.040	29.040
II	Riserva da sovrapprezzo azioni	0	0
III	Riserva di rivalutazione	0	0
IV	Riserva legale	5.808	5.808
V	Riserva statutarie		
VI	Riserva per azioni proprie in portafoglio	29.780	31.000
VII	Altre riserve	454.030	402.541
VIII	Utili (perdite) portati a nuovo	8.020	0
IX	Utile (perdita) d'esercizio	69.294	79.822
Totale patrimonio netto di pertinenza del Gruppo		**595.972**	**548.211**
	Di spettanza di terzi		
	Capitale e riserve	−12.686	−13.182
	Utile (perdita) dell'esercizio	16.954	17.850
Totale patrimonio netto di pertinenza di terzi		**4.268**	**4.668**
Totale patrimonio netto		**600.240**	**552.879**
B	**Fondi per rischi ed oneri**		
1	Fondi trattamento per quiescenza e obblighi simili	4.301	3.574
2	Fondi per imposte	1.789	2.018
2b	Fondi per imposte differite	17.858	15.979
3	Altri accantonamenti	11.748	16.178
Totale fondi per rischi ed oneri		**35.696**	**37.749**
C	**Trattamento di fine rapporto di lavoro subordinato**	**15.154**	**15.628**
D	**Debiti**		
1	Obbligazioni		
	oltre 12 mesi	257.954	257.954
4	Debiti verso banche		
	entro 12 mesi	59.628	30.112
	oltre 12 mesi	25.584	3.863
5	Debiti verso altri finanziatori		
	entro 12 mesi	2.940	1
	oltre 12 mesi	123.648	136.225
6	Acconti - entro 12 mesi	1	232
7	Debiti verso fornitori - entro 12 mesi	140.559	130.465
10	Debiti verso imprese collegate - entro 12 mesi	3.247	2.601
12	Debiti tributari - entro 12 mesi	20.459	32.923
13	Debiti verso istituti di previdenza e sicurezza sociale - entro 12 mesi	4.544	4.437
14	Altri debiti - entro 12 mesi	19.828	19.328
Totale debiti		**658.392**	**618.141**
E	**Ratei e risconti passivi**		
2	Altri		
	a) Ratei passivi	12.079	12.703
	b) Risconti passivi	8.555	8.506
Ratei e risconti passivi		**20.634**	**21.209**
Totale passivo		**1.330.116**	**1.245.606**
	Conti d'ordine		
1	Garanzie verso altre imprese	50.138	37.007
2	Impegni verso altre imprese	14.171	18.514
3	Rischi verso altre imprese	202	87
Totale conti d'ordine		**64.511**	**55.608**

NOTA INTEGRATIVA

Struttura e contenuto del bilancio consolidato

Il bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa, è stato redatto in conformità alla normativa civilistica ai sensi del D.Lgs. 9 aprile 1991 n. 127.

Le norme di legge sulla base delle quali il bilancio è stato redatto sono state integrate e interpretate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

Per ogni singola voce dello stato patrimoniale e del conto economico è stato indicato il corrispondente importo del bilancio consolidato precedente chiuso al 31 dicembre 2003.

I prospetti di bilancio, le tabelle della nota integrativa e gli allegati al bilancio sono espressi in migliaia di €, mentre, ove non diversamente indicato, i commenti della nota integrativa e la relazione sulla gestione sono espressi in milioni di €.

Area di consolidamento

Il bilancio consolidato comprende, oltre al bilancio della Capogruppo Davide Campari-Milano S.p.A., i bilanci al 31 dicembre 2004 delle imprese nelle quali la Capogruppo Davide Campari-Milano S.p.A. detiene il controllo ai sensi dell'articolo 2359, 1° e 2° comma, cod. civ.

L'elenco delle imprese incluse nell'area di consolidamento è fornito in allegato.

Successivamente al 31 dicembre 2003, sono avvenute le seguenti variazioni nel perimetro di consolidamento del Gruppo:

- Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile du Domaine de la Margue, controllate da Sella & Mosca S.p.A. rispettivamente al 93,66% e al 100%, sono state consolidate con il metodo integrale, mentre venivano precedentemente incluse con il metodo del patrimonio netto;
- Koutsikos S.A., acquisita nel mese di gennaio da N. Kaloyannis Bros. S.A., è stata consolidata dalla data di acquisizione;
- Sovinac S.A. è uscita dal perimetro di consolidamento per avvenuta cessione;
- Longhi & Associati S.r.l. è entrata nel perimetro di consolidamento al seguito dell'acquisto di un'ulteriore quota del 30% nel mese di dicembre 2004, che ha portato la partecipazione del Gruppo al 70%.

Rispetto allo scorso esercizio posto a raffronto si ricorda inoltre che l'acquisizione di Barbero 1891 S.p.A. è avvenuta nel mese di dicembre 2003 e pertanto tale società risultava inclusa nello stato patrimoniale del Gruppo al 31 dicembre 2003, mentre gli effetti sul conto economico consolidato riguardavano il solo mese di dicembre.

Principi di consolidamento

I bilanci delle controllate comprese nell'area di consolidamento e consolidati con il metodo dell'integrazione globale vengono recepiti, per ogni posta del bilancio, nel loro importo globale, prescindendo dalla percentuale di possesso azionario del Gruppo.

I bilanci utilizzati per il consolidamento sono i bilanci d'esercizio al 31 dicembre 2004 delle singole società, già approvati dalle assemblee o predisposti dagli organi amministrativi per l'approvazione, riclassificati e rettificati per uniformarsi ai principi contabili e ai criteri di presentazione adottati dalla Capogruppo.

Consolidamento delle partecipazioni

Le differenze negative che si riscontrano tra i valori di carico delle partecipazioni iscritte in bilancio e i patrimoni netti delle singole imprese partecipate alla fine dell'esercizio confluiscono nella voce Riserva di consolidamento.

Le differenze positive, se determinate da un effettivo maggior valore di immobilizzazioni materiali o immateriali delle imprese, vengono attribuite in aumento delle immobilizzazioni interessate, mentre l'eventuale residuo positivo viene iscritto in una voce dell'attivo denominata "differenza da consolidamento".

Poste intersocietarie

Gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, vengono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Dividendi e imposte

I dividendi incassati da società consolidate sono eliminati.

Le imposte non recuperabili relative ai dividendi da controllate che si prevede verranno distribuiti alla Capogruppo Davide Campari-Milano S.p.A. vengono adeguatamente appostate.

Criteri e cambi applicati nella conversione dei bilanci

La conversione in € dei bilanci espressi in valute diverse dalla moneta di conto (€) è effettuata come segue:

- le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio; le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in Euro delle poste di natura reddituale e patrimoniale dei bilanci delle società estere non appartenenti all'area Euro sono imputate alla riserva del patrimonio netto "riserva conversione bilanci in valuta";
- le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla "riserva conversione bilanci in valuta".

I tassi di cambio applicati sono i seguenti:

periodo chiuso al:	31 dicembre 2004		31 dicembre 2003	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,2433	1,3604	1,1309	1,2630
Franco svizzero	1,5440	1,5440	1,5208	1,5579
Real brasiliano	3,6340	3,6682	3,4712	3,6627
Pesos uruguayano	35,6909	36,9756	31,1722	36,0649
Renmimbi cinese	10,2944	11,2641	9,3615	10,4576
Sterlina inglese	0,6585	0,7088	0,6919	0,7048

Quote di azionisti terzi

L'importo del capitale e delle riserve delle imprese incluse nell'area di consolidamento corrispondente a partecipazioni di terzi, è iscritto in una voce del patrimonio netto denominata "capitale e riserve di pertinenza di terzi".

La parte del risultato economico consolidato corrispondente a partecipazioni di terzi è iscritta in una voce denominata "risultato netto di competenza di terzi".

Criteri di valutazione

I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2004 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.

La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività, nonché tenendo conto della funzione economica dell'elemento dell'attivo e del passivo considerato.

Inoltre, al fine di ottemperare a quanto disposto dalla riforma operata dal legislatore in materia di diritto societario con il Decreto Legislativo del 17 gennaio 2003 n.6 e successive modifiche, nella stesura del presente bilancio si è tenuto conto di quanto previsto dai principi contabili, modificati dall'Organismo italiano di Contabilità, che ne ha curato la revisione a seguito delle nuove disposizioni del citato decreto.

Per quanto riguarda le informazioni relative alla natura dell'attività dell'impresa, ai fatti di rilievo avvenuti dopo la chiusura dell'esercizio ed ai rapporti con le imprese collegate, controllanti e le parti correlate, si rinvia alla relazione degli amministratori sull'andamento della gestione.

I principi contabili e i criteri di valutazione esposti qui di seguito corrispondono, ove non diversamente indicato, a quelli utilizzati nel bilancio d'esercizio della Capogruppo Davide Campari-Milano S.p.A..

Gli utili, in generale, sono inclusi se realizzati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dello stesso, entro la data di approvazione del bilancio da parte del Consiglio di Amministrazione.

In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti.

Immobilizzazioni immateriali

Sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo degli oneri accessori, e vengono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua possibilità di utilizzazione, tenuto conto anche dell'importo recuperabile in base ai piani aziendali di svolgimento dell'attività produttiva.

I costi di impianto e di ampliamento sono iscritti all'attivo dello stato patrimoniale qualora ritenuti produttivi di utilità in più esercizi; vengono ammortizzati entro il periodo della loro durata economica, se definita, e comunque in un periodo convenzionalmente stabilito non superiore a cinque anni.

I costi per progetti e studi di sviluppo vengono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti, secondo il principio della competenza; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della prudenza, sulla base della durata della campagna pubblicitaria.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze, dei marchi e diritti simili e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo qualora la loro utilità si protragga nel tempo; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di *software* rappresentano il costo di acquisto delle licenze e, qualora sostenuto, il costo esterno di consulenza o interno del personale necessario allo sviluppo allocato nella voce "altre immobilizzazioni immateriali"; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni sostenuti per l'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati in tre esercizi.

I marchi e la differenza da consolidamento, derivante da acquisizioni e che nella sostanza è espressione del valore dei marchi, vengono ammortizzati in 10 o 20 anni, come peraltro previsto dai Principi Contabili dei Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri; tali periodi sono ritenuti congrui in relazione all'importanza dei marchi e dei diritti acquistati o che hanno portato in dote le società acquisite.

Qualora il valore economico delle immobilizzazioni immateriali iscritte all'attivo dello stato patrimoniale risulti durevolmente inferiore al residuo costo da ammortizzare, si procede alla loro svalutazione sino a concorrenza del loro valore economico; qualora in esercizi successivi vengano meno le ragioni che ne hanno determinata la svalutazione, si procede al ripristino del costo.

Immobilizzazioni materiali

Sono iscritte al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e comprensive degli oneri di diretta imputazione.

Il costo può includere anche gli oneri inerenti alla produzione interna e gli oneri finanziari maturati nel periodo che intercorre tra il momento del pagamento e quello in cui gli impianti possono entrare in esercizio; tali capitalizzazioni, qualora significative, sono menzionate in nota integrativa.

Il valore lordo delle immobilizzazioni viene rettificato solo in aderenza a leggi nazionali che richiedano o consentano la rivalutazione monetaria delle immobilizzazioni; i saldi attivi risultanti da dette rivalutazioni sono appostati a specifiche riserve nel patrimonio netto, e sono utilizzate per aumento del capitale sociale o per copertura di perdite.

Le spese di manutenzione di natura conservativa vengono imputate integralmente al conto economico nell'esercizio in cui vengono sostenute; le spese di manutenzione di natura incrementativa, in quanto sostenute allo scopo di prolungare la vita utile del bene, di adeguarlo tecnologicamente e/o di aumentarne la produttività e la sicurezza ai fini dell'economicità produttiva dell'impresa, vengono attribuite al cespite al quale si riferiscono e ammortizzate in base alla sua residua vita utile.

Il periodo di ammortamento decorre dall'inizio dell'esercizio in cui il bene è disponibile e pronto all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Le aliquote sono le seguenti:

immobili strumentali e costruzioni leggere	3%-5%
impianti e macchinari	10%-25%
mobili, macchine d'ufficio e macchine elettroniche	10%-30%
automezzi e autoveicoli	20%-40%
attrezzature varie	20%-30%

Le immobilizzazioni materiali il cui valore economico alla chiusura dell'esercizio risulti durevolmente inferiore al costo non ancora ammortizzato vengono svalutate fino a concorrenza del loro valore economico; la svalutazione non viene più mantenuta negli esercizi successivi se vengono meno i motivi che l'hanno originata.

I *leasing* finanziari vengono rilevati secondo il metodo finanziario che consiste nell'iscrivere il valore del bene tra le immobilizzazioni materiali al valore normale del bene stesso e del prezzo di riscatto, con correlativa iscrizione al passivo di un debito di pari importo che viene progressivamente ridotto in base al piano di rimborso delle quote di capitale incluse nel canone; il valore del bene iscritto all'attivo viene ammortizzato alle aliquote utilizzate per i beni in acquisto della medesima categoria.

Si segnala che nei bilanci d'esercizio delle società del Gruppo i sopracitati *leasing* vengono contabilizzati in base alla prassi locale.

Immobilizzazioni finanziarie

Le immobilizzazioni in imprese controllate non consolidate con il metodo integrale sono valutate con il metodo del patrimonio netto.

Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese collegate sono valutate al costo adeguato al corrispondente valore di patrimonio netto risultante dall'ultimo bilancio disponibile.

Le partecipazioni in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.

Le rettifiche di valore trovano il loro limite inferiore nel patrimonio netto delle società partecipate o nel presumibile valore di realizzo per quelle oggetto di trattativa per l'eventuale cessione; tali rettifiche non sono più mantenute se vengono meno i motivi che le hanno originate.

Il costo storico comprende il prezzo pagato per l'acquisto iniziale e per quelli successivi, le sottoscrizioni di aumenti di capitale, le diminuzioni del valore di carico dovute alle vendite, le riduzioni del capitale sociale a seguito di delibere assembleari per rimborso.

Le riduzioni del capitale sociale a copertura delle perdite e le relative ricostituzioni, fino alla concorrenza del capitale sociale precedente, non costituiscono variazioni del costo storico.

Rimanenze

Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritte al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione e il valore di presunto realizzo desumibile dall'andamento del mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Il costo è calcolato con il metodo del costo medio ponderato.

Il LIFO a scatti annuali viene utilizzato nei bilanci d'esercizio da alcune società italiane ed estere.

Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.

Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo, determinato in linea con i criteri di cui sopra, viene iscritto tra le rimanenze di fine esercizio.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili vengono integralmente svalutate.

Altri titoli

I titoli sono valutati al minore tra il costo di acquisto o di sottoscrizione e il valore di mercato.

Gli interessi maturati e non ancora percepiti sono rilevati tra i ratei attivi.

Crediti e debiti

I crediti vengono valutati al presumibile valore di realizzo mediante iscrizione del valore nominale all'attivo dello stato patrimoniale rettificato direttamente per tenere conto delle perdite ragionevolmente prevedibili.

I crediti verso clienti soggetti a procedure concorsuali, in stato di provato dissesto o per i quali si rende inutile promuovere azioni esecutive sono portati integralmente a perdita o sono svalutati nella misura in cui le informazioni ottenute e le procedure in corso ne facciano supporre la definitiva recuperabilità.

I debiti sono rilevati al loro valore nominale.

I debiti per imposte correnti vengono iscritti in base alle aliquote in vigore applicate a una realistica stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio.

Qualora le imposte da corrispondere risultino inferiori ai crediti d'imposta, agli acconti versati ed alle ritenute subite, la differenza rappresenta un credito che viene iscritto all'attivo dello stato patrimoniale.

I crediti e debiti in valuta estera diversa dalla moneta di conto (€) sono iscritti ai cambi in vigore al momento della loro contabilizzazione e successivamente allineati ai cambi di fine esercizio; le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al conto economico.

Disponibilità liquide

I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti in bilancio sulla base del valore di presumibile realizzo.

Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti

Alla voce ratei e risconti attivi sono iscritti i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Alla voce ratei e risconti passivi sono iscritti i costi di competenza dell'esercizio esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri

Al fine di coprire le passività potenziali a carico del Gruppo vengono iscritti al passivo dello stato patrimoniale fondi rischi e oneri.

I fondi per rischi e oneri iscritti si riferiscono a oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza.

Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel conto economico.

I fondi per rischi e oneri comprendono anche gli accantonamenti al fondo imposte differite.

In materia di imposte sul reddito viene applicato il Principio Contabile 25; tale principio, emesso dalla Commissione Nazionale dei Dottori Commercialisti e dei Ragionieri, statuisce che le imposte differite siano calcolate sulle differenze temporanee tra il valore figurante nello stato patrimoniale e il valore fiscale delle attività e passività (*balance sheet liability method*); concorrono a determinare la fiscalità differita anche quelle poste che, pur non allocate nello stato patrimoniale, possono produrre potenziali crediti d'imposta futuri (come ad esempio perdite fiscali fiscalmente riportabili).

In base al menzionato principio le imposte anticipate debbono essere iscritte in bilancio anche se eccedono le imposte differite passive.

Per l'iscrizione delle imposte anticipate si tiene in considerazione:

- per le perdite fiscali dell'orizzonte temporale a fronte del quale sono disponibili piani aziendali che comprovino con ragionevole certezza l'attesa di utili futuri in grado di assorbire il beneficio fiscale iscritto in bilancio;
- per i fondi rischi e oneri dell'incertezza riguardo al momento in cui potranno assumere rilevanza fiscale.

I crediti per imposte anticipate, determinati sulle differenze temporanee tra i valori contabili e i valori fiscali, sono successivamente svalutati, qualora venga meno la ragionevole certezza del loro recupero.

Non vengono iscritte in bilancio le imposte anticipate a fronte di differenze temporanee per le quali non vi sia ragionevole certezza del loro annullamento a fronte di futuro corrispondente beneficio fiscale e le imposte differite passive a fronte di differenze temporanee delle quali non sia probabile il pagamento di future imposte.

Trattamento di fine rapporto

Il trattamento di fine rapporto (TFR), spettanza dei dipendenti italiani accumulata durante il periodo lavorativo e pagabile all'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente.

L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano.

Nello stato patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine

Vengono iscritti tra i conti d'ordine le garanzie prestate direttamente o indirettamente per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.

Contratti derivati

La valutazione contabile di tali contratti è coerente con il valore delle attività e passività a essi correlati.

I differenziali di tali operazioni sono riflessi nel conto economico.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi e i proventi sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi.

In particolare:

- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni; le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione e in accordo con i relativi contratti;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono contabilizzati al momento dell'incasso o, se precedente, all'atto del ricevimento della formale delibera di pagamento; sono iscritti nella voce "risconti passivi" dello stato patrimoniale e accreditati al conto economico in proporzione all'ammontare delle attività a cui si riferiscono;
- le imposte sul reddito sono determinate a norma di legge, applicando le aliquote in vigore nello stato ove hanno sede le singole società, tenuto conto delle specifiche agevolazioni fiscali previste dalla normativa;
- spese di ricerca e sviluppo: i costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti;
- spese di pubblicità: i costi di pubblicità sono riconosciuti a conto economico nell'esercizio in cui vengono sostenuti.

Consolidato fiscale

A seguito della riforma tributaria introdotta con il D.Lgs. 12 dicembre 2003 n. 344, le società italiane hanno esercitato l'opzione per il regime di consolidato fiscale nazionale, disciplinato dagli art.117 e seg. Tuir, per gli esercizi 2004, 2005 e 2006, predisponendo apposito regolamento di partecipazione per le società del Gruppo Campari. L'esercizio di tale opzione è coerentemente riflesso nelle scritture contabili.

Operazioni con la controllante

Nessun rapporto significativo è intervenuto nel corso dell'esercizio tra Alicros S.p.A. e le sue controllate e le società del Gruppo Campari.

NOTE ALLO STATO PATRIMONIALE CONSOLIDATO

ATTIVO

Immobilizzazioni immateriali

	31 dicembre 2004	31 dicembre 2003	Variazione
Costi di impianto e di ampliamento	2.208	2.665	(457)
Diritti di brevetto industriale, utilizzo delle opere dell'ingegno	2.684	1.749	935
Concessioni, licenze, marchi e diritti simili	20.856	11.160	9.696
Differenza da consolidamento	519.715	552.198	(32.483)
Immobilizzazioni in corso e acconti	251	787	(536)
Altre	3.357	3.018	339
Totale	**549.071**	**571.577**	**(22.506)**

Nel corso dell'esercizio si sono verificate le seguenti variazioni:

	Costi di impianto e di ampliamento	*Diritti* di brevetto industriale, utilizzo delle opere dell'ingegno	*Concessioni,* licenze, marchi e diritti simili	*Differenza* di consolidamento	*Immobilizzazioni* in corso e acconti	*Altre*	*Totale*
Valore di carico iniziale	4.294	5.268	23.518	639.975	787	12.088	685.930
Fondo ammortamento iniziale	(1.629)	(3.519)	(12.358)	(87.777)		(9.070)	(114.353)
Saldo iniziale	**2.665**	**1.749**	**11.160**	**552.198**	**787**	**3.018**	**571.577**
Variazione di perimetro		18		1.040		113	1.171
Investimenti	134	1.144	11.301		728	1.007	14.314
Decrementi		(2)			(60)		(62)
Ammortamenti dell'esercizio	(592)	(1.243)	(1.607)	(33.524)		(1.077)	(38.043)
Riclassifiche da immobilizzazioni in corso		998			(1.173)	305	130
Differenze cambio e altri movimenti	1	20	2	1	(31)	(9)	(16)
Saldo finale	**2.208**	**2.684**	**20.856**	**519.715**	**251**	**3.357**	**549.071**
Valore di carico finale	4.422	7.316	33.288	641.016	251	13.239	699.532
Fondo ammortamento finale	**(2.214)**	**(4.632)**	**(12.432)**	**(121.301)**		**(9.882)**	**(150.461)**

Le variazioni di perimetro di riferiscono alle società neo-consolidate Qingdao Sella & Mosca Winery Co. Ltd., Socieété Civile du Domaine de la Margue e Koutsikos S.A.; la variazione della differenza di consolidamento è imputabile unicamente a quest'ultima.

Gli incrementi del periodo, alla voce "concessioni, licenze, marchi e diritti simili" si riferiscono all'acquisto del marchio Riccadonna per € 11,3 milioni da Sabevis S.r.l.; il marchio è ora detenuto da Barbero 1891 S.p.A..

Gli altri incrementi sono riferiti all'acquisizione di *software* diversi e di licenze SAP, a interventi evolutivi sul sistema SAP R/3 e all'avvio di tale sistema informativo da parte di Skyy Spirits, LLC e Barbero 1891 S.p.A..

Il dettaglio dei valori residui a fine periodo dei marchi e delle differenze di consolidamento, suddivisi per acquisizione, è il seguente:

	31 dicembre 2004		31 dicembre 2003	
	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento
Prodotti *ex* Bols	1.625	1.661	1.941	4.612
Ouzo 12	6.935	8.341	7.418	8.936
Cinzano	721	48.046	823	51.457
Acquisizione Brasiliana		62.081		65.941
Skyy Spirits, LLC		213.577	75	226.140
Zedda Piras S.p.A. e Sella&Mosca S.p.A.	11	54.083	24	57.254
Barbero 1891 S.p.A.		130.936		137.859
Riccadonna	10.735			
Altro	830	991	880	
Totale	**20.856**	**519.715**	**11.160**	**552.198**

La voce "altro" si riferisce prevalentemente all'acquisizione della società greca Koutsikos.

Immobilizzazioni materiali

	31 dicembre 2004	31 dicembre 2003	Variazione
Terreni e fabbricati	78.377	76.975	1.402
Impianti e macchinari	61.318	59.993	1.325
Attrezzature industriali e commerciali	2.879	2.137	742
Altri beni	5.752	4.768	984
Immobilizzazioni in corso e acconti	8.597	8.554	43
Totale	**156.923**	**152.427**	**4.496**

I movimenti rilevanti intervenuti nel corso dell'esercizio sono i seguenti:

	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Immobilizzazioni in corso e acconti	Totale
Valore di carico iniziale	118.160	166.089	35.834	19.264	8.554	347.901
Fondo ammortamento iniziale	(41.185)	(106.096)	(33.697)	(14.496)		(195.474)
Saldo iniziale	**76.975**	**59.993**	**2.137**	**4.768**	**8.554**	**152.427**
Effetto di perimetro	3.253	703	1.028	1.024	171	6.179
Investimenti	1.562	5.371	806	1.931	6.219	15.889
Disinvestimenti	(16)	(370)	(44)	(187)	(402)	(1.019)
Ammortamenti dell'esercizio	(3.559)	(9.422)	(900)	(1.853)		(15.734)
Riclassifiche da immobilizzazioni in corso	10	5.478	42	281	(5.941)	(130)
Differenze cambio e altri movimenti	152	(435)	(190)	(212)	(4)	(689)
Saldo finale	**78.377**	**61.318**	**2.879**	**5.752**	**8.597**	**156.923**
Valore di carico finale	123.835	175.024	37.167	20.676	8.597	365.299
Fondo ammortamento finale	**(45.458)**	**(113.706)**	**(34.288)**	**(14.924)**		**(208.376)**

L'inclusione delle società neo-consolidate ha comportato un effetto perimetro complessivo di € 6,2 milioni, imputabile per € 4,5 milioni a Société Civile du Domaine de la Margue, per € 1,0 milioni a Qingdao Sella & Mosca Winery Co. Ltd. e per € 0,7 milioni a Koutsikos S.A.

Le immobilizzazioni di Société Civile du Domaine de la Margue si scompongono in terreni e fabbricati per € 2,4 milioni, attrezzature varie per € 1,0 milioni e altre immobilizzazioni e lavori in corso per € 1,1 milioni.

Le immobilizzazioni di Qingdao Sella & Mosca Winery Co. Ltd. riguardano prevalentemente macchinari, mentre quelle di Koutsikos S.A. sono riferite al fabbricato industriale.

Nel corso dell'esercizio gli investimenti del Gruppo sono stati pari a € 15,9 milioni, tra i quali i più significativi riguardano la Capogruppo Davide Campari-Milano S.p.A. per € 6,3 milioni, Sella & Mosca S.p.A. per € 4,6 milioni, Koutsikos S.A. per € 1,3 milioni e Campari do Brasil Ltda. per € 1,3 milioni.

Gli investimenti della Capogruppo Davide Campari-Milano S.p.A. includono la parte di investimenti di Campari-Crodo S.p.A., fusa per incorporazione nel 2004 con effetto contabile retroattivo al 1 gennaio.

In particolare, gli investimenti presso lo stabilimento di Novi Ligure ammontano a € 4,1 milioni e si riferiscono per € 2,7 milioni a impianti e macchinari già entrati in funzione dei quali € 1,6 milioni sono relativi a impianti di servizi generali di stabilimento e l'ammontare residuo si riferisce a macchine per le linee di produzione.

Inoltre gli investimenti dello stabilimento di Novi Ligure includono € 0,9 milioni su immobilizzazioni in corso delle quali € 0,3 milioni afferenti i servizi di stabilimento e € 0,6 milioni per serbatoi di stoccaggio e infusione.

I rimanenti investimenti dell'impianto di Novi Ligure hanno riguardato spese sul fabbricato e altre attrezzature minori.

A fine esercizio, il valore complessivo degli investimenti in immobilizzazioni materiali dello stabilimento di Novi Ligure, esclusi quindi i trasferimenti di macchinari da altri stabilimenti, ammonta a € 55,3 milioni.

A tale valore si aggiunge quanto iscritto tra le immobilizzazioni immateriali nei costi di impianto e ampliamento, *software* e spese pluriennali, pari a € 1,0 milioni che porta l'investimento totale, esclusi i macchinari trasferiti, a € 56,3 milioni.

Gli investimenti sullo stabilimento di Crodo, pari a € 0,6 milioni, hanno riguardato macchine e attrezzature per impianti produttivi per € 0,3 milioni, nonché attrezzature varie e industriali per l'importo residuo.

Sullo stabilimento di Sulmona, si sono registrati investimenti per € 0,6 milioni dei quali € 0,3 milioni per macchine sulle linee di produzione e l'importo residuo per serbatoi, spese sul fabbricato e altre attrezzature industriali.

Sullo stabilimento di Sesto San Giovanni si rilevano investimenti per € 0,1 milioni connessi ad attrezzature industriali.

Le capitalizzazioni riguardanti la sede della Capogruppo Davide Campari-Milano S.p.A. sono ammontate a € 0,9 milioni e sono riferite quasi esclusivamente alla sostituzione di macchine elettroniche per gli uffici.

Gli investimenti di Sella & Mosca S.p.A., per un totale di € 4,6 milioni, sono afferenti a un impianto di vinificazione per € 1,3 milioni, a impianti di vigneto per € 0,5 milioni, all'acquisto di macchine agricole per € 0,4 milioni, a spese per l'allestimento di una nuova cantina e per altri impianti per € 1,1 milioni, a attrezzature varie per € 0,2 milioni e a costi interni capitalizzati per € 1,1 milioni.

Una parte importante degli investimenti dell'esercizio, pari a € 3,5 milioni, è inclusa a fine anno tra le immobilizzazioni in corso in quanto si riferisce ad impianti non ancora produttivi.

Gli investimenti di Koutsikos S.A., pari a € 1,3 milioni, riguardano lo stabilimento di Volos acquistato all'inizio dell'esercizio e che sarà utilizzato per la produzione di Ouzo 12 attualmente imbottigliato presso terzi; gli investimenti del periodo sono relativi unicamente all'ampliamento del fabbricato.

Gli investimenti di Campari do Brasil Ltda. riguardano principalmente macchinari diversi per la produzione non ancora in funzione alla fine dell'esercizio.

Le cessioni dell'esercizio ammontano a € 1,0 milioni e riguardano prevalentemente la Capogruppo Davide Campari-Milano S.p.A. che ha provveduto alla dismissione di impianti e macchinari non più utilizzabili nei cicli produttivi presso gli stabilimenti di Crodo e Sulmona.

La tabella sopra esposta non riporta alcun effetto conseguente al contratto di *leasing* immobiliare stipulato sull'immobile di Novi Ligure da parte di Campari-Crodo S.p.A., ora incorporata nella Capogruppo Davide Campari-Milano S.p.A..

L'operazione in questione ha generato un disinvestimento per la società di € 27,4 milioni esattamente coincidente con l'incremento dei cespiti avvenuto a livello consolidato per effetto della rappresentazione finanziaria dell'operazione di *leasing*.

L'operazione non ha generato alcun effetto economico, a eccezione delle rettifiche proprie a tale rappresentazione.

Al 31 dicembre 2004, i beni in *leasing* riclassificati secondo la rappresentazione con il metodo finanziario ammontano a € 26,7 milioni quasi interamente relativi al complesso immobiliare di Novi Ligure.

Il corrispondente debito residuo alla stessa data, pari a € 24,9 milioni, è iscritto alla voce "debiti verso banche".

Il totale delle rivalutazioni riguardanti le immobilizzazioni materiali esistenti a fine periodo è di € 9,2 milioni, al netto dei relativi ammortamenti. Il dettaglio è il seguente:

	Terreni e fabbricati	Impianti e macchinari	Altre immobilizzazioni materiali	Totale
Legge 2 dicembre 1975 n.576	69	250		319
Legge 19 marzo 1983 n. 72	707	2.276	98	3.081
Legge 30 dicembre 1991 n. 413	5.798			5.798
Totale	**6.574**	**2.526**	**98**	**9.198**

Immobilizzazioni finanziarie

	31 dicembre 2004	31 dicembre 2003	Variazione
Partecipazioni:			
in imprese controllate		7.026	(7.026)
in imprese collegate	385	584	(199)
in altre imprese	257	212	45
Crediti verso altre imprese:			
entro 12 mesi	512	554	(42)
oltre 12 mesi	1.131	1.447	(316)
Altri titoli			
entro 12 mesi		227	(227)
Azioni proprie	29.780	31.000	(1.220)
Totale	**32.065**	**41.050**	**(8.985)**

I movimenti intervenuti nel corso del periodo sono i seguenti:

	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti altre imprese entro 12 mesi	Crediti altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Saldo al 31 dicembre 2003	**7.026**	**584**	**212**	**554**	**1.447**	**227**	**31.000**
Effetto di perimetro	(7.026)	(152)	9				
Incrementi			36	40			4.606
Rivalutazioni / svalutazioni		(47)					
Decrementi				(170)	(228)	(227)	(5.826)
Altri movimenti				88	(88)		
Saldo al 31 dicembre 2004		**385**	**257**	**512**	**1.131**		**29.780**

Composizione al 31 dicembre 2004	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti altre imprese entro 12 mesi	Crediti altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
MCS S.c.a.r.l. - Bruxelles		243					
International Marques V.o.f.		36					
Fior Brands Ltd.							
SUMMA S.L.		106					
Altre partecipazioni inferiori al 10%			257				
Finanziamento a S.I.A.M. Monticchio S.p.A.				173			
Erario per anticipo TFR					411		
Azioni proprie							29.780
Altre voci				339	720		
Totale		**385**	**257**	**512**	**1.131**		**29.780**

Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile du Domaine de la Margue sono state consolidate dal 1 gennaio 2004; pertanto le due società controllate da Sella & Mosca S.p.A. non figurano più tra le partecipazioni in imprese controllate al 31 dicembre 2004.

La variazione di perimetro dell'esercizio include inoltre il consolidamento di Longhi & Associati S.r.l. a seguito dell'acquisto di una quota aggiuntiva del 30% che ha portato il Gruppo a detenere il 70% della società.

Ciò ha comportato la riduzione delle partecipazioni in imprese collegate che si movimentano altresì per effetto della quota del Gruppo nei risultati di esercizio delle altre società collegate.

Nei crediti a breve verso altre imprese figura la quota residua del finanziamento in essere tra Campari-Crodo S.p.A., ora incorporata nella Capogruppo Davide Campari-Milano S.p.A., e S.I.A.M. Monticchio S.p.A., scadente il 30 giugno 2005.

La voce altri titoli si azzera nel corso dell'esercizio per l'incasso, a inizio 2004, di titoli obbligazionari detenuti da Campari-Crodo S.p.A. della società IDREG Piemonte S.p.A.

Le azioni proprie, pari a € 29,8 milioni, si riferiscono a 935.191 di azioni ordinarie, pari al 3,2% del capitale, per un valore nominale complessivo di € 0,9 milioni, acquistate a servizio del piano di *stock option* del Gruppo.

La movimentazione nel corso dell'esercizio è la seguente:

	Numero azioni	Valore
Saldo al 31 dicembre 2003	**1.000.000**	**31.000**
Incrementi	123.133	4.606
Decrementi	(187.942)	(5.826)
Saldo al 31 dicembre 2004	**935.191**	**29.780**

Le cessioni di azioni proprie sono riferite alla cessazione del mandato di dirigenti e amministratori beneficiari del piano di *stock option* deliberato nel 2001, mentre gli incrementi sono destinati all'integrazione del piano stesso.

ATTIVO CIRCOLANTE

Rimanenze

	31 dicembre 2004	31 dicembre 2003	Variazione
Materie prime, sussidiarie e di consumo	35.299	33.349	1.950
Prodotti in corso di lavorazione e semilavorati	29.455	21.998	7.457
Prodotti finiti e merci	48.001	50.704	(2.703)
Acconti	1.655	312	1.343
Totale	**114.410**	**106.363**	**8.047**

Nei bilanci di esercizio di talune società italiane ed estere le rimanenze sono state valutate con il metodo LIFO.

Il maggior valore dovuto all'adozione del costo medio nel bilancio consolidato è di € 1,5 milioni.

Il consolidamento di Socieété Civile du Domaine de la Margue, Qingdao Sella & Mosca Winary Co. Ltd. e Koutsikos S.A. comporta un aumento dei magazzini a fine anno di € 2,4 milioni.

Le differenze cambio negative registrate sui valori iniziali di magazzino ammontano a 1,7 milioni, essenzialmente dovute al deprezzamento del Dollaro USA.

Ne deriva quindi, al netto dei citati effetti, una variazione positiva delle rimanenze finali di € 7,3 milioni, pari al 6,9%, in linea con l'aumento dei volumi di attività del Gruppo.

I valori sopraesposti sono al netto del fondo svalutazione magazzino che, al 31 dicembre 2004, ammonta a € 2,8 milioni (€ 1,4 milioni al 31 dicembre 2003).

L'incremento netto è il risultato di accantonamenti delle società italiane per € 0,9 milioni e di alcune società estere per € 0,5 milioni e riflette la svalutazione di materie prime o prodotti finiti non più utilizzabili o a lenta movimentazione.

Crediti

	31 dicembre 2004	31 dicembre 2003	Variazione
Verso clienti - entro 12 mesi	169.407	171.840	(2.433)
Verso imprese collegate - entro 12 mesi	7.934	9.690	(1.756)
Verso imprese controllanti - entro 12 mesi		6	(6)
Crediti tributari - entro 12 mesi	10.357	9.893	464
Imposte anticipate - entro 12 mesi	15.201	15.792	(591)
Verso altri - entro 12 mesi	15.844	17.862	(2.018)
Verso altri - oltre 12 mesi	3.904	4.324	(420)
Totale	**222.647**	**229.407**	**(6.760)**

Non vi cono crediti scadenti oltre i 5 anni.

In ottemperanza a quanto previsto dall'art. 2427 del codice civile, in merito all'informativa per area geografica, si specifica quanto segue:

Ripartizione crediti per area geografica	31 dicembre 2004
Italia	117.911
Europa	39.100
Americhe	60.577
Resto del mondo	5.059
Totale crediti	**222.647**

Crediti verso clienti

La riduzione netta dei crediti verso clienti rispetto all'esercizio precedente è il risultato di componenti diverse.

La svalutazione del Dollaro USA rispetto all'Euro ha innanzitutto comportato una riduzione dei saldi di apertura di € 1,8 milioni; il neo-consolidamento di Longhi & Associati S.r.l., Société Civile du Domaine de la Margue e Qingdao Sella & Mosca Winary Co. Ltd. ha portato al contrario un incremento dei crediti a terzi di € 1,1 milioni alla fine dell'esercizio.

In aggiunta, al 31 dicembre 2003 Campari-Crodo S.p.A. vantava crediti di € 5,3 milioni verso Diageo Operations S.p.A. derivanti essenzialmente dal servizio di produzione dei *vermouth* e spumanti Cinzano, produzione ora internalizzata nel nuovo stabilimento di Novi Ligure.

Al netto di questi effetti, l'incremento dei crediti è di € 3,6 milioni, corrispondente ad un aumento del 2,1% rispetto al 2003, lievemente più contenuto rispetto all'aumento dei volumi di attività del Gruppo.

Il fondo svalutazione sui crediti commerciali derivanti da normali operazioni di vendita ammonta a fine esercizio a € 4,9 milioni, e risulta così movimentato nel corso dello stesso:

Saldo iniziale al 31 dicembre 2003	**5.604**
Utilizzi	(2.034)
Accantonamenti	1.480
Altri movimenti	(100)
Saldo finale al 31 dicembre 2004	**4.950**

Crediti verso società collegate

I crediti verso società collegate si riferiscono a crediti commerciali e finanziari verso Fior Brands Ltd., Summa S.L., MCS S.c.a.r.l. e International Marques V.o.f. detenuti da Campari International S.A.M. per la vendita di prodotti finiti e da Campari Finance Teoranta per alcuni finanziamenti accesi nei confronti di Fior Brands Ltd. e MCS S.c.a.r.l.

In particolare, il finanziamento a Fior Brands Ltd. ammonta a GBP 1,0 milione, mentre il finanziamento a MCS S.c.a.r.l.., acceso alla fine dell'esercizio, ammonta a € 1,0 milione; entrambi sono regolati da condizioni di mercato con tassi di interesse legati rispettivamente al Libor GBP e all'Euribor.

Crediti tributari

I crediti tributari includono crediti per I.V.A. per € 1,9 milioni nonché, per la differenza, essenzialmente crediti per imposte sul reddito.

L'ammontare più rilevante è iscritto in capo alla Capogruppo Davide Campari-Milano S.p.A. ed è stato generato dal pagamento di acconti sui redditi del 2004 in eccesso rispetto ai debiti fiscali dell'esercizio; tale saldo positivo è stato parzialmente utilizzato a fronte dei debiti tributari iscritti dalle altre società italiane che hanno aderito al consolidamento fiscale nazionale.

Imposte anticipate

I crediti per imposte anticipate si riferiscono all'iscrizione da parte delle società del Gruppo di fondi tassati, quali fondi svalutazione magazzino, fondi svalutazione crediti e fondi rischi, a spese a deducibilità parzialmente

differita, quali le spese di rappresentanza o di manutenzione, a costi deducibili in base a particolari disposizioni fiscali. Inoltre includono perdite pregresse riportabili a nuovo per le quali esista ragionevole certezza di ottenere imponibili fiscali in futuro.

	31 dicembre 2004	31 dicembre 2003	Variazione
Imposte anticipate su			
– fondi tassati	6.248	8.138	(1.890)
– spese a deducibilità parzialmente differita	4.139	5.131	(992)
– spese deducibili per cassa	939	72	867
– perdite pregresse	3.875	2.451	1.424
Totale imposte anticipate	**15.201**	**15.792**	**(591)**

Le perdite pregresse sono riferite a perdite fiscali riportabili a nuovo di Campari do Brasil Ltda., per le quali esiste ragionevole certezza di ottenere in futuro imponibili fiscali che potranno assorbire tali perdite. La normativa fiscale brasiliana non prevede alcun limite di scadenza per l'utilizzo di tali perdite.

Altri crediti

Il saldo al 31 dicembre 2004 dei crediti verso altri è così composto:

	31 dicembre 2004	31 dicembre 2003	Variazione
Altri crediti entro l'esercizio			
Crediti per riaddebiti di costi pubblicitari e promozionali	7.606	4.614	2.993
Anticipi e altri crediti verso fornitori	692	3.601	(2.910)
Crediti verso clienti diversi	1.155	3.491	(2.336)
Crediti verso agenti e centri di distribuzione	2.399	2.531	(132)
Altri	3.992	3.625	367
Totale altri crediti entro l'esercizio	**15.844**	**17.862**	**(2.018)**
Altri crediti oltre l'esercizio			
Crediti verso agenti e centri di distribuzione	23	637	(614)
Crediti verso istituti di previdenza	847	746	101
Crediti relativi a vendita di immobili	2.897	2.829	68
Altri	137	112	25
Totale altri crediti oltre l'esercizio	**3.904**	**4.324**	**(420)**
Totale altri crediti	**19.748**	**22.186**	**(2.438)**

I crediti per riaddebiti di costi pubblicitari e promozionali sono riferiti per € 7,1 milioni a Campari Italia S.p.A.; l'incremento rispetto a fine 2003 non è attribuibile a un corrispondente aumento dei relativi proventi, quanto piuttosto ad una diversa ripartizione temporale dell'emissione delle fatture nell'arco dell'anno.

Gli anticipi e crediti verso fornitori, in diminuzione, includevano nell'esercizio precedente € 2,1 milioni di saldi dare dei fornitori riclassificati in questa voce.

I crediti verso clienti diversi si riducono per effetto dell'internalizzazione della produzione dei *vermouth* e spumanti Cinzano presso lo stabilimento di Novi Ligure e della conseguente interruzione dei rapporti con Diageo Operations S.p.A.; in questa voce erano inclusi infatti i ricavi per la vendita di vini e mosti per le lavorazioni.

Il credito relativo alla vendita di immobili, pari a € 2,9 milioni e scadente il 30 luglio 2008 è riferito al credito fruttifero vantato dalla Capogruppo Davide Campari-Milano S.p.A. verso Core One S.r.l., acquirente dell'immobile di Via Filippo Turati a Milano, in base a quanto definito nel contratto di vendita stipulato nel 2003.

Attività finanziarie che non costituiscono immobilizzazioni e disponibilità liquide

	31 dicembre 2004	31 dicembre 2003	Variazione
Altri titoli	6.467	1.910	4.557
Depositi bancari e postali	239.394	133.535	105.859
Assegni, denaro e valori in cassa	89	48	41
Disponibilità liquide	239.483	133.583	105.900
Totale disponibilità liquide e altri titoli	**245.950**	**135.493**	**110.457**

I titoli sono rappresentati da SICAV e da titoli detenuti da società del Gruppo.

Nell'ambito delle disponibilità liquide, i depositi bancari e postali sono costituiti da conti correnti bancari della Capogruppo Davide Campari-Milano S.p.A. e di alcune controllate per € 27,8 milioni, da depositi a termine presso banche della Capogruppo Davide Campari-Milano S.p.A. per € 47,3 milioni e di alcune controllate per € 164,4 milioni.

L'aumento evidenziato delle disponibilità liquide del Gruppo è il risultato di fattori diversi.

Da una parte esso è connesso con il miglioramento della posizione finanziaria netta rispetto a fine 2003; si ricorda che l'acquisizione di Barbero 1891 S.p.A., conclusa nel mese di dicembre 2003, aveva influito significativamente sull'indebitamento netto finale dell'esercizio, mentre i flussi di cassa positivi derivanti dalla gestione operativa si sono manifestati solo a partire dal 2004.

All'incremento delle disponibilità del Gruppo ha contribuito altresì l'operazione di *leasing* finanziario posta in essere nel corso dell'esercizio su parte dello stabilimento di Novi Ligure.

Infine l'aumento della liquidità a fine esercizio è volto a far fronte all'esborso finanziario previsto per il mese di febbraio 2005 connesso con l'acquisto di un'ulteriore partecipazione in Skyy Spirits,LLC.

L'analisi per scadenza dei titoli e dei depositi a termine è la seguente:

Analisi titoli per scadenza	31 dicembre 2004	31 dicembre 2003	Variazione
entro 30 giorni	3.293	1392	1.901
entro 12 mesi	2.193		2.193
oltre 12 mesi (entro 5 anni)	981	518	463
Totale	**6.467**	**1.910**	**4.557**

Analisi depositi a termine per scadenza	31 dicembre 2004	31 dicembre 2003	Variazione
Cassa e conti correnti	27.752	16.483	11.269
Depositi con scadenza entro 30 giorni	149.781	93.100	56.681
Depositi con scadenza entro 90 giorni	61.950	24.000	37.950
Totale	**239.483**	**133.583**	**105.900**

I titoli scadenti oltre 12 mesi sono costituiti per € 0,5 milioni da titoli obbligazionari detenuti da Barbero 1891 S.p.A. con rate rimborsabili annualmente e con scadenza finale nel 2008 e per il rimanente importo da titoli detenuti dalla controllata brasiliana scadenti nel 2006 e 2007.

Di seguito si riporta l'analisi dei titoli e delle disponibilità liquide per valuta:

Analisi titoli per valuta (controvalore in Euro)	31 dicembre 2004	31 dicembre 2003	Variazione
Euro	3.100	1.910	1.190
Altre valute	3.367		3.367
Totale	**6.467**	**1.910**	**4.557**

Analisi disponibilità liquide per valuta (controvalore in Euro)	31 dicembre 2004	31 dicembre 2003	Variazione
Euro	175.719	79.207	96.512
Dollari USA	59.401	47.462	11.939
Franchi svizzeri	2.769	6.464	(3.695)
Altre valute	1.594	450	1.144
Totale	**239.483**	**133.583**	**105.900**

I titoli e le disponibilità in altre valute sono detenuti quasi esclusivamente da Campari do Brasil Ltda. e sono pertanto denominati in Real brasiliani; per quanto riguarda i titoli, i rendimenti risultano legati all'andamento del Dollaro USA.

Posizione finanziaria netta

Il raccordo tra le disponibilità liquide del Gruppo e la posizione finanziaria netta consolidata è il seguente:

	31 dicembre 2004	31 dicembre 2003	Variazione
Disponibilità liquide	239.483	133.583	105.900
Obbligazioni	(257.954)	(257.954)	
Debiti verso banche - entro 12 mesi	(59.628)	(30.112)	(29.516)
Debiti verso banche - oltre 12 mesi	(25.584)	(3.863)	(21.721)
Debiti verso altri finanziatori - entro 12 mesi	(2.940)	(1)	(2.939)
Debiti verso altri finanziatori - oltre 12 mesi	(123.648)	(136.225)	12.577
Ratei per interessi passivi su prestito obbligazionario e *private placement*	(4.912)	(4.423)	(489)
Totale (esclusi titoli)	**(235.183)**	**(298.995)**	**63.812**
Altri titoli	6.467	1.910	4.557
Posizione finanziaria netta	**(228.716)**	**(297.085)**	**68.369**

Ratei e risconti attivi

	31 dicembre 2004	31 dicembre 2003	Variazione
Ratei attivi			
– interessi attivi	38	38	
– *cross currency swap* su prestito obbligazionario e *private placement*	6.730	7.747	(1.017)
Totale ratei	**6.768**	**7.785**	**(1.017)**
Risconti attivi			
– premi assicurativi	245	400	(155)
– affitti passivi	55	59	(4)
– altri risconti attivi	1.982	1.045	937
Totale risconti	**2.282**	**1.504**	**778**
Totale	**9.050**	**9.289**	**(239)**

I ratei attivi includono i ratei per interessi maturati – e non ancora incassati – su strumenti finanziari derivati accesi sia dalla Capogruppo Davide Campari-Milano S.p.A. che da Redfire, Inc. rispettivamente a fronte del prestito obbligazionario e del *private placement*, entrambi emessi sul mercato statunitense.

Per Redfire, Inc., la voce include i proventi netti derivanti dall'operazione di *swap*.

Per quanto riguarda la Capogruppo Davide Campari-Milano S.p.A., il saldo è costituito dai soli interessi attivi derivanti da tale contratto mentre la parte passiva è esposta separatamente nei ratei passivi, trattandosi di flussi originati in due valute diverse, Dollaro USA ed Euro, e pertanto non compensabili.

PASSIVO

Patrimonio netto

Prospetto delle variazioni del patrimonio netto consolidato del Gruppo

	Saldo al 31 dicembre 2003	Dividendi	Trasferimenti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 31 dicembre 2004
Capitale sociale	29.040					29.040
Riserva legale	5.808					5.808
Riserva per azioni proprie	31.000		(1.220)			29.780
Altre riserve						
Riserva straordinaria	247.402	(4.180)				243.222
Riserva in sospensione d'imposta	3.041					3.041
Avanzo di fusione	5.687		(5.687)			
Riserva di consolidamento	139.188		58.214			197.402
Riserva conversione bilanci in valuta estera	7.223			3.142		10.365
Utili (perdite) portati a nuovo			8.020			8.020
Utile (perdita) del periodo	79.822	(20.495)	(59.327)		69.294	69.294
Totale patrimonio netto del Gruppo	**548.211**	**(24.675)**		**3.142**	**69.294**	**595.972**
Capitale e riserve di terzi	(13.182)		17.850	(17.354)		(12.686)
Utile (perdita) di competenza di terzi	17.850		(17.850)		16.954	16.954
Totale patrimonio netto di terzi	**4.668**			**(17.354)**	**16.954**	**4.268**
Totale patrimonio netto	**552.879**	**(24.675)**		**(14.212)**	**86.248**	**600.240**

L'assemblea degli azionisti della Capogruppo Davide Campari-Milano S.p.A. ha deliberato la distribuzione di un dividendo totale di € 24,7 milioni a fronte della distribuzione dell'utile dell'esercizio precedente per € 20,5 milioni e della parziale distribuzione della propria riserva straordinaria per € 4,2 milioni.

Al 31 dicembre 2004, il capitale sociale della Capogruppo Davide Campari-Milano S.p.A. è costituito da 29.040.000 azioni ordinarie da € 1 nominali cadauna, comprensive di 935.191 azioni proprie destinate al piano di *stock option.*

La movimentazione della riserva di conversione bilanci in valuta estera si riferisce alle differenze cambi sui patrimoni netti di apertura delle società controllate, derivanti nel 2004 principalmente dalle oscillazioni del Dollaro USA e, in minor misura, del Real brasiliano nonché alla differenza risultante dai diversi cambi utilizzati per la conversione dello stato patrimoniale e del conto economico del periodo.

Raccordo con il patrimonio netto e l'utile della Capogruppo Davide Campari-Milano S.p.A.

	31 dicembre 2004		31 dicembre 2003	
	Patrimonio netto	Risultato dell'esercizio	Patrimonio netto	Risultato dell'esercizio
Bilancio della Capogruppo	**453.898**	**133.683**	**344.890**	**20.975**
Differenza tra valore di carico delle partecipate consolidate e corrispondente patrimonio netto	164.074	66.757	225.388	118.835
Eliminazione dei dividendi distribuiti da società consolidate		(65.835)		(61.161)
Eliminazione degli utili intragruppo al netto dell'effetto fiscale	(11.882)	(65.616)	(11.641)	10.653
Allineamento dei criteri di valutazione	(6.617)	305	(6.926)	(5.980)
Altri	(3.500)		(3.500)	(3.500)
Bilancio consolidato	**595.972**	**69.294**	**548.211**	**79.822**

Patrimonio netto di competenza di terzi

Le variazioni intervenute nelle quote di azionisti terzi rispetto al bilancio chiuso al 31 dicembre 2003 sono le seguenti:

% di competenza di terzi	31 dicembre 2004	31 dicembre 2003
O-Dodeca B.V.	25,00%	25,00%
Skyy Spirits, LLC	41,10%	41,10%
Qingdao Sella & Mosca Winery Co. Ltd.	6,34%	–

Si segnala che, successivamente alla chiusura dell'esercizio, in data 25 febbraio 2005, la Capogruppo Davide Campari-Milano S.p.A. ha annunciato di avere perfezionato l'acquisto di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC tramite l'esercizio, da parte di Redfire, Inc., di una *call option*, secondo i termini stipulati nel gennaio 2002 al momento dell'acquisto della partecipazione di maggioranza da parte del Gruppo.

In questo modo la partecipazione in Skyy Spirits, LLC sale al 89%.

Nessun effetto legato a questa acquisizione è stato recepito nel presente bilancio.

La movimentazione intervenuta nel patrimonio di terzi successivamente al 31 dicembre 2003 può essere così riassunta:

	Saldo al 31 dicembre 2003	Variazione perimetro	Dividendi (*)	Trasferimenti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 31 dicembre 2004
Capitale e riserve di terzi	(13.182)		(17.070)	17.850	(284)		(12.686)
Utile (perdita) di competenza di terzi	17.850			(17.850)		16.954	16.954
Totale patrimonio netto di competenza di terzi	**4.668**		**(17.070)**		**(284)**	**16.954**	**4.268**

(*) include gli acconti su dividendi distribuiti sugli utili dell'esercizio 2004

Fondi rischi e oneri

La movimentazione del fondo rischi nel corso dell'esercizio è stata la seguente:

	31 dicembre 2003	Incrementi	Decrementi	Variazioni perimetro	Altri movimenti	31 dicembre 2004
Fondo trattamento per quiescenza e obblighi simili	3.574	1.109	(388)		6	4.301
Fondi imposte						
Fondi per imposte	2.018	157	(447)		61	1.789
Fondi per imposte differite	15.979	4.605	(2.033)		(693)	17.858
Altri fondi						
– oneri per ristrutturazione industriale	6.485		(1.882)		(1)	4.602
– rischi verso agenti	1.151	50	(344)			857
– altri	8.542	2.143	(4.395)		(1)	6.289
Totale altri fondi	**16.178**	**2.193**	**(6.621)**		**(2)**	**11.748**
Totale fondi rischi e oneri	**37.749**	**8.064**	**(9.489)**		**(628)**	**35.696**

Il fondo trattamento per quiescenza, e le sue movimentazioni, sono riferiti per le società italiane all'indennità di clientela maturata a favore degli agenti di vendita e per alcune società estere a fondi per quiescenza relativi al personale.

Il fondo imposte differite rappresenta il saldo stanziato con riferimento alle appostazioni di carattere tributario presenti nei bilanci delle singole società del Gruppo, riferite essenzialmente ad ammortamenti anticipati e a rateizzazioni di plusvalenze patrimoniali, e del saldo netto delle imposte differite e anticipate relative alle scritture di consolidamento.

La natura delle differenze temporanee più significative alla fine dell'esercizio è la seguente:

	31 dicembre 2004	31 dicembre 2003	Variazione
Ammortamenti anticipati	4.377	3.516	861
Plusvalenze soggette a tassazione differita	1.315	1.557	(242)
Riserve soggette a tassazione in caso di distribuzione	8.331	8.331	
Scritture di consolidamento e adeguamento ai principi contabili di Gruppo	3.607	2.575	1.032
Altro	228		228
Totale	**17.858**	**15.979**	**1.879**

Il fondo ristrutturazioni industriali di € 10,0 milioni, che era stato accantonato al 31 dicembre 2002 dalla Capogruppo Davide Campari-Milano S.p.A. e da Campari-Crodo S.p.A. – ora fusa nella Capogruppo della Capogruppo Davide Campari-Milano S.p.A. – a fronte del programma annunciato di ristrutturazione dei siti industriali del Gruppo, ammonta a € 4,6 milioni al 31 dicembre 2004 ed è stato utilizzato per € 1,9 milioni nel corso dell'esercizio.

Gli utilizzi dell'anno si riferiscono principalmente a oneri relativi al personale e in misura minore al trasferimento di impianti dallo stabilimento di Termoli allo stabilimento di Novi Ligure.

Il fondo rischi agenti si decrementa di € 0,3 milioni per effetto del passaggio a sopravvenienza di accantonamenti fatti nei precedenti esercizi da Campari-Crodo S.p.A. a fronte di cause con agenti, risultanti eccedenti alla luce degli sviluppi intervenuti nel corso dell'esercizio.

Gli altri fondi, che alla fine dell'esercizio precedente includevano oneri per € 2,7 milioni stanziati dalla Capogruppo Davide Campari-Milano S.p.A. a fronte del rinnovamento e della sostituzione di funzioni direttive, si decrementano per effetto della riclassifica di tale importo tra i debiti diversi, avendo il debito assunto carattere di certezza.

Vi sono stati inoltre effettivi utilizzi di fondi diversi da parte della Capogruppo Davide Campari-Milano S.p.A. e delle controllate per € 1,3 milioni e rilasci di fondi in eccesso per € 0,4 milioni.

Gli incrementi principali degli altri fondi sono attribuibili ad accantonamenti per cause legali in corso da parte di Campari do Brasil Ltda. per € 1,0 milioni, a oneri futuri a fronte dei processi di riorganizzazione e ridefinizione della struttura, accantonati dalla Capogruppo Davide Campari-Milano S.p.A. per € 0,5 milioni, ad accantonamenti diversi della Capogruppo Davide Campari-Milano S.p.A. per € 0,3 milioni e a costi o rettifiche alle vendite di Campari Italia S.p.A. per i quali a fine esercizio non è possibile determinare in modo certo ed oggettivo l'ammontare e la loro manifestazione, per € 0,2 milioni.

Trattamento di fine rapporto di lavoro subordinato

La movimentazione del fondo di trattamento fine rapporto dal 31 dicembre 2003 è rappresentata di seguito.

Saldo iniziale al 31 dicembre 2003	**15.628**
Quota del periodo	2.237
Utilizzo del periodo e anticipazioni	(2.711)
Saldo finale al 31 dicembre 2004	**15.154**

Debiti

	31 dicembre 2004	31 dicembre 2003	Variazione
Obbligazioni - oltre 12 mesi	257.954	257.954	
Banche - entro 12 mesi	59.628	30.112	29.516
Banche - oltre 12 mesi	25.584	3.863	21.721
Debiti verso altri finanziatori - entro 12 mesi	2.940	1	2.939
Debiti verso altri finanziatori - oltre 12 mesi	123.648	136.225	(12.577)
Acconti - entro 12 mesi	1	232	(231)
Fornitori - entro 12 mesi	140.559	130.465	10.094
Debiti verso imprese collegate - entro 12 mesi	3.247	2.601	646
Debiti tributari - entro 12 mesi	20.459	32.923	(12.464)
Istituti di previdenza e sicurezza sociale - entro 12 mesi	4.544	4.437	107
Altri debiti - entro 12 mesi	19.828	19.328	500
Totale	**658.392**	**618.141**	**40.251**

In ottemperanza a quanto previsto dall'art. 2427 del codice civile, in merito all'informativa per area geografica, si specifica quanto segue:

Ripartizione dei debiti finanziari per area geografica	31 dicembre 2004
Italia	78.868
Europa	5.174
Americhe	385.712
Resto del mondo	-
Totale debiti finanziari	**469.754**

Ripartizione dei debiti non finanziari per area geografica	31 dicembre 2004
Italia	120.979
Europa	36.766
Americhe	28.316
Resto del mondo	2.577
Totale debiti non finanziari	**188.638**

Debiti di natura finanziaria

La composizione e la scadenza dei debiti verso banche, obbligazionisti e altri finanziatori al 31 dicembre 2004 si dettagliano come segue:

	31 dicembre 2004				31 dicembre 2003
	entro 12 mesi	oltre 12 mesi	di cui oltre 5 anni	Totale	Totale
Debiti verso banche					
– Indebitamento bancario	56.686	3.580	708	60.266	33.975
– San Paolo Leasint S.p.A. per *leasing* immobiliare	2.942	22.004	9.662	24.946	
Totale debiti verso banche	**59.628**	**25.584**	**10.370**	**85.212**	**33.975**
Debiti verso obbligazionisti e altri finanziatori					
– Debiti verso obbligazionisti		257.954	257.954	257.954	257.954
– *Private placement*	2.940	122.023	91.885	124.963	134.600
– Altri finanziamenti		1.625	1.043	1.625	1.626
Totale debiti verso altri finanziatori	**2.940**	**381.602**	**350.881**	**384.542**	**394.180**

L'indebitamento bancario a breve termine alla fine dell'esercizio è imputabile alle linee di finanziamento presso le banche accese dalla Capogruppo Davide Campari-Milano S.p.A. per € 48,4 milioni e, seppure in minor misura, da alcune controllate estere.

Include inoltre la quota a scadere dei finanziamenti e mutui a medio-lungo termine ricevuti da Sella & Mosca S.p.A. e Zedda Piras S.p.A.

Tali finanziamenti, il cui debito residuo al 31 dicembre 2004 ammonta a € 3,9 milioni sono assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.

La quota corrente di tali finanziamenti è di € 1,1 milioni, mentre la parte rimborsabile oltre 5 anni ammonta a € 0,4 milioni.

Infine si segnala che il neo-consolidamento di Société Civile du Domaine de la Margue ha comportato l'aumento dei debiti verso banche per effetto di un finanziamento bancario a medio-lungo termine già in essere all'inizio dell'esercizio.

Al 31 dicembre 2004 il debito residuo ammonta a € 1,0 milioni, dei quali la quota a breve è pari a € 0,1 milioni, mentre la parte scadente oltre i 5 anni è di € 0,4 milioni.

Tale finanziamento è garantito da ipoteche sulle immobilizzazioni materiali della società.

L'aumento dell'indebitamento bancario rispetto alla fine dello scorso esercizio è dovuto ad un'esigenza di maggiore liquidità del Gruppo, già commentata nell'ambito delle disponibilità liquide cui si rimanda.

L'analisi per valuta dei debiti verso le banche a fine esercizio è la seguente:

(controvalore in Euro)	31 dicembre 2004	31 dicembre 2003	Variazione
Indebitamento bancario			
Euro	57.472	28.940	28.532
Dollari USA	2.794	4.767	(1.973)
Altre valute		268	(268)
Totale indebitamento bancario	**60.266**	**33.975**	**26.291**
Leasing			
Euro	24.946		24.946
Totale *leasing*	**24.946**		**24.946**
Altri finanziamenti:			
Euro	1.625	1.626	(1)
Dollari USA	382.917	392.554	(9.637)
Totale altri finanziamenti	**384.542**	**394.180**	**(9.638)**

Il debito verso San Paolo Leasint S.p.A. rappresenta la quota capitale delle rate a scadere del *leasing* acceso nel mese di febbraio 2004 da Campari-Crodo S.p.A., successivamente incorporata nella Capogruppo Davide Campari-Milano S.p.A., e avente scadenza 16 febbraio 2012.

L'operazione, che ha riguardato il complesso immobiliare di Novi Ligure, è stata contabilizzata a livello di bilancio consolidato secondo il metodo finanziario.

L'ammontare delle rate a scadere per ogni esercizio fiscale è il seguente:

Anno	Importo (€ migliaia)
2005	2.942
2006	2.968
2007	3.049
2008	3.131
2009	3.194
Oltre	9.662
Totale	**24.946**

Gli altri debiti verso altri finanziatori sono invece relativi a un contratto di finanziamento in capo a Campari-Crodo S.p.A., ora fusa per incorporazione nella Capogruppo Davide Campari-Milano S.p.A., con il Ministero dell'Industria, del Commercio e dell'Artigianato, il cui rimborso è previsto in 10 rate annuali a partire dal 15 febbraio 2006.

Debiti verso fornitori

I debiti verso fornitori aumentano di € 10,1 milioni dalla fine dell'esercizio precedente; gli effetti negativi del cambio e positivi del perimetro, pari rispettivamente a € 0,7 milioni e a € 0,3 milioni, risultano poco significativi.

Pertanto la variazione netta di € 10,5 milioni, pari ad un incremento percentuale del 8% risulta sostanzialmente allineata con la crescita del Gruppo.

Debiti tributari

I debiti tributari entro 12 mesi si riferiscono a debiti di natura fiscale che le società del Gruppo dovranno pagare nei rispettivi paesi e sono composti come segue:

	31 dicembre 2004	31 dicembre 2003	Variazione
Imposte sul reddito	1.094	14.186	(13.092)
Imposta sul valore aggiunto	5.749	4.404	1.345
Imposta di fabbricazione sull'alcool	11.649	9.708	1.941
Ritenute e tasse diverse	1.967	4.625	(2.658)
Totale	**20.459**	**32.923**	**(12.464)**

Il debito per imposte sul reddito è esposto al netto degli acconti e delle ritenute subite.

La forte riduzione di questi debiti è data da due fattori; da una parte alla fine dello scorso anno la Capogruppo Davide Campari-Milano S.p.A. presentava debiti fiscali particolarmente elevati per il venir meno delle agevolazioni "*Dual Income Tax*" di cui aveva beneficiato fino all'esercizio precedente; d'altra parte avendo le società italiane del Gruppo aderito al consolidato fiscale nazionale, i relativi crediti e debiti si sono in buona parte compensati in capo alla Capogruppo Davide Campari-Milano S.p.A.; il credito residuo netto figura tra i crediti tributari.

La riduzione delle ritenute e tasse diverse è dovuta al pagamento dell'ultima quota relativa alla rateizzazione in 5 anni delle imposte sostitutive generate dalla vendita di partecipazioni da parte di Cinzano Investimenti e Partecipazioni S.p.A., incorporata in Campari-Crodo S.p.A. – ora fusa nella Capogruppo Davide Campari-Milano S.p.A. – pari a € 2,4 milioni.

Altri debiti

Gli altri debiti costituiscono una voce residuale relativa principalmente a cauzioni per imballi, a debiti verso il personale, verso amministratori e sindaci e ad anticipi diversi.

	31 dicembre 2004	31 dicembre 2003	Variazione
Cauzioni imballi	2.667	4.234	(1.567)
Personale	8.361	8.818	(457)
Debiti verso amministratori e sindaci	3.024	217	2.807
Commissioni	1.388	1.706	(318)
Anticipi clienti	153	116	37
Anticipi contributi in conto capitale	1.497	816	681
Altri	2.738	3.421	(683)
Totale	**19.828**	**19.328**	**500**

Il debito esposto a fronte di cauzioni imballi, iscritto da Campari Italia S.p.A., si è ridotto per effetto della chiusura delle linee 'vuoto a rendere' nel corso dell'esercizio precedente e del rientro di imballi a fronte dei quali è stata restituita la cauzione.

L'incremento dei debiti verso amministratori e sindaci è dovuto alla riclassifica dei costi accantonati nell'esercizio precedente dalla Capogruppo Davide Campari-Milano S.p.A. e relativi alla sostituzione di funzioni direttive che hanno assunto carattere di certezza nel corso dell'esercizio e conseguentemente riclassificati da fondi rischi a debiti.

Gli anticipi su contributi in conto capitale sono iscritti da Sella & Mosca S.p.A. a fronte di anticipi su contributi comunitari per impianti di vigneto, pari a € 0,8 milioni e, per il rimanente importo, su contributi della regione Sardegna per investimenti da effettuarsi entro giugno 2005; solo in seguito al collaudo degli impianti stessi che rende certi i contributi, essi vengono registrati a conto economico, e riscontati in base alla vita utile dei cespiti cui si riferiscono.

Ratei e risconti passivi

	31 dicembre 2004	31 dicembre 2003	Variazione
Ratei passivi			
– Interessi su prestito obbligazionario e *private placement*	7.081	8.927	(1.846)
– *Cross currency swap* su prestito obbligazionario	4.561	3.243	1.318
– Altri interessi passivi	19	92	(73)
– Altri ratei passivi	418	441	(23)
Totale ratei passivi	**12.079**	**12.703**	**(624)**
Risconti passivi:			
– Risconti per contributi in conto impianti	2.579	1.719	860
– Risconti su plusvalenza cessione immobile	5.765	6.588	(823)
– Altri risconti passivi	211	199	12
Totale risconti passivi	**8.555**	**8.506**	**49**
Totale ratei e risconti passivi	**20.634**	**21.209**	**(575)**

Gli interessi su prestito obbligazionario e *private placement* includono i ratei per interessi maturati – ma non ancora pagati – rispettivamente dalla Capogruppo Davide Campari-Milano S.p.A. e da Redfire, Inc. sui collocamenti privati effettuati nel 2002 e 2003 sul mercato istituzionale americano.

La voce "*cross currency swap*" riporta gli oneri finanziari su operazioni derivate di copertura del debito messe in atto dalla Capogruppo Davide Campari-Milano S.p.A.

La contropartita attiva di tali oneri è iscritta nei ratei attivi, cui si rimanda.

Come precedentemente accennato, la Capogruppo Davide Campari-Milano S.p.A. espone separatamente i ratei attivi e passivi derivanti da tale operazione di *swap* in quanto i flussi finanziari, negoziati in due valute diverse, Dollaro USA e Euro, non sono compensabili; al contrario in Redfire, Inc. viene esposto solo il saldo netto che, essendo positivo a fine esercizio, risulta iscritto nei ratei attivi.

I risconti per contributi in conto impianti aumentano a seguito della delibera da parte della regione Piemonte di contributi per € 0,8 milioni a favore della Capogruppo Davide Campari-Milano S.p.A. e relativi ad investimenti dello stabilimento di Novi Ligure, incassati per il 50% nel corso dell'esercizio.

Inoltre Sella & Mosca S.p.A. ha riclassificato contributi precedentemente inclusi nella voce "altri debiti", per € 0,2 milioni, a seguito del collaudo su impianti di vigneto avvenuto nel corso dell'anno.

I risconti passivi riportano, alla voce "risconti su plusvalenza cessione immobile", il risconto di € 6,9 milioni iscritto dalla Capogruppo Davide Campari-Milano S.p.A. nel corso del precedente esercizio, a rettifica della plusvalenza realizzata sulla vendita dell'immobile di Via Filippo Turati a Milano.

L'ammontare a fine esercizio include le quote del risconto già utilizzate nel corso degli esercizi 2003 e 2004 a fronte dei canoni di locazione di competenza dei relativi periodi, classificate tra i proventi straordinari dell'esercizio.

Conti d'ordine

	31 dicembre 2004	31 dicembre 2003	Variazione
Garanzie verso altre imprese			
– Dogane per accise	36.970	29.899	7.071
– Concorsi a premio	1.553	1.075	478
– Fidejussioni Campari-Crodo S.p.A. per investimenti relativi allo stabilimento di Novi Ligure		2.343	(2.343)
– Garanzie della Capogruppo Davide Campari-Milano S.p.A. su linee di credito di società del Gruppo non utilizzate	7.245		7.245
– Altre garanzie	4.370	3.690	680
Totale garanzie verso altre imprese	**50.138**	**37.007**	**13.131**
Impegni verso altre imprese:			
– Impegni di durata ultrannuale per sponsorizzazioni	1.253	2.771	(1.518)
– Altri impegni	12.918	15.743	(2.825)
Totale impegni verso altre imprese	**14.171**	**18.514**	**(4.343)**
Rischi - verso altre imprese	202	87	115
Totale conti d'ordine	**64.511**	**55.608**	**8.903**

Le fidejussioni a dogane per accise aumentano a fine esercizio per effetto del trasferimento delle attività nello stabilimento di Novi Ligure.

Le garanzie della Capogruppo Davide Campari-Milano S.p.A. su linee di credito di società del Gruppo si riferiscono a Redfire, Inc. per € 5,1 milioni e a Koutsikos S.A. per l'importo residuo; tale ammontare è al netto di eventuali utilizzi fatti dalle società stesse e quindi già presenti tra i debiti finanziari del Gruppo.

Le altre garanzie includono le garanzie rilasciate dalla Capogruppo Davide Campari-Milano S.p.A. a fronte del contratto di locazione dell'immobile di Via Filippo Turati a Milano e le garanzie rilasciate da Sella & Mosca S.p.A. per l'ottenimento di contributi su investimenti.

Gli impegni di durata ultrannuale per sponsorizzazioni sono relativi agli accordi sottoscritti dalla Capogruppo Davide Campari-Milano S.p.A. per la sponsorizzazione del Gran Premio Motomondiale e per spazi televisivi musicali.

Gli altri impegni si riferiscono all'impegno della Capogruppo Davide Campari-Milano S.p.A. verso Core One S.r.l. relativamente al contratto di locazione dell'immobile di Via Filippo Turati a Milano per gli anni 2005-2009, non prevedendo tale contratto la facoltà di recesso dallo stesso.

NOTE AL CONTO ECONOMICO CONSOLIDATO

Valore della produzione

Il valore della produzione è così suddiviso:

	31 dicembre 2004	31 dicembre 2003	Variazione
Ricavi delle vendite e delle prestazioni	935.818	851.991	83.827
Variazione rimanenze di prodotti in corso, semilavorati e finiti	3.576	2.113	1.463
Incrementi di immobilizzazioni per lavori interni	1.102	845	257
Altri ricavi e proventi	31.346	36.513	(5.167)
Totale	**971.842**	**891.462**	**80.380**

Raccordo dei ricavi delle vendite tra bilancio civilistico e conto economico riclassificato

Il raccordo con i ricavi delle vendite presentati e commentati nella relazione degli amministratori sulla gestione è il seguente:

	31 dicembre 2004	31 dicembre 2003	Variazione
Ricavi delle vendite da conto economico riclassificato	**779.204**	**714.148**	**65.056**
Accise	156.966	122.336	34.630
Vendite di vini e mosti per lavorazione	1.195	16.482	(15.287)
Servizi di produzione per conto terzi - riclassifica nella voce A5	(1.276)	(2.210)	934
Contributi attivi su premi di fine anno - riclassifica nella voce A5	(1.204)	(691)	(513)
Altri	933	1.926	(993)
Ricavi delle vendite e delle prestazioni da bilancio civilistico	**935.818**	**851.991**	**83.827**

L'andamento delle vendite, la loro articolazione per linea di prodotto e per area geografica sono ampiamente commentati nella relazione degli amministratori sulla gestione, cui si rimanda.

La riduzione delle vendite di vini e mosti per lavorazione è connessa con l'internalizzazione del processo di produzione dei *vermouth* e spumanti Cinzano nello stabilimento di Novi Ligure, produzione precedentemente affidata a terzi.

La voce "altri" include essenzialmente gli omaggi e i recuperi di spese di trasporto.

Incrementi di immobilizzazioni per lavori interni

La voce si riferisce, in entrambi i periodi posti a confronto, alla capitalizzazione di costi, prevalentemente di mano d'opera, inerenti l'attività agricola di Sella & Mosca S.p.A. volti alla costruzione di nuovi impianti di vigneto.

Altri ricavi e proventi

Il dettaglio della voce è il seguente:

	31 dicembre 2004	31 dicembre 2003	Variazione
Contribuzioni pubblicitarie ricevute	16.045	15.913	132
Contributi attivi su premi di fine anno	1.204	691	513
Servizi di produzione per conto terzi	1.276	2.210	(934)
Royalty attive	965	4.950	(3.985)
Proventi immobiliari	271	431	(160)
Vendite diverse	5.490	3.753	1.737
Contributi in conto capitale	172	172	
Plusvalenze su vendite di cespiti	356	480	(124)
Altri	5.567	7.913	(2.346)
Totale	**31.346**	**36.513**	**(5.167)**

La voce servizi di produzione per conto terzi si riferisce quasi esclusivamente ai ricavi della Capogruppo, Davide Campari-Milano S.p.A. derivanti dall'attività di imbottigliamento di Smirnoff Ice presso lo stabilimento di Sulmona, che ha subito un ridimensionamento già nello scorso esercizio, causando la contrazione dei ricavi da essa derivanti.

La contrazione delle *royalty* attive è attribuibile ai minori contributi ricevuti dalla controllata Skyy Spirits, LLC che nel 2003 aveva beneficiato di un minimo garantito di *royalty* nette pari a US$ 5 milioni sulle vendite del *ready-to-drink* SKYY Blue.

Si rimanda alla relazione degli amministratori sulla gestione per un più ampio commento della voce.

Le vendite diverse aumentano per effetto di maggiori acquisti e vendite di bancali da parte delle società italiane.

La voce "altri", che nel 2003 includeva la penale di € 2,0 milioni ricevuta da Campari-Crodo S.p.A. per il mancato adempimento da parte di Diageo Operations S.p.A. dell'obbligo di acquisto di materie prime in connessione con il conto lavorazione di Smirnoff Ice, include nel 2004 un indennizzo assicurativo pari € 0,9 milioni incassato da Zedda Piras S.p.A.

Costi della produzione

I costi della produzione sono così suddivisi:

	31 dicembre 2004	31 dicembre 2003	Variazione
Per materie prime, sussidiarie, di consumo e merci	290.766	297.801	(7.035)
Per servizi	257.175	228.465	28.710
Per godimento di beni di terzi	8.113	5.439	2.674
Per il personale	74.723	68.458	6.265
Ammortamenti e svalutazioni			
– Ammortamento immobilizzazioni immateriali	38.043	31.565	6.478
– Ammortamento immobilizzazioni materiali	15.735	15.419	316
– Svalutazione dei crediti dell'attivo circolante e delle disponibilità liquide	527	456	71
Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci	(2.290)	(4.621)	2.331
Accantonamento per rischi	1.219	1.075	144
Altri accantonamenti	5		5
Oneri diversi di gestione	159.654	127.334	32.320
Totale	**843.670**	**771.391**	**72.279**

Costi per materie prime, sussidiarie, di consumo e merci

La contrazione dei costi di acquisto di materie prime e merci rispetto all'esercizio precedente è dovuta in buona parte alla già citata internalizzazione del processo di produzione dei *vermouth* e spumanti Cinzano, che ha causato l'interruzione della fornitura degli stessi da Diageo Operations S.p.A.

Si rimanda alla relazione sulla gestione per analisi più analitiche sul costo del venduto.

Costi per servizi

Il dettaglio dei costi per servizi è il seguente:

	31 dicembre 2004	31 dicembre 2003	Variazione
Costi pubblicitari e promozionali	166.066	146.795	19.271
Trasporti	23.844	21.667	2.177
Utility e costi di manutenzione	11.075	10.343	732
Provvigioni	18.762	15.421	3.341
Lavorazioni esterne	3.432	1.947	1.485
Compensi ad amministratori e sindaci	6.900	5.962	938
Altri	27.096	26.330	766
Totale	**257.175**	**228.465**	**28.710**

Raccordo dei costi pubblicitari e promozionali tra bilancio civilistico e conto economico riclassificato

Il raccordo tra i costi pubblicitari e promozionali inclusi nei costi per servizi e i costi pubblicitari e promozionali presentati nel conto economico riclassificato allegato alla relazione degli amministratori è il seguente:

	31 dicembre 2004
Costi netti "pubblicità e promozioni" da conto economico riclassificato	**159.502**
Contribuzioni pubblicitarie ricevute (incluse negli Altri ricavi del bilancio civilistico)	16.045
Materiale pubblicitario (incluso nei costi di materiali e variazione delle rimanenze del bilancio civilistico)	(7.219)
Altro	(2.262)
Costi per servizi pubblicitari e promozionali da bilancio civilistico	**166.066**

Per quanto riguarda l'andamento dei costi pubblicitari e promozionali in relazione alle vendite del periodo si rimanda alla relazione sulla gestione.

Costi per il godimento dei beni di terzi

L'aumento di questi costi rispetto all'esercizio precedente è dovuto ai canoni di locazione dell'immobile di Via Filippo Turati in Milano, registrati dalla Capogruppo Davide Campari-Milano S.p.A. a seguito del riscatto anticipato del *leasing* e della vendita dell'immobile nel mese di luglio 2003.

Tali canoni si riferivano nel 2003 a soli cinque mesi di affitto, mentre nel 2004 sono riferiti all'intero esercizio.

Costi per il personale

Il dettaglio dei costi del personale è il seguente:

	31 dicembre 2004	31 dicembre 2003	Variazione
Salari e stipendi	57.044	50.731	6.313
Oneri sociali	13.320	12.422	898
Trattamento di fine rapporto	2.237	1.693	544
Trattamento di quiescenza e simili	214	193	21
Altri costi	1.908	3.419	(1.511)
Totale	**74.723**	**68.458**	**6.265**

L'aumento globale della voce deriva prevalentemente all'acquisizione di Barbero 1891 S.p.A., che nell'esercizio precedente aveva influito solo per un mese sul conto economico consolidato; tale aumento vale circa € 5,5 milioni.

Inoltre le società neo-consolidate hanno portato un incremento del costo del lavoro di circa € 0,6 milioni. Al netto di queste riclassifiche e degli oneri straordinari dell'esercizio, la variazione percentuale è del 2,5%.

Ammortamenti di marchi e differenze di consolidamento

I tassi di ammortamento, la composizione e la movimentazione sono stati già precedentemente illustrati.

Si specifica di seguito l'ammortamento dei marchi e delle differenze di consolidamento per *brand*.

	31 dicembre 2004	31 dicembre 2003	Variazione
Prodotti *ex* Bols	3.318	3.438	(120)
Cinzano	3.462	3.411	51
Ouzo 12	1.089	1.088	1
Acquisizione brasiliana	3.860	3.860	(0)
Skyy Spirits, LLC	12.640	12.908	(268)
Zedda Piras S.p.A. e Sella&Mosca S.p.A.	3.179	3.175	4
Barbero 1891 S.p.A.	6.922	577	6.345
Riccadonna	565		565
Altri	96		96
Totale	**35.131**	**28.458**	**6.674**

Si rimanda ai commenti relativi alle immobilizzazioni immateriali per maggiori dettagli sulle variazioni dell'esercizio.

Accantonamenti per rischi

Gli accantonamenti per rischi, commentati più analiticamente al paragrafo relativo ai fondi rischi, includono gli stanziamenti effettuati da Campari Italia S.p.A. per € 0,3 milioni connessi ad omessi sconti di competenza del periodo e a cause relative ad agenti e dalla Capogruppo Davide Campari-Milano S.p.A. per € 0,8 milioni in relazione a oneri futuri a fronte dei processi di riorganizzazione e ridefinizione della struttura, a cause di natura immobiliare in corso e oneri diversi.

Oneri diversi di gestione

Sono così composti:

	31 dicembre 2004	31 dicembre 2003	Variazione
Accise e contrassegni	152.650	121.491	31.159
Minusvalenze da alienazione immobilizzazioni	351	487	(136)
Imposte indirette e tasse	1.533	1.269	264
Altri oneri	5.120	4.087	1.033
Totale	**159.654**	**127.334**	**32.320**

Proventi e oneri finanziari

	31 dicembre 2004	31 dicembre 2003	Variazione
Proventi da partecipazioni			
– in altre imprese		71	(71)
Altri proventi finanziari da crediti iscritti nelle immobilizzazioni	1	18	(17)
Altri proventi finanziari da titoli iscritti nell'attivo circolante	13.464	1.536	11.928
Proventi diversi			
– da imprese collegate	68	68	
– da altre imprese	23.333	14.714	8.619
Interessi e oneri finanziari da altre imprese	(45.082)	(22.646)	(22.436)
Utili e perdite su cambi	(546)	(828)	282
Totale	**(8.762)**	**(7.067)**	**(1.695)**

L'analisi dei proventi e oneri finanziari più significativi del periodo è la seguente:

Altri proventi finanziari da titoli iscritti nell'attivo circolante

	31 dicembre 2004	31 dicembre 2003	Variazione
Utili della Capogruppo derivanti da alienazione titoli diversi	1.045		1.045
Dividendi da titoli iscritti nell'attivo circolante dalla Capogruppo	11.560		11.560
Interessi attivi su titoli obbligazionari della Capogruppo		841	(841)
Interessi da titoli iscritti nell'attivo circolante dalle controllate	859	695	164
Totale	**13.464**	**1.536**	**11.928**

Proventi diversi da altre imprese

	31 dicembre 2004	31 dicembre 2003	Variazione
Interessi su depositi a termine della Capogruppo	911	923	(12)
Proventi finanziari su titoli azionari della Capogruppo	4.091		4.091
Interessi su depositi a termine delle controllate	1.937	1.040	897
Interessi bancari e postali	96	127	(31)
Interessi attivi su strumenti finanziari derivati a copertura obbligazioni e *private placement*	16.040	9.811	6.229
Interessi attivi su altri strumenti finanziari derivati		2.554	(2.554)
Altri	258	259	(1)
Totale	**23.333**	**14.714**	**8.619**

Interessi e oneri finanziari da altre imprese

	31 dicembre 2004	31 dicembre 2003	Variazione
Interessi passivi su obbligazioni e *private placement*	(19.117)	(14.416)	(4.701)
Interessi passivi su strumenti finanziari derivati a copertura obbligazioni	(7.189)	(3.243)	(3.946)
Interessi passivi su altri strumenti finanziari derivati	(37)	(318)	281
Interessi passivi bancari	(2)	(83)	81
Interessi passivi su finanziamenti	(1.007)	(1.524)	517
Interessi passivi su contratti di *leasing*	(622)	(374)	(248)
Oneri finanziari su titoli azionari della Capogruppo Davide Campari-Milano S.p.A.	(11.287)		(11.287)
Perdite da cessione di attività finanziarie della Capogruppo Davide Campari-Milano S.p.A.	(4.683)		(4.683)
Oneri finanziari su *swap*		(1.141)	1.141
Altri	(1.138)	(1.547)	409
Totale	**(45.082)**	**(22.646)**	**(22.436)**

Nel corso del 2004, la Capogruppo Davide Campari-Milano S.p.A. ha effettuato investimenti di liquidità a breve termine di varia natura, tra i quali investimenti in depositi a termine che hanno prodotto interessi attivi per € 0,9 milioni, nonché investimenti in titoli iscritti nell'attivo circolante, che hanno generato complessivamente un risultato finanziario netto pari a € 0,7 milioni.

I proventi diversi da imprese collegate sono registrati da Campari Finance Teoranta a fronte del finanziamento a Fior Brands Ltd., commentato alla voce "crediti verso società collegate", cui si rimanda.

Di seguito si espone il costo netto legato alle due operazioni di prestito obbligazionario e *private placement* rispettivamente poste in essere nel 2003 e nel 2002 dalla Capogruppo Davide Campari-Milano S.p.A. e da Redfire, Inc.

	31 dicembre 2004				31 dicembre 2003	Variazione
	Davide Campari-Milano S.p.A.	Redfire, Inc.		Totale	Totale	Totale
	€	US$	€	€	€	€
Oneri finanziari verso obbligazionisti	(10.505)	(10.707)	(8.612)	(19.117)	(14.416)	(4.701)
Oneri finanziari su strumenti derivati	(7.189)			(7.189)	(3.243)	(3.946)
Proventi finanziari su strumenti derivati	10.505	6.882	5.535	16.040	9.811	6.229
Totale oneri finanziari netti	**(7.189)**	**(3.825)**	**(3.077)**	**(10.265)**	**(7.848)**	**(2.417)**
Debito	257.954	170.000	124.963	382.917		
Onere finanziario medio	**-2,79%**	**-2,25%**	**-2,46%**	**-2,68%**		

A commento della tabella sopraesposta si ricorda che, nel 2003, il finanziamento della Capogruppo Davide Campari-Milano S.p.A. è stato posto in essere nel mese di luglio; pertanto gli interessi qui riportati a confronto si riferiscono, per la sola Capogruppo Davide Campari-Milano S.p.A., al secondo semestre dell'esercizio 2003.

Non viene pertanto esposto un onere finanziario medio dell'esercizio precedente.

Gli oneri e i proventi finanziari sul contratto di copertura della Capogruppo Davide Campari-Milano S.p.A. vengono esposti separatamente, non prevedendo il contratto stesso una compensazione dei flussi generati in due valute diverse - Dollaro USA ed Euro; al contrario per Redfire, Inc. viene esposto il saldo netto dell'operazione di copertura.

Per quanto riguarda Redfire, Inc., vengono qui esposti i saldi in valuta originaria, dato che la differenza tra il cambio medio e finale utilizzati rispettivamente nella conversione degli interessi in conto economico e del debito in stato patrimoniale genera una lieve distorsione nel calcolo dell'onere finanziario medio del periodo.

Utili e perdite su cambi

	31 dicembre 2004	31 dicembre 2003	Variazione
Utili realizzati	885	4.524	(3.639)
Utili non realizzati	102	141	(39)
Perdite realizzate	(1.290)	(5.289)	3.999
Perdite non realizzate	(243)	(204)	(39)
Totale	**(546)**	**(828)**	**282**

Tutte le differenze realizzate, sia positive che negative, relative agli esercizi 2003 e 2004, sono quasi interamente riferibili a differenze cambio su transazioni commerciali in valuta di Campari International S.A.M..

Raccordo tra i proventi e oneri finanziari del bilancio civilistico e del conto economico riclassificato

	31 dicembre 2004	31 dicembre 2003	Variazione
Proventi (oneri) finanziari da conto economico riclassificato	**(8.296)**	**(8.843)**	**547**
Utili (perdite) su cambi da conto economico riclasssificato	(546)	1.622	(2.168)
Spese bancarie (classificate nei costi per servizi nel bilancio civilistico)	80	154	(74)
Totale proventi e oneri finanziari da bilancio civilistico	**(8.762)**	**(7.067)**	**(1.695)**

Si segnala che nell'esercizio precedente, un ammontare di € 2,5 milioni era stato riclassificato negli utili su cambi a livello di conto economico riclassificato in quanto rappresentava la chiusura anticipata di un'operazione di copertura su cambi messa in atto dalla Capogruppo Davide Campari-Milano S.p.A..

Rettifiche di valore delle attività finanziarie

	31 dicembre 2004	31 dicembre 2003	Variazione
Rivalutazioni di partecipazioni	19	33	(14)
Svalutazioni di partecipazioni		(643)	643
Totale	**19**	**(610)**	**629**

Le rettifiche di valore delle attività finanziarie includono le variazioni derivanti dal confronto dei valori delle partecipazioni in società collegate con i corrispondenti patrimoni netti.

Si ricorda che le svalutazioni dell'esercizio precedente si riferivano quasi interamente alle partecipazioni in Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile du Domaine de la Margue, consolidate integralmente a partire dal 1 gennaio 2004.

Proventi e oneri straordinari

	31 dicembre 2004	31 dicembre 2003	Variazione
Plusvalenze da alienazioni	1.532	34.447	(32.915)
Proventi vari	5.736	3.581	2.155
Minusvalenze da alienazioni	(2)	(5)	3
Oneri vari	(3.270)	(12.213)	8.943
Imposte relative ad esercizi precedenti	(30)	(183)	153
Totale	**3.966**	**25.627**	**(21.661)**

Le plusvalenze da alienazioni, che nello scorso esercizio si riferivano quasi esclusivamente alla cessione dell'immobile di Via Filippo Turati a Milano da parte della Capogruppo, includono nell'esercizio 2004 il risconto su una parte della plusvalenza stessa di competenza dell'esercizio per € 0,8 milioni, nonché plusvalenze realizzate dalla stessa Capogruppo Davide Campari-Milano S.p.A. sulla vendita di immobili per € 0,6 milioni.

I proventi vari includono sopravvenienze attive della Capogruppo Davide Campari-Milano S.p.A. per € 3,9 milioni che si riferiscono, tra l'altro, al riconoscimento della spettanza del rimborso IRPEG e ILOR, richiesto già dalla società incorporata Francesco Cinzano & C.ia S.p.A. pari a € 1,4 milioni e alla definizione di rapporti pendenti per € 1,1 milioni.

Gli oneri vari si riferiscono a sopravvenienze passive diverse, mentre si ricorda che nel 2003 esse includevano la svalutazione di attrezzature e imballi del ciclo 'vuoto a rendere' per € 3,8 milioni da parte di Campari Italia S.p.A., nonché accantonamenti di € 2,7 milioni e di € 3,5 milioni stanziati a fronte di rinnovamenti e sostituzioni di funzioni direttive e di altre modifiche organizzative rispettivamente della Capogruppo Davide Campari-Milano S.p.A. e del Gruppo.

Tali oneri, in quanto non inerenti la normale operatività del Gruppo, erano stati classificati come straordinari.

Imposte sul reddito del periodo

Il risultato prima delle imposte e le imposte sul reddito dell'esercizio si dettagliano come segue.

È opportuno specificare che il risultato ante imposte è considerato nella tabella seguente al netto del risultato di competenza di terzi.

Infatti, quest'ultimo include prevalentemente la quota di terzi relativa a Skyy Spirits, LLC che si intende al lordo di imposte in quanto negli Stati Uniti per tale forma di società le imposte sono pagate direttamente in capo ai singoli azionisti.

	31 dicembre 2004	31 dicembre 2003	Variazione
Risultato prima delle imposte del Gruppo	**106.441**	**120.171**	**(13.730)**
Imposte sul reddito del periodo			
– Correnti	31.994	37.169	(5.175)
– Differite	5.153	3.180	1.973
Totale imposte sul reddito	37.147	40.349	(3.202)
Aliquota effettiva di imposta	**34,9%**	**33,6%**	

Rispetto all'esercizio precedente, non vi sono sostanziali differenze nell'incidenza della imposta sul reddito del Gruppo rispetto al risultato ante imposte.

Si ricorda che già nell'esercizio precedente erano venuti meno gli effetti positivi della "*Dual Income Tax*" e della "Tremonti *bis*" di cui avevano beneficiato rispettivamente la Capogruppo Davide Campari-Milano S.p.A. e Campari-Crodo S.p.A. nei precedenti esercizi.

L'analisi della differenza tra l'aliquota teorica calcolata in base alle aliquote fiscali vigenti in Italia e quella effettiva del Gruppo è la seguente:

(%)	31 dicembre 2004	31 dicembre 2003	Variazione
Aliquota teorica (aliquote fiscali vigenti in Italia)	37,25	38,25	–1,00
Aliquote effettiva del Gruppo	34,90	33,58	1,32
Differenza rispetto all'aliquota teorica	**2,35**	**4,67**	**–2,32**
Spiegata da:			
– maggiore (minore) incidenza fiscale delle imprese estere rispetto all'aliquota teorica italiana	6,54	8,58	–2,04
– maggiore (minore) incidenza fiscale delle imprese italiane rispetto all'aliquota teorica italiana	0,44	0,73	–0,29
– differenze permanenti	–4,99	–2,97	–2,02
– effetto fiscale rettifiche di consolidato	0,36	–1,67	2,03
Totale	**2,35**	**4,67**	**–2,32**

Risultato del periodo di pertinenza di terzi

Si precisa per entrambi i periodi posti a confronto, che la quota di minoranza di pertinenza di Skyy Spirits, LLC si intende al lordo delle imposte trattandosi di una "*Limited Liability Company*" e pertanto non soggetta a imposte statali o federali ad eccezione delle "*minimum tax*" previste da alcuni stati.

Ogni socio è infatti direttamente responsabile degli utili e delle perdite fiscali derivanti dalla sua partecipazione alla società e assolve al pagamento delle imposte dovute.

ALTRE INFORMAZIONI

Risultati per aree di attività

Per i risultati e commenti per area di attività si rimanda alla relazione degli amministratori sulla gestione.

Dati relativi ai dipendenti

Il numero medio dei dipendenti delle imprese incluse nell'area di consolidamento è il seguente:

Per categoria	31 dicembre 2004	31 dicembre 2003	Variazione
Dirigenti	80	62	19
Impiegati	840	773	66
Operai	625	555	71
Totale	**1.545**	**1.390**	**156**

Per area geografica	31 dicembre 2004	31 dicembre 2003	Variazione
Italia	876	747	130
Estero	669	643	26
Totale	**1.545**	**1.390**	**156**

Si segnala che l'inclusione di Barbero 1891 S.p.A., che nel 2003 era stata incorporata il 3 dicembre, ha prodotto un aumento dell'organico medio di circa 110 persone, mentre le altre società neo-consolidate hanno contribuito all'aumento dell'organico medio dell'anno per 36 teste.

Ammontare dei compensi ad amministratori e sindaci

I compensi complessivamente spettanti per l'esercizio 2004 agli amministratori e ai sindaci della Capogruppo Davide Campari-Milano S.p.A. per lo svolgimento di tali funzioni nella Capogruppo Davide Campari-Milano S.p.A. stessa e in altre imprese consolidate, suddivisi tra compensi per la carica e altri compensi percepiti sono di seguito dettagliati:

	31 dicembre 2004		31 dicembre 2003	
	Compensi per la carica	Totale compensi percepiti	Compensi per la carica	Totale compensi percepiti
Amministratori	5.521	6.349	3.737	5.630
Sindaci	551	551	332	332
Totale	**6.072**	**6.900**	**4.069**	**5.962**

Il Presidente
del Consiglio di Amministrazione

Luca Garavoglia

ALLEGATI AL BILANCIO CONSOLIDATO

ELENCO DELLA PARTECIPAZIONI

ai sensi dell'articolo 126 della delibera Consob 11971 del 14 maggio 1999 e successive modifiche

Impresa controllante

Denominazione, sede, attività	Capitale al 31 dicembre 2004 Valuta	Importo
Davide Campari-Milano S.p.A. - Milano Società *holding* e di produzione	€	29.040.000

Imprese controllate consolidate con il metodo integrale

Denominazione, sede, attività	Capitale 31 dicembre 2004		% posseduta dalla Capogruppo		
	Valuta	Importo	diretta	indiretta	soggetto azionista diretto
Italia					
Barbero 1891 S.p.A. Società di produzione e commerciale - Canale	€	22.350.000	100,00		
Campari Italia S.p.A. Società commerciale - Milano	€	1.220.076	100,00		
Sella & Mosca S.p.A. Società di produzione e commerciale - Alghero	€	13.838.916		100,00	Zedda Piras S.p.A.
Zedda Piras S.p.A. Società di produzione e commerciale Cagliari (sede operativa Alghero)	€	3.276.000	100,00		
Longhi & Associati S.r.l. (*) Società di servizi - Milano	€	10.400		70,00	Lacedaemon Holding B.V.
Europa					
Campari Deutschland GmbH Società commerciale - Monaco	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Società finanziaria - Dublino	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France Società di produzione - Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M. Società commerciale - Monaco	€	100.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Società commerciale - Zug	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A. Società di produzione - Piraeus	€	1.438.150		75,00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V. Società *holding* - Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V. Società *holding* - Amsterdam	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A. Società commerciale - Argiropoulis, Attika	€	325.500		75,00	O-Dodeca B.V.
O-Dodeca B.V. Società *holding* - Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA Società di servizi - Funchal	€	5.000	100,00		
Société Civile du Domaine de la Margue Società di produzione e commerciale Saint Gilles (Francia)	€	4.793.184		100,00	Sella & Mosca S.p.A.

(*) Acquisita il 14 dicembre 2004 e consolidata da tale data con il metodo integrale

Imprese controllate consolidate con il metodo integrale (segue)

Denominazione, sede, attività	Capitale 31 dicembre 2004 Valuta	Importo	% posseduta dalla Capogruppo diretta	indiretta	soggetto azionista diretto
Americhe					
Campari do Brasil Ltda. Società di produzione e commerciale - Barueri	BRC	243.202.100	100,00		
Gregson's S.A. Società proprietaria di marchi - Montevideo	UYP	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc. Società *holding* - Wilmington, Delaware	US$	115.450.000	100,00		
Skyy Spirits, LLC Società commerciale - Wilmington, Delaware (sede operativa San Francisco)	US$	15.348.729	58,90		Redfire, Inc.
Altre					
Qingdao Sella & Mosca Winery Co. Ltd. Società di produzione e commerciale - Qingdao (Cina)	US$	3.000.000		93,67	Sella & Mosca S.p.A.

Altre partecipazioni

Denominazione, attività, sede	Capitale al 31 dicembre 2004 Valuta	Importo	% posseduta dalla Capogruppo diretta	Indiretta	soggetto azionista diretto	valore di carico € migliaia	Criterio di valutazione
Imprese collegate							
Fior Brands Ltd. Società commerciale - Stirling	GBP	100		50,00	DI.CI.E. Holding B.V.	0	Patrimonio netto
International Marques V.o.f. Società commerciale - Harleem	€	210.000		33,33	DI.CI.E. Holding B.V.	36	Patrimonio netto
M.C.S. S.c.a.r.l. Società commerciale - Bruxelles	€	464.808		33,33	DI.CI.E. Holding B.V.	243	Patrimonio netto
SUMMA S.L. Società commerciale- Madrid	€	342.000		30,00	DI.CI.E. Holding B.V.	106	Patrimonio netto

RELAZIONE ANNUALE DEL CONSIGLIO DI AMMINISTRAZIONE SULLA *CORPORATE GOVERNANCE*

Davide Campari-Milano S.p.A. (la "Società" e, unitamente alle proprie controllate, il "Gruppo"), adotta, quale modello di riferimento per la propria *corporate governance*, le disposizioni del Codice di Autodisciplina delle Società Quotate (il "Codice").

La presente relazione è stata predisposta seguendo le linee guida per la redazione della relazione di *corporate governance* emanate da Borsa Italiana S.p.A., nonché da Assonime - Associazione fra le società italiane per azioni.

Essa ha lo scopo di fornire al mercato e agli azionisti una completa informativa sul modello di *corporate governance* prescelto dalla Società e sulla concreta attuazione delle raccomandazioni contenute nel Codice.

I Sezione - 1. Struttura di *governance* della Società

Il nuovo Statuto sociale approvato dall'Assemblea Straordinaria degli Azionisti del 29 aprile 2004 al fine di adeguare lo stesso al D. Lgs. 17 gennaio 2003 n. 6, ha ribadito la scelta di un modello di amministrazione e di controllo della Società di tipo tradizionale, caratterizzato dalla presenza di un organo di gestione, il Consiglio di Amministrazione, e uno di controllo rappresentato dal Collegio Sindacale.

1.1. Consiglio di Amministrazione

Secondo quanto previsto dall'articolo 14 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da tre a quindici membri, nominati dall'Assemblea ordinaria, che provvede altresì a determinarne il numero.

Al Consiglio di Amministrazione spettano i più ampi poteri per la gestione della Società al fine di conseguire l'oggetto sociale.

Il Consiglio di Amministrazione è l'organo centrale del sistema di *corporate governance* della Società.

A esso è attribuita la responsabilità di determinare le linee strategiche di gestione e di alta direzione della Società e del Gruppo verificando il generale andamento della gestione, nonché di definire e applicare le regole del governo societario, e di esaminare le procedure di controllo interno

I componenti del Consiglio di Amministrazione durano in carica per un periodo variabile da uno a tre esercizi e sono rieleggibili.

1.2. Collegio sindacale

L'articolo 27 dello Statuto stabilisce che il Collegio Sindacale è costituito da tre sindaci effettivi e da tre sindaci supplenti.

Il Collegio Sindacale, in completa autonomia e indipendenza, svolge la funzione di controllo e di verifica della corretta gestione amministrativa e contabile nonché dell'osservanza della legge e dello Statuto.

Il controllo contabile è invece esercitato da una società di revisione.

I sindaci durano in carica tre esercizi e sono rieleggibili.

1.3. Assemblee

Lo svolgimento delle Assemblee è disciplinato da un apposito regolamento approvato con deliberazione dell'Assemblea ordinaria del 2 maggio 2001 (il "Regolamento").

A esse partecipano di regola tutti gli Amministratori e l'intero Collegio Sindacale.

Il Regolamento disciplina lo svolgimento delle Assemblee ordinarie e straordinarie, nonché in quanto compatibili, delle Assemblee speciali, regolando le modalità di partecipazione alle stesse, la verifica della legittimazione, con particolare riferimento alla raccolta delle deleghe, i poteri del Presidente in ordine alla

costituzione dell'Assemblea, all'apertura dei lavori, alla discussione e alla modalità di espletamento delle votazioni e del conteggio dei voti.

Ai sensi di quanto previsto dall'articolo 11 dello Statuto, coloro che intendono partecipare all'Assemblea devono presentare idonea certificazione rilasciata dall'intermediario abilitato, previamente comunicata alla Società, in conformità alla normativa applicabile con preavviso di due giorni. I soci hanno la facoltà di farsi rappresentare in Assemblea purché la delega sia sottoscritta dall'intestatario della predetta certificazione o da un suo legale rappresentante o da uno specifico mandatario.

Coloro che partecipano in rappresentanza di uno o più aventi diritto di voto devono documentare la propria legittimazione e rilasciare dichiarazione di insussistenza di cause ostative alla rappresentanza.

L'avente diritto al voto che partecipa all'Assemblea non può contemporaneamente rilasciare delega per parte dei propri voti, tuttavia è possibile delegare soggetti diversi per i diversi argomenti all'ordine del giorno, ciascuno per la totalità dei voti spettanti.

In tal caso la delega deve riportare gli argomenti per i quali è rilasciata.

Conformemente all'articolo 13 del Codice, gli Amministratori si adoperano, per quanto di propria competenza, per incoraggiare e facilitare la partecipazione più ampia possibile degli azionisti alle Assemblee.

Le Assemblee sono occasione anche per la comunicazione agli azionisti di informazioni sulla Società e sul Gruppo, nel rispetto della disciplina sulle informazioni *price sensitive.*

1.4. Composizione del capitale azionario

Il capitale sociale è composto interamente da azioni ordinarie.

Alicros S.p.A., ai sensi dell'articolo 93 del D. Lgs. 58/1998, è il socio di controllo della Società.

II Sezione - Informazioni sull'attuazione delle previsioni del Codice

2. Consiglio di Amministrazione

2.1. Ripartizioni delle deleghe e delle competenze

L'articolo 17 dello Statuto prevede che al Consiglio di Amministrazione spettino tutti i poteri per l'ordinaria e la straordinaria amministrazione della Società.

Conformemente a quanto previsto dal Codice e dall'articolo 2381 Codice Civile, così come modificato dal D. Lgs. 17 gennaio 2003 n. 6, il Consiglio di Amministrazione si riunisce per valutare l'andamento della gestione ed esaminare le relazioni degli Amministratori Delegati sull'attività svolta nell'esercizio delle deleghe e le operazioni di maggiore rilievo effettuate dal Gruppo verificando l'adeguatezza dell'assetto organizzativo, amministrativo e contabile della Società.

A esso inoltre sono attribuiti tutti i poteri che, per legge, possono mediante clausola statutaria essere attribuiti al Consiglio di Amministrazione, ivi inclusi il potere di deliberare fusioni per incorporazione di società interamente possedute o di società possedute in misura non inferiore al novanta per cento, il potere di istituire o sopprimere sedi secondarie, filiali, uffici di rappresentanza e dipendenze sia in Italia sia all'estero, il potere di indicare quale o quali tra gli Amministratori abbiano la rappresentanza della Società, il potere di deliberare la riduzione del capitale in caso di recesso del socio, il potere di deliberare eventuali adeguamenti dello Statuto a disposizioni normative, il potere di deliberare il trasferimento della sede sociale purché all'interno del territorio nazionale e il potere di emettere obbligazioni nei limiti e con le modalità di legge applicabili.

Anche in mancanza di una espressa previsione statutaria, sono rimesse alla competenza del Consiglio di Amministrazione le attribuzioni indicate all'articolo 1.2. del Codice, in particolare il Consiglio di Amministrazione esamina e approva i piani strategici, industriali e finanziari della Società e la struttura societaria del Gruppo.

Sono altresì di competenza del Consiglio di Amministrazione le delibere relative ad atti che per valore o tipologia esulino dalle procure degli Amministratori Delegati o che presentino interessi propri degli

Amministratori o di terzi, oppure quelle che gli amministratori stessi ritengano opportuno sottoporre al suo esame per particolari motivi.

Ai sensi dell'articolo 18 dello Statuto, il Consiglio di Amministrazione, può nei limiti consentiti dalla legge, delegare quei poteri che ritiene opportuni per la gestione della Società e la rappresentanza di essa con potere di firma a uno o più dei propri membri, con la qualifica di Amministratore Delegato.

Le deleghe attribuite consentono agli Amministratori Delegati di operare disgiuntamente per atti di gestione ordinaria, secondo soglie di valore fissate a seconda della categoria di atti e, con firma abbinata a due, per gli atti di gestione ordinaria di valore eccedente le soglie previste e per taluni atti di gestione straordinaria.

Ai sensi dell'articolo 19 dello Statuto, gli Amministratori cui siano stati delegati poteri devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale sull'attività svolta nell'esercizio delle deleghe, sulle operazioni di maggior rilievo effettuate dalla Società o dalle società del Gruppo, e quelle in cui essi abbiano avuto un interesse proprio o di terzi.

L'approvazione preventiva delle operazioni più significative, quali ad esempio le acquisizioni e cessioni di aziende rilevanti, è demandata al Consiglio di Amministrazione.

Si ritengono comunque operazioni significative tutte le operazioni il cui valore eccede i limiti fissati per il compimento degli atti con firma congiunta.

Lo Statuto prevede inoltre sia possibile delegare parte delle proprie attribuzioni, con i connessi poteri di rappresentanza, a un Comitato Esecutivo, che potrà deliberare con il voto favorevole della maggioranza dei propri componenti.

Attualmente il Comitato Esecutivo non è istituito.

2.2. Presidente del Consiglio di Amministrazione

Al Presidente del Consiglio di Amministrazione spetta la rappresentanza della Società di fronte ai terzi e in giudizio.

Il Presidente coordina le attività del Consiglio di Amministrazione e guida lo svolgimento delle relative riunioni; presiede inoltre le Assemblee della Società e ne disciplina lo svolgimento in conformità alle previsioni statutarie e del Regolamento.

Poiché non gli sono state conferite deleghe gestionali, egli può essere qualificato come Amministratore non esecutivo.

La funzione di *Internal Audit* risponde direttamente al Presidente.

2.3. Operazioni con parti correlate

Secondo quanto prevede l'articolo 19 dello Statuto e in osservanza di quanto stabilito dall'articolo 150 del D. Lgs. 58/1998, gli Amministratori Delegati devono riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale, tra l'altro, sulle operazioni nelle quali essi abbiano avuto un interesse proprio o di terzi.

Le operazioni con parti correlate maggiormente significative compiute nel corso del 2004 sono indicate nella Relazione sulla Gestione, a cui si rimanda.

Il Consiglio di Amministrazione del 26 febbraio 2004 ha approvato una specifica procedura interna per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.

Sono soggetti alla procedura gli Amministratori delle società del Gruppo, nonché i dirigenti di queste che abbiano poteri di impegnare le società stesse nei confronti dei terzi.

Costoro, qualora ravvisino una operazione nella quale abbiano un interesse, personale o per conto di terzi, ovvero una operazione con parti correlate, aventi un valore non inferiore a € 1.000,00 devono astenersi dal compierla dandone completa informazione a un Amministratore esecutivo della propria società o, qualora il soggetto avente l'interesse sia egli stesso Amministratore esecutivo, al proprio Consiglio di Amministrazione.

L'Amministratore esecutivo, ovvero il Consiglio di Amministrazione, valutata l'opportunità e convenienza economica dell'operazione posta alla sua attenzione, ne può autorizzare il compimento.

La Società ha così recepito le raccomandazioni del Codice in ordine alla determinazione di linee guida per l'identificazione delle operazioni con parti correlate conformandosi in tal modo sia alle comunicazioni

Consob in materia sia all'articolo 2391 e 2391 *bis* del codice civile così come modificato dalla riforma del diritto societario.

L'allontanamento dei soggetti portatori di interessi propri alle deliberazioni, nonché l'eventuale richiesta di *legal* o *fairness opinion* sono previsti ai sensi dell'articolo 11 del Codice.

2.4. Composizione del Consiglio di Amministrazione

Come già accennato, secondo quanto previsto dall'articolo 14 dello Statuto, la Società è amministrata da un Consiglio di Amministrazione composto da un numero di amministratori variabile da un minimo di tre a un massimo di quindici membri, secondo quanto deliberato dall'Assemblea, che procede alla loro nomina.

Il Consiglio di Amministrazione è attualmente composto da 11 membri.

Si riportano di seguito i nomi dei componenti del Consiglio di Amministrazione nominati dall'Assemblea ordinaria del 29 aprile 2004 con l'indicazione in corsivo degli incarichi rivestiti nel Gruppo dai consiglieri esecutivi:

Luca Garavoglia	Presidente (non esecutivo)
Luca Cordero di Montezemolo	non esecutivo - indipendente
Cesare Ferrero	non esecutivo - indipendente
Franzo Grande Stevens	non esecutivo - indipendente
Paolo Marchesini	*Chief Financial Officer(*)*
Marco Pasquale Perelli-Cippo	non esecutivo – non indipendente
Giovanni Rubboli	non esecutivo - indipendente
Renato Ruggiero	non esecutivo - indipendente
Stefano Saccardi	*Officer Legal Affairs and Business Development* (*)
Vincenzo Visone	*Chief Executive Officer (*)*
Anton Machiel Zondervan	non esecutivo - indipendente

Agli Amministratori il cui nominativo è contrassegnato da un asterisco sono state conferite deleghe operative nella Società e la carica di Amministratore Delegato.

Tale Consiglio di Amministrazione verrà a scadere con l'approvazione del bilancio dell'esercizio chiuso al 31 dicembre 2006.

Secondo quanto previsto dal Regolamento, le proposte di nomina alla carica di Amministratore sono presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea.

Il *curriculum vitae* di ciascun Amministratore è disponibile presso la Direzione *Investor Relations*, mentre le caratteristiche professionali del *management* sono riportate in sintesi sul sito www.campari.com/ir.

Non è fissato statutariamente un numero minimo di riunioni del Consiglio di Amministrazione.

Nel corso del 2004 si sono tenute cinque riunioni del Consiglio di Amministrazione, di cui tre secondo la sua nuova composizione, caratterizzate dalla regolare presenza dei consiglieri e da un numero limitato di assenze, comunque giustificate; è previsto che nel corso del 2005 si tenga un numero sostanzialmente analogo di riunioni.

Per la partecipazione alle riunioni dei Consiglieri di Amministrazione si richiama la tabella 1 allegata alla presente Relazione.

In vista delle riunioni del Consiglio di Amministrazione, vengono fornite agli amministratori con ragionevole anticipo, ove possibile, la documentazione e le informazioni necessarie ai fini delle delibere consiliari.

Il flusso di informazioni ai membri del Consiglio di Amministrazione è adeguato e tempestivo.

2.5. Altre cariche ricoperte dagli amministratori

Gli Amministratori che alla data del 31 dicembre 2004 ricoprivano cariche di Amministratore o Sindaco in altre società quotate in mercati regolamentati anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni, sono i seguenti:

- Luca Garavoglia: Consigliere di Amministrazione di FIAT S.p.A.;
- Cesare Ferrero: Consigliere di Amministrazione di Autostrada Torino-Milano S.p.A., Pininfarina S.p.A.; Presidente del Collegio Sindacale di ERSEL Finanziaria S.p.A., ERSEL S.I.M. S.p.A., Ferrero S.p.A., FIAT S.p.A., FIAT Auto S.p.A., Giovanni Agnelli & C. S.A.p.A., I.F.I. S.p.A.; Sindaco Effettivo di Banca Passadore S.p.A., I.F.I.L. S.p.A., P. Ferrero & C. S.p.A., R.C.S. Investimenti S.p.A, Toro Assicurazioni S.p.A.;
- Luca Cordero di Montezemolo: Presidente del Consiglio di Amministrazione di BolognaFiere S.p.A., Ferrari S.p.A., FIAT S.p.A., Maserati S.p.A., Consigliere di Amministrazione di City Group S.p.A., Editrice La Stampa S.p.A., Indesit Company S.p.A., Tod's S.p.A.; Membro del *Conseil de Sourveillance* di Pinault Primtemps Redoute;
- Franzo Grande Stevens: Presidente del Consiglio di Amministrazione di P. Ferrero & C. S.p.A., Juventus F.C. S.p.A.; Consigliere di Amministrazionedi Exor Group S.A., I.F.I. S.p.A., I.F.I.L. S.p.A., I.P.I. S.p.A., Pictet International Capital Management, Pininfarina S.p.A., RCS MediaGroup S.p.A., S.E.I. S.p.A.;
- Renato Ruggiero: Presidente di Citigroup Svizzera, Vice Presidente di Citigroup European Investment Bank;
- Anton Machiel Zondervan: *Chairman of the Supervisory Board* di Doeksen Transport Group.

2.6. Amministratori non esecutivi e indipendenti

Lo Statuto non prevede un numero minimo di Amministratori non esecutivi o indipendenti, tuttavia la Società in via di prassi, conformemente all'articolo 2 del Codice, si è dotata di Amministratori non esecutivi che per numero e autorevolezza hanno un peso significativo nell'assunzione delle delibere.

Infatti alla data di approvazione del progetto di bilancio dell'esercizio chiuso al 31 dicembre 2004 la maggior parte degli Amministratori sono non esecutivi, i quali possono considerarsi indipendenti, a eccezione di Luca Garavoglia e di Marco Pasquale Perelli-Cippo.

Infatti, 6 consiglieri su 11 sono indipendenti.

La verifica del grado di indipendenza degli amministratori è stata eseguita dal Consiglio di Amministrazione alla luce dei principi del Codice e, in particolare, dei criteri specificati all'articolo 3.

Si precisa altresì che il consigliere Franzo Grande Stevens presta consulenza legale a favore del Gruppo non di rilevanza tale da condizionarne l'autonomia di giudizio.

2.7. Comitati

Lo Statuto prevede espressamente che il Consiglio di Amministrazione possa costituire un comitato per il controllo interno ("Comitato Audit") nonché un comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine").

Entrambi i comitati rappresentano una articolazione interna del Consiglio di Amministrazione e hanno un ruolo consultivo e propositivo.

2.7.1. Il Comitato Remunerazione e Nomine

Il Consiglio di Amministrazione ha istituito un Comitato Remunerazione a cui, per ragioni di maggiore razionalizzazione, sono state accorpate le funzioni del Comitato per le proposte di nomina.

Il Comitato di Remunerazione e Nomine è composto in prevalenza da Amministratori indipendenti, nelle persone di Franzo Grande Stevens, Presidente, Marco Pasquale Perelli-Cippo e Giovanni Rubboli.

Esso ha il compito di formulare proposte per la remunerazione degli Amministratori cui siano stati attribuiti funzioni e poteri specifici e di coloro che ricoprano ruoli – chiave nella dirigenza della Società, nonché proposte per una migliore allocazione delle risorse umane all'interno del Gruppo.

Le proposte del Comitato Remunerazione e Nomine non riguardano i membri del Comitato Remunerazione e Nomine stesso.

Nel corso del 2004 il Comitato Remunerazione e Nomine si è riunito due volte, in entrambe le occasioni hanno partecipato tutti i membri in carica, e ha presentato al Consiglio di Amministrazione le proprie proposte per quanto di competenza senza aver fatto ricorso a consulenti esterni.

Il Consiglio di Amministrazione ha deliberato in conformità alle proposte formulate dal Comitato Remunerazione e Nomine.

Le tematiche affrontate dal Comitato Remunerazione e Nomine nel corso del 2004 hanno riguardato la struttura organizzativa e l'organigramma del Gruppo, la remunerazione degli Amministratori esecutivi e del *top management*, nonché l'aggiornamento del piano di *stock option*.

La remunerazione degli Amministratori esecutivi e del *top management* del Gruppo è legata in misura significativa ai risultati economici conseguiti dal Gruppo e dalle singole società in cui essi operano.

Le informazioni di dettaglio sulle remunerazioni degli Amministratori sono indicate nella nota integrativa al bilancio della Società a cui si rimanda.

I dati sono comprensivi di indennità di fine mandato a favore di Amministratori esecutivi che hanno lasciato le loro cariche per pensionamento.

La Società ha attuato, previa delibera del Consiglio di Amministrazione su proposta del Comitato Remunerazione e Nomine e in conformità ad un piano – quadro deliberato dall'Assemblea ordinaria, una seconda *tranche* del piano di *stock option* già in essere per il Presidente del Consiglio di Amministrazione, gli Amministratori esecutivi e per il *top management* del Gruppo.

Le opzioni di cui alla seconda *tranche* del piano di *stock option* sono esercitabili per la generalità dei beneficiari, tra l'1 e il 30 luglio 2009 al prezzo prefissato di € 39,81 per azione.

2.7.2. Il Comitato per il controllo interno

Il Consiglio di Amministrazione nella seduta del 10 maggio 2004 ha rinnovato la composizione e ha istituito un Comitato Audit composto interamente da Amministratori indipendenti, nelle persone di Giovanni Rubboli, Presidente, Cesare Ferrero e Anton Machiel Zondervan.

La funzione del Comitato Audit, conformemente ai compiti specificati nell'articolo 10 del Codice, è quella di valutare l'adeguatezza del sistema di controllo interno, nonché del piano di lavoro dei preposti al controllo interno e di riferire in proposito al Consiglio di Amministrazione.

Le tematiche affrontate dal Comitato Audit nel corso del 2004 hanno riguardato la verifica del livello di controllo interno nell'area logistica della Business Unit Italia, di Campari do Brasil Ltda. e di Skyy Spirits, LLC, nonché nelle aree commerciale e *marketing* di Campari Deutschland GmbH.

Sono stati aggiornati i *risk assessment* di Gruppo, in particolare con riferimento soprattutto alle aree produttive e commerciali di Sella & Mosca S.p.A. e di Campari Deutschland GmbH.

L'attività di verifica del Comitato Audit si è, inoltre, concentrata sulla valutazione dei marchi e degli avviamenti delle società recentemente acquisite alla luce dei nuovi principi contabili internazionali.

Alle riunioni del Comitato Audit partecipa solitamente il Presidente del Collegio Sindacale o altro Sindaco da questi designato.

Per la partecipazione alle riunioni del Comitato Audit si richiama la tabella 1 allegata alla presente Relazione.

Il rapporto tra Comitato Audit e Collegio Sindacale è improntato al continuo scambio di informazioni sui principali temi di controllo interno trattati negli *audit* periodici, conformemente allo svolgimento del piano annuale di *audit* e all'aggiornamento del *risk assessment* di Gruppo e delle singole società controllate.

3. Funzioni e procedure aziendali

3.1. Procedure per il trattamento delle informazioni riservate

La Società si è dotata di una "Procedura per il Trattamento delle Informazioni Riservate" (la "Procedura").

Tale Procedura contiene la definizione di quali informazioni possono essere considerate riservate o *price sensitive*, definisce le responsabilità interne per il trattamento di tali informazioni, le regole comportamentali cui debbono attenersi coloro che ne vengano a conoscenza, nonché le relative procedure di divulgazione, anche nei confronti della stampa.

La Procedura si applica agli Amministratori, Sindaci e dipendenti della Società e delle altre società del Gruppo.

Sono responsabili per la gestione delle informazioni riservate gli Amministratori Delegati delle società del Gruppo nonché, per quanto attiene alle acquisizioni e dismissioni, il *Chief Executive Officer* e l'*Officer Legal Affairs and Business Development* e, per quanto attiene all'informazione finanziaria, il *Chief Financial Officer.*

La Società ha altresì adottato un Codice di Comportamento *Insider Dealing* del Gruppo redatto in ottemperanza a quanto previsto dall'articolo 2.6.3. del Regolamento di Borsa Italiana S.p.A.

È pertanto previsto che siano rese note al mercato, secondo i tempi e le modalità previste dalla normativa in questione, le operazioni aventi a oggetto titoli emessi dalla Società poste in essere da determinati soggetti, denominati "persone rilevanti", che, in virtù dell'incarico ricoperto all'interno del Gruppo, possono avere accesso a informazioni riservate.

Il predetto Codice ha fissato alcuni periodi dell'anno *(blocking period)*, quali le fasi che precedono l'approvazione del bilancio consolidato, la comunicazione dei conti trimestrali e dei conti semestrali nonché durante operazioni straordinarie, in cui è fatto assoluto divieto alle persone rilevanti di effettuare negoziazioni su strumenti finanziari della società che superano la soglia di € 50.000,00.

Al di fuori dei *blocking period*, tali operazioni potranno essere compiute solo in due periodi dell'anno, non superiori a quindici giorni, scelti preventivamente dalle persone rilevanti.

Particolarmente rigorosi sono gli obblighi di informazione che le persone rilevanti hanno assunto nei confronti della Società.

Esse infatti dovranno trasmettere al Comitato Audit, al termine di ogni trimestre, un quadro completo di tutte le operazioni effettuate, compreso l'eventuale esercizio di *stock option*, ai fini della comunicazione al mercato, entro 10 giorni, delle negoziazioni che eccedano la soglia sopra richiamata.

Le operazioni superiori a € 250.000,00, data la loro importanza, dovranno invece essere comunicate tempestivamente al Comitato Audit, affinché la Società possa provvedere a renderle note al mercato senza indugio.

Il Comitato Audit ha provveduto a identificare la lista delle "persone rilevanti".

Nel corso del 2004 la Società ha altresì deciso di dotarsi di un Codice Etico nel quale sono stati identificati i valori essenziali ai quali il Gruppo dovrà continuare a ispirare la propria condotta.

La forte crescita della Società sui mercati italiani e internazionali, la complessità della struttura societaria raggiunta in questi anni anche in relazione alle recenti acquisizioni, la consapevolezza di operare in contesti socio-economici sempre più complessi, hanno reso opportuno l'emanazione del predetto Codice.

Il Codice di Comportamento *Insider Dealing* ed il Codice Etico del Gruppo Campari sono riportati integralmente sul sito della Società all'indirizzo www.campari.com/ir.

3.2. Procedure per la nomina di Amministratori e Sindaci

Secondo quanto previsto dal Regolamento, le proposte di nomina alla carica di Amministratore sono presentate attraverso liste, accompagnate da un'esauriente informativa riguardante le caratteristiche personali e professionali dei candidati, depositate presso la sede sociale almeno dieci giorni prima della data prevista per l'Assemblea.

Non sono previsti voti "di lista" per l'elezione di Amministratori espressione della minoranza.

Tutti gli attuali Amministratori sono stati proposti dall'azionista di maggioranza.

Lo Statuto prevede, per la nomina dei componenti del Collegio Sindacale, il meccanismo del voto di lista, al fine di consentire alla minoranza di nominare un Sindaco Effettivo e un Sindaco Supplente, come richiesto dall'articolo 148 del D.Lgs 58/1998.

La nomina del Collegio Sindacale avviene sulla base di liste presentate dagli azionisti e depositate presso la sede della Società almeno dieci giorni prima di quello fissato per l'Assemblea.

Hanno diritto a presentare le liste soltanto gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

Sempre secondo lo Statuto, non possono essere inseriti nelle liste candidati che ricoprano già incarichi di Sindaco effettivo in cinque o più società quotate (con esclusione delle società controllanti e/o controllate dalla Società) o che non siano in possesso dei requisiti di onorabilità e professionalità stabiliti dalla normativa applicabile.

La procedura per la elezione dei sindaci è descritta all'articolo 27 dello Statuto.

3.3. Il sistema di controllo interno

La Società, consapevole dell'importanza di un adeguato sistema di controllo interno, si è dotata di una struttura apposita, che fa capo al preposto al controllo interno o *Group Internal Auditor*.

Tale funzione, che opera a livello di Gruppo esercitando la propria vigilanza sul Gruppo, è gerarchicamente indipendente dagli Amministratori esecutivi e risponde direttamente al Presidente della Società.

Essa riferisce del proprio operato, con cadenza almeno trimestrale, agli Amministratori Delegati, al Comitato Audit e al Collegio Sindacale.

Il Consiglio di Amministrazione, sulla base delle relazioni favorevoli del Comitato Audit, ritiene che il sistema di controllo interno messo in atto sia idoneo a presidiare efficacemente i rischi tipici delle attività esercitate dal Gruppo e a monitorarne adeguatamente la situazione economica e finanziaria.

3.4. La funzione di investor relations

La Società pone particolare cura nello sviluppo del rapporto con i propri azionisti e con gli investitori istituzionali.

È operativa una funzione a ciò dedicata che fa capo all'*Investor Relations Manager*.

Nell'ambito della comunicazione periodica e di quella relativa alle operazioni straordinarie, sono stati organizzati numerosi incontri con gli investitori istituzionali italiani ed esteri e con la stampa specializzata cui partecipano anche esponenti del *top management*.

La Società, al fine di favorire il dialogo con gli azionisti, ha allestito e costantemente aggiorna una sezione speciale del proprio sito internet dedicata all'attività di *investor relations* (www.campari.com/ir) all'interno della quale possono essere reperite sia informazioni di carattere economico-finanziario (bilanci, relazioni semestrali e trimestrali, informazioni sull'andamento delle contrattazioni di Borsa dei titoli emessi dalla Società), sia dati e documenti di interesse per gli azionisti quali, tra gli altri, la composizione degli organi sociali, le informazioni sulla *corporate governance* aziendale, nonché il Codice in materia di Internal Dealing e la Procedura per l'effettuazione di operazioni in presenza di interessi propri e degli Amministratori o con parti correlate.

Le richieste di informazioni dei soci possono essere indirizzate alla casella di posta elettronica investor.relations@campari.com.

La Società segue i principi contenuti nella Guida per l'informazione al Mercato.

4. Sindaci

Il Collegio Sindacale nominato dall'Assemblea ordinaria del 29 aprile 2004 per il triennio 2004-2005-2006 è così composto:

Umberto Tracanella	Presidente
Alberto Lazzarini	Sindaco Effettivo
Antonio Ortolani	Sindaco Effettivo
Alberto Giarrizzo Garofalo	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Paolo Proserpio	Sindaco Supplente

I sindaci che alla data del 31 dicembre 2004 ricoprivano cariche di amministratore o sindaco in altre società quotate in mercati regolamentati italiani sono:

- Umberto Tracanella: Vice Presidente del Consiglio di Amministrazione di Edison S.p.A., Risanamento S.p.A. e Consigliere di Amministrazione di I.P.I. S.p.A.;
- Alberto Lazzarini: Sindaco Supplente di Giovanni Crespi S.p.A.;
- Antonio Ortolani: Presidente del Collegio Sindacale di Mirato S.p.A.;
- Alberto Giarrizzo Garofalo: Sindaco Supplente di Mirato S.p.A.

Poiché non è stata presentata alcuna lista alternativa nessun Sindaco in carica è espressione dei soci di minoranza i quali, presumibilmente, si sono ritenuti garantiti dalla professionalità e indipendenza dei sindaci proposti dalla maggioranza.

Le proposte all'Assemblea degli azionisti per la nomina dei Sindaci attualmente in carica sono state accompagnate da una esauriente informativa riguardante le caratteristiche personali e professionali degli stessi.

Nel 2004 si sono tenute sei riunioni del Collegio Sindacale di cui quattro secondo la sua nuova composizione.

Per la partecipazione alle riunioni dei sindaci si richiama la tabella 2 allegata alla presente Relazione.

Alle riunioni del Consiglio di Amministrazione ha quasi sempre partecipato l'intero Collegio Sindacale.

5. Eventi successivi alla chiusura del bilancio

Il Consiglio di Amministrazione preporrà all'Assemblea Straordinaria convocata per il 29 aprile 2005 di realizzare una operazione di frazionamento delle azioni.

La costante crescita della Società ha permesso alle azioni di raggiungere un andamento più che positivo avendo esse ottenuto un apprezzabile e consolidato incremento di valore rispetto al prezzo iniziale di quotazione.

Tuttavia si ritiene auspicabile che il titolo azionario consegua sul mercato una maggiore liquidità al fine di aumentare i potenziali investitori, in particolare i piccoli risparmiatori per i quali gli attuali prezzi unitari possono essere percepiti come troppo elevati.

Il Consiglio di Amministrazione proporrà pertanto la modifica dell'articolo 5 dello Statuto aumentando il numero complessivo delle azioni in cui è rappresentato il capitale sociale (che resterà invariato nella misura di € 29.040.000) da 29.040.000 a 290.400.000 riducendo conseguentemente il valore nominale delle stesse da Euro 1,00 a Euro 0,10.

Milano, 21 marzo 2005

TABELLA 1: STRUTTURA DEL CONSIGLIO DI AMMINISTRAZIONE E DEI COMITATI

Consiglio di Amministrazione							Comitato Controllo Interno		Comitato Remunerazione e Nomine	
Carica	Componenti	Esecutivi	Non esecutivi	Indipendenti	****	Numero di altri incarichi **	***	****	***	****
Presidente	Luca Garavoglia				100%	1				
Amministratore delegato	Paolo Marchesini	X			100%					
Amministratore delegato	Stefano Saccardi	X			100%					
Amministratore delegato	Enzo Visone	X			100%					
Amministratore	Luca Cordero di Montezemolo		X	X	66%	9				
Amministratore	Cesare Ferrero		X	X	100%	14	X	100%		
Amministratore	Franzo Grande Stevens		X	X	66%	10			X	100%
Amministratore	Marco Pasquale Perelli-Cippo		X		66%				X	100%
Amministratore	Giovanni Rubboli		X	X	100%		X	100%	X	100%
Amministratore	Renato Ruggiero		X	X	66%	2				
Amministratore	Anton Machiel Zondervan		X	X	100%	1	X	100%		

Numero complessivo delle riunioni svolte durante l'esercizio di riferimento	Consiglio di Amministrazione: **5**	Comitato Controllo Interno: **9**	Comitato Remunerazioni e Nomine: **2**

NOTE

* La presenza dell'asterisco indica se l'amministratore è stato designato attraverso liste presentate dalla minoranza.

** In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati, anche esteri, in società finanziarie, bancarie, assicurative o di rilevanti dimensioni; nella Relazione sulla *corporate governance* gli incarichi sono indicati per esteso.

*** In questa colonna è indicata con una "X" l'appartenenza del membro del Consiglio di Amministrazione al Comitato.

**** In questa colonna è indicata la percentuale di partecipazione degli Amministratori rispettivamente alle riunioni del Consiglio di Amministrazione e dei Comitati secondo la nuova composizione.

TABELLA 2: COLLEGIO SINDACALE

Carica	Componenti	Percentuale di partecipazione alle riunioni del Collegio	Numero altri incarichi**
Presidente	Umberto Tracanella	25%	3
Sindaco effettivo	Alberto Lazzarini	100%	1
Sindaco effettivo	Antonio Ortolani	100%	1
Sindaco supplente	Alberto Giarrizzo Garofalo	–	1
Sindaco supplente	Giuseppe Pajardi	–	–
Sindaco supplente	Paolo Proserpio	–	–

Numero riunioni svolte durante l'esercizio di riferimento: 6 di cui 4 secondo la sua nuova composizione

Ai sensi dell'articolo 27 dello Statuto hanno diritto a presentare le liste gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 5% del capitale con diritto di voto nell'Assemblea ordinaria.

NOTE

* L'asterisco indica se il Sindaco è stato designato attraverso liste presentate dalla minoranza.

** In questa colonna è indicato il numero di incarichi di Amministratore o Sindaco ricoperti dal soggetto interessato in altre società quotate in mercati regolamentati italiani. Nella Relazione sulla *corporate governance* gli incarichi sono indicati per esteso.

TABELLA 3: ALTRE PREVISIONI DEL CODICE DI AUTODISCIPLINA

	si	no	Sintesi delle motivazioni dell'eventuale scostamento dalle raccomandazioni del Codice
Sistema delle deleghe e operazioni con parti correlate			
Il Consiglio di Amministrazione ha attribuito deleghe definendone:			
a) limiti	X		
b) modalità d'esercizio	X		
c) e periodicità dell'informativa ?		X	La periodicità dell'informativa è indicata nello Statuto sociale.
Il Consiglio di Amministrazione si è riservato l'esame e approvazione delle operazioni aventi un particolare rilievo economico, patrimoniale e finanziario (incluse le operazioni con parti correlate) ?	X		
Il Consiglio di Amministrazione ha definito linee-guida e criteri per l'identificazione delle operazioni "significative" ?		X	Si ritiene che le soglie indicate nelle deleghe agli amministratori delegati consentano comunque al Consiglio di Amministrazione di deliberare sempre le operazioni più significative.
Le linee-guida e i criteri di cui sopra sono descritti nella relazione?	X		
Il Consiglio di Amministrazione ha definito apposite procedure per l'esame e approvazione delle operazioni con parti correlate?	X		
Le procedure per l'approvazione delle operazioni con parti correlate sono descritte nella relazione?	X		
Procedure della più recente nomina di Amministratori e Sindaci			
Il deposito delle candidature alla carica di Amministratore è avvenuto con almeno dieci giorni di anticipo ?	X		
Le candidature alla carica di Amministratore erano accompagnate da esauriente informativa?	X		
Le candidature alla carica di Amministratore erano accompagnate dall'indicazione dell'idoneità a qualificarsi come indipendenti ?	X		
Il deposito delle candidature alla carica di Sindaco è avvenuto con almeno dieci giorni di anticipo?	X		
Le candidature alla carica di Sindaco erano accompagnate da esauriente informativa?	X		
Assemblee			
La società ha approvato un Regolamento di Assemblea ?	X		
Il Regolamento è allegato alla relazione (o è indicato dove esso è ottenibile / scaricabile) ?		X	Il Regolamento è disponibile presso la sede della Società.
Controllo interno			
La società ha nominato i preposti al controllo interno?	X		
I preposti sono gerarchicamente non dipendenti da responsabili di aree operative?	X		
Unità organizzativa preposta del controllo interno (*ex* articolo 9.3 del Codice)	Group Internal Auditor		
Investor relations			
La società ha nominato un responsabile *investor relations*?	X		
Unità organizzativa e riferimenti (indirizzo / telefono / *fax* / *e-mail*) del responsabile *investor relations*			Investor Relations Manager Via Filippo Turati, 27 20121 Milano Telefono 02.6225330 - fax 02.6225479 e-mail: investor.relations@campari.com





Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

RELAZIONE DELLA SOCIETÀ DI REVISIONE
ai sensi dell'art. 156 del D.Lgs. 24.2.1998, n.58

Agli Azionisti
della Davide Campari - Milano S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato della Davide Campari - Milano S.p.A. chiuso al 31 dicembre 2004. La responsabilità della redazione del bilancio compete agli amministratori della Davide Campari - Milano S.p.A.. È nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 8 aprile 2004.

3. A nostro giudizio, il bilancio consolidato della Davide Campari - Milano S.p.A. al 31 dicembre 2004 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico consolidati della società.

Milano, 8 aprile 2005

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

DAVIDE CAMPARI MILANO S.p.A.

sede in via Filippo Turati, 27 - MILANO

Capitale Sociale 29.040.000 Euro

Codice Fiscale - Registro Imprese 06672120158 - REA n. 1112227

Relazione del Collegio dei Sindaci sul Bilancio Consolidato di gruppo

al 31/12/2004 ai sensi dell'art. 41 del D. Lgs. 9/4/1991, n.127

-*****-

Ai soci dell'impresa capogruppo Davide Campari Milano S.p.a..

Nell'ambito dei nostri compiti abbiamo controllato, ai sensi dell'art. 41 del D.Lgs. 127/91, il bilancio consolidato della capogruppo Davide Campari Milano S.p.a. al 31/12/2004 che chiude con un risultato netto di Euro/migliaia 86.248 (di cui Euro/migliaia 16.954 di spettanza di terzi), un totale attivo di Euro/migliaia 1.330.116, un patrimonio netto di Euro/migliaia 600.240 (di cui -12.686 attribuibile a terzi), conti d'ordine per un importo di Euro/migliaia 64.511 e la relazione sulla gestione del gruppo.

A) Controllo del bilancio consolidato

1. Il nostro esame è stato svolto secondo i principi di comportamento del Collegio sindacale enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate e integrate dai corretti principi contabili enunciati dal Consiglio Nazionale dei Dottori Commercialisti e alle indicazioni Consob di volta in volta rilevanti;
2. I bilanci delle società controllate sono stati assoggettati a controllo legale dai rispettivi Collegi Sindacali per quanto concerne la società italiana, e comunque al controllo contabile da parte della società di revisione Reconta Ernst & Young S.p.a quale revisore principale.

   Su tali bilanci non abbiamo svolto alcun controllo diretto in quanto non di nostra competenza e, pertanto, il nostro giudizio è limitato a quanto concerne il

consolidamento;

3. Abbiamo esaminato il perimetro di consolidamento, l'esistenza delle condizioni che consentono il consolidamento con il metodo integrale e si segnala che anche le due partecipate di Sella & Mosca: Qingdao Sella & Mosca Vinery Co. Ltd e Société Civile du Domaine de la Margue, prima consolidate con il metodo del patrimonio netto, sono ora consolidate con il metodo integrale.

   Le altre variazioni derivano dall'uscita delle società cedute (SOVINAC S.A.) e dall'inserimento delle società acquistate (KOUTSIKOS DISTILLERIES S.A.) o per le quali si sono verificate per la prima volta le condizioni di controllo (Longhi e Associati S.r.l.).

4. Abbiamo preso visione della lettera di preventiva conferma rilasciata dalla Reconta Ernst & Young, società di revisione cui è stato affidato l'incarico di revisione del bilancio consolidato, e da essa non emergono segnalazioni;

5. E' stata considerata l'area di consolidamento, sono stati esaminati i principi di consolidamento ed è stata verificata la congurità dei criteri di valutazione applicati;

6. La documentazione esaminata e le informazioni assunte non evidenziano deviazioni dalle norme di legge che disciplinano il bilancio consolidato integrate dai principi contabili sopra identificati e dalle norme di comportamento del Collegio Sindacale;

7. Quanto alle modalità di redazione e al contenuto della nota integrativa, si dà atto della conformità a quanto disposto degli artt. 29 e 32 Decreto Legislativo n. 127/91, e in particolare che:

   - sono state rispettate, ai sensi dell'art. 32 del D. Lgs. 127/91, le strutture previste dal codice civile agli artt. 2424, 2425 e 2427 per la redazione dello stato patrimoniale, del conto economico e della nota integrativa, iscrivendo separatamente le voci previste nell'articolo 2424 e nell'articolo 2425 del codice civile;
   - sono state osservate le disposizioni relative a singole voci dello stato patrimoniale

previste dall'art. 2424-bis del codice civile, iscrivendo gli elementi patrimoniali destinati ad essere utilizzati in modo durevole tra le immobilizzazioni;

- la nota integrativa è stata redatta rispettando il contenuto previsto dall'art. 38 del D. Lgs. n. 127/91; in particolare l'indicazione dei soggetti e il metodo di consolidamento prescelti sono conformi alle indicazioni richieste dall'art. 39 dello stesso decreto e gli amministratori informano in modo compiuto sulla modalità di consolidamento così come sull'analisi delle singole voci e, nella relazione sulla gestione, sui fatti più rilevanti anche con riferimento agli accadimenti intervenuti dopo la chiusura dell'esercizio;

8. I principi di consolidamento adottati sono conformi a quanto previsto dall'art. 31 D. Lgs. n. 127/91, e in particolare:
   - la definizione dell'area di consolidamento è fatta nel rispetto dei principi dettati dagli artt. 26 e 28 del D. Lgs. n. 127/91;
   - nella redazione del bilancio consolidato gli elementi dell'attivo e del passivo, nonché i proventi e gli oneri delle società consolidate sono stati ripresi integralmente, mentre sono stati elisi i debiti e i crediti, i proventi e gli oneri, gli utili e le perdite originate da operazioni effettuate tra società incluse nel consolidamento (art. 31 D. Lgs. n. 127/91);
   - sono state eliminate le partecipazioni detenute nelle società consolidate contro la corrispondente frazione di patrimonio netto delle società consolidate, iscrivendo il maggior valore delle prime rispetto alle seconde in una voce denominata "differenza da consolidamento" inclusa tra le immobilizzazioni immateriali (art. 31 D. Lgs. n. 127/91);
   - l'importo del Capitale e delle Riserve delle società consolidate corrispondente a partecipazioni di terzi risulta iscritto quale Capitale e Riserve di Terzi, mentre la parte del risultato economico consolidato corrispondente a partecipazioni di terzi è

iscritto in una apposita voce quale risultato dell'esercizio di pertinenza di terzi (art. 31 D. Lgs. n. 127/91).

Si dà atto che i criteri di valutazione sono quelli applicati dalla capogruppo e sono conformi alla legge. Tali criteri sono stati applicati in modo uniforme e non si sono verificate situazioni o casi eccezionali che abbiano richiesto l'esercizio di deroghe ai sensi art. 29, IV comma, D. Lgs. n. 127/91; essi non hanno subito modifiche rispetto al passato esercizio.

In particolare possiamo dare atto che:

9. A nostro giudizio, il sopramenzionato bilancio consolidato esprime nel suo complesso in modo corretto la situazione patrimoniale e finanziaria ed il risultato economico del gruppo Davide Campari Milano S.p.a. per l'esercizio chiuso il 31/12/2004, in conformità alle norme che disciplinano il bilancio consolidato richiamate al punto a) 1.

B) Controllo della relazione sulla gestione

1. La relazione degli amministratori sull'andamento della gestione, che correda il bilancio consolidato, è stata da noi controllata al fine di verificarne il rispetto del contenuto minimale previsto dall'art. 40 del D. Lgs. 127/91 e per accertarne la congruenza con il bilancio consolidato, così come previsto dall'art. 41 del D. Lgs. 127/91.
2. Sulla base dei controlli effettuati, il Collegio ritiene che la relazione sulla gestione del gruppo sia corretta e risulti coerente col bilancio consolidato.

Milano, 11 aprile 2005

Il Presidente del Collegio

Avv. Umberto Tracanella



I Sindaci effettivi

Antonio Ortolani

Alberto Lazzarini



PROSPETTI CONTABILI DELLA CAPOGRUPPO DAVIDE CAMPARI-MILANO S.P.A.

Stato patrimoniale attivo

(€ migliaia)	31 dicembre 2004	31 dicembre 2003
A) Crediti verso soci per versamenti ancora dovuti	**0**	**0**
B) Immobilizzazioni, con separata indicazione di quelle concesse in locazione finanziaria		
I. *Immateriali*		
1) Costi di impianto e di ampliamento	300.126	0
3) Diritti di brevetto industriale e opere dell'ingegno	261.865	240.130
4) Concessioni, licenze, marchi e diritti simili	1.960.694	0
5) Avviamento	160.574.508	0
6) Immobilizzazioni in corso e acconti	250.546	305.228
7) Altre	3.114.387	2.512.225
Totale immobilizzazioni immateriali	**166.462.126**	**3.057.583**
II. Immobilizzazioni materiali		
1) Terreni e fabbricati	27.430.322	5.916.687
2) Impianti e macchinari	40.432.745	4.562.526
3) Attrezzature industriali e commerciali	1.060.888	242.084
4) Altri beni	1.598.154	1.288.077
5) Immobilizzazioni in corso e acconti	1.569.130	96.321
Totale immobilizzazioni materiali	**72.091.239**	**12.105.695**
III. Immobilizzazioni finanziarie		
1) Partecipazioni in	584.848.423	880.949.891
a) imprese controllate	584.753.332	880.901.161
d) altre imprese	95.091	48.730
2) Crediti	516.754	288.583
d) Verso altri	516.754	288.583
- entro 12 mesi	173.431	0
- oltre 12 mesi	343.323	288.583
4) Azioni proprie	29.779.604	31.000.000
Totale immobilizzazioni finanziarie	**615.144.781**	**912.238.474**
Totale immobilizzazioni	**853.698.146**	**927.401.752**
C) Attivo circolante		
I. Rimanenze		
1) *Materie prime, sussidiarie e di consumo*	9.919.118	4.193.225
2) Prodotti in corso di lavorazione e semilavorati	19.476.629	2.001.704
4) Prodotti finiti e merci	7.522.789	1.397.885
5) Acconti	1.482.808	0
Totale rimanenze	**38.401.344**	**7.592.814**
II. Crediti		
1) Verso clienti	283.933	0
- *entro 12 mesi*	283.933	0
2) Verso imprese controllate	62.054.078	34.869.013
- entro 12 mesi	62.054.078	34.869.013
4) Verso controllanti	0	6.001
- *entro 12 mesi*	0	6.001
4*bis*) Crediti tributari	6.433.432	1.108.223
- entro 12 mesi	6.433.432	1.108.223
4*ter*) Imposte anticipate	5.430.280	4.955.757
- entro 12 mesi	5.430.280	4.955.757
5) Verso altri	4.919.542	3.321.601
- entro 12 mesi	1.982.452	458.165
- oltre 12 mesi	2.937.090	2.863.436
Totale crediti	**79.121.265**	**44.260.595**
III. Attività finanziarie che non costituiscono immobilizzazioni	**0**	**0**
IV. Disponibilità liquide		
1) *Depositi bancari e postali*	55.726.756	22.414.253
3) Denaro e valori in cassa	13.460	9.428
Totale disponibilità liquide	**55.740.216**	**22.423.681**
Totale attivo circolante	**173.262.825**	**74.277.090**
D) Ratei e risconti		
2) Vari	4.889.191	5.028.537
Totale ratei e risconti	**4.889.191**	**5.028.537**
Totale attivo	**1.031.850.162**	**1.006.707.379**

Stato patrimoniale passivo

(€ migliaia)	31 dicembre 2004	31 dicembre 2003
A) Patrimonio netto		
I. Capitale	29.040.000	29.040.000
II. Riserva da sovrapprezzo delle azioni	0	0
III. Riserve di rivalutazione	0	0
IV. Riserva legale	5.808.000	5.808.000
V. Riserve statutarie	0	0
VI. Riserva azioni proprie e in portafoglio	29.779.604	31.000.000
VII. Altre riserve	247.567.434	258.066.863
– Riserva straordinaria	243.221.990	247.402.257
– Riserva detrazione IVA 4% Legge 64/86	591.982	0
– Riserva detrazione IVA 6% Legge 67/88	451.142	0
– Riserva da ammortamenti anticipati	0	1.931.379
– Riserva tassata da ammortamenti anticipati	0	5.189
– Contributi in conto capitale	260.963	0
– Avanzo di fusione	0	5.686.681
– Riserva conferimento partecipazione *ex-* D. Lgs. 544/92	3.041.357	3.041.357
VIII. Utili (perdite) portate a nuovo	8.019.577	0
IX. Utile (Perdita) dell'esercizio	133.683.012	20.974.951
Totale patrimonio netto	**453.897.627**	**344.889.814**
B) Fondi per rischi ed oneri		
1) Per trattamento di quiescenza	133.661	176.848
2) Per imposte, anche differite	4.152.237	927.483
b) per imposte differite	4.152.237	927.483
3) Altri	6.091.347	7.133.957
Totale fondi per rischi e oneri	**10.377.245**	**8.238.288**
C) Trattamento di fine rapporto	*8.678.893*	*5.482.561*
D) Debiti		
1) Obbligazioni	257.953.568	257.953.568
– oltre 12 mesi	257.953.568	257.953.568
4) Debiti verso banche	48.432.848	24.000.084
– entro 12 mesi	48.432.848	24.000.084
5) Debiti verso altri finanziatori	1.624.719	0
– oltre 12 mesi	1.624.719	0
7) Debiti verso fornitori	36.138.636	9.733.302
– entro 12 mesi	36.138.636	9.733.302
– oltre 12 mesi		
9) Debiti verso imprese controllate	187.943.828	327.138.017
– entro 12 mesi	187.943.828	327.138.017
10) Debiti verso imprese collegate	0	578
– entro 12 mesi	0	578
12) Debiti tributari	5.335.435	11.700.626
– entro 12 mesi	5.335.435	11.700.626
13) Debiti verso istituti di previdenza	1.650.138	1.020.460
– entro 12 mesi	1.650.138	1.020.460
14) Altri debiti	5.322.381	1.451.962
– entro 12 mesi	5.322.381	1.451.962
Totale debiti	**544.401.553**	**632.998.597**
E) Ratei e risconti		
2) Vari	14.494.844	15.098.119
Totale ratei e risconti	**14.494.844**	**15.098.119**
Totale passivo	**1.031.850.162**	**1.006.707.379**

Conti d'ordine

(€ migliaia)	31 dicembre 2004	31 dicembre 2003
1) Sistema improprio beni altrui presso di noi		
Totale sistema improprio beni altrui presso di noi	**0**	**0**
2) Sistema improprio degli impegni		
Impegni verso terzi	39.031.086	15.742.603
Totale impegni verso terzi	**39.031.086**	**15.742.603**
Garanzie ricevute	4.026.584	0
Totale garanzie ricevute	**4.026.584**	**0**
Garanzie prestate	162.934.374	160.062.346
Totale garanzie prestate	**162.934.374**	**160.062.346**
Totale sistema improprio degli impegni	**205.992.044**	**175.804.949**
3) Sistema improprio dei rischi		
Totale sistema improprio dei rischi	**0**	**0**
Totale conti d'ordine	**205.992.044**	**175.804.949**

Conto economico

(€ migliaia)		31 dicembre 2004	31 dicembre 2003
A) Valore della produzione			
1)	Ricavi delle vendite e delle prestazioni	251.974.094	81.063.096
2)	Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	7.604.274	198.282
5)	Altri ricavi e proventi	24.678.795	21.441.360
Totale valore della produzione		**284.257.163**	**102.702.738**
B) Costi della produzione			
6)	Per materie prime, sussidiarie, consumo e merci	173.984.884	55.759.949
7)	Per servizi	32.387.663	12.999.824
8)	Per godimento di beni di terzi	8.893.130	3.844.806
9)	Per il personale	26.914.673	15.579.799
	a) Salari e stipendi	18.460.758	10.687.249
	b) Oneri sociali	6.220.770	3.582.685
	c) Trattamento di fine rapporto	1.371.586	690.083
	e) Altri costi	861.559	619.782
10)	Ammortamenti e svalutazioni	19.426.812	4.032.859
	a) Ammortamento delle immobilizzazioni immateriali	10.464.638	1.827.501
	b) Ammortamento delle immobilizzazioni materiali	8.962.174	2.205.358
11)	Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	-1.270.717	787.636
12)	Accantonamento per rischi	834.000	69.779
14)	Oneri diversi di gestione	2.835.005	755.993
Totale costi della produzione		**264.005.450**	**93.830.645**
Differenza tra valore e costi di produzione (A - B)		**20.251.713**	**8.872.093**
C) Proventi e oneri finanziari			
15)	Proventi da partecipazioni	60.013.718	1.282.154
	– da imprese controllate	60.013.718	1.211.537
	– altri	0	70.617
16)	Altri proventi finanziari	29.271.297	10.593.892
	c) da titoli iscritti nell'attivo circolante	12.604.550	841.346
	d) proventi diversi dai precedenti	16.666.747	9.752.546
	– da imprese controllate	928.939	1.130.659
	– altri	15.737.808	8.621.887
17)	Interessi e oneri finanziari	41.316.721	13.700.485
	– da imprese controllate	6.495.028	2.392.213
	– altri	34.821.693	11.308.272
17*bis*)	Utili e perdite su cambi	-5.025	-10.593
Totale proventi e oneri finanziari (15 + 16 - 17 +/- 17 bis)		**47.963.269**	**-1.835.032**
D) Rettifiche di valore di attività finanziarie		*0*	*0*
E) Proventi e oneri straordinari			
20)	Proventi straordinari	72.101.643	25.715.580
	– Plusvalenze da alienazioni	1.484.050	25.044.116
	– Altri proventi straordinari	70.617.593	671.464
21)	Oneri straordinari	538.065	3.579.626
	– Minusvalenze da alienazioni	0	2.854
	– Imposte relative ad esercizi precedenti	12.938	127.725
	– Altri oneri straordinari	525.127	3.449.047
Totale delle partite straordinarie (20 - 21)		**71.563.578**	**22.135.954**
Risultato prima delle imposte (A - B +/- C +/- D +/- E)		**139.778.560**	**29.173.015**
22) Imposte sul reddito d'esercizio		6.095.548	8.198.064
– Correnti		3.607.177	11.431.857
– Imposte differite		1.553.608	256.859
– Imposte anticipate		934.763	-3.490.652
23) Utile (perdita) dell'esercizio		**133.683.012**	**20.974.951**




GRUPPO
CAMPARI

PRESS RELEASE

DAVIDE CAMPARI-MILANO S.P.A.: ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

2004 results approved

10 : 1 stock split approved: ten new shares will be issued in replacement of each outstanding share

Dividend of € 0.10 per share following the stock split approved (+13.6%)

* * *

Milan, 29 April 2005 - The Shareholders' meeting of Davide Campari-Milano S.p.A. **today approved the company's 2004 results.**

The extraordinary Shareholders' meeting approved the **stock split** of the 29,040,000 shares with a nominal value of € 1.00 each currently making up the Group's share capital, via the issue of **ten new shares with a nominal value of € 0.10 each for each existing share**. The new shares qualify for dividends from 1 January 2004, and the current fully paid up share capital of € 29,040,000 (which remains unchanged) is subsequently divided into 290,400,000 shares. The resolution will be entered in the Milan Trade Register on 5 May 2005 and **the stock split will be effective from 9 May 2005**.

The meeting approved **a dividend of € 0.10 per share following the stock split** (this is **an increase of 13.6% on last year's dividend** of € 0.088 on a adjusted basis), with the detachment of coupon no. 1 on 9 May 2005 and payable as of 12 May 2005.

2004 CONSOLIDATED RESULTS

As indicated on 21 March, the consolidated results for 2004 showed strong **growth in sales and at all levels of operating profitability**, thanks to the consolidation of the newly-acquired Barbero 1891 and to a good performance from the Group's existing business, despite the impact of negative exchange rate movements.

In 2004, Group sales totalled € 779.2 million, **an increase of 9.1%** (+11.9% at constant exchange rates). **Organic growth** was **3.8%**, while exchange rate movements had a negative effect of 2.8%, mainly because of the fall in value of the US dollar. **External growth of 8.2%** was due almost entirely to the newly-acquired Barbero 1891.

Trading profit increased by **13.5%** to € 219.1 million (+17.0% at constant exchange rates), or 28.1% of sales.

EBITDA rose by 8.5% (+12.1% at constant exchange rates) to € 183.6 million, or 23.6% of sales.

EBITA increased by 9.5% (+13.3% at constant exchange rates) to € 164.9 million, or 21.2% of sales.

EBIT went up by 6.2% (+11.0% at constant exchange rates) to € 129.8 million, or 16.7% of sales.

Profit before taxes and minority interests was € 123.2 million, a fall of 10.8% (-6.8% at constant exchange rates). This was **due entirely to the significant drop in extraordinary income, which in 2003 included the capital gain resulting from the sale of the building in Via Filippo Turati, Milan, for € 33.7 million.**

Net profit attributable to the Group was € 69.3 million, a fall of 13.2% (-9.5% at constant exchange rates). However, **the net profit adjusted for exceptional income, with particular reference to the capital gain mentioned above**, and the associated taxes, was € 67.8 million **(+5.1%).**

Group shareholders' equity was € 596.0 million at 31 December 2004.

At 31 December 2004, **net financial debt** was € 228.7 million (€ 297.1 million at 31 December 2003). **The debt to equity ratio** at 31 December 2004 was 38.4%.

EVENTS TAKING PLACE AFTER THE END OF 2004

Purchase of a minority stake in Skyy Spirits, LLC. On 25 February 2005, the Campari Group acquired a further 30.1% shareholding in Skyy Spirits, LLC via the exercise of a call option, under the terms agreed in January 2002 when Campari bought a majority shareholding in the company. The payment of US$ 156.6 million (equivalent to around € 118 million at the exchange rate on the date of the transaction) was made in cash. The acquisition was financed partly using own funds and partly via bank debt.

New initiatives in the US ultra premium spirit segment. On 31 March 2005, the Campari Group announced the launch of SKYY90, the first modern luxury vodka, thereby entering the ultra premium category, an extremely dynamic segment of the key vodka market. On the same date, Campari was awarded the US distribution rights starting from April 2005 for Martin Miller's ultra premium gin, a brand owned by the UK-based Reformed Spirits Company Ltd. An agreement signed between Reformed Spirits Company Ltd. and Davide Campari-Milano S.p.A. grants the Group an option to acquire the Martin Miller's brand. The two new commercial initiatives on the US spirits market are aimed at strengthening the Group's presence in the ultra premium category, the high-end spirits segment. Both initiatives are being carried out through Skyy Spirits, LLC.

New Italian distribution rights. On 4 April 2005, Campari was awarded the Italian distribution rights for the spirit portfolio of the US-based company Brown-Forman, one of the largest industry players worldwide. The agreement will be effective from 1 May 2005.

OTHER RESOLUTIONS

Own shares. The Shareholders' meeting authorised the purchase and/or sale of own shares, mainly to be used in the Group's stock option plans, to the Board of Directors. The authorisation concerns the purchase and/or sale of a total number of shares, including existing own shares, up to 10% of the share capital. As of today, the company has own shares corresponding to 3.22% of the share capital. The authorisation remains valid until 30 June 2006. The corresponding minimum and maximum purchase and/or sale price will be determined at a unit price which, as regards the said price range, shall not be less than 25% and shall not exceed 25% than the average reference price determined by the three Stock Market sessions prior to each single transaction.

The Campari Group

The Campari Group is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has over 1,500 employees and shares of the parent company Davide Campari-Milano S.p.A are listed on the Italian stock exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: *segreteria@moccagatta.it*

CAMPARI GROUP

Reclassified consolidated income statement

	1 January - 31 December 2004		1 January - 31 December 2003		Change
	€ million	%	€ million	%	%
Net revenues [1]	**779.2**	**100.0%**	**714.1**	**100.0%**	**9.1%**
Cost of materials	(264.2)	-33.9%	(256.3)	-35.9%	3.1%
Production costs	(52.5)	-6.7%	(44.9)	-6.3%	16.8%
Total cost of goods sold	**(316.6)**	**-40.6%**	**(301.2)**	**-42.2%**	**5.1%**
Gross margin	**462.6**	**59.4%**	**412.9**	**57.8%**	**12.0%**
Advertising and promotion	(159.5)	-20.5%	(143.7)	-20.1%	11.0%
Selling and distribution expenses	(83.9)	-10.8%	(76.1)	-10.7%	10.3%
Trading profit	**219.1**	**28.1%**	**193.1**	**27.0%**	**13.5%**
General and administrative expenses	(53.3)	-6.8%	(46.9)	-6.6%	13.7%
Other operating revenues	1.8	0.2%	6.9	1.0%	-73.6%
Amortisation of goodwill and trademarks	(35.1)	-4.5%	(28.4)	-4.0%	23.5%
Non - recurring expenses	(2.8)	-0.4%	(2.5)	-0.3%	11.7%
EBIT = Operating income	**129.8**	**16.7%**	**122.2**	**17.1%**	**6.2%**
Net interest income (charges)	(8.3)	-1.1%	(8.8)	-1.2%	-6.2%
Exchange - rate gains (losses), net	(0.5)	-0.1%	1.6	0.2%	-133.7%
Exceptional income (charges)	2.2	0.3%	23.1	3.2%	-90.4%
Profit before taxes and minority interests	**123.2**	**15.8%**	**138.1**	**19.3%**	**-10.8%**
Minority interests	(17.0)	-2.2%	(17.9)	-2.5%	-5.0%
Group profit before taxes	**106.2**	**13.6%**	**120.2**	**16.8%**	**-11.7%**
Taxes	(36.9)	-4.7%	(40.4)	-5.7%	-8.7%
Group net profit	**69.3**	**8.9%**	**79.8**	**11.2%**	**-13.2%**
Depreciation	(15.7)	-2.0%	(15.4)	-2.2%	2.0%
Amortisation of goodwill, trademarks and other intangibles	(38.0)	-4.9%	(31.6)	-4.4%	20.5%
Total depreciation and amortisation	**(53.8)**	**-6.9%**	**(47.0)**	**-6.6%**	**14.5%**
EBITDA	**183.6**	**23.6%**	**169.2**	**23.7%**	**8.5%**
EBITA [2]	**164.9**	**21.2%**	**150.7**	**21.1%**	**9.5%**

(1) Net of discounts and excise duty.
(2) EBITA = EBIT before amortisation of goodwill and trademarks.

CAMPARI GROUP

Reclassified consolidated balance sheet

	31 December 2004 € million	31 December 2003 € million
Cash and banks	239.5	133.6
Marketable securities	6.5	1.9
Accounts receivable, net of devaluation reserve	173.1	174.2
Inventories	114.4	106.4
Other current assets	53.5	55.4
Total current assets	**587.0**	**471.5**
Tangible assets, net	156.9	152.4
Goodwill, net	519.7	552.2
Other intangible assets, net	29.4	19.4
Financial assets	0.6	7.8
Other non - current assets	5.0	5.8
Treasury shares	29.8	31.0
Total non - current assets	**741.4**	**768.6**
Total assets	**1,328.4**	**1,240.1**
Short - term financial debt	59.6	30.1
Private placement	2.9	
Accounts payable	142.1	127.6
Other current liabilities	65.5	78.1
Total current liabilities	**270.1**	**235.8**
Medium and long term loans	407.1	398.1
Employee's termination pay	15.2	15.6
Other non - current liabilities	35.7	37.7
Minority interests	4.3	4.7
Total non - current liabilities	**462.3**	**456.1**
Shareholders' equity	596.0	548.2
Total liabilities and shareholders' equity	**1,328.4**	**1,240.1**

CAMPARI GROUP

Consolidated cash flow statement

	31 December 2004 at constant perimeter	31 December 2003
Profit before taxes	106.4	120.2
Depreciation and amortization	53.8	47.0
Gains on sale of fixed assets	(1.5)	(34.4)
Other items	0.4	5.8
Income and deferred taxes	(32.0)	(37.2)
Variation in tax credits and debts	(16.1)	5.3
Cash flow from operating activities before net change in operating working capital	**111.0**	**106.7**
Net change in Operating Working Capital	4.2	(30.8)
Cash flow from operating activities	**115.2**	**75.9**
Acquisition of tangible fixed assets	(15.9)	(28.4)
Payables to suppliers for Novi Ligure investments		(17.0)
Acquisition of intangible assets	(3.0)	(7.4)
Net income from disposals of tangible fixed assets	2.6	40.3
Cash flow from investing activities	**(16.4)**	**(12.5)**
Free cash flow	**98.8**	**63.4**
Acquisitions and changes in perimeter	(14.1)	(155.6)
Other investing activities	2.0	0.3
Dividends paid	(24.7)	(24.7)
Cash flow from other activities	**(36.8)**	**(180.0)**
Exchange rate differences and other movements	6.3	18.4
Net increase (decrease) in net financial position	**68.4**	**(98.3)**

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement (summary statutory accounts)

	1 January - 31 December 2004 € million
Value of production	284.3
Production costs	(264.0)
Difference between value and cost production	20.3
Total financial income and charges	48.0
Total extraordinary items	71.6
Profit before tax	139.8
Corporate income tax	6.1
Net profit	133.7

Parent company balance sheet (summary statutory accounts)

	31 December 2004 € million
Total non - current assets	853.7
Total current assets	173.3
Total accruals and deferrals	4.9
Total assets	1,031.9
Total shareholders' equity	453.9
Total provisions for risks and charges	10.4
Staff severance fund	8.7
Total payables	544.4
Total accruals and deferrals	14.5
Total liabilities	1,031.9

Parent company cash flow (summary statutory accounts)

	31 December 2004 € million
Net profit	133.7
Adjustments to reconcile net profit with cash flow from operations	(17.6)
Cash flow from operations	116.1
Cash flow from investments	54.0
Cash flow used by financial operations	(136.7)
Increase (decrease) in cash and banks	33.3
Cash and banks at start of financial year	22.4
Cash and banks at end of financial year	55.7


GRUPPO
CAMPARI

COMUNICATO STAMPA

DAVIDE CAMPARI-MILANO S.P.A.: ASSEMBLEA ORDINARIA E STRAORDINARIA

Approvato il bilancio 2004

Deliberato il frazionamento delle azioni ordinarie in ragione di dieci azioni per ogni azione esistente

Deliberata la distribuzione di un dividendo di € 0,10 per azione risultante dal frazionamento azionario (+13,6%)

* * *

Milano, 29 aprile 2005 - L'Assemblea degli azionisti di Davide Campari-Milano S.p.A. **ha approvato oggi il bilancio relativo all'esercizio 2004**.

L'Assemblea, in sede straordinaria, ha deliberato il **frazionamento** delle 29.040.000 azioni di valore nominale € 1,00 che costituiscono l'attuale capitale sociale mediante **l'emissione di dieci nuove azioni di valore nominale € 0,10 cadauna** in sostituzione di ciascuna azione esistente. Le nuove azioni avranno godimento 1 gennaio 2004 e l'attuale capitale sociale versato di € 29.040.000 (che rimarrà invariato) risulterà suddiviso in 290.400.000 azioni. La delibera verrà iscritta nel Registro delle Imprese di Milano il 5 maggio 2005 e **il frazionamento delle azioni sarà effettivo a partire dal 9 maggio 2005**.

L'Assemblea degli Azionisti ha deliberato la **distribuzione di un dividendo di € 0,10 per ciascuna delle azioni** risultanti dal frazionamento **(+13,6% rispetto al dividendo distribuito l'anno scorso** pari a € 0,088 su base rettificata) con stacco della cedola numero 1 il 9 maggio 2005 e in pagamento a partire dal 12 maggio 2005.

RISULTATI CONSOLIDATI 2004

Come già illustrato il 21 marzo, il 2004 si è chiuso con **risultati estremamente positivi**. Si conferma il *trend* di crescita delle vendite e **di tutti i livelli di redditività operativa**, grazie al positivo effetto del consolidamento della neo - acquisita Barbero 1891 e al buon andamento del *business*, nonostante l'impatto negativo dei tassi di cambio.

Le **vendite del Gruppo** *sono state pari a* € 779,2 *milioni, in* **crescita del 9,1%** *(+11,9% a cambi costanti)*. La **crescita organica** è stata **del 3,8%**, mentre l'impatto negativo dei tassi di cambio è stato pari al 2,8%, principalmente a causa della svalutazione del Dollaro USA. La **crescita esterna, pari al 8,2%**, è quasi interamente attribuibile alla neo - acquisita Barbero 1891.

Il **margine commerciale** si è attestato a € 219,1 milioni, evidenziando una **crescita del 13,5%** (+17,0% a cambi costanti) e un'incidenza sulle vendite pari al 28,1%.

L'**EBITDA** è stato di € 183,6 milioni, in **crescita del 8,5%** (+12,1% a cambi costanti) e con un'incidenza sulle vendite pari al 23,6%.

L'**EBITA** è stato di € 164,9 milioni, in **crescita del 9,5%** (+13,3% a cambi costanti) e con un'incidenza sulle vendite pari al 21,2%.

L'**EBIT** è stato di € 129,8 milioni, in **crescita del 6,2%** (+11,0% a cambi costanti) e con un'incidenza sulle vendite pari al 16,7%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 123,2 milioni e ha registrato una flessione pari al 10,8% (-6,8% a cambi costanti), **determinata esclusivamente dalla consistente diminuzione dei proventi straordinari che, nel 2003, includevano la plusvalenza relativa alla cessione dello stabile di Via Filippo Turati a Milano, pari a € 33,7 milioni**.

L'**utile netto di pertinenza del Gruppo** è stato di € 69,3 milioni e ha evidenziato una diminuzione del 13,2% (-9,5% a cambi costanti). Invece, l'**utile netto di pertinenza del Gruppo rettificato delle componenti straordinarie di reddito**, tra cui in particolare la plusvalenza sopracitata, nonché dei relativi impatti fiscali, risulta pari a € 67,8 milioni, evidenziando una **crescita del 5,1%**.

Il **patrimonio netto consolidato** al 31 dicembre 2004 ammonta a € 596,0 milioni.

Al 31 dicembre 2004 l'**indebitamento finanziario netto** è pari a € 228,7 milioni (€ 297,1 milioni al 31 dicembre 2003). Il **rapporto tra indebitamento finanziario netto e patrimonio netto** al 31 dicembre 2004 è pari a 38,4%.

EVENTI SUCCESSIVI ALLA CHIUSURA DEL 2004

Acquisto quota di minoranza in Skyy Spirits, LLC. Si segnala che in data 25 febbraio 2005, il Gruppo Campari ha perfezionato l'acquisito di un'ulteriore partecipazione del 30,1% di Skyy Spirits, LLC tramite l'esercizio di una *call option*, secondo i termini stipulati nel gennaio 2002 al momento dell'acquisito della partecipazione di maggioranza nella società. Il corrispettivo, pagato in contanti, è stato pari a US$ 156,6 milioni (corrispondente a circa € 118 milioni al tasso di cambio alla data dell'operazione). L'acquisizione è stata finanziata in parte con mezzi propri e in parte con indebitamento bancario.

Nuovi progetti di sviluppo nel segmento *ultra premium spirit* in USA. Il 31 marzo 2005 il Gruppo Campari ha annunciato il lancio di SKYY90, la prima *"modern luxury vodka"*, ponendo così le basi per il proprio ingresso nella categoria *ultra premium*, comparto estremamente dinamico nel segmento chiave della *vodka*. Nella stessa data è stata annunciata, con decorrenza aprile 2005, la distribuzione negli Stati Uniti della marca di *gin ultra premium* Martin Miller's di proprietà della società inglese Reformed Spirits Company Ltd. Contestualmente è stato inoltre sottoscritto un contratto tra Reformed Spirits Company Ltd. e Davide Campari-Milano S.p.A., che permette a quest'ultima di esercitare un'opzione per l'acquisto della proprietà del *brand* Martin Miller's Gin. Le due nuove iniziative commerciali nel segmento *spirit* negli Stati Uniti sono finalizzate a rafforzare la propria presenza nella categoria *ultra premium*. Entrambe le iniziative sono sviluppate tramite Skyy Spirits, LLC.

Nuovo accordo distributivo in Italia. Il 4 aprile 2005 il Gruppo Campari si è aggiudicato la distribuzione in Italia del portafoglio *spirit* della statunitense Brown-Forman, uno dei maggiori operatori del settore a livello mondiale. L'accordo ha decorrenza 1 maggio 2005.

ALTRE DELIBERE

Azioni proprie. L'Assemblea ha deliberato di autorizzare il Consiglio di Amministrazione all'acquisto e/o all'alienazione di azioni proprie finalizzate principalmente a servire i piani di *stock option*. L'autorizzazione è relativa all'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie già in possesso della società, non superino il 10% del capitale sociale. A oggi, la società risulta proprietaria di azioni proprie corrispondenti al 3,22% del capitale sociale. L'autorizzazione è concessa sino al 30 giugno 2006. Il corrispettivo unitario per l'acquisito e/o l'alienazione non sarà inferiore del 25% nel minimo e superiore del 25% nel massimo al prezzo medio di riferimento registrato dal titolo nelle tre sedute di Borsa precedenti ogni singola operazione di acquisto.

Gruppo Campari

Il Gruppo Campari è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Il portafoglio prodotti di proprietà include marchi di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Conto economico consolidato riclassificato

	1 gennaio - 31 dicembre 2004		1 gennaio - 31 dicembre 2003		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [1]	**779,2**	**100,0%**	**714,1**	**100,0%**	**9,1%**
Costo dei materiali	(264,2)	-33,9%	(256,3)	-35,9%	3,1%
Costi di produzione	(52,5)	-6,7%	(44,9)	-6,3%	16,8%
Totale costo del venduto	**(316,6)**	**-40,6%**	**(301,2)**	**-42,2%**	**5,1%**
Margine lordo	**462,6**	**59,4%**	**412,9**	**57,8%**	**12,0%**
Pubblicità e promozioni	(159,5)	-20,5%	(143,7)	-20,1%	11,0%
Costi di vendita e distribuzione	(83,9)	-10,8%	(76,1)	-10,7%	10,3%
Margine commerciale	**219,1**	**28,1%**	**193,1**	**27,0%**	**13,5%**
Spese generali e amministrative	(53,3)	-6,8%	(46,9)	-6,6%	13,7%
Altri ricavi operativi	1,8	0,2%	6,9	1,0%	-73,6%
Ammortamento di avviamento e marchi	(35,1)	-4,5%	(28,4)	-4,0%	23,5%
Costi non ricorrenti	(2,8)	-0,4%	(2,5)	-0,3%	11,7%
Risultato operativo = EBIT	**129,8**	**16,7%**	**122,2**	**17,1%**	**6,2%**
Proventi (oneri) finanziari netti	(8,3)	-1,1%	(8,8)	-1,2%	-6,2%
Utili (perdite) su cambi netti	(0,5)	-0,1%	1,6	0,2%	-133,7%
Altri proventi (oneri) non operativi	2,2	0,3%	23,1	3,2%	-90,4%
Utile prima delle imposte e degli interessi di minoranza	**123,2**	**15,8%**	**138,1**	**19,3%**	**-10,8%**
Interessi di minoranza	(17,0)	-2,2%	(17,9)	-2,5%	-5,0%
Utile prima delle imposte di pertinenza del Gruppo	**106,2**	**13,6%**	**120,2**	**16,8%**	**-11,7%**
Imposte	(36,9)	-4,7%	(40,4)	-5,7%	-8,7%
Utile netto di pertinenza del Gruppo	**69,3**	**8,9%**	**79,8**	**11,2%**	**-13,2%**
Ammortamenti materiali	(15,7)	-2,0%	(15,4)	-2,2%	2,0%
Ammortamenti immateriali	(38,0)	-4,9%	(31,6)	-4,4%	20,5%
Totale ammortamenti	**(53,8)**	**-6,9%**	**(47,0)**	**-6,6%**	**14,5%**
EBITDA	**183,6**	**23,6%**	**169,2**	**23,7%**	**8,5%**
EBITA [2]	**164,9**	**21,2%**	**150,7**	**21,1%**	**9,5%**

(1) Al netto di sconti e accise.
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi.

GRUPPO CAMPARI

Stato patrimoniale consolidato riclassificato

	31 dicembre 2004 € milioni	31 dicembre 2003 € milioni
Cassa e banche	239,5	133,6
Titoli negoziabili	6,5	1,9
Crediti verso clienti, al netto del fondo svalutazione	173,1	174,2
Rimanenze	114,4	106,4
Altre attività correnti	53,5	55,4
Totale attività correnti	**587,0**	**471,5**
Immobilizzazioni materiali nette	156,9	152,4
Differenza da consolidamento, al netto dell'ammortamento	519,7	552,2
Altre immobilizzazioni immateriali, al netto dell'ammortamento	29,4	19,4
Partecipazioni	0,6	7,8
Altre attività non correnti	5,0	5,8
Azioni proprie	29,8	31,0
Totale attività non correnti	**741,4**	**768,6**
Totale attività	**1.328,4**	**1.240,1**
Debiti verso banche	59,6	30,1
Private placement	2,9	
Debiti verso fornitori	142,1	127,6
Altre passività correnti	65,5	78,1
Totale passività correnti	**270,1**	**235,8**
Debiti finanziari a medio - lungo termine	407,1	398,1
Trattamento di fine rapporto	15,2	15,6
Altre passività non correnti	35,7	37,7
Interessi di minoranza	4,3	4,7
Totale passività non correnti	**462,3**	**456,1**
Patrimonio netto	596,0	548,2
Totale passività e patrimonio netto	**1.328,4**	**1.240,1**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	31 dicembre 2004 a perimetro costante € milioni	31 dicembre 2003 € milioni
Utile ante imposte di competenza del Gruppo	106,4	120,2
Ammortamenti	53,8	47,0
Plusvalenze da cessioni di immobilizzazioni	(1,5)	(34,4)
Altre voci (accantonamenti, utilizzi fondi, TFR)	0,4	5,8
Imposte di esercizio correnti	(32,0)	(37,2)
Variazioni debiti e crediti fiscali, anche differiti	(16,1)	5,3
Flusso di cassa da attività operative, escluse variazioni di *operating working capital*	**111,0**	**106,7**
Variazioni di *operating working capital*	4,2	(30,8)
Flusso di cassa generato dalle attività operative	**115,2**	**75,9**
Acquisizione immobilizzazioni materiali	(15,9)	(28,4)
Debiti verso fornitori Novi Ligure		(17,0)
Acquisizione immobilizzazioni immateriali	(3,0)	(7,4)
Proventi da cessioni di immobilizzazioni materiali	2,6	40,3
Flussi di cassa da attività di investimento	**(16,4)**	**(12,5)**
Free cash flow	**98,8**	**63,4**
Acquisizioni e variazioni di perimetro	(14,1)	(155,6)
Altre attività di investimento	2,0	0,3
Dividendi	(24,7)	(24,7)
Flusso di cassa generato dalle altre attività	**(36,8)**	**(180,0)**
Differenze cambio e altri movimenti	6,3	18,4
Variazione posizione finanziaria netta	**68,4**	**(98,3)**

DAVIDE CAMPARI-MILANO S.p.A.

Conto economico della Capogruppo (prospetto di sintesi del bilancio civilistico)

	1 gennaio - 31 dicembre 2004 € milioni
Valore della produzione	284,3
Costi della produzione	(264,0)
Differenza tra valore e costi della produzione	20,3
Totale proventi e oneri finanziari	48,0
Totale delle partite straordinarie	71,6
Risultato prima delle imposte	139,8
Imposte sul reddito d'esercizio	6,1
Risultato di esercizio	133,7

Stato Patrimoniale della Capogruppo (prospetto di sintesi del bilancio civilistico)

	31 dicembre 2004 € milioni
Totale immobilizzazioni	853,7
Totale attivo circolante	173,3
Totale ratei e risconti	4,9
Totale attivo	1.031,9
Totale patrimonio netto	453,9
Totale fondi per rischi e oneri	10,4
Trattamento Fine Rapporto	8,7
Totale debiti	544,4
Totale ratei e risconti	14,5
Totale passivo	1.031,9

Rendiconto finanziario della Capogruppo (prospetto di sintesi del bilancio civilistico)

	31 dicembre 2004 € milioni
Utile netto dell'esercizio	133,7
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative	(17,6)
Flusso di cassa generato (utilizzato) dalle attività operative	116,1
Flusso di cassa generato da attività di investimento	54,0
Flusso di cassa utilizzato da attività di finanziamento	(136,7)
Aumento (diminuzione) delle disponibilità liquide	33,3
Disponibilità liquide all'inizio dell'esercizio	22,4
Disponibilità liquide alla fine dell'esercizio	55,7


GRUPPO
CAMPARI

PRESS RELEASE

CAMPARI ANNOUNCES TWO NEW INITIATIVES IN THE US ULTRA PREMIUM SPIRIT SEGMENT

LAUNCH OF SKYY90, AN ULTRA PREMIUM VODKA

DISTRIBUTION AGREEMENT TO MARKET THE ULTRA PREMIUM GIN MARTIN MILLER'S AND CALL OPTION TO ACQUIRE OWNERSHIP OF THE BRAND

US CONFIRMED ONCE AGAIN AS A KEY MARKET IN CAMPARI'S GROWTH STRATEGY

Milan, 31 March 2005 - Davide Campari-Milano S.p.A. is pleased to announce two new commercial initiatives on the US spirits market. The Group has developed two projects aimed at strengthening its presence in the ultra premium category, the high-end spirits segment. Both initiatives will be carried out through Skyy Spirits, LLC, the US subsidiary 89%-owned by the Campari Group.

Launch of SKYY90

Skyy Spirits, LLC, the Campari Group's US subsidiary which in 1992 introduced the super premium SKYY Vodka on the US market with extraordinary success, is now preparing to launch SKYY90, thereby entering the ultra premium category, an extremely dynamic segment of the key vodka market.

SKYY90, the first modern luxury vodka, is a unique product offering a highly innovative taste, formula and packaging. Superior quality ingredients combined with the most advanced and exclusive distillation technology make SKYY90 the purest and most sophisticated expression of vodka. SKYY90's packaging has a modern design and a striking appearance.

SKYY90 will be available as of May in select bars and restaurants in some of the main American states.

Distribution rights for Martin Miller's London Dry Gin

Campari, through its American subsidiary Skyy Spirits, LLC, has been awarded the US distribution rights starting from April 2005 for Martin Miller's ultra premium gin, a brand owned by the UK-based Reformed Spirits Company Ltd. Martin Miller's was launched in the trendiest bars in London in 2003 where it gained high recognition. The brand has been available on the US market for a few months generating an encouraging market response.

Skyy Spirits, LLC, with its established success and proven ability to manage high-end products, is the ideal platform to seize this attractive growth opportunity in the ultra premium gin segment, a new category for the Campari Group.

An agreement signed between Reformed Spirits Company Ltd. and Davide Campari-Milano S.p.A. grants the Group an option to acquire the Martin Miller's brand. The option will be exercisable from

January 2009 at a price based on sales levels attained in 2008. Reformed Spirits Company Ltd has not been granted any equivalent put option. The call price will vary between US$ 240 and 300 per 9-liter case sold in the US, depending on sales levels, whilst for international sales the price will be US$ 480 per case. Lower prices will be applied for sales in the duty-free channel. An absolute price-floor of US$ 8 million is also foreseen.

"Both of these commercial initiatives confirm our commitment to strengthen our position in the US, which is a key market for the international growth strategy of the Campari Group", commented Enzo Visone, the Group's Chief Executive Officer.

In particular, the launch of SKYY90 and the distribution agreement for Martin Miller's gin in the US, both at the earliest stages of development, represent a major expansion opportunity in the ultra premium category, by adding brand names and product categories to the Group's portfolio. The inclusion of the gin and vodka brands within the ultra premium segment allows the Campari Group to further enhance its already extensive portfolio.

The Campari Group is present in the US market with SKYY, one of the fastest-growing spirits brands worldwide, with a leading position in the US super premium vodka segment. In addition, the Group has a presence in the US market with some major third-party brands, particularly tequila 1800, a leading brand in the ultra premium tequila segment.

* * *

www.SKYY90.com

www.martinmillersgin.com

* * *

THE CAMPARI GROUP

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda, Pelmosoda and Tonicsoda in Italy, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has over 1,500 employees, and shares of the parent company Davide Campari-Milano S.p.A are listed on the Milan stock exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


GRUPPO
CAMPARI

COMUNICATO STAMPA

CAMPARI ANNUNCIA DUE NUOVI PROGETTI DI SVILUPPO NEL SEGMENTO *ULTRA PREMIUM SPIRIT* IN USA

LANCIO DI SKYY90, *ULTRA PREMIUM VODKA*

ACCORDO DISTRIBUTIVO PER LA COMMERCIALIZZAZIONE DI MARTIN MILLER'S, *ULTRA PREMIUM GIN* E OPZIONE *CALL* PER L'ACQUISTO DELLA MARCA

GLI USA SI CONFERMANO UN MERCATO CHIAVE NELLA STRATEGIA DI CRESCITA DI CAMPARI

Milano, 31 marzo 2005 - Davide Campari-Milano S.p.A. annuncia due nuove iniziative commerciali nel segmento *spirit* negli Stati Uniti. Il Gruppo ha sviluppato due progetti finalizzati a rafforzare la propria presenza nella categoria *ultra premium*, il segmento degli *spirit* di altissima gamma. Entrambe le iniziative sono sviluppate tramite Skyy Spirits, LLC, la società americana controllata al 89% dal Gruppo Campari.

Lancio di SKYY90

Skyy Spirits, LLC, la società americana controllata dal Gruppo Campari che nel 1992 lanciò con straordinario successo in USA la *super premium* SKYY Vodka, lancia ora SKYY90, ponendo le basi per il proprio ingresso nella categoria *ultra premium,* comparto estremamente dinamico nel segmento chiave della *vodka*.

SKYY90, la prima "*modern luxury vodka*", rappresenta un prodotto unico e altamente innovativo nel gusto, nella formula e nel *packaging*. Grazie all'impiego di ingredienti di altissima qualità e all'utilizzo di un processo produttivo estremamente innovativo ed esclusivo, SKYY90 si distingue per la massima espressione di purezza e sofisticazione. Anche nel *packaging*, SKYY90 è caratterizzata da un *design* moderno e da un sicuro impatto estetico.

SKYY90 sarà disponibile a partire da maggio unicamente in selezionati bar e ristoranti in alcuni tra i più importanti stati americani.

Diritti per la commercializzazione di Martin's Miller London Dry Gin

Campari, tramite la controllata Skyy Spirits, LLC, si è aggiudicata, con decorrenza aprile 2005, la distribuzione negli Stati Uniti della marca di *gin ultra premium* Martin Miller's di proprietà della società inglese Reformed Spirits Company Ltd. Martin Miller's è stato lanciato nel 2003 nel mercato londinese dei *bar* più *trendy*, dove ha ottenuto un elevato riconoscimento. Da pochi mesi la marca è disponibile anche sul mercato americano dove i primi segnali di sviluppo sono incoraggianti.

Grazie al suo consolidato successo e alla sua comprovata capacità di gestire prodotti di alta gamma, Skyy Spirits, LLC è la piattaforma ideale per cogliere un'interessante opportunità di sviluppo nel segmento del *gin ultra premium*, una categoria nuova per il Gruppo Campari.

E' stato inoltre sottoscritto un contratto tra Reformed Spirits Company Ltd. e Davide Campari-Milano S.p.A., che permette a quest'ultima di esercitare un'opzione per l'acquisto della proprietà del *brand* Martin Miller's Gin. L'opzione sarà esercitabile a partire da gennaio 2009 a un prezzo determinato in funzione del livello delle vendite nel 2008. Non vi è comunque nessun corrispondente diritto di *put* da parte di Reformed Spirits Company Ltd. Il prezzo dell'opzione *call* varierà tra US$ 240 e 300 per cassa da 9 litri venduta sul mercato americano, in base al livello delle vendite. Relativamente alle vendite al di fuori degli Stati Uniti, il prezzo sarà US$ 480 per cassa da 9 litri. Un prezzo inferiore verrà applicato alle vendite nel canale *duty-free*. E' inoltre previsto un esborso minimo (*price floor)* di US$ 8 milioni.

"Entrambe le iniziative commerciali, confermano il nostro impegno a perseguire un ulteriore rafforzamento negli Stati Uniti, che rappresentano un mercato cruciale nella strategia di crescita internazionale del Gruppo Campari", ha commentato Enzo Visone, Chief Executive Officer del Gruppo.

In particolare, sia il progetto di lancio di SKYY90 sia l'accordo di distribuzione del *gin* Martin Miller's per il mercato statunitense, certamente nelle prime fasi del loro sviluppo, rappresentano un'importante opportunità di espansione nella categoria *ultra premium* tramite l'ampliamento dell'offerta di Campari in termini sia di *brand* sia di categoria di prodotto. Infatti, il Gruppo Campari attraverso l'aggiunta di due marchi di *gin* e *vodka* nel segmento *ultra premium* può vantare un portafoglio sempre più ricco e articolato.

Il Gruppo Campari è presente negli Stati Uniti con SKYY, uno dei marchi di *spirit* in maggiore crescita a livello mondiale e con una posizione di *leadership* nel mercato USA delle vodke *super premium*. Sempre negli Stati Uniti, il Gruppo Campari è inoltre presente con alcuni rilevanti marchi di terzi, tra cui in particolare *tequila* 1800, marca *leader* nel mercato della tequila *ultra premium*.

* * *

www.SKYY90.com

www.martinmillersgin.com

* * *

Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirit*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Il portafoglio prodotti di proprietà include *brand* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda, Pelmosoda e Tonicsoda in Italia, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega oltre 1.500 persone e le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


GRUPPO
CAMPARI

PRESS RELEASE

CAMPARI SECURES ITALIAN DISTRIBUTION RIGHTS FOR BROWN-FORMAN'S SPIRIT PORTFOLIO INCLUDING JACK DANIEL'S

Milan, 4 April 2005 - Campari has been awarded the Italian distribution rights for the spirit portfolio of the US-based company Brown-Forman, one of the largest industry players worldwide.

The agreement, effective from 1 May 2005, includes all spirits brands owned by Brown-Forman currently available on the Italian market: **Jack Daniel's Tennessee Whiskey**, the best selling American whiskey in the world and **one of the most dynamic premium brands in Italy**, **Southern Comfort**, a unique and highly versatile liqueur, **Woodford Reserve**, a super premium bourbon, **Tuaca**, an Italian brandy based liqueur and **Finlandia Vodka**.

The Italian distribution rights were granted to the Campari Group following a re-assessment of the distribution agreements implemented by Brown Forman in a number of European countries.

This partnership offers the Group a synergetic and complementary portfolio allowing Campari to further consolidate its presence in the Italian premium spirits market. Moreover, the agreement is a major opportunity to strengthen the Group's clout in the on-premise channel, with particular reference to the trendiest bars and restaurants, which constitute a key business segment.

The **Campari Group** is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda, Pelmosoda and Tonicsoda in Italy, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has over 1,500 employees, and shares of the parent company Davide Campari-Milano S.p.A are listed on the Milan stock exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


GRUPPO
CAMPARI

COMUNICATO STAMPA

CAMPARI SI AGGIUDICA LA DISTRIBUZIONE IN ITALIA DEL PORTAFOGLIO *SPIRIT* DI BROWN-FORMAN

JACK DANIEL'S TRA I BRAND

Milano, 4 aprile 2005 - Il Gruppo Campari si è aggiudicato la distribuzione in Italia del portafoglio *spirit* della statunitense Brown-Forman, uno dei maggiori operatori del settore a livello mondiale.

L'accordo ha decorrenza 1 maggio 2005 e riguarda tutti i *brand* di *spirit* di proprietà di Brown-Forman attualmente disponibili sul mercato italiano: **Jack Daniel's Tennessee Whiskey**, il *whiskey* americano più venduto nel mondo e **uno dei *brand* di alta gamma più dinamici sul mercato italiano, Southern Comfort**, liquore unico e molto versatile, **Woodford Reserve**, *bourbon* di altissima gamma, **Tuaca**, liquore a base di *brandy* di origine italiana e **Finlandia Vodka**.

L'assegnazione al Gruppo Campari dei diritti per il mercato italiano è avvenuta nell'ambito di una ridefinizione degli accordi distributivi completata da Brown-Forman in alcuni mercati europei.

Grazie a questa iniziativa, che conferisce al Gruppo un portafoglio sinergico e complementare, Campari consolida ulteriormente la propria presenza nel mercato italiano tramite l'ampliamento dell'offerta di *spirit* di alta gamma. Inoltre, l'accordo costituisce un'importante opportunità di rafforzamento nel canale tradizionale (bar e ristoranti) e in particolare nei locali di tendenza, di importanza strategica per il Gruppo.

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirit*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Il portafoglio prodotti di proprietà include *brand* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda, Pelmosoda e Tonicsoda in Italia, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega oltre 1.500 persone e le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it